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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______________________________ June 2003

BROCKTON CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Press Release: 6/9/2003; 8/11/2003; 11/3/2003, 12/15/2003
2. Notice of Meeting and Record Date; 6/25/2003, 9/8/2003, 9/9/2003
3. Notice of Meeting to be held 10/28/2003, dated 10/14/2003
   Information Circular for Meeting to be held 10/28/2003, dated 10/2/2003
4. Information Circular for Meeting to be held 12/12/2003, dated 10/28/2003
   Form of Proxy for Meeting to be held 12/12/2003, dated 10/28/2003
   Auditors Consent Letter, dated 12/3/2003
5. Form 51-901F Part A & B, Quarterly and Year-End Report
   Audited Fiscal 2003 Ended 4/30/2003 Financial Statements, dated 9/17/2003
6. Form 51-901F Part A & B, Quarterly and Year-End Report
   First Fiscal Quarter Ended 7/31/2003 Financial Statements, dated 9/29/2003
7. Form 51-901F Part A & B, Quarterly and Year-End Report
   Second Fiscal Quarter Ended 10/31/2003 Financial Statements, dated 12/24/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___ No xxx

Brockton Capital Corp.
604 - 750 West Pender Street. Vancouver, B.C.
V6C 2T7

PRESS RELEASE

CYBERHAND TO EXPAND BUSINESS WITH ACQUISITION OF POCKETOP
Vancouver, June 9, 2003 – Brockton Capital Corp. (TSX-V:BKC.P) ("Brockton") is pleased to announce that on June 4, 2003, Cyberhand Technologies Inc. ("Cyberhand") signed a letter of intent to acquire all of the common shares of Pocketop Computer Corporation ("Pocketop") by way of a plan of arrangement (the "Acquisition"). Brockton and Tullaree Capital Inc. (TSX-V:TUL) ("Tullaree") the majority shareholder of Pocketop, also signed the letter of intent. The proposed Acquisition is anticipated to close in conjunction with the previously announced acquisition of Cyberhand by Brockton, which is intended to serve as Brockton's qualifying transaction pursuant to Policy 2.4 of the TSX Venture Exchange ("Exchange").

Pocketop, a private Canadian incorporated company that has operations in Vancouver, British Columbia, is developing innovations in the portable handheld PDA market to advance users into the next era of mobile computing. Founded in 1997 by architect Michael Katz, Pocketop completed the development of its first product, the Pocketop KeyboardTM, in October 2001. The Pocketop KeyboardTM is the world's first wireless portable PDA keyboard. The keyboard is half the volume and weight of the market leader, but has traditional keyboard functionality and allows for touch-typing. This distinction is a size and form factor innovation, since it turns the PDA into a functioning pocket laptop, enabling users to send and receive e- mail, surf the web, compose documents, take notes, and perform spreadsheet calculations. Its wireless technology and built-in software eliminates clumsy hardware connections and enables broad compatibility, as it is compatible with most Palm OS©, Linux OS and PocketPC© devices. Over the last 15 months, to March 31, 2003, Pocketop has revenues of over $1.3 million from the sales of the Pocketop KeyboardTM. For further information please refer to the website www.pocketop.net.

"The consolidation of the companies will generate many synergies for the combined entities and represents immediate value for our shareholders" explained by Patrick Burke, President of Cyberhand. "For example, from a philosophical perspective, the Pocketop focus on innovative design of technologically advanced, high quality computer peripheral equipment is reciprocally matched by Cyberhand's. Further, this perspective is complementary to Cyberhand's attention to ergonomic design details and will be maximized by utilizing Cyberhand's own in-house design studios to enhance the combined entities' product offerings. From an operating perspective, specific business activities such as the sales, marketing and distribution for both current and future product offerings will be fully integrated. These operating synergies, combined with Pocketop's existing revenue, will significantly enhance the successful commercialization of Cyberhand's current and future product offerings."

The Acquisition is intended to close concurrently with the Brockton Qualifying Transaction. Under the terms of the letter of intent, Brockton has agreed to issue up to 6.0 million value and earn out common shares from its treasury at a deemed price of $1.00 per share in exchange for 100% of the outstanding shares of Pocketop.

In addition, Cyberhand will cause all the outstanding loans owing by Pocketop to Tullaree to be repaid. Currently, these loans have a total principal amount of approximately $400,000 and Tullaree agrees not to advance any further loans without the approval of Cyberhand.

The Acquisition is subject to a due diligence investigation in respect of Pocketop by Cyberhand and Brockton which must be completed on or before June 30, 2003. In addition, Pocketop and Cyberhand will negotiate an arrangement agreement, subject to Cyberhand's satisfaction with the results of the due diligence investigations, setting out the detailed terms of the letter of intent to be executed on or before July 31, 2003. Further, Tullaree has agreed to make an unsecured loan of up to a total of $150,000 to Cyberhand bearing interest at the rate of 12% per annum. The amounts advanced under the loan together with accrued interest are to be repaid on either the completion or termination of the Acquisition as contemplated between the parties. The loan amount of $50,000 was advanced to Cyberhand on June 9, 2003. The balance of $100,000 is to be advanced upon certain conditions and milestones being met.

With respect to the original Qualifying Transaction, Brockton had submitted to the Exchange a draft information circular and was working with the Exchange to address their comments when the opportunity to acquire Pocketop was presented to Cyberhand. The submission to the Exchange will have to be amended to include disclosure on Pocketop. Brockton believes that the potential acquisition of Pocketop will add more value for the Brockton shareholders as the commercialization risk of the combined entities will have been significantly reduced. In addition, the funding that was being raised to close concurrently with the Qualifying Transaction may now be increased up to $2.0 million with the same anticipated terms and conditions as previously disclosed. The business of Cyberhand has progressed over the past few months and will be detailed in a future information update.

The transactions contemplated in the above mentioned letter of intent are subject to formal documentation and other conditions precedent for the benefit of each party including formal approval of the majority of the minority shareholders of Brockton, approval of the TSX Venture Exchange, and satisfactory completion of due diligence reviews by Brockton and Cyberhand. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

For further information, please contact:
Kevin R. Hanson, Brockton at 604.689.0188 or
Brad Kitchen, Cyberhand at 604.737.1015.

ON BEHALF OF THE BOARD OF DIRECTORS

"Kevin R. Hanson"

Kevin R. Hanson
President, Director

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the content of this press release.

Brockton Capital Corp.
604 - 750 West Pender Street.
Vancouver, B.C.
V6C 2T7

PRESS RELEASE

CYBERHAND EXECUTES SHARE PURCHASE AGREEMENT TO ACQUIRE UP TO 66% OF POCKETOP

Vancouver, August 11, 2003 – Brockton Capital Corp. (TSX-V:BKC.P) ("Brockton") is pleased to announce that on July 31, 2003, the U.S. subsidiary of Cyberhand Technologies Inc. ("Cyberhand") executed a share purchase agreement (the "SPA") with Tullaree Capital Inc. (TSX-V:TUL) ("Tullaree). Certain terms of the SPA reflect changes made to the original letter of intent announced in the June 9, 2003 press release. The SPA contemplates (i) the exchange by Tullaree of 50% of its holdings in The Pocketop Computer Corporation ("Pocketop") to Cyberhand for 500,000 common shares of Cyberhand at a deemed price of $1.00 per share; (ii) the option by Cyberhand to acquire the balance of Tullaree's interest in Pocketop on or before May 25, 2005 for an additional 833,334 shares of Cyberhand at a deemed price of $1.00 per share; and (iii) the assignment of all loans (the "Loans") made by Tullaree to Pocketop, totaling approximately $380,000, and the assignment by Tullaree to Cyberhand of any security granted in connection with the Loans, in consideration for the issuance of a promissory note from Cyberhand to Tullaree (the "Cyberhand Note") (collectively referred to herein as the "Tullaree Transactions"). Brockton has previously announced the acquisition of all of the issued and outstanding shares of Cyberhand, which is intended to serve as Brockton's qualifying transaction (the "Qualifying Transaction") pursuant to Policy 2.4 of the TSX Venture Exchange (the "TSX-V").

As a result of the SPA, Cyberhand will own, subject to TSX-V approval, approximately 33% of the common shares of Pocketop and if the option to acquire Tullaree's remaining holdings is exercised, Cyberhand will then own approximately 66% of Pocketop. In addition, on August 1, 2003, Northshore Property Management Inc. ("Northshore"), a private Ontario company owned by Starcom Technologies Inc., the major shareholder of Cyberhand, signed a management agreement with Pocketop to provide services to manage and administer the business of Pocketop. The contract has an initial term of one year and Northshore will be paid a monthly fee of $10,000.

Cyberhand, through its U.S. subsidiary, has negotiated a non-exclusive agreement with Pocketop (the "OEM Agreement") that grants Cyberhand, initially, for a two-year period, the right to manufacture market and sell the Pocketop Wireless PDA Keyboard using either the Pocketop or Cyberhand trademark or trade names. Under the terms and conditions of the OEM Agreement, Cyberhand will pay Pocketop a U.S. $5.00 royalty payment for every unit sold with a minimum sales requirement of 20,000 units per year. For more information on the Pocketop Wireless PDA Keyboard visit the Pocketop website at www.pocketop.net.

Tullaree has also advanced a final tranche of $50,000 to Cyberhand for an aggregate loan amount of $150,000 (the "Cyberhand Loan") bearing interest at 12% per annum. The Cyberhand Loan together with accrued interest thereon is to be repaid on the earlier occurrence of the date of closing of the Qualifying Transaction or September 30, 2003. In addition, Cyberhand will repay the Cyberhand Note to Tullaree at the earlier occurrence of either the repayment of the Loans through Pocketop's operations or the close of the Qualifying Transaction.

The Qualifying Transaction and the Tullaree Transactions are subject to formal documentation and other conditions precedent for the benefit of each party including formal approval of the majority of the minority shareholders of Brockton, approval of the TSX-V, and satisfactory completion of due diligence reviews by Brockton and Cyberhand. The Qualifying Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Qualifying Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Qualifying Transaction, any information released or received with respect to the Qualifying Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

For further information, please contact:
Kevin R. Hanson, Brockton at 604.689.0188 or
Brad Kitchen, Cyberhand at 604.737.1015.

ON BEHALF OF THE BOARD OF DIRECTORS

"Kevin R. Hanson"

Kevin R. Hanson
President, Director

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the content of this press release.

Brockton Capital Corp.
604 - 750 West Pender Street. Vancouver, B.C.
V6C 2T7

PRESS RELEASE

VANCOUVER, BRITISH COLUMBIA - NOVEMBER 3, 2003 - BROCKTON CAPITAL CORP. (the "Company") (TSX: BKC.P) announces that it convened its annual general meeting of shareholders on October 28, 2003. At the meeting Kevin Hanson, Terry Amisano and Brad Kitchen were elected as directors. At the time of mailing the information circular for the meeting, certain financial information pertaining to Pocketop Computer Corporation was not yet available and, as such, the meeting was adjourned to 10:00 a.m. on November 18, 2003 so as to allow this information to be distributed to shareholders prior to their being asked to vote on the resolutions dealing with the Company's proposed qualifying transaction.

For further information, please contact:
Kevin R. Hanson, President and Director of Brockton at 604.689.0188 or
Brad Kitchen, Cyberhand at 604.737.1015.

ON BEHALF OF THE BOARD OF DIRECTORS

/S/ *Kevin R. Hanson*

Kevin R. Hanson
President, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

BROCKTON CAPITAL CORP.

NEWS RELEASE

Brockton Shareholders Approve Qualifying Transaction
VANCOUVER, BRITISH COLUMBIA - DECEMBER 15, 2003 - BROCKTON CAPITAL CORP. (TSX: BKC.P) (the "Company") announces that it convened its adjourned annual general and extraordinary general meeting of shareholders on December 12, 2003. At the meeting the shareholders approved the Company's proposed qualifying transaction to acquire all the issued and outstanding shares of Cyberhand Technologies Inc., the adoption of a share option plan and a special resolution changing the name of the company.

The completion of the proposed qualifying transaction is subject to a number of conditions. Among other things, the proposed qualifying transaction is subject to completion of a concurrent financing and is further subject to approval by the Exchange. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Qualifying Transaction, any information released or received with respect to the Qualifying Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

For further information, please contact:
Kevin R. Hanson, President and Director of Brockton at 604.689.0188 or
Brad Kitchen, Cyberhand at 604.737.1015.

On behalf of the Board of Directors

Kevin Hanson

Kevin Hanson
President
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

June 25, 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **Brockton Capital Corp.**

CUSIP #	111718102
Meeting Date:	August 27, 2003
Record Date for Notice:	July 23, 2003
Record Date for Voting:	July 23, 2003
Beneficial Ownership Determination Date:	July 23, 2003
Class of Securities Entitled to Receive Notice:	
Common Class of Securities Entitled to Vote:	
Common Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Laurie Waddington"

Laurie Waddington
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission
cc: Quebec Securities Commission
cc: New Brunswick Securities Commission
cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission
cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission
cc: Registrar of Securities - YT
cc: Ontario Securities Commission
cc: Nunavut
cc: TSX Venture Exchange
cc: CDS Inc.

BROCKTON CAPITAL CORP.

NOTICE IS HEREBY GIVEN that an Annual and Extraordinary General Meeting of BROCKTON CAPITAL CORP. (the "Company") will be held on October 28, 2003, having as one of its purposes the election of directors of the Company for the ensuing year.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for directors of the Company. If a nomination so made is delivered to the Company's Registered Office at Suite 1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, on or before Tuesday, September 23, 2003, accompanied by the information as to the nominee required by law to be furnished in the Information Circular to be sent for the purposes of the Meeting, the Company will include the name of the nominee in the form of Proxy and the information as to the nominee in the Information Circular. A person may be disqualified from becoming or acting as a director by Section 114 of the *Company Act*.

DATED at Vancouver, British Columbia, on September 8, 2003.

ON BEHALF OF THE BOARD

"Kevin R. Hanson"
Kevin R. Hanson, President

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

September 9, 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **Brockton Capital Corp.**

CUSIP #	111718102
Meeting Date:	October 28, 2003
Record Date for Notice:	September 26, 2003
Record Date for Voting:	September 26, 2003
Beneficial Ownership Determination Date:	September 26, 2003
Class of Securities Entitled to Receive Notice:	
Common Class of Securities Entitled to Vote:	
Common Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Laurie Waddington"

Laurie Waddington
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission
cc: Quebec Securities Commission
cc: New Brunswick Securities Commission
cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission
cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission
cc: Registrar of Securities - YT
cc: Ontario Securities Commission
cc: Nunavut
cc: TSX Venture Exchange
cc: CDS Inc.

BROCKTON CAPITAL CORP.
Suite 604 – 750 West Pender Street Vancouver, British Columbia, Canada V6C 2T7
Telephone: 604.689.0188

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON OCTOBER 28, 2003

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the "Meeting") of Brockton Capital Corp. (the "Company") will be held at the Boardroom of Lang Michener, Barristers & Solicitors, 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6C 4N7, on the 28th day of October, 2003 at the hour of 11:00 a.m. (Vancouver time) to transact the following business:

1.   To receive the report of the directors of the Company.

2.   To receive and consider the consolidated financial statements of the Company for its fiscal period ended April 30, 2003 and the report of the auditor thereon.

3.   To fix the number of directors at three.

4.   To elect directors of the Company for the ensuing year.

5.   To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.

6.   To consider and, if thought fit, to pass an ordinary resolution approving the acquisition of Cyberhand Technologies Inc. ("Cyberhand"), as more particularly described in the accompanying Information Circular.

7.   Upon approval of the transaction referred to above, to consider and, if thought fit, to approve a special resolution to change the name of the Company from "Brockton Capital Corp." to "**Brockton Technologies Corp.**" or such other name as the directors in their absolute discretion may determine and is acceptable to the corporate and regulatory authorities, and to amend the Articles of the Company accordingly.

8.   To consider and approve an ordinary resolution adopting the Company's 2003 Stock Option Plan as detailed in the Information Circular.

9.   To transact such other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this notice of meeting is an information circular (the "Information Circular") which includes the audited financial statements of the Company for the year ending April 30, 2003, together with the auditors' report thereon and the unaudited financial statements of the Company for the fiscal period ending July 31, 2003. The Company intends to supplementally deliver to shareholders the audited financial statements of Cyberhand for the year ended December 31, 2002 together with the auditors' report thereon, as well as pro forma consolidated financial statements showing the pro forma consolidated financial position of the Company and Cyberhand as at April 30, 2003, the unaudited financial statements of Cyberhand for the period ending June 30, 2003 together with financial statements of Pocketop Computer Corporation for the fiscal years ending December 31, 2000, December 31, 2001 and March 31, 2003, the latter two periods of which are audited, and unaudited financial statements of Pocketop for the period ending June 30, 2003. Also accompanying this notice is a form of proxy and a form whereby Shareholders can request to be added to the Company's supplemental mailing list. The accompanying information circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this notice of meeting.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy to the Company's registrar and transfer agent, Pacific Corporate Trust Company. A proxy will not be valid unless it is deposited at the office of Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia, V6C 3B9, at any time up to and including 4:00 p.m. (Pacific Time) on the last day preceding the day of the Meeting or any adjournments thereof. Please advise the Company of any change in your mailing address.

The Board of Directors of the Company have established September 26, 2003 as the record date for the Meeting.

Only holders of Common Shares of record at the close of business on September 26, 2003 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, this 2nd day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Kevin R. Hanson"
KEVIN R. HANSON President, CEO and Chairman

BROCKTON CAPITAL CORP.
Suite 604 – 750 West Pender Street
Vancouver, BC V6C 2T7

**ANNUAL AND EXTRAORDINARY GENERAL
MEETING OF MEMBERS**

TO BE HELD ON OCTOBER 28, 2003

INFORMATION CIRCULAR

Dated as at October 2, 2003

Neither the TSX Venture Exchange (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the Qualifying Transaction described in the information circular..

TABLE OF CONTENTS
TABLE OF CONTENTS

GLOSSARY

Except as otherwise defined in this Information Circular, the following terms shall have the accompanying meanings. Care must be taken to read each term in the context of the particular section of the Information Circular in which such term is used.

Affiliate As defined in the *Company Act* (British Columbia); one corporation is affiliated with another corporation if one of them is the subsidiary of the other, or both are subsidiaries of the same corporation, or each of them is controlled by the same person.

Agent Refers to Kingsdale Capital Markets Inc. conjunction with its affiliate Kingsdale Capital Western Canada Inc. in their capacity as selling agent for the Concurrent Financing.

Agent's Warrants Refers to warrants to be granted to the Agent representing 15% of the Concurrent Financing Shares placed by the Agent and the Agent's selling group. No Agent's Warrants will be issued for Concurrent Financing Shares acquired by subscribers introduced by the Company. The Agent's Warrants will each be exercisable into one common share of the Resulting Issuer at the offering price of the Concurrent Financing during the first year following the close of the Concurrent Financing, and during the second year, at a price equal to 1.15 times the offering price of the Concurrent Financing.

BC Act Refers to the *Securities Act* (British Columbia), R.S.B.C. 1996, c.418, as amended.

Brockton or the Company Brockton Capital Corp.

CPC or Capital Pool Company Capital Pool Company listed on the Exchange which started trading without any operating business. The nature of a CPC's business is to find and acquire a promising early stage venture.

Closing The Closing of the Qualifying Transaction which shall take place at the offices of Lang Michener, Barristers & Solicitors, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6C 4N7, on the Closing Date.

Closing Date The date of Closing, expected to be November 4, 2003 or such other date as may be agreed upon by the Company and Cyberhand.

Commission Refers to the British Columbia Securities Commission.

Common Share A Common Share in the capital stock of the Company.

Company Act The British Columbia *Company Act*, R.S.B.C. 1996, c.62.

Company Options Refers to the options to purchase up to 302,500 shares of the Company at $0.15 per share expiring on August 28, 2006 and the options to purchase up to 105,000 shares of the Company at $0.19 per share expiring on February 19, 2008, subject to regulatory approval, held by the Directors of the Company.

Completion of the Qualifying Transaction Means the date the Final Exchange Bulletin is issued by the Exchange.

Concurrent Financing Refers to the offering by Cyberhand by way of an Offering Memorandum of a minimum of 4,000,000 to a maximum of 5,000,000 common shares of Cyberhand, at a price of approximately $0.40 per common share, raising gross proceeds of a minimum of $1.6 million and a maximum of $2.0 million.

Concurrent Financing Shares Refers to up to 5,000,000 common shares of the Company in exchange for the up to 5,000,000 shares issued by way of the Concurrent Financing.

Cyberhand Cyberhand Technologies Inc.

Cyberhand Shares Refers to the 8,130,000 issued and outstanding shares of Cyberhand as at the date hereof, to be acquired by the Company.

Discount Seed Shares Refers to the 2,250,000 common shares of Brockton which were issued at a price less than the price at which the shares were offered to the public on the initial public offering of Brockton.

Exchange   TSX Venture Exchange Inc.

Final Exchange Bulletin Means the Exchange Bulletin which is issued following closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Qualifying Transaction.

Finders' Fee Shares   Refers to the 410,000 common shares of the Resulting Issuer to be issued to Charles Stone and Brad Kitchen at the closing of the Proposed Qualifying Transaction at a price of $0.25 per share, which was the price that the Brockton Shares were trading at the time the stock was halted pending announcement of the Proposed Qualifying Transaction.

Form of Proxy   The form of proxy accompanying this Information Circular.

Insider If used in relation to an Issuer, means:
        (a)   a director or senior officer of the Issuer;
        (b)   a director or senior officer of Brockton that is an Insider or subsidiary of the Issuer;
        (c)   a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Issuer; or
        (d)   the Issuer itself holds any of its own securities.

Letter of Intent Refers to agreement entered into between Brockton and Cyberhand dated September 4, 2002 as the same may be amended from time to time by agreement between the parties.

Information Circular   This Information Circular dated September 26, 2003 as mailed to the Members of the Company on or about October 3, 2003.

Majority of the Minority Approval   Means the approval of the Qualifying Transaction by the majority of the votes cast by shareholders, other than:
        (a)   Non Arm's Length Parties to the CPC;
        (b)   Non Arm's Length Parties to the Qualifying Transaction; and
        (c)   in the case of a Related Party Transaction:
        (i)   if the CPC holds its own shares, the CPC; and
        (ii)   a Person acting jointly or in concert with a Person referred to in paragraph (a) or (b) in respect of the transaction at a properly constituted meeting of the common shareholders of the CPC.

MeetingThe Annual and Extraordinary General Meeting of the Members of the Company to be held on October 28, 2003, and any adjournment thereof.

Members   The holders of Common Shares of the Company on the Record Date.

Non Arm's Length Party Means in relation to a Company, a promoter, officer, director or other Insider or Control Person of that Company (including an Issuer) and any Associates or Affiliates of any such Persons. In relation to an individual, means any Associate of the individual or any Company of which the individual is a promoter, officer, director, Insider or Control Person.

Non Arm's Length Parties to the
Qualifying Transaction Means the Vendor(s), any Target Company(ies) and includes, in relation to Significant Assets or Target Company(ies), the Non Arm's Length Parties of the Vendor(s), the Non Arm's Length Parties of any Target Company(ies) and all other parties to associated with the Qualifying Transaction and Associates or Affiliates of all such other parties.

Notice of Meeting   The Notice of Annual and Extraordinary General Meeting of the Members of the Company dated September 26, 2003 and accompanying this Information Circular.

Offering   Refers to a minimum of 4,000,000 and a maximum of 5,000,000 common shares of Cyberhand at a price of approximately $0.40 per share, to raise gross proceeds of a minimum of $1.6 million and a maximum of $2 million.

Person Means a Company or individual.

Pocketop   Pocketop Computer Corporation.

Policy 2.4   Refers to the Exchange policy entitled "Capital Pool Companies" and related rules and blanket orders of the Commission, as amended.

Policy 5.2   Refers to the Exchange policy entitled "Change of Business/Reverse Takeovers" and related rules and blanket orders of the Commission, as amended.

Proposed Qualifying Transaction Refers to transaction pursuant to which Brockton will acquire all of the common shares of Cyberhand from the Cyberhand Shareholders in exchange for the common shares in Brockton pursuant to the agreement and in accordance with the Share Exchange Agreement, such acquisition intended to constitute the Qualifying Transaction of Brockton scheduled to close in conjunction with the Concurrent Financing.

Proxy   A Form of Proxy which has been completed, dated, signed and delivered by or on behalf of a Member to Pacific Corporate Trust Company.

Qualifying Transaction   The acquisition of all of the issued and outstanding shares of Cyberhand pursuant to Policy No. 2.4.

Record Date   The date determined by the Company for determining the Members entitled to vote at the Meeting, being September 26, 2003.

Reverse Takeover   Has the meaning ascribed thereto in Policy 5.2 of the Exchange.

Registrar and Transfer Agent   Pacific Corporate Trust Company, of 10th Floor , 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

Related Parties Any senior officer, director, promoter or 10% or greater holder of voting shares of the Company or of Cyberhand.

Resulting Issuer The Company immediately following the closing of the Qualifying Transaction, to be renamed Brockton Technologies Corp.

Share Purchase Agreement   The August 28, 2003 agreement among the Company and Cyberhand respecting the acquisition of all of the shares in the capital of Cyberhand by the Company.

Significant Assets   Means one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the Exchange.

Sponsor Refers to Kingsdale Capital Markets Inc. in its capacity as Sponsor to Brockton in connection with the Qualifying Transaction.

Sponsorship Agreement Refers to the agreement to be entered into between the Sponsor and Brockton whereby the Sponsor has agreed to sponsor Brockton with respect to the Reverse Takeover and Qualifying Transaction of Brockton pursuant to Policy 5.2.

Target Company   Means a Company to be acquired by the CPC as its Significant Asset pursuant to a Qualifying Transaction.

Trustee Refers to Pacific Corporate Trust Company as trustee for and on behalf of the escrow holders.

Vendors   Means one or all of the beneficial owners of the Significant Assets (other than the Target Company(ies)).

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular include the plural and vice versa where the context so requires.

SUMMARY OF INFORMATION CIRCULAR

The following is a summary of certain information relating to Brockton, Cyberhand and the Resulting Issuer (assuming completion of the transaction) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular.

The Meeting
Time, Date and Place of Meeting

The Meeting will be held on October 28, 2003 in the Boardroom of Lang Michener, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, commencing at 11:00 a.m. Vancouver time.

Purpose of the Meeting

In addition to the ordinary course matters required to be dealt with at an annual general meeting, being the election of directors and the appointment of an auditor, the Members will be asked to pass an ordinary resolution approving the proposed Qualifying Transaction, adopt a share option plan and pass a special resolution approving the change of name of the Company.

Persons Entitled to Attend and Vote at the Meeting

The Members of record on the Record Date will be entitled to vote at the Meeting.

Conditions to Completion of the Proposed Qualifying Transaction

The completion of the Proposed Qualifying Transaction is subject to a number of conditions. Among other things, the Proposed Qualifying Transaction is subject to approval by the Brockton Members, completion of the Concurrent Financing, either in conjunction with or immediately after the closing of the Proposed Qualifying Transaction, and is further subject to approval by the Exchange. There can be no assurance that the transaction will be completed as proposed or at all.

Recommendations of the Directors

The Directors of Brockton, having considered all factors they have deemed necessary to be considered, have concluded that the entering into of the Proposed Qualifying Transaction is appropriate and favourable for Brockton Members and recommend approval of its terms.

Change of Name

Subject to the approval of the Proposed Qualifying Transaction by the Members of Brockton, the Brockton Members will be asked to approve, with or without variation, a special resolution to change Brockton's name to "Brockton Technologies Corp." or such other name as proposed by the directors and as may be acceptable to the Registrar and the Exchange, and the amendment of Brockton's Memorandum accordingly so as to more accurately reflect the business focus of Brockton following completion of the Proposed Qualifying transaction; provided that if the Proposed Qualifying Transaction does not close, the special resolution being requested of Brockton's Members shall also authorize Brockton's directors, in their discretion, to refrain from proceeding to implement such name change.

Adoption of Stock Option Plan

Under recently revised policies of the Exchange, all listed companies are required to adopt a stock option plan governing the granting of stock options. Subject to approval of the Members, the Company proposes to adopt a stock option plan allowing the Company from time to time to grant stock options entitling the holders thereof to acquire common shares of the Company then equal to 10% of the issued and outstanding share capital of the Company. The existing 407,500 options of the Company will be deemed to be subject to and governed by the Plan.

The proposed Qualifying Transaction

On August 28, 2003, the Company entered into the Share Purchase Agreement with Cyberhand whereby the Company has agreed to acquire all of the 8,130,000 issued and outstanding shares in the capital of Cyberhand as at the date of the Share Purchase Agreement (the "Cyberhand Shares"). In consideration for the purchase of the Cyberhand Shares, the Company will pay CDN$1.626 million by the issue of 8,130,000 Common Shares of the Company with a deemed value of CDN$0.20 per share to Cyberhand shareholders and up to an additional 5,000,000 shares in exchange for the Concurrent Financing Shares (the "Concurrent Financing Shares").

Cyberhand Technologies Inc. is a company that develops new technologies specific to consumer electronics. Cyberhand is in the business of designing, manufacturing, marketing, selling, distribution and servicing ergonomically designed and more responsive computer hardware components. These products are primarily:

- Game and Digital Controllers;
- Wireless Keyboards For Personal Digital Assistants ("PDAs")
- Sophisticated Pointer or Mouse Product line; and
- Related peripherals such as Keyboards, Cameras and Scanners.

On closing of the Qualifying Transaction the Company will change its name to Brockton Technologies Corp. or such other name as the directors may determine and Cyberhand will become a wholly-owned subsidiary of the Company. The shareholders of Cyberhand will become shareholders of Brockton. The Agreement contemplates that the Resulting Issuer's Board of Directors on the closing of the Qualifying Transaction will consist of Kevin R. Hanson, Patrick Burke, Brad Kitchen and Rhonda Burke.

The Completion of the Qualifying Transaction is subject to a number of conditions. Among other things, the Qualifying Transaction is subject to approval by a majority of the minority of the Company's Members, to acceptance for filing by the Exchange and completion of the Minimum Offering.

Insider Interest

Brad Kitchen, a director of the Company, together with one other individual is entitled, subject to regulatory approval to share a finder's fee in connection with the Qualifying Transaction totalling 410,000 common shares of the Resulting Issuer. Mr. Kitchen also provides fiscal advisory services to Cyberhand pursuant to an agreement dated August 1, 2002 which agreement provides for compensation equal to 5% of the net funds received by Cyberhand during the course of the agreement including the net proceeds from the Concurrent Financing. The agreement contemplates certain periodic payments, to date totalling $75,000 of which approximately $40,000 has been paid and the balance accrued, with any amount remaining due as at the Closing being calculated and paid at that time. This agreement terminates as of the Closing. Further, concurrent with the Closing of the Qualifying Transaction and conditional upon such Closing, the current holders of the Discount Seed Shares, being certain directors and officers of the Company, have agreed to sell 75% of such shares to certain of the principal shareholders or officers of Cyberhand, including Brad Kitchen at a price of $0.10 per share.

Upon completion of the Proposed Qualifying Transaction and the Concurrent Financing, the total number of shares held by Insiders will be 8,253,250 Common Shares (comprised of 6,037,000 Cyberhand Shares, 360,000 of the Finders' Fee Shares and 1,856,250 Discount Seed Shares which will constitute approximately 46.8% of Brockton's issued and outstanding shares, assuming completion of the maximum offering of the Concurrent Financing. The Brockton Shares issued to certain Cyberhand shareholders will be subject to escrow restrictions pursuant to the terms of an escrow agreement to be entered into between Brockton, the Trustee and certain Cyberhand shareholders in the form prescribed by the Exchange. These shares will be released from escrow based upon the passage of time in accordance with the policies of the Exchange as to 10% following issuance of the Final Exchange Notice, and as to 15% at the end of each of the six six-month periods thereafter. The Discount Seed Shares being purchased by Patrick Burke and Brad Kitchen pursuant to the transfer within escrow will remain subject to the terms of the Escrow Agreement dated as of March 16, 2000. See "Information Concerning the Resulting Issuer – Escrowed Securities".

Upon completion of the Offering and Closing of the Qualifying Transaction, the percentage of Common Shares then outstanding beneficially owned by directors, senior officers, promoters, insiders and the Agent, as a group, will be 46.8% or 8,253,250 Common Shares, and the percentage owned by the public will be 53.2% or 9,374,250 Common Shares, assuming maximum placement of the Concurrent Financing.

Arms Length Qualifying Transaction

At the time of the Letter of Intent, September 4, 2002, the Qualifying Transaction was not a Non-Arms Length Transaction (as that term is defined in the policies of the Exchange). On February 19, 2003, Brad Kitchen was appointed a director of the Company. Mr. Kitchen is currently a corporate finance consultant to Cyberhand and will receive 360,000 Finder's Fee Shares for his work on co-ordinating the Qualifying Transaction. In addition Mr. Kitchen has 105,000 options in the Company, subject to regulatory approval.

Concurrent Financing and Available Proceeds

As a condition to the closing of the Proposed Qualifying Transaction, Cyberhand will offer by way of an Offering Memorandum in each of the Provinces of British Columbia, Ontario and Alberta, a minimum of 4,000,000 and a maximum of 5,000,000 common shares of Cyberhand at a price of approximately $0.40 per share, to raise gross proceeds of a minimum of $1.6 million and a maximum of $2.0 million. The Agent has agreed to act as agent with respect to the Concurrent Financing on a commercially reasonable best efforts basis. In exchange for acting as an agent in connection with the Concurrent Financing, the Agent will receive the Agent's Warrants representing 15% of the Concurrent Financing Shares placed by the Agent, a cash commission of 10% of the gross proceeds of the Concurrent Financing or 4% of the gross subscription proceeds from the sale of the Common Shares sold to those subscribers whose name was provided by the Company to the Agent, and repayment of out of pocket expenses, approved in advance by the Company.

Assuming the minimum Concurrent Financing, it is anticipated that the Resulting Issuer would have approximately $1,291,000 of funds available to it ($1,651,000 assuming the maximum Concurrent Financing). This includes the Concurrent Financing less the maximum commission to the Agent of 10%, Brockton's working capital of approximately $221,000 (unaudited) at September 30, 2003 and Cyberhand's working capital deficiency of approximately $370,000 (unaudited) at September 30, 2003.

The Resulting Issuer will use the funds available to it to further the commercialization and development of Cyberhand's products as well as for marketing and general working capital purposes. See "Information Concerning the Resulting Issuer – Principal Purposes of Funds".

	Minimum Offering(1)	Maximum Offering(1)
Expenses to Complete the Proposed Qualifying Transaction	$90,000	$90,000
Business Development costs of Cyberhand, the component parts of which are(3);		
• Marketing & Sales	250,000	320,000
• Technical Sales Support, implementation and Customer Support	85,000	115,000
• Research and Development, and General Product Development	90,000	120,000
• Production and Manufacturing	140,000	280,000
• Repayment of Loan Obligations	380,000	380,000
• General and Administrative expenses for 12 months	156,000(2)	196,000(2)
• General corporate working capital	100,000	150,000
Total:	$1,291,000	$1,651,000

Notes:

(1) Represents the maximum commission of 10% which assumes all Common Shares are sold by the Agent without assistance from the Company.

(2) Includes approximately $50,000 for accrued salary to be paid to Brad Kitchen, a director of the Company, by Cyberhand.

(3) See "Information Concerning the Resulting Issuer - Milestones".

Net Proceeds from the Offering

The following chart sets out calculations of minimum and maximum net proceeds of the Offering after commissions but before deducting expenses estimated at $90,000:

The Offering		Price to Subscriber(1)	Agent's Commissions	Net Proceeds(3)
Per Common Share	1 Common Share	$0.40	$0.04(2)	$0.36
Total Offering – Minimum Subscription	4,000,000	$1,600,000	$160,000	$1,440,000
Total Offering – Maximum Subscription	5,000,00	$2,000,000	$200,000	$1,800,000

Notes:

(1) The offering price of the Common Shares was determined by negotiations between the Company and the Agent.

(2) Represents the maximum commission of 10% which assumes all Common Shares are sold by the Agent without assistance from the Company.

(3) Before deducting the costs of the Offering estimated to be $90,000.

Selected proforma consolidated financial information

The following unaudited financial information is taken from the Brockton Capital Corp. financial statements for the year ended April 30, 2003 (audited) and the Cyberhand Technologies Inc. financial statements (audited) for the six month period ended June 30, 2003 (unaudited).

Pro-Forma Consolidated Balance Sheet	**Maximum Offering(1)**
Current Assets	$ 1,472,395
Total Assets	$ 2,361,924
Current Liabilities	$ 158,547
Total Liabilities	$ 158,547
Shareholders' Equity	$ 2,203,377
Net Working Capital	$ 1,313,848

Notes:

(1) Assumes that the Concurrent Financing is 100% placed by the Agent resulting in payment of a 10% cash commission ($160,000 in the case of the minimum offering; $200,000 in the case of the maximum offering) and expenses to complete the Proposed Qualifying Transaction are $90,000.

Exchange Listing and Share Price

The shares of Brockton are currently listed on the Exchange under the trading symbol BKC.P. The shares were halted on September 4, 2002, as a result of the Letter of Intent with Cyberhand. At the time that the shares were halted the shares of the Company were trading at $0.25 per share. Trading of the shares resumed on May 1, 2003 and were halted on August 28, 2003 as a result of Brockton not having completed its Qualifying Transaction within 24 months from its original listing on the Exchange. The shares last traded at $0.30 per share.

Conflicts of Interest

Brad Kitchen, a director of the Company, will also be a principal shareholder of the Resulting Issuer and acts as a consultant to Cyberhand pursuant to a fiscal advisory agreement dated August 1, 2002. Mr. Kitchen is also entitled to share in a finder's fee totalling 360,000 common shares of the Resulting Issuer.

Sponsorship

The Sponsor has agreed to serve as Brockton's sponsor, in consideration of which Brockton will pay to the Sponsor a sponsorship fee of $22,500 plus applicable GST, of which $20,000 plus GST has been advanced to the Sponsor, and to reimburse the Sponsor for any out of pocket expenses incurred. The Sponsor has also been engaged by Cyberhand to act as Agent in respect of the Concurrent Financing. See "Financing - Concurrent Financing".

Risk Factors

The business of Cyberhand is subject to a number of risks, including the following:

- Cyberhand and the Resulting Issuer may need to raise additional funds by way of equity financings and/or commercial credit facilities in order to finance working capital requirements;
- Cyberhand is in start-up phase and has limited operating history;
- Cyberhand will face competition from well established competitors with access to significant resources;
- Cyberhand's success is dependent upon its ability to assemble distribution alliances, which are not currently developed;
- The success of Cyberhand depends in part on the services of certain key management personnel. Cyberhand or the Resulting Issuer may be unable to retain the services of these individuals;
- Cyberhand my not be able to protect all of its existing intellectual property, including patents, copyrights or other rights. Cyberhand cannot provide assurances that its intellectual property registrations or other existing intellectual property rights will not be successfully challenged by others or invalidated or infringe on the intellectual property rights of others;
- There can be no assurance that Cyberhand will be able to commercialize any of its products or technology it is proposing to develop;
- Cyberhand may not be able to obtain regulatory approvals;
- Cyberhand's target markets may not accept its proposed products and technologies;
- Cyberhand's business is dependent on and subject to various industry conditions, including capital requirements, market acceptance and technical advances; and
- Cyberhand anticipates losses for at least the next 12 month period and increased operating costs over the next several years.

See section entitled "General Proxy Information – Risk Factors" for further information.

GENERAL PROXY INFORMATION

Management Solicitation

This Information Circular is furnished to the members of the Company ("Members") by the Board of Directors of Brockton Capital Corp. (the "Company") in connection with the solicitation by the Board of Directors of proxies to be voted at the Meeting of the Members to be held on October 28, 2003 at 11:00 a.m. (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Members, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

This Information Circular and the accompanying Proxy Form are being delivered to Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about October 3, 2003 to all registered Members as of the close of business on September 26, 2003 (the "Record Date").

Voting and Revocability of Proxy

Registered holders of Common Shares are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting. In order to be approved at the Meeting, ordinary resolutions presented must be passed by a simple majority of the votes cast in person or by proxy at the Meeting, while special resolutions must be passed by a majority of not less than ¾ of the votes cast in person or by proxy at the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed form of proxy were designated by the directors of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.**

In order to be voted, the completed form of proxy must be received by Pacific Corporate Trust Company or the office of the Company by mail or by fax, at any time up to and including 11:00 a.m. on October 23, 2003, Vancouver time or with the Chairman of the Meeting on the day of the Meeting prior to 11:00 a.m. on October 28, 2003, Vancouver time.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by an duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Member or joint Members or by an officer or attorney-in-fact for a corporate Member, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.
A Member who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing (a) executed by that Member or by that Member's attorney-in-fact authorized in writing or, where that Member is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either (i) to the Company at Suite 604 - 750 West Pender Street, Vancouver, BC, V6C 2T7 (Attention: Kevin R. Hanson) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or in any other manner provided by law. Also, a proxy will automatically be revoked by either (i) attendance at the Meeting and participation in a poll (ballot) by a Member or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Members of the Company, as a substantial number of Members do not hold shares in their own name. Members who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Members whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those common shares will not be registered in the Member's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Member's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Members by the Company. However, its purpose is limited to instructing the registered Member (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and request Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Member and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Member should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

<u>VOTING SHARES AND PRINCIPAL HOLDERS THEREOF</u>

Brockton is authorized to issue 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 preferred shares without par value. As of September 26, 2003, Brockton had outstanding 4,087,500 common shares and no preferred shares. Persons who on September 26, 2003 are recorded on our share register as holders of our common shares can vote at the Meeting. Each common share has the right to one vote.

To the knowledge of Brockton's directors and officers, the only persons or corporations who, as at September 26, 2003, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Brockton are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
Kevin R. Hanson, West Vancouver, B.C.	675,000 Class A	16.52%
Alan Crawford, Vancouver, B.C.	450,000 Class A	11.01%
Greg Burnett, Vancouver, B.C.	450,000 Class A	11.01%
Terry Amisano, Vancouver, B.C.	675,000 Class A	16.52%

The above information was supplied by Pacific Corporate Trust Company, Brockton's registrar and transfer agent, and by the directors.

ANNUAL GENERAL MEETING BUSINESS

Receipt of Directors' Report and Financial Statements

The Directors' Report and the audited financial statements of Brockton for the year ended April 30, 2003, together with the auditors' report thereon will be presented at the Meeting.

Election of Directors

Members will be asked at the Meeting to pass an ordinary resolution to set the number of Directors of Brockton at three (3). Management of Brockton proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as listed in the table below.

Brockton's Board of Directors proposes to nominate the persons named in the table below for election as Directors of Brockton. Each Director elected will hold office until the next annual general meeting of Brockton or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of Brockton or the BCCA or he or she becomes disqualified to act as a Director. It is also intended that Kevin Hanson and Brad Kitchen along with Patrick Burke and Rhonda Burke will constitute the initial board of directors of the Resulting Issuer.

The following table sets out the names of management's nominees for election as Directors, the country in which each is ordinarily resident, all offices of Brockton now held by each of them, their principal occupations, the period of time during which each has been a Director of Brockton, and the number of Common Shares beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular and as of the Closing.

Name, Country of Residence and Office with Brockton (1)	Principal Occupation or Employment for Last Five Years(1)	Period from which Nominee Has Been Director	Brockton Shares Owned as of the date of this Information Circular	Shares to be Owned as of Closing of the Qualifying Transaction(2)
KEVIN R. HANSON* North Vancouver, BC President, CEO & Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	675,000	168,750
TERRY AMISANO* Burnaby, BC Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	675,000	168,750
BRAD KITCHEN Vancouver, BC Director	Corporate Finance Consultant, Structured Finance Specialist Founder and President of PBK Financial Engineering, a corporate finance consulting company; VP Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank and financial services company; Partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate; CFO of Protocal Holdings Inc., a real estate investment trust start-up; VP Structured Finance at TD Securities Inc. and VP and Director of Structured Finance at CIBC Wood Gundy Inc., both international investment banks.	February 19, 2003	Nil	1,203,750(3)

*   Member of Audit Committee.

(1)   The information as to country of residence, principal occupation and shares beneficially owned or over which a Director exercises control or direction has been furnished by the respective Directors individually.

(2)   All of the securities are subject to an escrow.

(3)   Includes 843,750 Discount Seed Shares and 360,000 Finder's Fee Shares.

Advance notice of the Meeting was published in *The Vancouver Sun* newspaper on September 10, 2003 pursuant to section 111 of the BCCA.

Statement of Executive Compensation

The following table provides a summary of compensation paid by Brockton during the three most recently completed financial years to Kevin R. Hanson, the President and Chief Executive Officer of Brockton (the "Named Executive Officer").

Summary Compensation Table								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
Kevin R. Hanson President & CEO	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	195,000	Nil	Nil	Nil

There were no long term incentive plans in place for the Named Executive Officer of Brockton during the most recently completed financial year.

Options/SARs Granted During the Most Recently Completed Financial Year

There were no options granted to the Named Executive Officer during Brockton's most recently completed financial year.

Aggregated Options/SARs Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no options exercised by the Named Executive Officer during the most recently completed financial year.

There were no options held by the Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for the Named Executive Officer during the most recently completed financial year.

Directors' Compensation

There were no options granted to Directors of Brockton during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

Brockton did not enter into any employment agreements during the most recently completed financial year.

Brockton has no plan or arrangement whereby the Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of Brockton or a subsidiary or a change in the Named Executive Officer's responsibilities following such a change of control.

Indebtedness of Directors and Senior Officers

Since the beginning of the most recently completed financial year, no current or former Director, executive officer or senior officer, and no proposed management nominee for election as a Director, of Brockton, or any associate thereof, is or has been indebted to Brockton or any of its subsidiaries.

Management Contracts

There are no management functions of Brockton thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company.

Interest of Insiders in Material Transactions

Save and except as disclosed in this Information Circular, since the beginning of the most recently completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect Brockton or any of its subsidiaries:
- any Director or senior officer of Brockton;
- any proposed nominee for election as a Director of Brockton;
- any Member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of Brockton; or
- any associate or affiliate of any of the foregoing persons.
-

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Morgan & Company, Chartered Accountants, as auditor of Brockton to hold office until the close of the next annual general meeting of Brockton. It is proposed that the remuneration to be paid to the auditor of Brockton by fixed by the Board of Directors. Morgan & Company were first appointed as Brockton's auditors on August 3, 2000. It is contemplated that the auditor of the Resulting Issuer will be Morgan & Company, Chartered Accountants.

Risk Factors

The following is a comprehensive but not exhaustive list of risk factors that a holder of securities would consider relevant and in approving the Qualifying Transaction would be material to a holder of the securities in the Resulting Issuer after giving effect to the Qualifying Transaction.

Industry and Market Acceptance and Possible Need for Additional Equity

In the development of any computer hardware components, industry and market acceptance is always a large obstacle to overcome. Cyberhand has recognized this fact and is devoting considerable effort to build the types of links with the industry that will help to assure market acceptance.

While feedback from the user community is expected during the last quarter of calendar 2003, there can be no assurance that Cyberhand's product will be accepted in the marketplace. Cyberhand's marketing strategy for its products and services business relies on its ability to market and sell through strategic alliances and to secure and nurture such alliances. Consequently, Cyberhand has limited control over the timing of market acceptance of its products and services.

Even if the product does meet with general acceptance, there is no assurance as to the possible revenues that will be generated, the rate at which the service will be deployed into the market, or that, in the future, Cyberhand will sustain revenue growth or become profitable on a quarterly or annual basis. In addition, should actual revenues be less than projected, or should Cyberhand experience cost overruns, Cyberhand may be required to raise additional equity capital to fund initial losses. The proceeds of the Offering will not be sufficient to fully implement Cyberhand's plans to commercialize the game controller and mouse products. There is no assurance that such capital will be available, or that the capital will be available at a reasonable price. To the extent such financing is not available, Cyberhand may not be able to, or may be delayed in being able to, further commercialize its products and services.

Limited Operating History and Assets

Cyberhand has a limited operating history and nominal assets. Although the principals have a combined business experience of over 50 years and have demonstrated prudent fiscal management in advancing the project, this can not be considered to be sufficient reason for the success of the business and Cyberhand's ability to generate revenue and profits.

Another major hurdle in successfully launching a new product in the computer hardware equipment industry is the timeliness of those items with respect to potential competitors. The computer equipment industry is dominated by well-established competitors with access to greater financial, management, software development and marketing resources than Cyberhand. There is no assurance that these companies will not attempt to develop and market competing services or products on their own.

Distribution Alliances

Cyberhand's success is dependent on its ability to assemble distribution alliances with the capability to market and sell Cyberhand's products.

Fluctuation in Operating Results

Cyberhand's operating results may fluctuate significantly depending on factors, including but not limited to Cyberhand's capacity to develop, introduce and market these new products, the rate of acceptance and deployment of these new products, the size and timing of orders received for the products of Cyberhand, Cyberhand's ability to develop, introduce and market new and enhanced versions of its computer equipment products on a timely basis, changes in operating expenses, changes in average selling prices, among others. As a result, revenues for any future quarter may not be predictable with any significant degree of accuracy.

Cyberhand's future expense levels will be based in part on expectations of future revenues. If Cyberhand's projected revenues do not materialize as expected, Cyberhand's operating results may fluctuate and/or differ from the expectations of investors. In such event, the price of the Resulting Issuer's common shares could be adversely affected.

Intellectual and Proprietary Rights of Cyberhand

With respect to its existing and future business, Cyberhand relies primarily on a combination of patents, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Cyberhand seeks to protect its technology, documentation and other written materials under patent trade secret and copyright laws, which afford only limited protection. Although Cyberhand believes that its products and technology do not infringe on proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

Cyberhand seeks to protect its brand names under trademark and unfair competition laws. Despite Cyberhand's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Cyberhand's products or to obtain and use information that Cyberhand regards as proprietary.

In addition, the laws of some foreign countries do not protect Cyberhand's proprietary rights to as great an extent as do the laws of the Canada or the United States. There can be no assurance that Cyberhand's means of protecting its proprietary rights will be adequate or that Cyberhand's competitors will not independently develop similar technology.

Dependence on Key Personnel

Cyberhand's future success depends to a significant extent on its senior management and other key employees. Cyberhand does not yet have key employee insurance. The loss of the services of any of these individuals or group of individuals could have a material adverse affect on Cyberhand's results of operations.

In addition Cyberhand will need to recruit additional personnel highly skilled in current technology development. There is a shortage of such personnel at the date of this Information Circular and such shortage may adversely impact on the growth of Cyberhand.

Integration of Additional Personnel

Cyberhand also believes that its future success will depend in part on its ability to attract and retain additional key employees. Competition for such personnel in the technology industry is intense and there can be no assurance that Cyberhand will be successful in attracting and retaining such personnel.

Cyberhand is expecting growth in employees as a result of the introduction of its new products. This growth will place substantial demands on Cyberhand. Cyberhand's ability to assimilate new personnel will be critical to Cyberhand's performance. Cyberhand will be required to recruit additional key management personnel, expand its direct sales and business development force, improve its operational and financial systems, expand its customer support functions and train, motivate and manage its employees. There can be no assurance that Cyberhand will be able to manage these changes successfully.

Technological Change

Cyberhand carries on business in an industry which may be subject to rapid technological change. Cyberhand maintains its competitive position in the marketplace by focussing on research and development. However, there is no assurance that changes in personal computer operating system technology and hardware technology will be anticipated by Cyberhand.

Absence of Dividends

The Resulting Issuer does not anticipate paying any cash dividends in the near future. Cyberhand currently intends to retain future earnings to finance operations and the expansion of its business. Any future determination to pay dividends will be at the discretion of the Resulting Issuer's board of directors and will depend upon Cyberhand's financial condition, operating results, working capital requirements and such other factors as the Resulting Issuer's board of directors deems relevant.

Disruption of Services

A disruption in service, whether due to internal technical or external factors, could result in customer dissatisfaction and loss of credibility.

Arbitrary Determination of the Price of the Concurrent Offering

The Share price for the Concurrent Offering was arbitrarily established by the Company, Cyberhand and the Agent.

Cyberhand May Not Become Profitable

There is no assurance as to the profitability, viability or sustainability of Cyberhand. There is no assurance that Cyberhand's business will ever become commercially viable. Cyberhand and/or the directors may be subject, with or without merit, to a variety of civil or other lawsuits in the normal course of business. Cyberhand knows of no such pending or actual lawsuit as of the date of this Information Circular.

Economic and Political Risk

The computer peripheral business may be sensitive to any general downturn in the overall economy or currencies of the countries in which the product is produced or marketed. Substantial adverse or ongoing economic, currency, government or political conditions in various world markets may have a negative impact on Cyberhand's ability to operate profitably. Furthermore, the markets for computer peripheral equipment are highly competitive.

Asset and Liability Insurance

Cyberhand does not carry insurance as at the date of this Information Circular. Cyberhand intends to purchase Errors, Omissions, Liabilities Insurance on Closing. However, there may be certain inherent risks in the computer peripheral business, some of which may not be able to be insured or which Cyberhand may elect not to insure or underinsure due to the cost of such insurance. Adverse effects from some such risks may result in Cyberhand being unable to carry on its business.

Future Operations and Need for Additional Funds

Cyberhand requires significant amounts of capital and financing to fund its planned business development program and initial operations. Certain non-anticipated events such as cost over-runs, unanticipated liabilities, lower than expected revenues or other factors may occur which require Cyberhand to obtain additional debt and/or equity over and above the amounts currently anticipated. As of the date of this Information Circular, no additional sources of debt or equity, other then the Concurrent Financing, have been identified by Cyberhand.

Certain uninsurable or uninsured events may also occur which can substantially reduce one or more of Cyberhand's ability to carry on business in a profitable manner, including events resulting from errors, negligence and natural or man-made disasters.

Conflicts of Interest

Certain directors and officers of the Company and Cyberhand are also involved in other projects in British Columbia and elsewhere, including other projects in the technology industry and may have a conflict of interest in allocating their time between the businesses of the Company and Cyberhand and other businesses or projects in which they may be, or become involved.

The Company and Cyberhand and their officers and directors, are required to exercise their powers and discharge their duties honestly and in good faith. The officers and directors of the Company and Cyberhand are not limited or affected in the ownership, acquisition and operation of businesses that compete directly or indirectly with the Company and Cyberhand.

Limited Products

Cyberhand has limited product offerings which are not yet producing revenue. Therefore, market acceptance of Cyberhand's products is critical to Cyberhand's future success. Factors such as performance, market positioning, the availability and price of competing products and the introductions of new technologies will affect the market acceptance of Cyberhand's products.

Product Development

Many products undergoing development never make it to production or commercial use. Furthermore, even if a product reaches production or commercial use stage, there is no guarantee that the product will be able to effectively compete or be sold profitably in the market place or whether the product can deliver any sustained revenues or profit. Frequently, delays, scope changes, and market needs are encountered while a product is under development that makes it economically unviable to complete the product development cycle. These reasons, and any number of other factors, can cause the entire expenditures of the product development to be of little or no value.

Changing Needs

Cyberhand's future success depends upon its ability to address the changing needs of customers and to transition to new technologies and industry standards. The introduction of competing products, embodying new technologies or the emergence of new industry standards could render its product offerings non-competitive, obsolete or unmarketable and seriously harm its market share, revenue and gross margin. Risks inherent in this transition include the inability to expand production capacity to meet demand for new products, the impact of customer demand for new products on products being replaced, and delays in the initial installation of product offerings. There can be no assurance that Cyberhand will successfully manage these transactions.

Product Defects

Cyberhand's products may contain undetected software or hardware errors when first introduced or when new versions are released. In addition, its products will be combined with products from other suppliers. As a result, should problems occur, it may be difficult to identify the source of the problem. These errors could result in a loss of or delay in market acceptance of its products and would increase its costs, reduce its revenue and cause significant customer relations problems.

INFORMATION CONCERNING THE ISSUER

Corporate Structure

Name and Incorporation

Brockton Capital Corp. was incorporated under the laws of the Province of British Columbia on February 8, 2000 and has its registered office at 1100 - 888 Dunsmuir Street, Vancouver, B.C., V6C 3H4, and its head office located at Suite 604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7.
The Company does not have any subsidiaries.

General Development of the Business

History

The Company is in the development stage and is classified as a Capital Pool Company as defined in the Exchange Policy 2.4.

The Company's continued operations as intended are dependent upon its ability to identify, evaluate and negotiate an acquisition of, a participation in or an investment of an interest in a Qualifying Transaction (as defined). The Company was required to complete its Qualifying Transaction (as defined) by February 27, 2003, which is 18 months from its listing on the TSX. As a result of the stage of proceeding with the Target Company, the Exchange has granted an extension to provide the Company with enough time to file the required documents to affect the Proposed Qualifying Transaction. The acquisition will be subject to shareholder and regulatory approval.

On September 4, 2002, the Company entered into a Letter of Intent with a Target Company, Cyberhand Technologies Inc. On August 28, 2003, the Share Purchase Agreement with Cyberhand Technologies was executed which superceded and replaced the Letter of Intent. See Summary of Information Circular - The Proposed Qualifying Transaction.

Financing

Concurrent Financing

The Company and Cyberhand have entered into an agency agreement dated September 1, 2003 (the "Agency Agreement") with the Agent. The Agent was appointed as Cyberhand's agent, on a commercially reasonable best efforts basis, to offer to qualified investors resident in British Columbia, Alberta and Ontario by way of an offering memorandum a maximum of 5,000,000 Cyberhand common shares and a minimum of 4,000,000 Cyberhand common shares (the "Concurrent Financing") at a price of approximately $0.40 per Common Share. A maximum of 5,000,000 Cyberhand common shares are authorized to be sold under the Agency Agreement for gross proceeds of $2.0 million. The Concurrent Financing is subject to the receipt of minimum subscriptions for 4,000,000 Cyberhand common shares resulting in gross proceeds of $1.6 million.

The Agent will receive a commission, payable in cash, equal to 10% of gross subscription proceeds realized from the sale of the Cyberhand common shares sold by the Agent, or 4% of the gross subscription proceeds realized from the sale of common shares sold to those subscribers whose name was provided by the Company or Cyberhand to the Agent.

In addition to the foregoing consideration, the Agency Agreement authorizes the issuance to the Agent of Agent's Warrants representing 15% of the Cyberhand common shares placed by the Agent and the Agent's selling group (the "Agent's Warrants"). No Agent's Warrants will be issued for Cyberhand common shares acquired by subscribers introduced by the Company. The Agent's Warrants will each be exercisable into one Common Share of the Resulting Issuer at the offering price of the Concurrent Financing during the first year following the close of the Concurrent Financing, and during the second year, at a price equal to 1.15 times the offering price of the Concurrent Financing.

The Agent will be required to use its best efforts to sell the Cyberhand common shares, but will not be obliged to purchase any common shares that are not sold. The Agent may form, manage and participate in selling groups of registered dealers referred to as the "selling group" to offer and sell the Cyberhand common shares as provided under the Agency Agreement. In the event that a selling group is formed, it will be required that each member of the selling group offer and sell the common shares on the terms set forth in the Agency Agreement. Participants in selling groups may be offered part of the commission and other fees payable to the Agent. The Cyberhand common shares may be offered by the Company and Cyberhand to Subscribers resident in United States. The Agent will not participate in such United States offerings.

The Agent may also terminate its obligations under the Agency Agreement entered upon the occurrence of certain events, including the occurrence of an adverse "material change" as that term is defined in the BC Act, in the affairs of the Company, or the state of the financial markets in general, or the state of the market for the Cyberhand common shares hereby offered.

The closing of the Offering is contingent on the closing of the Qualifying Transaction. Under the Terms of the Qualifying Transaction each share subscribed for under the Concurrent Financing will be exchanged on a one for one basis for shares of the Resulting Issuer.

Selected Financial Information From Inception
April 30, 2003 and April 30, 2002
(Stated in Canadian Dollars)

	Year Ended April 30, 2003	Year Ended April 30, 2002
Total Expenses	$56,638	$44,133
Amounts Deferred in connection with the Transaction	$37,448	Nil

Management's Discussion and Analysis

Nature of Business

During the fiscal year ended April 30, 2002, the Company's activity was primarily related to the completion of the Company's initial public offering, including listing the Company for trading as a Capital Pool Company on the Exchange. Effective August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the Exchange, and issued 1,750,000 common shares at a price of $0.15 per share. On August 27, 2001, the common shares of the Company were listed for trading on the Exchange.

During the fiscal year ended April 30, 2003, the Company's principal business has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange. The Company was required to complete an acquisition on or before March 31, 2003, however, this time frame has been extended by the Exchange. The Company signed a Letter of Intent in respect to the acquisition of a business and has, since September 4, 2002, been undergoing the due diligence review of this business. The Company has now reached a Share Purchase Agreement and its initial submission was delivered to the Exchange within the month of April 2003.

By the aforementioned Share Purchase Agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand") in consideration for the issuance of 7,000,000 common shares of the Company at a price of $0.20 per share. Cyberhand, incorporated in Alberta, Canada, is developing new technologies specific to consumer electronics. The Company has also agreed to issue 1,130,000 common shares of the Company at prices ranging to $0.20 per share to up to $1.00 per share relating to shares issued by Cyberhand subsequent to signing the Letter of Intent.

A finder's fee related to the Qualifying Transaction will be payable upon closing of the transaction. The finder's fee will be the issuance of 410,000 Common shares of the Resulting Issuer to be issued in the amounts of 50,000 common shares to Charles Stone and 360,000 Common shares to Brad Kitchen at the closing of the Proposed Qualifying Transaction at a price of $0.25 per share, which was the price that the Brockton Shares were trading at the time the stock was halted pending announcement of the Proposed Qualifying Transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

The Company has advanced $94,280 ($69,280 at April 30, 2003) to Cyberhand pursuant to three promissory notes which bear interest at 10% per annum, and are secured by a general security agreement on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties and the receipt of proceeds with respect to government grants and scientific research and experimental development tax credits, such proceeds to be applied against the promissory notes.

At April 30, 2003, the Company had also advanced $20,000 in respect to a sponsorship agreement for the acquisition as noted above and has incurred additional direct acquisition costs (legal fees, filing fees and miscellaneous expenses) totalling $14,948.

In connection with the aforementioned acquisition, the Company and Cyberhand entered into the Agency Agreement for an offering of up to $2 million. The Agent is entitled to a commission, payable in cash, equal to 10% of the gross subscription proceeds realized from the sale of the Cyberhand common shares sold by the Agent, or 4% of the gross subscription proceeds realized from the sale of common shares sold to those subscribers whose name was provided by the Company or Cyberhand to the Agent. In addition to the foregoing consideration, the Agency Agreement authorizes the issuance to the Agent of Agent's Warrants representing 15% of the Cyberhand common shares placed by the Agent and the Agent's selling group. No Agent's Warrants will be issued for Cyberhand common shares acquired by subscribers introduced by the Company. The Agent's Warrants will each be exercisable into one common share of the Resulting Issuer at the offering price of the Concurrent Financing during the first year following the close of the Concurrent Financing, and during the second year, at a price equal to 1.15 times the offering price of the Concurrent Financing.

Discussion of Operations and Financial Condition

Operations during the year ended April 30, 2003, were primarily related to identifying and evaluating potential Qualifying Transactions and due diligence in respect to the Letter of Intent noted above. There were no investor relations arrangements entered into during the year. There were no transactions with related parties during the year ended April 30, 2003 other than office rent charges ($9,000), equipment rent charges ($6,000), office supplies charges ($3,000) and accounting fees ($9,943). There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the year.

At April 30, 2003, the Company had total working capital of $256,095 including promissory notes and accrued interest receivable to Cyberhand of $72,250. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Accounts receivable at April 30, 2003 includes $1,792 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $5,585.

Prepaid expenses are comprised of an advance of $5,000 to the agent of the above-noted offering, $3,000 for May and June office and equipment rental and supplies and $1,700 of listing fees paid to the Exchange.

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission under the Securities and Exchange Act of 1934. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Financings, Principal Purposes and Milestones

Effective August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the Exchange, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717. The proceeds were net of commissions ($26,250), brokerage fees ($7,000), legal fees ($30,433), filing fees ($6,500) and other miscellaneous costs ($2,600). These amounts were consistent with the disclosure in the initial public offering prospectus. All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent's share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

Liquidity and Solvency

At April 30, 2003, the Company had total working capital of $256,095, including promissory notes and accrued interest receivable to Cyberhand of $72,250. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Subsequent Events

On February 20, 2003, the Company announced the appointment of Brad Kitchen as a director of the Company, to fill the vacancy created by the resignation of Michael Weingarten. On May 15, 2003, Mr. Kitchen was granted 105,000 options in the Company subject to regulatory approval. Mr. Kitchen is the proposed Chief Executive Officer of the Company and since August 2002 has been working in the capacity of corporate finance consultant to Cyberhand.

On May 8, 2003, September 9, 2003 and September 30, 2003, the Company advanced $15,000, $10,000 and $5,000 respectively, to Cyberhand pursuant to a grid promissory note.

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop") from Tullaree Capital Inc. ("Tullaree"), in consideration for 500,000 common shares of Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Qualifying Transaction. In addition, loans payable owing by Pocketop totalling $380,000 will be acquired by Cyberhand from Tullaree as part of the transaction and as consideration therefor Cyberhand will issue a promissory note for $380,000 to Tullaree payable on the earlier of November 30, 2003 or the Closing if the promissory note totalling $380,000 is not repaid by Cyberhand, then the original loans payable by Pocketop and the related general security agreement will be transferred back to Tullaree and the promissory note from Cyberhand to Tullaree will be cancelled. Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,334 for a term expiring May 25, 2005, to be paid either in cash or by the issuance of 833,334 common shares of the Company. The proposed acquisition of the Tullaree shares of Pocketop may be subject to regulatory approval.

DESCRIPTION OF THE SECURITIES

Securities

The authorized capital of Brockton consists of 200,000,000 shares comprised of 100,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at the date hereof, there are 4,087,500 common shares and nil preferred shares issued and outstanding. The common shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects. The issued shares are not subject to call or assessment nor are there any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

The preferred shares may be issued from time to time in one or more series and with such special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights upon dissolution of Brockton and voting as the directors of Brockton may, from time to time, determine by resolution. Currently, the preferred shares rank in priority over common shares as to the payment of dividends and return of paid up capital upon dissolution or winding up of Brockton. Holders of preferred shares are not entitled to notice of or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the *Company Act* (British Columbia)). Brockton may at any time purchase for cancellation or redeem any of the preferred shares and holders of preferred shares may require Brockton to retract such shares in accordance with the terms upon which such shares have been issued.

STOCK OPTION PLAN

The Company does not currently have a stock option plan. It is proposed that, subject to shareholder approval, the Company would adopt a stock option plan in connection with the Completion of the Qualifying Transaction. (see Resulting Issuer – Stock Option Plan)

PRIOR SALES

The following table represents Brockton's share capital since Incorporation:

Prior Sales of Common Shares	Number of Issued Shares	Price Per Share	Total Consideration
Prior Sales within the last 12 months	Nil	Not Applicable	Not Applicable
Issued before completion of the Proposed Qualifying Transaction as at most recent month end (April 30, 2003):			
Discount Seed Shares Issued (April 30, 2001)	2,250,000	$0.075	$168,750
Pursuant to the Initial Public Offering ("IPO")	1,750,000	$0.15	$262,500
Less: Share issue costs			(72,783)
Exercise of brokers options associated with IPO	87,500	$0.15	$13,125
Total Issued before completion of the Proposed Qualifying Transaction	4,087,500		$371,592

All of the 2,250,000 Discount Seed Shares were sold to Non-Arm's Length Parties to the Company (as that term is defined in the policies of the Exchange).

Stock Exchange Price

The following table sets forth the high, low, closing prices and volumes of the Company's shares traded on the Exchange since August 27, 2001, being the date the Company's shares commenced trading on the Exchange:

Period	High	Low	Close	Volume
2001				
August	$0.15	$0.15	$0.15	1,750,000
September	$0.32	$0.26	$0.26	113,000
October	$0.28	$0.26	$0.28	88,500
November	$0.40	$0.30	$0.37	12,000
December	$0.30	$0.27	$0.30	94,500
2002				
January	$0.28	$0.28	$0.28	2,000
February	$0.28	$0.28	$0.28	1,500
March	$0.30	$0.27	$0.28	6,000
April	$0.30	$0.28	$0.29	10,000
May	$0.30	$0.30	$0.30	2,000
June	-	-	-	Nil
July	$0.29	$0.29	$0.29	2,000
August	$0.30	$0.25	$0.25	33,000
September	–	-	-	Nil
October	Halted			
November	Halted			
December	Halted			
2003				
January	Halted			
February	Halted			
March	Halted			
April	Halted			
May	$0.28	$0.24	$0.28	34,000
June	$0.45	$0.35	$0.35	2,000
July	$0.35	$0.20	$0.35	19,000
August	$0.35	$0.30	$0.30	10,000
September	Halted			

Trading of the Company's shares was halted on September 4, 2002 in relation to the Qualifying Transaction. Trading of the Company's shares resumed on May 1, 2003 and was later halted on August 25, 2003 as a result of Brockton not having completed its Qualifying Transaction within 24 months from its original listing on the Exchange.

ARM'S LENGTH TRANSACTIONS
Arm's Length Transactions

The Company entered into a Letter of Intent with Cyberhand in relation to the Proposed Qualifying Transaction on September 4, 2002. On February 19, 2003, Brad Kitchen, a principal of Cyberhand, was appointed a director of the Company in contemplation of the Completion of the Qualifying Transaction. However, Mr. Kitchen had no involvement with the Company at the time the Transaction was negotiated as a result of which the Company is of the view that the proposed Qualifying Transaction is not a Non-Arm's Length Transaction.

LEGAL PROCEEDINGS
Legal Proceedings

There are no material pending legal proceedings to which the Company or the Resulting Issuer is or is likely to be a party which are material to the business and affairs of the Company or the Resulting Issuer upon the Closing of the Qualifying Transaction.

AUDITOR, TRANSFER AGENTS AND REGISTRARS
Auditor

The auditor of the Company from the time of incorporation has been Morgan & Company, Chartered Accountants, of PO Box 10007, Pacific Centre, Suite 1488 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7. It is intended that Morgan & Company will continue as auditors of the Resulting Issuer.

Transfer Agent and Registrar

The registrar and transfer agent of the Common Shares of the Company is Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8. It is intended that Pacific Corporate Trust Company will continue to be the Resulting Issuer's registrar and transfer agent.

MATERIAL CONTRACTS
Material Contracts

1.	Share Purchase Agreement between the Company, Cyberhand and the shareholders of Cyberhand dated August 28, 2003.
2.	Sponsorship Agreement with Kingsdale dated April 4, 2003.
3.	Escrow Agreement dated for reference March 16, 2000 among Brockton, Pacific Corporate Trust Company and certain shareholders of the Company.
4.	Agency Agreement between the Company, Cyberhand and the Agent dated September 1, 2003.
5.	Stock Option Agreements between the Company and each of Terry Amisano, Brian Hanson and Kevin Hanson dated August 28, 2001.
6.	Stock Option Agreement between the Company and Brad Kitchen dated May 14, 2003.
7.	Finders' Fee Agreements between the Company and each of Brad Kitchen and Charles Stone dated for reference April 1, 2003.

These material contracts may be viewed at the offices of the Company at Suite 604, 750 West Pender Street, Vancouver, BC, during normal business hours.

INFORMATION CONCERNING CYBERHAND

Corporate Structure
Name and Incorporation

Cyberhand was incorporated under the laws of the Province of Alberta on October 3, 2001. Cyberhand has operations in primarily two locations in Fernie and Vancouver in the province of British Columbia and smaller support operations in Vermilion Bay, Ontario. Its head office is located at 802, 4th Avenue, Fernie, BC, Canada, V0B 1M0 and the registered and records office of Cyberhand is located at #219, 6023 28th Ave., Edmonton, Alberta, T6L 2T7.

INTERCORPORATE RELATIONSHIPS

Cyberhand has one subsidiary in the United States. This subsidiary, Cyberhand Technologies Inc. was incorporated in Delaware and has signed an agreement with Pocketop to manufacture, market and sell the Pocketop Wireless PDA Keyboard using either the Pocketop or Cyberhand trademarks or tradenames.

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

Cyberhand Technologies Inc. is a company that develops, manufactures, markets and sells new technologies specific to consumer electronics. Cyberhand currently has one product in the market and is in the process of commercializing ergonomically designed and more responsive computer hardware components. The initial offering of products are primarily:

- Game and Digital Controllers;
- Sophisticated Pointer or Mouse Product line;
- Wireless Portable Keyboard for Handheld Computers and Personal Digital Assistants ("PDAs"); and
- Related peripherals such as Keyboards, Cameras and Scanners.

The products are patent protected in both Canada and the United States. Although Cyberhand was formed in October of 2001, some of the research and development, specific to the game controllers, had occurred by one of the founders over a period of 14 years. Since inception of Cyberhand, October 3, 2001, approximately $429,703 ($17,097: 2001 audited, $234,358: 2002 audited, $178,248: six months to June 30, 2003 unaudited) has been spent on research and development on the various product lines which are now in prototype testing and preparing for commercialization. Through a recent acquisition and OEM Contract with Pocketop, Cyberhand is now generating revenue and has established manufacturing, distribution, marketing and sales channels fully functional web site and service centre to compliment its in-house design operations. Further commercialization of Cyberhand's products will not only generate revenue but should confirm the value of Cyberhand's extensive Intellectual Property. See Information Concerning Cyberhand – Principal Products.

Cyberhand has and will continue use its best efforts to hire or contract senior management with targeted experience and extensive contacts that will allow the company to maximize its penetration in the computer peripheral market while continually focusing on generating earnings. It is Cyberhand's intention to develop all intellectual property in-house and reduce expenditures by outsourcing all capital intensive manufacturing. Please refer to "Information Concerning the Resulting Issuer - Milestones" for a detailed breakdown of the Resulting Issuer's proposed budget for its operations after the Qualifying Transaction. In addition, Cyberhand has initiated conversations with various government agencies with the intention that the company will benefit from various marketing and exporting programs available to Canadian companies. These government agencies include the Export Development Corporation, National Research Counsel of Canada and their Industrial Research and Assistance Program ("IRAP"), Canada Customs and Revenue Agency and the Scientific Research and Experimental Development Grant Program and Investissement Quebec.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Shortly after the formation of Cyberhand, that company acquired the intellectual property comprising the research and patents pertaining to the game controller product line. Cyberhand issued 1,000,000 shares to Patrick Burke for this intellectual property and Mr. Burke was appointed President of Cyberhand (see Material Contracts – Patrick Burke). On January 1, 2002, Cyberhand issued 1,000,000 common shares valued at $9,529 to Patrick Burke in exchange for all intellectual property pertaining to the Cyberhand game controller, including patents (specifically US Patent #4,650,934 – Hand Movement Controller) and related expenses. These patents are detailed in the asset purchase and sale agreement. See "Information Concerning Cyberhand - Material Contracts". In addition to the shares, Patrick Burke will receive royalties based on both the aggregate number of units sold and a related percentage of Gross Sales generated by the sale of the products based on his technology as per the following schedule:

Aggregate Number of Units Sold	Royalty
1 to 100,000	0%
100,001 to 1,000,000	5%
1,000,001 to 5,000,000	2%
5,001,001 to 15,000,000	1%
Thereafter	0.5%

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop") from Tullaree Capital Inc. ("Tullaree"), in consideration for 500,000 common shares of Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Qualifying Transaction. In addition, loans payable owing by Pocketop totalling $380,000 will be acquired by Cyberhand from Tullaree as part of the transaction and as consideration therefor Cyberhand will issue a promissory note for $380,000 to Tullaree payable on the earlier of November 30, 2003 or the Closing if the promissory note totalling $380,000 is not repaid by Cyberhand, then the original loans payable by Pocketop and the related general security agreement will be transferred back to Tullaree and the promissory note from Cyberhand to Tullaree will be cancelled. Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,334 for a term expiring May 25, 2005, to be paid either in cash or by the issuance of 833,334 common shares of the Company. The proposed acquisition of the Tullaree shares of Pocketop may be subject to regulatory approval.

As a result of the Share Purchase Agreement, Cyberhand will own approximately 32% of the common shares of Pocketop and if the option to acquire Tullaree's remaining holdings is exercised, Cyberhand will then own approximately 64% of Pocketop. The remaining 36% ownership of Pocketop is widely held. Further, Cyberhand will also receive 1,325,000 warrants to acquire shares of Pocketop and if Cyberhand exercises its option to acquire the balance of Tullaree's interest in Pocketop, it will receive a further 1,325,000 warrants. The warrants have an exercise price of $0.25 per share and expire on May 25, 2005. In addition, on August 1, 2003, Northshore Property Management Inc. ("Northshore"), a private Ontario company owned by Starcom Technologies Inc., the major shareholder of Cyberhand, signed a management agreement with Pocketop to provide services to manage and administer the business of Pocketop. The contract has an initial term of one year and Northshore will be paid a monthly fee of $10,000.

Cyberhand, through its U.S. subsidiary, has negotiated a non-exclusive agreement with Pocketop (the "OEM Agreement") that grants Cyberhand, initially, for a two-year period, the right to manufacture market and sell the Pocketop Wireless PDA Keyboard using either the Pocketop or Cyberhand trademark or trade names. Under the terms and conditions of the OEM Agreement, Cyberhand will pay Pocketop a U.S. $5.00 royalty payment for every unit sold with a minimum sales requirement of 20,000 units per year.

Tullaree has also advanced to Cyberhand an aggregate loan amount of $150,000 (the "Cyberhand Loan") bearing interest at 12% per annum. The Cyberhand Loan together with accrued interest thereon is to be repaid on the earlier occurrence of the date of closing of the Qualifying Transaction or September 30, 2003. In addition, Cyberhand will repay the Cyberhand Note to Tullaree at the earlier occurrence of either the repayment of the Loans through Pocketop's operations or the close of the Qualifying Transaction. The terms of these loans have been extended and they are anticipated to be repaid prior to the closing of the Qualifying Transaction.

Pocketop Computer Corporation

Overview

Pocketop Computer Corporation is targeting the high growth handheld device market – one of the fastest growing consumer electronics markets. As handheld devices become more powerful, mobile professionals are demanding more of their PDAs – they want more than just an organizer, they want a mobile computer. In response to this trend, Pocketop has developed a new product that we believe will become the defacto standard in the PDA portable keyboard market.

Corporate Profile

Pocketop is pioneering innovations in the portable handheld market to propel users into the next era of mobile computing. Founded in 1997 by architect Michael Katz, the company's core business strategy is based on this lifelong work philosophy: to maximize the utility of small spaces. Katz's vision was realized with the introduction of the company's first product – the PocketopTM Keyboard.

The Pocketop Keyboard is the world's first wireless portable PDA keyboard and provides significant benefits to PDA users:

- It is half the volume and weight of the market leader, but has traditional touch-typing keyboard functionality
- Quick and easy wizard-driven software set-up
- No cords or hook-ups as there are with traditional portable keyboards
- Although the keyboard is optimized for the Palm OS platform, it is compatible with most Palm and PocketPC PDAs – the consumer doesn't have to replace their keyboard if they buy a new device
- Quick and easy data entry with less effort and greater productivity than when using a stylus pen. The touch-typing keyboard allows large amounts of text to be entered in to the PDA when using email, web browsing or word processing
- One touch access to important applications directly from the keyboard
- Programmable shortcut keys

Positioning Statement

Pocketop is offering PDA users a fully-functional, wireless, portable keyboard that fits in the same pocket as their PDA. This "same pocket" distinction is a size and form factor breakthrough, since it turns the PDA into a true pocket laptop, enabling users to send and receive email, surf the web, and perform work processing and spreadsheet tasks.

Attributes

Elegant Design

Through patent-pending design innovations, Pocketop has achieved unequalled miniaturization while preserving a true touch-typing experience.

Wireless

The Pocketop Keyboard is a self-powered infrared (IR) PDA companion device. The keyboard adheres to IR communications standards.

Compatibility with most PDAs

The keyboard utilizes the PDA's infrared port and Pocketop's software to connect the keyboard with most PDA's running PalmTM and PocketPCTM operating systems.

Pocket Computer Option

The product has accessories that allow the keyboard and PDA to be "hinged", creating a single-carry, integrated pocket computer (Palm V/Vx and m500/m505/m515).

Multiple Carry Modes

Palm users are free to use the keyboard in multiple modes: dual carry (PDA separate from keyboard), single-carry (as a pocket computer) or dual-carry with universal stand.

Key Design

Pocketop has employed the patent-pending Contour Key and other unique design features to reduce the form factor of the keyboard while preserving a true touch-typing experience.

Rotational Software

Pocketop's rotational software allows screen rotation (including the graffiti pad) to any one of four positions of rotation (currently available for Palm OS only).

Product Features

- Touch Typing - QWERTY keyboard
The Pocketop Keyboard employs a QWERTY key layout. The keyboard infrastructure incorporates cutting-edge notebook key switch technology. The typing feel is equal in quality to the best notebook keyboards.
- Self-Powered
Unlike the current leading competitor, the Pocketop Keyboard is self-powered. One single AAA battery is included with the keyboard and is available almost everywhere. The battery will last an estimated 3 months under average use.
- PDA Function Keys
The Pocketop Keyboard comes with a set of PDA specific function keys for PalmTM and PocketPCTM operating systems.
- Programmable Keys
The Pocketop Keyboard has 9 user-programmable keys.

Technical Design Strategy

Pocketop's design and innovation strategy has three dimensions:

- Hardware

Pocketop's core competency is design. As a result of a comprehensive market evaluation and its own consumer focus group analysis, Pocketop identified that the leading companion products for the mobile computing and communications world need to combine sever attributes:

- Mobility
- Design Elegance
- Functionality

With these key success factors in mind, Pocketop's strategy was to create a keyboard incorporating a touch-typing QWERTY design in the form factor of a PalmTM V PDA. Hardware patents provide Pocketop with a clear path to further innovations in form and function and will present a strong barrier to competitors.

- Software

Pocketop has utilized software innovation to achieve two major goals:

- The production of a single keyboard SKU that addresses most of the PDA market. Although the Pocketop Keyboard is optimized for the Palm platform, the universal feature improves margins and makes the product attractive to distributors, retailers and consumers.
- The enabling of the world's first true pocket computer. By developing rotational software to allow the screen to be viewed sideways, Pocketop enables users to carry their PDA and keyboard as one integrated device.

- Communications

By creating an infrared design using standard protocols, the Pocketop Keyboard leverages the built-in and under-utilized IR capabilities of most PDAs. In addition to supporting the universal strategy, Pocketop can now quickly support other PDA operating systems and wireless communications protocols. Freeing up the serial port allows the simultaneous use of other peripheral devices, such as a wireless modem.

Competitive Market

There are a number of PDA keyboards available; a competitive matrix of six competitive products is included below. Pocketop prepared this matrix in January, 2002.

	Pocketop	Think Outside	Logitech KeyCase	Logitech TypeAway	Belkin	GoType
Pocket-Sized Dimensions	Yes	Yes	Yes	Yes	Yes	No
Touch Type Functionality	Yes	Yes	No	Yes	Yes	Yes
Programmable Hot Keys	Yes	Yes	No	Yes	Yes	Yes
Foldable	Yes	Yes	Yes	Yes	Yes	Yes
Wireless	Yes	No	No	No	No	No
Pocket-sized together with PDA	Yes	No	Yes	No	No	No
1 SKU compatible with most PDAs	Yes	No	No	No	No	No
Stylus Independent	Yes	No	No	No	No	No
Keyboard as protective cover for Palm	Yes	No	Yes	No	No	No
SKU's	1 for ALL PDAs	1 for each PDA	1 for each PDA	1 for each PDA	1 for each PDA	1 for each PDA

Compatibility List	
PALM ® DEVICES WITH PALM OS ® VERSION 3.X TO 4.1:	
PALM ® III, IIIx, IIIe, IIIc, V, Vx, VII, VIIx, m100, m105, m125, m130, m500, m505, M515, I705	
HandSpring ® Visor, Visor Deluxe, Edge, Prism, Platinum, Neo, Pro, Treo	
Sony Clie ® S series (S300, S320, S360) *T series (T415, T615C, T665C) *N series (N610C, N710C, N760C) * NR series (NR70 / V)	
IBM ® WordPad Companion, C3 PC Companion	**Symbol** ® 1700
* HandEra ® 330	
POCKETPC ® 2000:	
* Compaq ® Ipaq 3600 series	
* HP ® Jornada 540 series (540, 545, 547, 548)	
POCKETPC ® 2002 DEVICES:	
Compaq ® IPaq 3700, 3800, 3900 series	
HP ® Jornada 560 series (564, 565, 567, 568)	
Toshiba ® e310, e740	*** NEC** ® MobilePro P300

- rotational software is not available

NARRATIVE DESCRIPTION OF THE BUSINESS

PRINCIPAL PRODUCTS

Through a recent acquisition and OEM Agreement with Pocketop, Cyberhand has established manufacturing, distribution, marketing and sales channels, fully functional website and services department to compliment its in-house design operations. The OEM Agreement allows Cyberhand to use the established manufacturing contracts for production of the Pocketop Wireless Keyboards under either the Pocketop or Cyberhand brands. Further, these manufacturing contracts may be expanded to include the manufacturing of Cyberhand's other computer peripheral equipment, specifically the ergonomic computer mouse product line and the computer gaming controller. Currently the Pocketop Wireless Keyboards are manufactured by a Taiwanese company that makes the product upon receipt of orders from either Pocketop or Cyberhand. The cost per unit is fixed, with only slight variations in the price depending upon size of order, availability of components and packaging required. Pocketop instructed the manufacturer to create two molds that are required to make the Pocketop Wireless Keyboards. These molds are good for making approximately 800,000 units. To date approximately 100,000 Wireless Keyboards have been manufactured.

The OEM Agreement also allows for Cyberhand to use Pocketop's existing fulfillment and distribution partners which may be used for the delivery of Cyberhand's other products. The contracts with these partners are on a per order basis and can be replaced with new delivery or fulfillment houses.

As Pocketop no longer has a dedicated sales and marketing team, it is anticipated that all new sales of the Pocketop Wireless Keyboard, with the exception of sales from the Pocketop web site, will be made by way of the OEM Agreement through Cyberhand's channel sales and marketing program. Cyberhand pays a royalty to Pocketop of U.S.$5.00 and the manufacturing and distribution costs for each unit sold under the terms of the OEM Agreement. Cyberhand is committed to sell a minimum of 20,000 units per year. All revenue received from the sale of these units will remain with Cyberhand.

The OEM Agreement allows for Cyberhand to use Pocketop's fully functional web site for on-line sales and service of its other products, once these products have been manufactured. Further, Cyberhand's in-house design team has already developed new software drivers for the Pocketop Wireless Keyboard to allow it to be used for new PDAs that have recently been introduced to the market. Pocketop in the past had outsourced the software development at a significant expense to the company.

By utilizing the established Pocketop infrastructure, Cyberhand does not have to create new relationships and should be able to take its other products to the market in a relatively short period of time. This commercialization of Cyberhand's products should not only generate revenue but should confirm the value of Cyberhand's extensive intellectual property.

Currently, Cyberhand is manufacturing and selling the Pocketop Wireless Keyboard under the Pocketop trade name. Cyberhand will re-brand this product upon completion of the Qualifying Transaction in conjunction with modifying the existing product for use in the cellular phone and web-enabled hand held computer market.

In addition, Cyberhand has ten products in prototype or design stages; the functionality, stage of development and status of related patents are detailed below. These products are initially targeted for applications in both computer information technology and computer gaming industries. Potential applications include the automotive, military, industrial and security industries.

The remaining steps required to achieve corporate-wide commercial success are:

- re-establish the Pocketop Wireless Keyboard as the market leader it was when first introduced 18 months ago;
- complete re-branding in conjunction with development of cellular and web-enabled wireless keyboard product offerings;
- completion and testing of production grade prototypes for both the gamer controller and ergonomic mouse product lines;
- use existing agreements and relationships with partners providing manufacturing, packaging, warehousing, distribution and servicing, including warranties to provide services and expand product offerings;
- select and enter into arrangements with new channel marketing partners;
- expand upon current market demand by product testing with retail partners;
- obtain conditional purchase orders for new product offerings;
- expand web-based sales to all product offerings; and
- fulfil purchase orders, continue to provide superior product service assistance and receive sales proceeds.

Detailed information regarding the specific tasks, timing and budget of the above steps to commercialization is available in the discussion of the Resulting Issuer, specifically Stated Business Objectives and Milestones.

Cyberhand's development of the technologies and working prototypes have resulted in a collection of patented assets with component application within the hand controlled computer peripheral industry. Component applications and integrated solutions from Cyberhand's technology exist within industries related to automotive, consumer durables, consumer electronics, military, design automation, manufacturing, construction, and security. Further, as a direct result of the recent acquisition of the Pocketop Shares, the related OEM Agreement and the general security agreement related to the assignment of the $380,000 Pocketop loans to Cyberhand from Tullaree, Cyberhand also has access to all existing intellectual property developed by Pocketop since its inception in 1997. All new product development related to the Pocketop Wireless Keyboard will be developed in house by Cyberhand and will remain the property of Cyberhand.

Cyberhand's current product offerings include the following which are also discussed in more detail below:

- Wireless PDA Keyboard
- Cyberhand Original Pointing Device Controller
- Game Controller Package Design
- Mouse Pointing Device Package Design

In addition, Cyberhand will offer the following component application packages for use in various applications as discussed in more detail below:

- Quickplay Omnipoint System
- ThumbWheel Mechanical
- ThumbWheel Optical
- ThumbWheel Rocker Combination
- Plunger Key Design
- Contact Key Design
- Universal Form Module

Each of the component products are based on digital solid state technologies which incorporate cross industry requirements for usability, durability, environmental tolerance, user performance, user productivity, and ergonomic user safety.

The components and underlying patented technologies are bundled into product and application classes that may match those required by Original Equipment Manufacturers ("OEM") of finished goods within their targeted industries. Using patent and design specifications for each, they may be further integrated in various combinations to produce hand controlled computer peripherals or added to non-Cyberhand developed components for the same or other industry solutions. For instance, an OEM licensee of a Cyberhand key switch or ThumbWheel product should consider licensing of the Universal Form Module ("UFM") and/or Processor Board products. it is Cyberhand's intention to charge a royalty for usage of its software to enhance its device capabilities that are licensed by OEMs. The terms of the royalties have not been established but will vary on the package of products licensed by the OEMs.

Product Offerings

Wireless PDA Keyboard

This product offers PDA users a fully-functional, wireless, portable keyboard that fits in the same pocket as their PDA. This "same pocket" distinction is a size and form factor innovation, since it turns the PDA into a true pocket laptop, enabling users to send and receive e-mail, surf the web, and perform word processing and spreadsheet tasks. The Pocketop Wireless Keyboard is the world's first portable PDA keyboard that provides the following benefits to PDA users;

- It is half the volume and weight of the market leader but has traditional touch-typing keyboard functionality;
- Easy to use Wizard-driven software set-up;
- No cords or hook-ups as there are with traditional portable keyboards;
- The Keyboard operates with all major PDA devices and the consumer doesn't have to replace their keyboard if they buy a new device;
- Quick and easy data entry with less effort and greater productively than when suing a stylus pen, The touch typing keyboard also allows large amounts of text to be entered into the PDA when using e-mail, web browsing or word processing
- One touch access to important applications directly from the keyboard; and
- Programmable shortcut keys.

Patent Name	Patent Type	Patent Duration	Status	Patent Status	Patent Filed
Folding Cellular Telephone and Digital Assistant Keyboard	Utility	20 years	• Commercially produced and generating revenue	Issued	8/01
Industries	• Computer Information Technology • Consumer Electronics • Computer Gaming				
Usability	• Ergonomic • Compatible with most PDAs • Multiple carry modes for either attached PDA use or separate PDA use • Rotational software				
Durability	• Solid State Switch • ABS Plastics • Metal and rubber cover				

Cyberhand Original Pointing Device Controller

An integrated hand movement controller that permits a variety of control functions to be performed by single left or right handed operation, and is particularly suited for handicapped individuals. The controller comprises a wide base which is generally wedge-shaped in side elevation with a sloping top surface on which is located a moveable palm support and either one or two rows of symmetrically spaced keys.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Cyberhand Original	Utility	20 years	• Initial complete • Production quality prototype in process	Issued	3/87
Industries	• Computer Information Technology • Consumer Electronics • Computer Gaming				
Usability	• Ergonomic				
Durability	• Solid State Switch • ABS Plastics				

Component Application Packages

Game Controller Package Design

The Cyberhand X3 is a gaming controller. It builds on the advanced ergonomic design of Cyberhand X2, giving the user an additional control axis. Consisting of 10 buttons (3 axis and 4 programmable buttons), it can be used as a stand-alone controller, or in combination with any Cyberhand device, a keyboard or mouse. New features can be added like the rumble pack, smell generators, biometrics protection and retinal scanners. It is also designed to talk to other Cyberhand devices and tell the user what it has learned.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Game Ctrlr Proc Board Design	Provisional Utility	1 year	• Complete on 1/27/03	Eng. Draft	Not yet filed
Game Ctrlr Proc Board Design	Utility	20 years			
X2 Game Controller Design	Design	20 years	• Production quality prototype in process	Legal Rev	
X3 Game Controller Design	Design	20 years	• See above	Legal Rev	
Industries	• Computer Information Technology • Consumer Electronics Game • Military-Navy Seals • Industrial Mechanical Equipment				
Usability	• Ergonomic • Performance				
Durability	• Solid state board • ABS Plastics • Reliability				

Mouse Pointing Device Package Design

The Cyberhand Mouse Pointing device is ergonomically designed to reduce stress, structurally designed to fit in a hand and responds to every hand movement. The DirectPoint steering system, utilizing one of the most accurate optical scanners in the world teamed with the tightest aspect ratio control system ever designed, offers intuitive control that responds to every command, providing the most comfortable, stress free computing solution for today's productive, but space efficient user. New features can be added like the rumble pack, smell generators, biometrics protection and retinal scanners. It is also designed to talk to other Cyberhand devices and tell the user what it has learned.

Patent Name	Patent Type	Patent Duration	Prototype Complete	Patent Status	Patent Filed
Mouse Processor Board Design	Provisional Utility	1 year	1/27/03	Eng. Draft	
Mouse Processor Board Design	Utility	20 years			
Quickplay Mouse Design	Design	20 years		Legal Rev	
Cobra Mouse Design	Design	20 years		Legal Rev	
Prowler Mouse Design	Design	20 years		Legal Rev	
Rock Mouse Design	Design	20 years		Legal Rev	
Racer Mouse Design	Design	20 years	• Production quality prototype in process	Legal Rev	
Piranha Mouse Design	Design	20 years	• See above	Filed	1/16/03
Industries	• Computer Information Technology • Consumer Electronics Game • Military-Navy Seals • Industrial Mechanical Equipment				
Usability	• Ergonomic • Performance				
Durability	• Solid state Board • ABS Plastics • Reliability				

Quickplay Omnipoint System

The Quickplay Omnipoint 8 key directional pointing system allows instant compass style movement in a hand controlled pointing or gaming environment with minimal effort to achieve true directional variances. The user can point his directional travel, targeting or drafting extensions in true 22.5 incremental degree radiuses. This coupled with pressure sensitive intelligent keys allows maximum flexibility with minimal effort coupled with a faster and accurate targeting ability. The application of this digital component across industries particularly benefits in the elimination of moving parts, large footprint legacy devices, increased durability, and digitization of analog devices such as conventional joysticks.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Quickplay Original	Provisional Utility	1 year	• Production quality available three months after Qualifying Transaction	Issued	5/02
Quickplay Omnipoint Sys (ReEng)	Provisional Utility	1 year	• See above		
Quickplay Omnipoint Sys (ReEng)	Utility	20 years	• See above		
Quickplay Omnipoint Sys Design	Design	20 years	• See above	No Assert	
Industries	• Computer Information Technology • Consumer Electronics • Military • Industrial • Design Automation				
Usability	• Ergonomic • Min. Real Estate • Form Factor • Footprint				
Durability	• Solid state switch • Environmental Tolerance • ABS Plastics				

ThumbWheel Mechanical

The Cyberhand finger control, as it is applied to a computer mouse, is used to generate 9 distinct commands based on the absolute position of the finger control from a neutral position. An application program to perform distinct program dependant operations translates these commands. The device allows for greater speed and accuracy because commands are generated at distinct angular displacements of the finger control. The Cyberhand finger control is designed to change its contact point with the finger as the finger moves. This rolling action has a more intuitive feel than the fixed-point function of the present lever system. The application of this digital component across industries particularly benefits in the minimization of moving parts, increased durability, and digitization of analog devices such as traditional slider controls.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Thumb Wheel Mechanical	Provisional Utility	1 year	• Production quality available three months after Qualifying Transaction	Filed	1/16/03
Thumb Wheel Mechanical	Utility	20 years	• See above		
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Consumer Durables				
Usability	• Ergonomic • Form Factor • Footprint				
Durability	• Solid state switch • Reliability				

ThumbWheel Optical

This Cyberhand component device removes the mechanical portion and optically tracks the movement of a fingerprint. This system extracts both horizontal and vertical movement translating that movement into horizontal and vertical scrolling commands. The software also compensates for unnatural micro tremors caused by injury or disease of the users control finger. The application of this digital component across industries particularly benefits in the elimination of moving parts, increased durability, and digitization of analog devices such as traditional potentiometers.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Thumb Wheel Optical – Vdirect	Provisional Utility	1 year	• Production quality available six months after Qualifying Transaction	Filed	1/16/03
Thumb Wheel Optical – Vdirect	Utility	20 years	• See above		
Thumb Wheel Optical – OmniDirect	Provisional Utility	1 year	• See above	Filed	1/16/03
Thumb Wheel Optical – OmniDirect	Utility	20 years	• See above		
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Consumer Durables • Security				
Usability	• Ergonomic • Form Factor • Performance • Accuracy				
Durability	• Solid state sensor • No moving Parts				

ThumbWheel Rocker Combination

The rolling switch scroll control utilizes a horizontal and vertical scroll on two ergonomically balanced switches. This achieves a natural ease of use and places much lower level of stress on the user by the reducing the scroll movement required. The switch further allows more flexibility via progressive scroll speed and accuracy. The application of this digital component across industries particularly benefits in the elimination of multi-function switch panels, macro-movement solenoids, increased durability, and digitization of analog joystick devices.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Thumb Wheel-Rocker Combo	Provisional Utility	1 year	• Production quality prototype in process	Legal Rev	Not yet filed
Thumb Wheel-Rocker Combo	Utility	20 years	• See above		
Thumb Wheel-Rocker Key Design	Design	20 years	• See above	No Assert	
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Industrial • Security				
Usability	• Ergonomic • Form Factor • Performance • Footprint				
Durability	• Solid state switches • ABS Plastics • Reliability				

Plunger Key Design

The Plunger Key Switch Key design was specifically designed to increase the speed and flexibility of the Cyberhand game controller. Impact resistant, spill resistant and child proof, this switch system is designed for endurance.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Plunger Key Design –Controller Series	Provisional Utility	1 year	• Production quality prototype in process	Legal Rev	Not yet Filed
Plunger Key Design -Ctrlr Series	Utility	20 years	• See above		
Plunger Key Design -Ctrlr Series	Design	20 years	• See above	No Assert	
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Industrial Keypad • Security Keypad				
Usability	• Ergonomic • 0.5mm Activation • Performance				
Durability	• Solid state switch • ABS Plastics • 2,000,000 Repeat Uses • Reliability • Environmental Tolerance				

Contact Key Design

The V Series Rolling Mouse allows 10 fully programmable function keys in a five key switch array. Scroll in/out/up/down/right/left and right click/left click/insert/delete are any combination of the above without lifting fingers from the keys. The application of this digital component across industries particularly benefits in the elimination of multi-function independent switch panels, increased durability, and digitization of analog joystick devices and steering column keypads.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Contact Key Design -MseSeries	Provisional Utility	1 year	• Production quality prototype in process	Final Doc	Not yet filed
Contact Key Design -MseSeries	Utility	20 years	• See above		
Contact Key Design -MseSeries	Design	20 years	• See above	No Assert	
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Industrial Mechanical Equipment • Security				
Usability	• Ergonomic • 5-Switch Form Factor • Performance • Performance				
Durability	• Solid state 5 key switch array • ABS Plastics • 2,000,000 Repeat Uses • Reliability				

Universal Form Module

The UFM is the base that the ergonomically tuned hand operated controller works from which takes into consideration all aspects of the human hand. The distances between fingers, between the wrist and each finger, the key angles, the positioning of the thumb all determine whether a user is going to reduce stress or increase it. This is the controlling blueprint for the human hand in the computer environment for years to come.

Patent Name	Patent Type	Patent Duration	Prototype Complete	Patent Status	Patent Filed
Universal Form Module	Provisional Utility	1 year	• Production quality prototype in process	Legal Rev	Not yet filed
Universal Form Module	Utility	20 years	• See above		
Industries	• Computer Information Technology • Industrial Mechanical Equipment • Security				
Usability	• Ergonomic • Productivity • Performance				
Durability	• Solid state 5key switch array • ABS Plastics				

OPERATIONS

Upon closing of the Qualifying Transaction Cyberhand's primary business will be to expand operations for its existing product offerings and continued development of its intellectual property relating to computer peripheral equipment. Cyberhand will focus on developing new ideas in its in house design studio, sub contracting out manufacturing, use existing distribution and fulfilment networks, develop strategic channel marketing relationships and build on existing retail and web based sales.

Cyberhand currently has operations in Vancouver and Fernie, British Columbia and Vermillion Bay, Ontario. Cyberhand intends to consolidate its operations in either Vancouver or Montreal shortly after closing the Proposed Qualifying Transaction and as such has not entered into any long term lease agreements for any of its existing operations. Currently the only lease payment Cyberhand is making is $5,000 per month for office and equipment. These payments are to a related company, Starcom Technologies Inc., and can be cancelled with one month's notice.

As a result of the recent acquisition of Pocketop and the related OEM Agreement, Cyberhand currently has agreements in place with respect to marketing, distribution, licensing and manufacturing. All aspects of design, manufacturing, distribution and sales are identical for the initial product offerings making the successful commercialization of the products resulting from these synergies more likely then a one product company. Cyberhand has identified the key operational positions and contracted with the people to ensure continued commercialization of existing and new product offerings. As at the date of this Information Circular, the Company has no employees but does have consultant contracts with key individuals.

Although Cyberhand has a single manufacturing sub-contract through the OEM Agreement with Pocketop, the company does not believe that it will become dependent on a single supplier. The components and materials required for production of Cyberhand's products are available globally, as are the manufacturing capabilities. Although its existing manufacturing contract, via the OEM Agreement with Pocketop, is with a Taiwanese company, it is Cyberhand's intention to source Canadian manufacturers where ever possible and cost effective, as the company intends to access various trade related assistance available to Canadian Companies exporting their goods.

Cyberhand's business, including demand and capacity to manufacture the products, is not necessarily cyclical. However, larger revenues will be tied somewhat to sale of personal computers which tends to increase slightly over the winter months. The wireless keyboard market is less cyclical.

The products are not subject to environmental protection requirements. The products are and will be fully tested and certified according to government regulations governing consumer electronics.


MARKET


Since the advent of distributed computing during the 1980's and the resulting birth of Personal Computers ("PC's") and workstations, an increasing emphasis has been placed on the use of these tools as "pipelines" of productivity and entertainment in both the home and workplace. In essence, a focus tool with which to channel an increasing number of functions or activities. While the PC has continued to evolve with ever increasing capabilities to emerge as the pre-dominant tool of choice, very little attention has been directed at capitalizing on the increased human productivity and performance benefits offered by the modern PC.

As a result, not only is the individual user prevented from realizing their productivity and performance potential, but is actually hindered as a result of RSI (Repetitive Stress Injuries). The following market statistics can be found at the National Institute for Occupational Safety and Health website in its discussion regarding the National Occupational Research Agenda ("NORA") and Musculoskeletal Disorders (ww2.cdc.gov/nora/naddinfoskeletal.html) and the related U.S. Department of Labour statistics can be found in the Occupational Safety and Health Administration ("OSHA") national press release of April 26, 2001. Based on information provided by the U.S. Bureau of Labour Statistics, in the US alone, more than $2.1 billion in workers' compensation costs and $90 million in indirect costs (hiring, training, overtime, and administrative costs) are incurred annually for these MSD (musculoskeletal disorders). In 1994, 332,000 MSD cases due to RSI were reported in U.S. workplaces. This figure represents nearly 65% of all illness cases reported to the U.S. Bureau of Labour Statistics--an increase of nearly 10% compared with 1993 figures and more than 15% relative to 1992 figures.

The most frequently reported upper-extremity MSD cases affect the hand/wrist region. According to the U.S. Department of Labour, in 1993, CTS (Carpal Tunnel Syndrome), the most widely recognized condition, occurred at a rate of 5.2 per 10,000 full-time workers. This syndrome required the longest recuperation period of all conditions resulting in lost workdays, with a median 30 days away from work. While the statistics have improved since 1993, RSI injuries consistently comprise over 65% of all occupational illnesses in private industry as recorded by the U.S. Dept of Labour. In 2000 alone (the last year of reported statistics) there were 250,000 reported cases. Uncounted from the roles are those RSI injuries either misdiagnosed, non-labour related unreported, or simply unreported.

The Information Technology industry has made several attempts over the years since CTS gained public awareness to address user RSI prevention, productivity, and performance through re-design of computer keyboards and mice. However in that time, there has been no reduction in reported cases of RSI from computer use and only minor progress towards user productivity and performance in the form of advancements to PC processing. As a result, business enterprises continue to apply capital expenditure budgets toward upgrading PCs without the ability to realize the worker productivity and performance targets that are used to justify these investments. Additionally, the litigation expenses and insurance costs combined with lost work days stemming from RSI injuries hinder the ability of companies to improve their operating expenses per employee ("OPEX") streams. This represents a significant market opportunity for Cyberhand if the company can provide, at a relatively low cost, a solution to prevent or reduce RSI.

Cyberhand has performed a number of market tests to determine the commercial viability of its ergonomic mouse and game controller products relating to the potential market demand discussed above. These tests include the following;

1. Cyberhand retained Dan Robinson, a PhD in Kinesiology, to analyze the initial product designs and determine the strengths and ergonomics of the company's initial solid models. The Ergonomic Design Report resulted in the creation of the form module based on the ergonomics of the human hand that allowed the company to create the universal template based on for its products.

2. In July 2002, Cyberhand commissioned a blind market survey, under the direction and assistance of the Government of Canada's Industrial Research Assistance Program ("IRAP") as a partner, performed by SMG Services Ltd. at the University of British Columbia to determine the engineering direction related to specific product features and the related market acceptability of the product. Cyberhand was able to specific market information relating to all aspects of the market demand for the product, including pricing. The results were encouraging, 65% of those surveyed stated that they would buy the Game Controller product at a price of between $50 and $75.

3. Cyberhand then engaged Bill Cloutier as a business development advisor. Mr. Cloutier was the former Head of Business Development of VIA Systems, a company that is one of the largest contract manufacturers of computer related products. On Cyberhand's behalf, Mr. Cloutier attended Comdex 2002 in Las Vegas to perform competitive analysis and develop relationships for contract manufacturing, his specific area of expertise. Mr. Cloutier determined that although there is currently very little competition for the ergonomic mouse products there are signs that the market will readily accept such a product line. In addition, his work relating to securing production relationships has resulted in much success on behalf of Cyberhand.

4. Cyberhand has retained Michael Anthony, an extremely experienced marketing consultant in the computer peripheral market, to analyze the present market for Cyberhand's pointing devices and report potential sales revenue based on established retail distribution channels. This report has been completed and has been forwarded to Cyberhand. The report demonstrates that major retailers, distributors and fulfillment houses express interest in selling and distributing Cyberhand's current product offerings.

With respect to the commercial viability of the Pocketop Wireless PDA Keyboard, Pocketop generated directly over $1.36 million in revenue over the 15 months ended March 31, 2003 (audited). Current distributors are requesting product enhancements and continue to see increasing demand for the existing product offering. These requests for new products with or without enhancements will be satisfied by Cyberhand under the OEM Agreement with Pocketop.

In summary, Cyberhand believes it has completed a methodical, step by step approach to assessing the commercial viability of its products, verified at each stage by independent parties. Cyberhand believes that the evidence points to strong market acceptance of Cyberhand's products. In addition, the OEM Agreement with Pocketop significantly reduces the uncertainty of commercialization of the existing and new product offerings.

Cyberhand will focus its initial computer peripheral market penetration in the retail and corporate channels in Canada and the United Sates for the first 12 months after the Proposed Qualifying Transaction. See "Marketing Plans and Strategy".

Market Trends – Computer Peripheral Market

The industry for computer mice currently follows the general trends for the PC Industry since 70% of the yearly mouse volume is comprised of pull-through Original Equipment Manufacturers ("OEM") integrated PC sales, with the remaining 30% reflecting standalone retail after-market sales. Of the OEM PC volume, 75% reflects desktop computer sales which count directly toward mouse volume where 20% of buyers elect a mouse upgrade which adds 40%-60% OEM margin from a mouse ranging in price from $30 to $60. The retail growth rates for mice continue to outpace the OEM growth rates in both volume and margin reflecting the buying interest to upgrade PC components in an attempt to further performance and productivity yields from existing PC platform investments.

The following table demonstrates the growth of new mouse sales since this product's introduction to the marketplace in 1975. In addition, the table brings current the market information to establish market size and direction. Further, mouse sales are indirectly tied to the growth of PC sales and influenced by the size of the established base (for example: PC hardware upgrades) so this information is also included and also establishes market size and trends.

U.S. and Worldwide PC Market Growth
(All figures shown in millions)

TAM / SAM	1975	1980	1985	1990	1995	2000	2001	2002	2003	2006
U.S. Mouse Units (#M)	0.04	0.8	7.1	10.2	22.9	53.0	47.1	44.6	48.1	63.8
U.S. Mouse Units OEM (#M)	0.03	0.6	5.0	7.1	16.1	37.1	32.2	30.3	32.3	42.2
U.S. Mouse Units RETAIL (#M)	0.01	0.2	2.1	3.1	6.9	15.9	14.9	14.3	15.8	21.6
U.S. PC Sales (#M)	0.04	0.8	6.6	9.5	21.4	50.1	44.2	41.5	44.8	58.6
U.S. PC Revenues ($B)	0.05	1.5	17.2	24.5	56.8	95.9	78.2	71.2	77.0	99.1
U.S. PC Installed Base (#M)	0.04	1.4	19	51	93	176	178	170	184	240
Worldwide Mouse Units (#M)	0.05	1.2	11.8	26	75	148	143	146	158	233
Worldwide Mouse Units OEM (#M)	0.04	0.8	8.3	18	53	104	98	99	106	153
Worldwide Mouse Units RETAIL (#M)	0.02	0.4	3.5	8	23	44	45	47	52	80
Worldwide PC Sales (#M)	0.05	1.1	11	24	70	140	134	136	147	216
Worldwide PC Revenues ($B)	0.06	3.6	30	71	156	270	238	232	251	358
Worldwide Installed Base (#M)	0.05	2.1	33	100	232	562	598	639	691	1071

Source: Mouse Information: IDC Report December 2002/US PC revenue information: Gartner Dataquest Report October 2002/PC Sales Information: eTForecasts Market Research Report May 2002.

The OEM channel trends continue to experience severe margin pressure resulting from a 2-year-old industry price war, initiated after the merger of HP and Compaq, to capture share and drive out niche OEM providers. As a result Dell has been able to grow share from 19% to 29% at the expense of the combined HP-Compaq, while Micron and NEC were added to the list of large-scale casualties. Since OEM margins are more readily controlled through component supplier pricing than direct operations, the peripheral market including mice has suffered the greatest. Standard peripherals as a percentage of OEM cost of sales are becoming almost non-existent as giveaways have become the norm to luring buyers; thus the mouse industry has shifted its attention to the upgrade path already mentioned.

The retail channel trends continue to demonstrate stronger relative demand in part due to stretching of the underlying PC investment through peripheral upgrade paths. The other upgrade driver influencing buying behaviour is to benefit from those few feature improvements that have come to market during this time, namely optical and wireless mice.

In summary the mouse industry, led by Logitech and Microsoft with a combined 70% share, is searching for feature/platform innovation with which to capitalize on the growing demand for mouse upgrades in both channels. This will likely continue for the share leaders in this space as long as economic and OEM pricing challenges prevent them from retiring their low-end high-volume models. In 1999 alone, Logitech mice both branded and unbranded accounted for 82% of all products sold but only 40% of revenue.

Market Trends – Handheld Computer Device Market

The handheld device market is the fastest growing consumer electronic market in history. According to IDC (The Battle at Hand: the Smart Handheld Devices Market Forecast and Analysis, 2000-2004, IDC 2000 www.idc.com), unit shipments of PDAs grew from 2.8 million in 1998 to 9.3 million in 2000. IDC expects that number to grow 39% per year to 33.6 million units in 2004.

In dollar terms, the lucrative handheld market grew from US$1.0 billion in 1998 to US$3.6 billion in 2000 and is predicted to grow by IDC to grow 31% per year to US$10.8 billion in 2004. Despite the recent slowdown in overall technology sales and the earnings of device manufacturers, the industry analysts point to the huge untapped potential of the corporate enterprise market and the emergence of the more robust Windows-based devices as evidence that handheld device sales will continue their hyper-growth unit sales into the foreseeable future.

For developers of related technology components such as Cyberhand Technologies, the market opportunity has presented itself to make available to Industry both the patented Intellectual Property and resulting prototypes addressing the current market drivers and industry direction for next computer peripheral platforms.

MARKETING PLANS AND STRATEGIES

Like other vendors in the peripheral devices and pointing devices markets, Cyberhand's primary route to market will be channel based. Experience has shown that revenues through these channels (corporate, retail and OEM) account for most of all peripheral sales.

Initially, Cyberhand will focus on two channels, those serving the *corporate* user and those targeting the *retail* customer. Collectively, these channels virtually "own" the market for aftermarket pointing devices and other peripherals. In year two, it is expected that Cyberhand will be successful in signing its first significant OEM deal which will build on the brand equity and market momentum gained from a successful first year channel launch.

Corporate channels are those Value Added Reseller's (VAR's), systems integrators and fulfillment houses that target a primarily business and enterprise user. Chief among these are the fulfillment houses, which act as sourcing and procurement vehicles for the user departments of many of the "Fortune 500" companies. Largely invisible to the end user, this channel is concentrated in the hands of three major players—Corporate Software, Software Spectrum and Stream, which collectively control more than 40% of the PC-based hardware and software sold to corporate America. (Users at ATT, for example, are unaware that when they order a product through ATT's internal procurement number they are actually speaking to an inbound sales representative at Corporate Software). This channel is key to Cyberhand's first year goal of establishing rapid market traction by engaging six major fulfillment houses and more than 10 nationally significant VAR's to represent and promote Cyberhand products. By year two, the number of corporate channel partners is forecast to exceed 20, with monthly average sales production ramping up from a low of 1,000 units per partner per month to more than three times that. It should be noted that these estimates are derived from channel-supplied, historical sell-through data and represent an ambitious but entirely achievable target.

Retail channels are much more visible and generate potent market and brand equity through multi-location coverage and extensive consumer demand generation. Industry leaders such as CompUSA and Staples boast more than 700 locations each and target a varying mix of consumer, small office/home office ("SOHO") and small business markets. Cyberhand's first year goal is to engage at least 10 of these nationally and/or regionally significantly chains, with an average coverage of 250 storefronts each, for at total of more than 2,500 locations by year end. In year two, additional chains will be engaged but these will be smaller chains with an average of 100+ storefronts. Based on historical sell-through data, average monthly sales volumes in year one are conservatively projected to accelerate from an initial low of 7 units per store per month to approximately 24 units per month per location. In year two, retail sales volumes are expected to continue to grow as Cyberhand product gains mind share and brand recognition among channel partners and as new partners are added.

With such a channel-driven Go-To-Market Strategy, it is appropriate that virtually all promotion and demand generation activities are channel specific and channel dependent. (The only generic marketing activity envisioned by the marketing plan is an allocation for product reviews in target publications.) The principal reason for this approach is targeted cost-effectiveness. Consider the following example: a single full-page ad in Byte or similar national publication would cost $50,000 US for one occurrence. For approximately half of this amount, Cyberhand products may be included in daily newspaper ads running in major markets and sponsored by the national chains, with optional direct mail and/or telemarketing follow-up directed at the channel partner's customer base (i.e. purchasers of PC's 12-18 months prior who may be prime prospects for an aftermarket pointing device.)

The marketing plan differentiates between partner-friendly collateral material (designed to accommodate each partner's logo and location), partner launch market development funds (MDF) which are earmarked specifically for launch promotions as each new partner is engaged and co-op demand generation activities which are ongoing promotional campaigns jointly funded with the partner.

In addition to the above, the plan envisions one partner administered sales contest per year for the corporate channel and one for the retail channel. For example, in year one, funds may be allocated for an "Easy Rider" campaign with a first prize of a Harley-Davidson motorcycle for a chain's top salesperson of Cyberhand products. Campaigns of this nature have been quite successful in promoting mind share and excitement with key influencers of the retail sale—the sales staff "on the floor".

Similarly, efforts may be allocated for a "Foot-in-the-Door Campaign" among corporate channel partners. In this campaign, corporate channel partners are given a supply of sneakers (cross-trainers) with the instruction to send one sneaker only to the purchasing agent of their top 25-50 corporate customers. A tongue in cheek letter explains that if the purchasing agent will give the salesperson 15 minutes for a demonstration of a wonderful new pointing device he will receive both sneakers in his size.

With respect to staffing, the marketing plan contemplates a lean channel organization in the first two years, beginning initially with two account managers and expanding over time to include an administration aide (to track sell-through, returns and booked orders), a support person for channel sales training and exhibit support and a marketing co-ordinator to manage promotional and campaign logistics and support. In addition, a product manager is requested to provide pricing, competitive analysis, and other key elements of market intelligence as well as specifications for next product features and functionality. Although reporting through Marketing, this function should interface directly with product development and manufacturing to ensure ongoing product viability and competitiveness.

COMPETITIVE CONDITIONS

Cyberhand's current primary competitors are for the most part computer peripheral equipment manufacturers that distribute their products either direct to retail, or through OEMs or value added resellers ("VAR").

Cyberhand's competitive edge will come from its intellectual property relating to its innovative line of products (see "Cyberhand – Principal Products"). That advantage combined with the Resulting Issuer's plans to market its products through a number of strategic alliances should enable Cyberhand to compete and realize its business objectives. Recent analysis of competitors at the Comdex Exhibition in November 2002 revealed that there is no direct competition to Cyberhand's products but did note that some competitors are beginning to offer computer peripheral equipment with some ergonomic properties. Cyberhand believes this tends to validate the market for its products. Cyberhand did note increasing competition in the PDA Keyboard market. The Company believes its product is one of the best in this field and also feels that it can satisfy its current customers' requests for products relating to the cellular and Pocket PC market by developing the required product enhancements in its in house design studio.

Although there are some well established and significantly large competitors in the computer peripheral market, Cyberhand advantages with respect to the ergonomic mouse and game controller product lines include the following:

1. Price
   Cyberhand intends to offer better performing and higher quality products at mid level prices. It is intended that all models will be sold to retail customers at a price under U.S. $72.00.
2. Ergonomics
   Each Cyberhand product makes use of ergonomic design combined with unique stress absorbing products will provide a competitive advantage that is currently not offered in the computer peripheral marketplace.
3. Margins
   Cyberhand owns all its technology and development allowing the company extreme flexibility in sourcing best value manufacturing.
4. Volume
   The Company's marketing plan calls for a conservative number of products to be manufactured. However, using these relatively low numbers, and standardized components, Cyberhand is still able to capture economies of scale that will only improve as the size of the production run increases.
5. Features
   Due to the design and technology being fully developed in house, Cyberhand will be able to incorporate very rapidly new feature sets in its products.
6. Patents
   The Company's products are patent protected which may somewhat slow the Canadian and U.S. competition and could possibly permit Cyberhand to repel offshore imports or "knock-offs" of its products.
7. Value
   Cyberhand will ensure that price performance is under competition by keeping overhead low and stressing engineering and quality. All capital cost intensive activities will be out-sourced to the best value supplier.
8. Niche market
   The Company will aggressively market directly to large corporate purchasers with an ergonomic must have message that will empower these corporations with the ability to provide a more healthy work environment.

9.   Broad Distribution
     Direct and indirect marketing approaches combined with the Canadian Government Economic Development relationships may provide Cyberhand an advantage over U.S. or other foreign competitors.
10. Validation and Verification
     Cyberhand will undertake to prove that it reduces Carpal Tunnel and other RSI disorders making it the device of choice for the insurance conscious employer.

With respect to the Wireless PDA Keyboard, Cyberhand can exploit three main areas of competitive advantage that will position this product as a long-term leader in this market;

1.   The Wireless PDA Keyboard has a number of proprietary hardware design advantages over the existing competition that are critical in the battle in the handheld peripherals market over design and size. Specifically, the Pocketop Wireless PDA Keyboard has filed a series of patents that are integral to the keyboard's compact size.
2.   The Pocketop Wireless PDA Keyboard has developed communications innovations such as infrared functionality that position it ahead of the competition. The move to wireless is an important leap as the company can demonstrate that it can quickly integrate other market-driven communication standards such as Bluetooth.
3.   Cyberhand is working on a number of software innovations that will be the key focus of future market competition and new product offerings.

Below is a list of some of Cyberhand's competitors (listed alphabetically) involved in controllers and pointing devices and a brief description of the competitor's business:

- **Advanced Gravis Computer Technology Ltd.**
Advanced Gravis markets its products worldwide through its sales and distribution offices in the US and the Netherlands. Advanced Gravis is a subsidiary of Kensington Microwave Ltd. Cyberhand's competitive advantage with respect to the Advanced Gravis game controllers is that Cyberhand's one handed X2/3 units are faster and can be used for longer periods of time without experiencing stress from extended use fatigue.

- **CH Products (a division of Joystick Technologies Inc.)**
CH has both domestic (USA) and international sales offices. The company markets the vast majority of its products to end users through a variety of channels. Cyberhand's competitive advantage with respect to CH products game/accessory (2 handed) controllers is that Cyberhand's one handed X2/3 units that are faster can be used for longer periods of time without experiencing stress from extended use fatigue.

- **Elo Touchsystems Inc.**
It is estimated that the majority of Elo Touch screen sales are direct to OEMs with the remaining sales through VARs and System Integrators. Elo touchscreens and touchmonitors are available for a wide variety of uses, ranging from point of sale to kiosk applications, medical and industrial equipment, and gaming systems. Elo touchscreens for games are slower that Cyberhand's products but used in combination with Cyberhand's one handed gaming units could enhance both company's products performance.

- **Kensington Microware Ltd.**
All of Kensington's pointing devices are sold to end users through a variety of channels including: computer stores, distributors, and mail order companies. Cyberhand' competitive advantage with respect to Kensington's controllers & mice is that Cyberhand's one handed X2/3 gaming units and mice are designed to be faster, more ergonomic and more accurate then Kensington's products.

- **Keytronic Corporation**
Approximately 85% of Keytronic pointing devices are sold OEMs. Keytronic distributes most of its OEM products directly to its clients. A small percentage is shipped through distributors and VARs.   Cyberhand's products are targeted for unique niches in traditional computer peripheral equipment markets. Keytronics make more traditional and standard mice and keyboards. Although Keytronics' product have wide market acceptance, they represent the low end market for both price and performance. Currently Keytronics is primarily an OEM manufacturer for other companies.

- **Logitech Inc.**

Logitech manufacturers a wide range of pointing devices at their ISO certified manufacturing plants in Suzhou China and in Taiwan. They sell approximately 50% of their pointing devices to OEMs with the remaining shipments sold through end user channels. The majority of Logitech OEM sales are direct to corporate accounts with the rest shipped through distributors. Logitech's end user sales are through computer and other retail stores, distributors, and direct to the end user. Cyberhand's competitive advantage with respect to Logitech game controllers & joysticks is Cyberhand's one handed X2/3 units that are faster can be used for longer periods of time without experiencing stress from extended use fatigue. Cyberhand's mice or pointing devices are designed to be more ergonomic and comfortable than the current Logitech products.

- **Microsoft**

Microsoft distributes the majority of its pointing devices to end users through various retail outlets. In addition, a small percentage of Microsoft's products are shipped to OEM clients. Cyberhand's competitive advantage with respect to the Microsoft game controllers & joysticks is that Cyberhand's one handed X2/3 units are faster and can be used for longer periods of time without experiencing stress from extended use fatigue. Cyberhand's mice or pointing devices are designed to be more ergonomic and comfortable then the current Microsoft products.

- **Mitsumi**

All of Mitsumi's products are distributed to OEMs, either directly or through distributors. Most of Mitsumi's OEM clients are major PC manufacturers. Mitsumi does not produce a line of game controllers or joysticks. Cyberhand's competitive advantage with respect to mice or pointing devices are that Cyberhand's products are designed to be more ergonomic and comfortable than the current Mitsumi products.

- **Primax**

The large majority of Primax's pointing devices are shipped directly to OEMs with approximately 15% of the company's sales shipped to end users. Primax distributes to OEMs directly, through distributors and manufacturers representatives. The company reaches end users directly, through retailers, manufacturers' representatives and distributors. Cyberhand's mice or pointing devices are designed to be more ergonomic and comfortable then the current Primax products.

FUTURE DEVELOPMENTS

Management expects that through its OEM Agreement with Pocketop, it will continue to generate revenue from existing Wireless PDA Keyboard product offerings. Cyberhand will continue software development of the Wireless PDA Keyboard so that it can be the market leader in supplying keyboards for the cellular and web-based handheld computer markets. In addition, Cyberhand's game controller and ergonomic mouse product lines will be ready to begin generating revenues within six months upon Closing of the Qualifying Transaction. The Resulting Issuer plans to expend further funds on research and development to continue to enhance and optimize on development work already completed, to further launch new products and expand sales, marketing and distribution channels. (See "Resulting Issuer - Milestones").

PROPRIETARY PROTECTION

Cyberhand's intellectual property is patent protected. As a result of the OEM Agreement with Pocketop and a general security agreement related to the assignment of Pocketop loans from Tullaree to Cyberhand, Cyberhand has access to all Pocketop's Intellectual Property, including patents and new product development. See Cyberhand - Product Description for type and status of these patents.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF CYBERHAND

Summary and Analysis of Operations

	For the six months ended June 30, 2003	For the year ended December 31, 2002
Net Income (loss) for the period	$(293,819)	$(329,832)
Total Assets	12,698	19,311
Research and Development Expenditures	178,248	234,358
General and Administration Expenditures	52,400	35,739
Legal and Professional Expenditures	44,006	22,000
Marketing Expenditures	19,165	37,735

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nature of Business

The following discussion relates to the six month period from January 1, 2003 to June 30, 2003, the last fiscal year ended December 31, 2002 and the period from Inception (October 3, 2001) to December 31, 2001. This discussion and analysis should be read in conjunction with the financials statements appearing elsewhere in this Information Circular. Historical results of operations, percentage relationships and any trends that may be inferred from the following discussion and analysis are not necessarily indicative of the operating results for any future period.

Cyberhand was incorporated in the province of Alberta on October 3, 2001. Since Inception, Cyberhand has been engaged in the business of developing new technologies specific to consumer electronics, primarily computer peripheral equipment. There are no revenues to June 30, 2003, reflecting the early stage of Cyberhand's operations. The majority of expenses incurred to date relate to research and development of Cyberhand's intellectual products and its first two product lines. These products lines are an enhanced performance Game Controller and two versions of ergonomically designed mice or pointing devices.

During the 12 months ended December 31, 2002, the six month period ended June 30, 2003 and the subsequent period to the date of this Information Circular, Cyberhand's principal business has been to further develop its existing intellectual property by producing production grade prototypes of the first two product lines, gauge market acceptability, identify and evaluate partners for production, distribution, and sales and marketing. In its acquisition of Pocketop and the related OEM Agreement, Cyberhand has a third product offering and has begun to generate revenues.

Cyberhand signed a Letter of Intent in respect to a share acquisition by Brockton Capital Corporation; a company listed on the TSX Venture Exchange, and has been working with Brockton to effect this Qualifying Transaction and subsequently entered into a Share Purchase Agreement dated August 28, 2003.

By the aforementioned Share Purchase Agreement, Brockton has agreed to acquire 100% of the common shares of Cyberhand in consideration for the issuance of 8,130,000 common shares of the Company, which figure includes the 500,000 shares of Cyberhand to be issued to Tullaree as consideration for the acquisition of the interest in Pocketop.

A finder's fee relating to the Qualifying Transaction will be payable upon closing of the transaction in the amount of 410,000 Common shares of the Resulting Issuer at a deemed price of $0.25 per share, to two (2) parties including Brad Kitchen, a director of the Company. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

Brockton has advanced $94,280 to Cyberhand pursuant to three (3) promissory notes which bear interest at 10% per annum, and are secured by a general security agreement on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties and the receipt of proceeds with respect to government grants and scientific research and experimental development tax credits, such proceeds to be applied against the promissory notes.

Brockton has also advanced $25,000 in respect to a Sponsorship Agreement for the acquisition as noted above and Cyberhand has advanced $10,555 to the sponsor for advisory and fiscal agreement fees and $18,000 as a retainer for legal expenses relating to the transaction.

In connection with the aforementioned acquisition, Cyberhand and Brockton entered into the Agency Agreement for an offering of up to $2,000,000 by way of an offering memorandum in Cyberhand. The proceeds of this financing will be held in trust to close concurrently with the close of the Proposed Qualifying Transaction. These shares will be exchanged for shares issued in Brockton upon the Close of the Proposed Qualifying Transaction. The Agent is entitled to a commission, payable in cash, equal to 10% of the gross subscription proceeds realized from the sale of the Cyberhand common shares sold by the Agent, or 4% of the gross subscription proceeds realized from the sale of common shares sold to those subscribers whose name was provided by Brockton or Cyberhand to the Agent. In addition to the foregoing consideration, the Agency Agreement authorizes the issuance to the Agent of Agent's Warrants representing 15% of the Cyberhand common shares placed by the Agent and the Agent's selling group. No Agent's Warrants will be issued for Cyberhand common shares acquired by subscribers introduced by the Company. The Agent's Warrants will each be exercisable into one common share of the Resulting Issuer at the offering price of the Concurrent Financing during the first year following the close of the Concurrent Financing, and during the second year, at a price equal to 1.15 times the offering price of the Concurrent Financing.

It is anticipated that at the closing of the Proposed Qualifying Transaction, Cyberhand will have no short term or long term debt obligations. The estimated net proceeds available to the Resulting Issuer upon the Close of the Proposed Qualifying Transaction and the Concurrent Financing will be approximately $1,291,000 in the case of the minimum offering and $1,651,000 in the case of the maximum offering after deducting the Agent's commission. Cyberhand expects that the Resulting Issuer's working capital will be sufficient to fund operations for 15 months.

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop") from Tullaree Capital Inc. ("Tullaree"), in consideration for 500,000 common shares of Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Qualifying Transaction. In addition, loans payable owing by Pocketop totalling $380,000 will be acquired by Cyberhand from Tullaree as part of the transaction and as consideration therefor Cyberhand will issue a promissory note for $380,000 to Tullaree payable on the earlier of November 30, 2003 or the Closing if the promissory note totalling $380,000 is not repaid by Cyberhand, then the original loans payable by Pocketop and the related general security agreement will be transferred back to Tullaree and the promissory note from Cyberhand to Tullaree will be cancelled. Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,334 for a term expiring May 25, 2005, to be paid either in cash or by the issuance of 833,334 common shares of the Company. The proposed acquisition of the Tullaree shares of Pocketop may be subject to regulatory approval.

As a result of the Share Purchase Agreement, Cyberhand will own approximately 32% of the common shares of Pocketop and if the option to acquire Tullaree's remaining holdings is exercised, Cyberhand will then own approximately 64% of Pocketop. The remaining 36% ownership of Pocketop is widely held. Further, Cyberhand will also receive 1,325,000 warrants to acquire shares of Pocketop and if Cyberhand exercises its option to acquire the balance of Tullaree's interest in Pocketop, it will receive a further 1,325,000 warrants. The warrants have an exercise price of $0.25 per share and expire on May 25, 2005. In addition, on August 1, 2003, Northshore Property Management Inc. ("Northshore"), a private Ontario company owned by Starcom Technologies Inc., the major shareholder of Cyberhand, signed a management agreement with Pocketop to provide services to manage and administer the business of Pocketop. The contract has an initial term of one year and Northshore will be paid a monthly fee of $10,000.

Cyberhand, through its U.S. subsidiary, has negotiated a non-exclusive agreement with Pocketop (the "OEM Agreement") that grants Cyberhand, initially, for a two-year period, the right to manufacture market and sell the Pocketop Wireless PDA Keyboard using either the Pocketop or Cyberhand trademark or trade names. Under the terms and conditions of the OEM Agreement, Cyberhand will pay Pocketop a U.S. $5.00 royalty payment for every unit sold with a minimum sales requirement of 20,000 units per year.

Tullaree has also advanced a $150,000 loan to Cyberhand (the "Cyberhand Loan") bearing interest at 12% per annum. The Cyberhand Loan together with accrued interest thereon is to be repaid on the earlier occurrence of the date of closing of the Qualifying Transaction or September 30, 2003. In addition, Cyberhand will repay the Cyberhand Note to Tullaree at the earlier occurrence of either the repayment of the Loans through Pocketop's operations or the close of the Qualifying Transaction. The terms of these loans have been extended and they are anticipated to be repaid prior to the closing of the Qualifying Transaction.

Revenue

Cyberhand is in a pre-revenue stage and has not generated any revenue to June 30, 2003.

Research and development expenses

Research and development expenses consist primarily of contractors employed to design the products, create prototypes and create the engineering required for the production and testing of the products. During the six months ended June 30, 2003, Cyberhand expended $178,248 (unaudited) for research and development. The $178,248 is comprised of $51,000 for design and modelling of plastic prototypes, $78,000 for prototype design, $25,000 for equipment and office lease to a related party, $21,436 for circuit board design and development and $2,811 for miscellaneous expenses. During the year ended December 31, 2002, Cyberhand expensed $234,358 for research and development, compared to $14,597 in the period from inception to December 31, 2001. The $234,358 is comprised of $86,233 for design and modelling of plastic prototypes, $77,825 for prototype design, $50,000 for equipment and office lease, $15,300 for circuit board design and development, $3,500 for design

patent applications and $1,500 for miscellaneous expenses. The equipment and office lease and miscellaneous expenses were paid to a related party, $50,000 of the research and development expenses relating to prototype design was paid by the issuance of 250,000 shares at a deemed price of $0.20 per share. The research and development expenses for the six months ended June 30, 2003 are reflective of Cyberhand's commitment to product innovation. If annualized the research and development expenses would be $356,496; an increase of $122,138 over the 12 months ended December 31, 2002.

General and administration expenses

General and administration expenses consist primarily of payments for corporate services such as preparation of the business plan, corporate finance advisory services, and equipment and office expenses. During the six months ended June 30, 2003 $52,400 had been expensed and during the year ended December 31, 2002, $35,739 had been expensed for general and administration costs. There were no expenses incurred during the short period from inception to December 31, 2001. The increase is due primarily to work required to place Cyberhand in a position where it can effect the Proposed Qualifying Transaction.

Legals and professional expenses

During the six month period ended June 30, 2003, $44,006 had been expensed for legal and professional fees. Legal and professional expenses consist primarily of expenses incurred by legal counsel and financial advisors. During the year ended December 31, 2002, $22,000 had been expensed for legal and professional expenses compared to $2,500 for the period from inception to December 31, 2001. The period over period increase is a result of filing patents and direct costs related to the Proposed Qualifying Transaction.

Marketing expenses

Marketing expenses consist primarily of trade show expenses and market acceptability studies expenses incurred by external contractors and advisors. During the six month period ended June 30, 2003, $19,165 had been expensed and during the year ended December 31, 2002, $37,735 had been expensed for marketing expenses. There were no marketing expenses for the period from inception to December 31, 2001.

Income Taxes

Cyberhand has not earned any revenue to date and consequently has not been required to pay any corporate income tax. Cyberhand has accumulated losses for income tax purposes which are available to reduce taxable income in future periods

Liquidity

As at June 30, 2003, Cyberhand had a total of $3,169 in cash and had secured financing for an additional $100,000. This loan was obtained in two tranches, $50,000 on July 3, 2003 and $50,000 on August 1, 2003.

The Concurrent Financing contemplates providing the required capital to complete the Proposed Qualifying Transaction and fund Cyberhand's operations for the 15 months after Closing. This funding will provide the necessary liquidity in the near term until the Resulting Issuer is able to commercialize its products so as to generate revenues to the point that they exceed operating expenses. In addition, research and development costs incurred by Cyberhand since inception are intended to be offset to some extent by Scientific Research and Experimental Development (SR&ED) cash refunds from Canada Customs and Revenue Agency. Cyberhand intends to apply for these cash refunds within the next quarter. The Proposed Qualifying Transaction will mark the end of Cyberhand's status as a Canadian Controlled Private Corporation (CCPC), which precludes further cash refunds. Due to the ongoing nature of product development, it is anticipated that Cyberhand will continue to accumulate non-cash tax credits for offset against corporate income taxes in the future. In addition, Cyberhand is in the process of filing an initial claim under the Government of Canada's Industrial Research Assistance Program. Since this is Cyberhand's initial claim and Cyberhand has no history of claims, the expected benefit of the claim has not been recorded on the Company's financial statements.

The Resulting Issuer may be dependent on the availability of additional capital resources in the future. There can be no assurance that such additional financing, whether by debt or equity, can be obtained on terms satisfactory to the Resulting Issuer.

TRENDS

Cyberhand anticipates that through its OEM Agreement with Pocketop, it will be generating revenues beginning in the month of September. In addition, Cyberhand anticipates completion of production grade prototypes of the computer mouse and game controller within a month of the date of this Information Circular. These prototypes will be used primarily to attract market interest with the goal of securing conditional sales orders. Once these orders are received, production could begin almost immediately.

CONSOLIDATED CAPITALIZATION

Consolidated Capitalization

The authorized capital of Cyberhand consists of an unlimited number of Class "A" common voting shares without par value, an unlimited number of Class "B" common non-voting shares without par value, an unlimited number of Class "C" non-cumulative redeemable preferred shares without par value and an unlimited number of Class "D" non-cumulative redeemable preferred shares without par value. As at the date hereof, there are 7,630,000 Class A common shares issued and outstanding and a further 500,000 Class A common shares are to be issued to Tullaree in connection with the acquisition of the interest in Pocketop. The common shares rank equally within their class as to dividends, voting rights, participation in assets and in all other respects. The issued shares are not subject to call or assessment nor are there any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of the date of the most recent balance sheet contained in this Information Circular(1)	Amount outstanding as at September 15, 2003
Class A Common Shares	Unlimited	7,630,000	8,130,000
Class B Common Shares	Unlimited	Nil	Nil
Class C Preferred Shares	Unlimited	Nil	Nil
Class D Preferred Shares	Unlimited	Nil	Nil

Notes:
(1) Cyberhand's shareholders' deficit is $640,748 as at the date of the most recent balance sheet included in this Information Circular (June 30, 2003).

PRIOR SALES

Prior Sales

The following table represents Cyberhand's securities sold within the 12 months before the date of this Information Circular:

Prior Sales of Common Shares	Number of Issued Shares	Price Per Share	Total Consideration
Shares Issued prior to October 1, 2002	6,500,000	---	---
Prior Sales within the last 12 months - Issued to Related Parties - Issued to Non-Related Parties	100,000	$0.25	$25,000
	250,000(4)	$0.20	$50,000
	500,000(5)	$0.25	$45,000
	180,000(6)	$1.00	$500,000
	500,000(3)		
Proposed Concurrent Financing(2)	5,000,000(1)	$0.40	$2,000,000

Notes:
(1) This assumes the maximum number of shares are issued pursuant to the Concurrent Financing. The minimum offering will be 4,000,000 shares for total consideration of $1,600,000.
(2) These shares will be offered by Cyberhand by way of an Offering Memorandum and will be exchanged for shares of Brockton, on a one-for-one basis, to close concurrently with the Proposed Qualifying Transaction.
(3) These shares were issued to Tullaree Capital Inc. in exchange for approximately one-third of the issued and outstanding common shares of Pocketop Computer Corporation.
(4) Cyberhand issued 250,000 shares at $0.20 per share in return for research and development services provided by an independent contractor.
(5) Cyberhand issued 500,000 shares by way of a subscription agreement for $0.20 per share to a non-related party.
(6) Cyberhand issued 180,000 shares by way of two subscription agreements for $0.25 per share to non-related parties.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Particulars of compensation paid to Patrick Burke, Cyberhand's President (the "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE							
		Annual Compensation			**Long Term Compensation**		
					Awards		**Payouts**	
Name and Principal Position	**Period Ended**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation($)**	**Securities Under Options/SARs Granted ($)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compen-sation ($)**
Patrick Burke President	2002 2001	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

There were no options granted to the Named Executive Officer of Cyberhand during the most recently completed financial year.

Cyberhand has no compensation committee.

There were no options held by the Named Executive Officer that were exercised during the most recently completed financial year.

There were no options held by the Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for the Named Executive Officer during the most recently completed financial year.

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of Cyberhand during the last completed financial year.

There were no stock options granted to directors of Cyberhand during the most recently completed financial year.

The directors of Cyberhand have not received any cash compensation for services rendered in their capacity as directors of Cyberhand.

NON-ARM'S LENGTH PARTY TRANSACTIONS

Arm's Length Transactions

Concurrent with the formation of Cyberhand, that company acquired the intellectual property comprising the research and patents pertaining to the game controller product line. Cyberhand issued 1,000,000 shares to Patrick Burke for this intellectual property and Mr. Burke was appointed President of Cyberhand (see Material Contracts – Asset Purchase and Sale Agreement with Patrick Burke).

LEGAL PROCEEDINGS

Legal Proceedings

There are no material pending legal proceedings to which Cyberhand is or is likely to be a party which are material to the business and affairs of Cyberhand.

MATERIAL CONTRACTS

Material Contracts

Cyberhand has entered into the following material contracts:

1. Asset Purchase and Sale Agreement with Patrick Burke dated January 1, 2002;
2. Corporate Finance Consultant Contract with Brad Kitchen dated August 1, 2002;
3. Share Purchase Agreement with the shareholders of Cyberhand and Brockton Capital Corp. dated August 28, 2003;
4. Agency Agreement with Brockton and the Agent dated September 1, 2003;
5. VP Channel Marketing Consultant Contract with Michael Anthony dated July 1, 2003;
6. Share Purchase Agreement with Tullaree Capital Inc. dated July 31, 2003.; and
7. OEM Agreement with Pocketop Computer Corporation dated August 1, 2003.

These material contracts may be viewed at Cyberhand's head office at 802 4th Avenue, Fernie, BC., during normal business hours.

INFORMATION CONCERNING THE RESULTING ISSUER

Corporate Structure
Name and Incorporation

The Company will change its name concurrently with the Completion of the Qualifying Transaction from "Brockton Capital Corp." to "Brockton Technologies Corp.", or such other name as proposed by the directors and is subject to regulatory and Member approval. The Resulting Issuer will remain incorporated under the laws of British Columbia. The registered office in British Columbia and the address for service of the Resulting Issuer will be Suite 604 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T7.

Intercorporate Relationships

The Resulting Issuer will own 100% of all of the issued securities of Cyberhand upon Completion of the Qualifying Transaction. Initially, Cyberhand will remain as a company incorporated under the laws of Alberta.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

The Resulting Issuer expects to accomplish the following business objectives for the 12 month period following the Completion of the Qualifying Transaction:

Business Objectives	Estimated Time Period (Months After Completion of QT)
General and Administrative Expenses	
1. Continue recruitment of additional executive, support staff and board personnel	6 months
2. Develop strategy to expand both products and new market penetration	12 months
Manufacturing	
1. Implement manufacturing, assembly and distribution plan of new products	3 months
2. Complete new products production run with distribution to vendors	6 months
3. Satisfy ongoing manufacturing requirements to suit new product roll-out	12 months
Marketing & Sales	
1. Begin roll-out of marketing plan	1 month
2. Obtain conditional purchase orders for new products	3 months
3. Expand North American multiple sales channels	6 months
4. Enter into agreements with additional core distributors	3 months
5. Complete staffing of internal sales and marketing group	12 months
6. Participate in key computer peripheral industry tradeshows/conferences	12 months
7. Ongoing sales/marketing activities	12 months
Support Services	
1. Create technical, customer and sales support plan	3 months
2. Implement ongoing technical, customer and sales support plan	12 months
Research & Development	
1. Complete planned enhancements to existing products	3 to 12 months
2. Complete development of current concept products	6 to 9 months
3. Complete research program for new product development	9 months
4. Ongoing research and development	12 months

Milestones

The business objectives will be attained subject to the successful completion of a number of operational milestones:

Business Objectives	Estimated Time Period (Months After Completion of QT)	Anticipated Costs (Minimum Offering)	Anticipated Costs (Maximum Offering)
General and Administrative Expenses			
1. Continue recruitment of additional executive and board personnel			
• Management positions to be filled include Chief Operating Officer and related support staff	6 months	Nil	Nil
• Recruit Board member(s) with relevant business expertise/contacts in the computer peripheral and financial markets	9 months	$5,000	$5,000
2. Develop strategy to expand both products and new market penetration			
• Senior management and board to develop a plan to access new markets for components of existing products	6 months	$10,000	$30,000
• Continually source and assess acquisition opportunities with a focus on creating synergies with existing resources	12 months	$5,000	$25,000
3. Miscellaneous general and administrative expenses including listing requirements, audit and legal fees and salaries not related to specific business units	12 months	$56,000	$56,000
4. Salaries (1/2 CEO plus accrued salaries)		$80,000	$80,000
Sub-Total General		**$156,000**	**$196,000**
Manufacturing			
1. Implement manufacturing, assembly and distribution plan of new products			
• Coordinate sourcing of manufacturer and assembly to satisfy cost efficiencies and inventory funding constraints (i.e. offshore vs. domestic production)	1 month	$10,000	$10,000
• Enter into warranty and inventory programs with manufacturer for new products	3 months	$10,000	$10,000
2. Complete new product's production run with distribution to vendors	6 months	$70,000	$160,000
3. Satisfy ongoing manufacturing requirements to suit new product roll-out			

Business Objectives	Estimated Time Period (Months After Completion of QT)	Anticipated Costs (Minimum Offering)	Anticipated Costs (Maximum Offering)
• Work with existing and new suppliers to continually develop most cost efficient and technologically advanced production methodologies.	12 months	$50,000	$100,000
4. Salaries		-	-
Sub-Total Manufacturing		**$140,000**	**$280,000**
Marketing & Sales			
1. Begin roll-out of marketing plan			
• In conjunction with sourcing manufacturing commitments, initiate marketing plan with a focus on shortest route to revenue	1 months	$5,000	$5,000
• Develop marketing plans for other industry verticals	3 months	$10,000	$10,000
2. Obtain conditional purchase orders for new products			
• Use launch of prototypes to generate potential retailer interest	3 months	$10,000	$10,000
3. Expand North American multiple sales channels			
• Expand strategic alliance with partners targeting computer peripheral retailers	3 months	$10,000	$10,000
• Create on-line retailing capabilities through existing web-site for new products	3 months	$10,000	$10,000
• Investigate and, if feasible, enter into contracts with targeted OEM partner to license Cyberhand's technology	6 months	---	---
4. Enter into agreements with additional identified core distributors			
• Once additional key distribution partners have been identified enter into contracts with an intention of hitting moderately aggressive minimum sales targets	3 months	$10,000	$10,000
5. Complete staffing or internal sales and marketing group			
• hire other key management with contacts in sales and distribution so that Cyberhand does not have to build an extensive in-house sales and distribution infrastructure	12 months	$5,000	$15,000
6. Participate in key computer peripheral industry tradeshows/conferences			
• Develop tradeshow booth and collateral marketing materials	3 months	$10,000	$20,000
• Partner with key industry players to generate synergy from displays	6 months	$5,000	$15,000
• Attend identified key industry tradeshows/conferences in the US and Canada to conduct on-going sales/business development. Includes: ○ CES (Consumer Electronics Show) ○ Targeted exhibitions such as the New England Tech Exhibit at the Canadian Consulate in Boston	12 months	$10,000	$20,000
7. Ongoing sales/marketing activities			
• As growth permits, recruit additional account executives in select geographical areas. These executives will be paid a base salary as well as commissions based on predefined sales quotas	12 months	$10,000	$25,000
• General business development activities including costs for travel, demonstrations and account management	12 months	$25,000	$40,000
8. Salaries (Vice-President Channel Marketing, ½ CEO		$90,000	$90,000
Sub-Total Marketing & Sales		**$250,000**	**$320,000**
Support Services			
1. Create technical, customer and sales support plan			
• Working in conjunction with manufacturer/distributor develop a comprehensive plan to ensure retail perceptions are favourable with respect to customer service based on existing infrastructure	3 months	$5,000	$10,000
2. Implement ongoing technical, customer and sales support plan using existing infrastructure			
• Technical Implementation support for all products	9 months	$15,000	$20,000

Business Objectives	Estimated Time Period (Months After Completion of QT)	Anticipated Costs (Minimum Offering)	Anticipated Costs (Maximum Offering)
• Ongoing costs for providing technical sales support and customer support	12 months	$5,000	$25,000
3. Salaries (1/2 CTO, Operations Manager)		$60,000	$60,000
Sub-Total Support Services		**$85,000**	**$115,000**
Research & Development			
1. Complete planned enhancements to existing products • Development, prototyping and introduction into the market of enhancements to existing products, for example: o Rumble packs, smell generators, biometrics protection and retinal scanners	3 months to 12 months	$10,000	$20,000
2. Complete development of current concept products • Create prototypes and test products including market acceptability	6 months	$20,000	$30,000
• Source manufacturers	6 months	$5,000	$5,000
• Use existing sales and marketing infrastructure to facilitate ease of market entry	9 months	$5,000	$10,000
3. Complete research program for new product development • Develop new concept products based on changing market conditions including the use of the most advanced technologies available	9 months	$10,000	$15,000
4. Ongoing research and development • Continued program for research and development of new products will be targeted to be 20% of revenues after existing product concepts brought to market – time frame approximately 3 years	12 months	$4,000	$4,000
5. Salaries (1/2 CTO)		$36,000	$36,000
Sub-Total Research & Development		**$90,000**	**$120,000**
Total Anticipated Costs(1)		**$721,000**	**$1,031,000**

Notes:

(1) See Business of the Resulting Issuer – Principal Purposes of Funds.

DESCRIPTION OF THE SECURITIES

The authorized capital of Brockton consists of 200,000,000 shares comprised of 100,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at the date hereof, there are 4,087,500 common shares and nil preferred issued and outstanding. The common shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects. The issued shares are not subject to call or assessment nor are there any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

The preferred shares may be issued from time to time in one or more series and with such special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights upon dissolution of Brockton and voting as the directors of Brockton may, from time to time, determine by resolution. Currently, the preferred shares rank in priority over common shares as to the payment of dividends and return of paid up capital upon dissolution or winding up of Brockton. Holders of preferred shares are not entitled to notice of or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the *Company Act* (British Columbia)). Brockton may at any time purchase for cancellation or redeem any of the preferred shares and holders of preferred shares may require Brockton to retract such shares in accordance with the terms upon which such shares have been issued.

PRO FORMA CONSOLIDATED CAPITALIZATION

Pro Forma Consolidated Capitalization

Consolidated Share and Loan Capital

The following table represents select particulars of the share and loan capital of the Resulting Issuer following the completion of the Proposed Qualifying Transaction (at which time, Cyberhand will be a wholly-owned subsidiary of Brockton):

Designation of Security	Amount Authorized or to be Authorized	Amount to be outstanding Upon Completion of the Proposed Qualifying Transaction/Minimum Offering(4)	Amount to be outstanding Upon Completion of the Proposed Qualifying Transaction/Maximum Offering(4)
Common Shares	100,000,000	16,627,500(1)(2)	17,627,500(1)(3)
Preferred Shares	100,000,000	Nil	Nil

Notes:

(1)   In addition there are 407,500 shares of the resulting issuer reserved for future issuance on the exercise of stock options.

(2)   In addition there will be 1,662,750 shares of the Resulting Issuer reserved for future issuance on the exercise of stock options (including the 407,500 option already reserved) and 600,000 shares of the Resulting Issuer reserved for future issuance of the Agents' Warrants, assuming the minimum financing and the Agent placing 100% of the financing.

(3)   In addition there will be 1,762,750 shares of the Resulting Issuer reserved for future issuance on the exercise of stock options (including the 407,500 option already reserved) and 750,000 shares of the Resulting Issuer reserved for future issuance of the Agents' Warrants, assuming the maximum financing and the Agent placing 100% of the financing.

(4)   See Summary of Information Circular - Concurrent Financing, regarding terms of the Concurrent Financing.

Existing Share Capital and Prior Sales

The authorized capital of Brockton consists of 200,000,000 shares comprised of 100,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at the date hereof, there are 4,087,500 common shares and nil preferred issued and outstanding. The common shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects. The issued shares are not subject to call or assessment nor are there any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

As of the date of this circular, Brockton has no outstanding loans or debt obligations.

The following table represents the Resulting Issuer's share capital both before and after the completion of the proposed Qualifying Transaction including the Private Financing (assuming maximum financing) and Concurrent Financing (assuming maximum financing)

Prior Sales of Common Shares	Number of Issued Shares	Price Per Share	Total Consideration
Prior Sales within the last 12 months	Nil	Not Applicable	Not Applicable
Issued before completion of the Proposed Qualifying Transaction as at most recent month end (April 30, 2003):			
Discount Seed Shares Issued (April 30, 2001)	2,250,000	$0.075	$168,750
Pursuant to the Initial Public Offering ("IPO")	1,750,000	$0.15	$262,500
Exercise of brokers options associated with IPO	87,500	$0.15	$13,125
To be Issued pursuant to the Proposed Qualifying Transaction	8,130,000	$0.2546	$2,070,000
To be issued in payment of Finder's Fee	410,000		
Sub-Total prior to Concurrent Financing	12,627,500	---	---
Maximum Concurrent Financing	5,000,000	$0.40	$2,000,000
Issued upon completion of the Proposed Qualifying Transaction with Maximum Concurrent Financing(1)	17,627,500		**$3,681,870**
To be issued pursuant to the Minimum Concurrent Financing	4,000,000	$0.40	$1,600,000
Issued upon completion of the proposed Qualifying Transaction with Minimum Concurrent Financing(1)	16,627,500	---	**$3,281,870**

Notes:

(1)   Excluding common shares issuable upon the exercise of the Agent's Warrants to be issued in connection with the Concurrent Financing.

Fully Diluted Share Capital of the Resulting Issuer

	Maximum Offering	
	Number of Securities	Percentage of Total
Issued as at the most recent month prior to the date of this Information Circular	4,087,500	20.3%
To be Issued pursuant to the Proposed Qualifying Transaction	8,130,000	40.4%
To be issued in payment of Finder's Fee	410,000	2.0%
To be issued pursuant to Concurrent Financing	5,000,000	24.8%
Securities Reserved for Future Issuance; • On the Exercise of incentive stock options issued under the existing Stock Option Plan (Based on maximum financing)	1,762,750	8.8%
• Agents Warrants issued in conjunction with the Concurrent Financing (based on maximum financing and the Agent placing 100% of the financing)	750,000	3.7%
TOTAL:	20,140,250	100%

	Minimum Offering	
	Number of Securities	Percentage of Total
Issued as at the most recent month prior to the date of this Information Circular	4,087,500	21.6%
To be Issued pursuant to the Proposed Qualifying Transaction	8,130,000	43.0%
To be issued in payment of Finder's Fee	410,000	2.2%
To be issued pursuant to Concurrent Financing	4,000,000	21.2%
Securities Reserved for Future Issuance; • On the Exercise of incentive stock options issued under the existing Stock Option Plan (Based on maximum financing)	1,662,750	8.8%
• Agents Warrants issued in conjunction with the Concurrent Financing (based on maximum financing and the Agent placing 100% of the financing)	600,000	3.2%
TOTAL:	18,890,250	100%

<u>AVAILABLE FUNDS AND PRINCIPAL PURPOSES</u>

Funds Available

Available Funds and Principal Purpose for the Available Funds of the Resulting Issuer
The total funds available to the Resulting Issuer on Completion of the Qualifying Transaction would be approximately $1,291,000, assuming the minimum Concurrent Financing, and $1,651,000, assuming the maximum Concurrent Financing. These funds would consist of Brockton's working capital of approximately $221,000 (unaudited) as at September 30, 2003, Cyberhand's working capital deficit of approximately $370,000 (unaudited) as at September 30, 2003 and net proceeds of the Concurrent Financing of $1,440,000 (minimum) or $1,800,000 (maximum).

The estimated net proceeds available to the Resulting Issuer upon Closing of the Proposed Qualifying Transaction and the Concurrent Financing will be approximately $1,415,000 in the case of the minimum offering and $1,775,000 in the case of the maximum offering after deducting the Agent's commission, assuming that the Agent sells all the Cyberhand common shares. The estimated net proceeds from the Concurrent Financing, together with Brockton's working capital of approximately $250,000 (audited) as at April 30, 2003 and Cyberhand's working capital deficiency of approximately $270,000 (unaudited) as at June 30, 2003 (Approximate Totals: $1,415,000 in the case of the minimum offering and $1,775,000 in the case of the maximum offering), are currently intended to be used as outlined below under the heading "Principal Purposes of Funds". The proceeds from the exercise of any warrants and stock options will also be incorporated into the Resulting Issuer's general working capital.

The Resulting Issuer will apply the funds available to it on completion of the Proposed Qualifying Transaction to further Cyberhand's stated business objectives set out under "Information Concerning the Resulting Issuer– Milestones" and to satisfy general and administrative expenses of the Resulting Issuer for the next 12 month period. There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary in order for Cyberhand to achieve its stated business objectives. In addition, the Resulting Issuer may be required to raise additional monies (through debt or equity financing) over the next 12 months.

The Resulting Issuer's working capital available to fund ongoing operations will be sufficient to meet its administration costs for 15 months.

Dividends

The Resulting Issuer does not intend to declare or distribute dividends.

Principal Purposes of Funds

	Minimum Offering(1)	Maximum Offering(1)
Expenses to Complete the Proposed Qualifying Transaction	$90,000	$90,000
Business Development costs of Cyberhand, the component parts of which are(3)		
• Marketing & Sales	250,000	320,000
• Technical Sales Support, Implementation and Customer Support	85,000	115,000
• Research and Development, and General Product Development	90,000	120,000
• Production and Manufacturing	140,000	280,000
• Repayment of Loan Obligations	380,000	380,000
• General and Administrative expenses for 12 months(2)	156,000	196,000
• General corporate working capital	100,000	150,000
Total:	$1,291,000	$1,651,000

Notes:

(1) Represents the maximum commission of 10% which assumes all Common Shares are sold by the Agent without assistance from the Company.

(2) Includes approximately $50,000 for accrued salary to be paid to Brad Kitchen, a Director of the Company, by Cyberhand.

(3) See "Information Concerning the Resulting Issuer – Milestones."

(4)

PRINCIPAL SECURITYHOLDERS

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of the Company, the following persons will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Resulting Issuer upon the Closing of the Qualifying Transaction:

Name and Municipality of Residence	Number of Shares after Closing of the Qualifying Transaction	Percentage of Outstanding Shares after Closing of the Qualifying Transaction based on Minimum Offering(2)	Percentage of Outstanding Shares after Closing of the Qualifying Transaction based on Maximum Offering(4)
Starcom Technologies Inc. Vermillion Bay, Ontario	5,537,000(1)	33.3%(3)	31.4%(5)

Notes:

(1) Starcom Technologies Inc. operates as a trust set up primarily for the children of one of the co-founders. Rhonda Burke, the spouse of the co-founder, is the sole director and officer of that company and a director of Cyberhand.

(2) These percentages are of the 16,627,500 total which represents all of the shares which will be outstanding on Closing, assuming the minimum financing on the Concurrent Financing but does not include the exercise of any options or warrants which will be outstanding after closing of the Qualifying Transaction.

(3) On a fully diluted basis, this percentage would be 29.8% assuming Rhonda Burke's 100,000 options are exercised (see Executive Compensation).

(4) These percentages are of the 17,627,500 total which represents all of the shares which will be outstanding on Closing, assuming maximum financing on the Concurrent Financing but does not include the exercise of any options or warrants which will be outstanding after closing of the Qualifying Transaction.

(5) On a fully diluted basis, this percentage would be 28.0% assuming Rhonda Burke's 100,000 options are exercised (see Executive Compensation).

DIRECTORS, OFFICERS AND PROMOTERS

Name, Address, Occupation and Security Holdings

Name, Address, Occupation and Security Holding

The following persons will be Directors and/or officers of the Company upon the Closing of the Qualifying Transaction:

Name, Municipality of Residence and Office with the Resulting Issuer(1)	Principal Occupation or Employment for Last Five Years(1)	Shares Owned as of the date of this Information Circular	Shares Owned as of the date of Closing of the Qualifying Transaction(2)	% of Total Issued and Outstanding Shares Owned Based on a Minimum Offering	% of Total Issued and Outstanding Shares Owned based on a Maximum Offering
Patrick Burke Fernie, BC Chairman, CTO and Director	Entrepreneur, Development Manager/Senior Systems Architect; President of Cyberhand Technologies, a company that designs new products specifically for the consumer electronics market; Founder and President of Canscan Imaging, a technology servicing provider and a software and computer hardware company	Nil	1,343,750(3)	8.1%	7.6%
Brad Kitchen(5) Vancouver, BC President, Chief Executive Officer and Director	Corporate Finance Consultant, Structured Finance Specialist Founder and President of PBK Financial Engineering, a corporate finance consulting company; VP Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank and financial services company; Partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate; CFO of Protocal Holdings Inc., a real estate investment trust start-up; VP Structured Finance at TD Securities Inc. and VP and Director of Structured Finance at CIBC Wood Gundy Inc., both international investment banks.	Nil	1,203,750(4)	7.2%	6.8%
Kevin R. Hanson(5) Vancouver, BC Director	Certified Public Accountant; Chartered Accountant, Venture Capital Entrepreneur; Partner of Amisano Hanson, Chartered Accountants, an accounting firm that provides many financial services, including venture capital advice to small and large capitalized companies.	650,000	168,750	1.0%	1.0%
Rhonda Burke(5) Vermilion Bay, Ontario Director and Secretary	Secretary, Treasurer and Director of Cyberhand Technologies Inc., a company that designs new products for the consumer electronics market; Director and Officer of Starcom Technologies Inc., a company established for the benefit of the children of Rhonda Burke; Principal in Charge of Operations of Casey's Canadian Resort, a resort company in northern Ontario; President and Director of Northshore Commercial Credit Corp., an investor in small capital projects and real estate; Children's supervisor with the Kerwatin Patricia School District.	Nil	5,537,000(6)	33.3%	31.4%

Notes:

(1) The information as to municipality of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually. Patrick Burke has been a director and the President and Chairman of Cyberhand since January 1, 2002. Brad Kitchen has been a director of the Company since February 19, 2003. It is intended that Mr. Kitchen will become the President, Chief Executive Officer and Chief Financial Officer upon Closing of the Qualifying Transaction. Kevin Hanson has been a director of the Company since incorporation.

(2) All of the securities are subject to an escrow.

(3) Includes 500,000 Cyberhand Shares and 843,750 Discount Seed Shares.

(4) Includes 843,750 Discount Seed Shares and 360,000 Finder's Fee Shares.

(5) Member of Audit Committee.

(6) 100 of these Common Shares will be held directly by Rhonda Burke and are Cyberhand Shares. 5,536,900 Common Shares will be held indirectly through Starcom Technologies Inc., a company established for the benefit of the children of Rhonda Burke and Michael Burke, a co-founder of Cyberhand. Rhonda Burke is the sole director and officer of Starcom Technologies Inc. Of the 5,536,900 common shares, all are Cyberhand Shares.

Aggregate Ownership of Securities

As of the Closing of the Qualifying Transaction, the directors, officers and promoters of the Resulting Issuer will own, as a group, directly or indirectly, 8,253,250 Common Shares of the Resulting Issuer (excluding shares issuable pursuant to the exercise of warrants or incentive stock options), representing 46.8% of the then issued and outstanding Common Shares of the Resulting Issuer, assuming a maximum offering of the concurrent financing.


Management


Management

Upon Closing of the Qualified Transaction the management team of the Company is intended to consist of:

Patrick Burke, Co-Founder, Chairman, Chief Technical Officer and Director

Patrick Burke, age 46, is the inventor and original patent holder of the computer hardware design that led to the X Series of Cyberhand Game Controllers and V Series mice or pointing devices. Mr. Burke graduated with a degree in computer science and electronics from Lakehead University in Thunderbay, Ontario in 1984. Mr. Burke is the President of Cyberhand Technologies Inc. and joined the company in January of 2002. He is responsible for the day to day operations and the commercialization of the company's intellectual properties. Prior to joining Cyberhand, Mr. Burke was the President of Canscan Imaging which he founded in June of 1993. Canscan was primarily a technology services provider and a software and computer hardware research and development company. Through his work at Canscan, Mr. Burke has received National Research Council grants in advanced computer and imaging to further software development of software that converts raster pixel image files into vectorized image files, a key requirement in 3D development and CNC tooling applications. These applications and related Grants were not part of any work relating to the development of Cyberhand's intellectual properties or products. One of the company's projects was to create a new admissions student/course selection program for the Political Science department at Queens University. Prior to founding Canscan Mr. Burke was a Software Systems Analyst at the Vancouver General Hospital from January to June of 1993.

It is intended that Mr. Burke will be an employee of the Resulting Issuer and will devote 100% of his time to the Resulting Issuer.

Brad Kitchen, Chief Executive Officer and Director

Brad Kitchen, age 41 is responsible for the financing of the commercialization activities and directing the public merger activities of the Company. Mr. Kitchen graduated with an MBA from McGill University in Montreal, Quebec in June of 1987. Prior to receiving his MBA, Mr. Kitchen obtained a B.Ap.Sc. (Civil Engineering) from the University of British Columbia in June of 1985. After graduating from McGill University, Mr. Kitchen became a financial product oriented Investment Banker. Specific experience in this area included foreign and domestic debt markets, cross-border financings, asset-backed securities, derivatives and interest rate sensitive equity products. This experience was obtained over an eleven-year period when he was employed in Toronto, Ontario as a Vice-President and Director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) from September 1988 to November 1996 and TD Securities Inc. from November 1996 to April 1997. In April 1997, Mr. Kitchen formed PBK Financial Engineering which has continuously advised small to medium sized companies on corporate finance issues. These topics range from day-to-day working capital allocation to obtaining access and providing ongoing management of a company's funding requirements via the public and private capital markets. In addition to operating PBK Financial Engineering, Mr. Kitchen has also been the CFO for Protocol Holdings for the period from May 1998 to November 1998 and a partner in Kitchen and Fuller Holdings from December 1998 to December 1999. Both these companies were real estate holding companies and are no longer in operation. Mr. Kitchen was also the Vice-President, Corporate Finance of Pacific Opportunity Limited, a small financial services company that is still in operation, for the period from January, 2000 to January, 2001. For the past six years, Mr. Kitchen has been a Corporate Finance Consultant through PBK Financial Engineering in Vancouver, British Columbia, Canada.

It is intended that Mr. Kitchen will be the Chief Executive Officer of the Resulting Issuer after Closing and will devote 100% of his time to the Resulting Issuer.

Kevin R. Hanson, Director

Kevin Hanson, age 46, a chartered accountant since 1983, is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc. From 1994 until 1998, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the TSX Venture Exchange (formerly the Vancouver Stock Exchange). Mr. Hanson was a director of two junior capital pool companies, Pender Capital Corp., from 1993 to 1995 and Commercial Consolidators Corp. (formerly Balmoral Capital Corp.) from May 1998 to October 1999. In June of 2000, Mr. Hanson became a director of Tri-Lateral Venture Corporation, a reporting issuer in Ontario which trades in the over-the-counter market. Mr. Hanson is also a director of Zena Capital Corp., a capital pool company listed on the Exchange.

It is proposed that Mr. Hanson devote approximately 10% of his time to the Resulting Issuer.

Rhonda Burke, Director and Secretary

Rhonda Burke, age 35, is a Director, Secretary and Treasurer of Cyberhand Technologies Inc. Mrs. Burke has been involved with the company since its inception in October, 2001. In addition, Mrs. Burke is the sole director and officer of Starcom Technologies Inc., which is the largest shareholder of Cyberhand. Starcom is a company established in October 2001 for the benefit of her two children. Mrs. Burke also has extensive management experience in the hospitality industry through her work with Casey's Canadian Resorts Ltd., a pioneer in the resort industry in Northern Ontario. Mrs. Burke has been with Casey's Canadian Resorts since March of 1993 as the principal in charge of operations. There are currently no operations in Casey's Canadian Resorts although the company is still registered. In addition, since September, 1999, Mrs. Burke has been the President and a Director of Northshore Commercial Credit Corp., an Ontario corporation that invests in small capital projects and real estate. Mrs. Burke is also employed by the Keewatin Patricia District School Board, as a children's supervisor, and has been working with the School Board since October 2000.

It is proposed that Ms. Burke devote approximately 25% of her time to the Resulting Issuer.

Michael Anthony, Vice-President, Channel Marketing

Michael Anthony has more than 25 years experience in the commercialization and marketing of emerging technologies. This experience has been largely focused on the development and implementation of Go-To-Market strategies and the creation of, and support of, sales channels and channels of distribution. In this capacity he has developed channels for a number of companies ranging in size and scope from emerging startup and entrepreneurial enterprises to large industry-leading multinationals.

Mr. Anthony is a former president of Ingram Micro (Canada), a subsidiary of the worlds largest distributor of PC based hardware/software from 1987 to 1988 as well as a former President and CEO of Logicware Inc. (a leading developer of AI products and services) from 1983 to 1987. Mr. Anthony was also the President and CEO of Discoverware Inc., a Calgary-based developer of distance learning and computer based educational products from 1996 to 1998 and, most recently, President and CEO of Big Picture Technologies Inc. He was retained as an executive consultant by IBM Global Marketing (Dallas/New York) from 1992-1996 to develop and lead the implementation of channel programs, policies and initiatives in North America, Europe, Asia-Pacific and South Africa. Mr. Anthony's role with Cyberhand Inc. is to initiate, engage and enable sales channels and channels of distribution that will generate better than 80% of the Company's projected revenue.

It is proposed that Mr. Anthony devote 100% of his time to the Resulting Issuer.

Cyberhand Advisory Board

Barry L. Bridgman, Strategic Development

Prior to joining the Cyberhand Advisory Board, Barry was Executive Vice President of Viasystems Group, Inc. where he was responsible for all global business functions and accomplished an internal growth from $200 Million to $1.5 Billion in revenue with 32 global manufacturing sites and over 25,000 employees in the Americas, Europe and China. His earlier roles at Viasystems included President of the Americas as well as President of the Global PCB and Telecom divisions. Prior to Viasystems, Barry was Senior Vice President and General Manager of the Americas of Berg Electronics where he catapulted the company from the No. 7 position in the connector industry to No. 3. Barry holds a BS in Chemistry from Virginia Polytechnic Institute.

It is intended that Mr. Brigman may be a consultant to the Resulting Issuer after Closing and will devote 20% of his time to the Resulting Issuer.

William E. Cloutier, Operations and Business Development

Prior to joining the Cyberhand Advisory Board, Bill was the Global Account Manager with Viasystems Technologies Corp and responsible for Global EMS growth strategies where he broke down sales barriers with the first-ever sole source contract for a leading OEM and realized $100m combined growth for that company's U.S., France, and Asia operations. Prior to Viasystems Bill held senior Sales & Marketing and Business Development positions with several large Global EMS companies where he pioneered "right fit" manufacturing solutions through customer partnerships. Bill has extensive experience in product development, new product introduction (NPI), and large-scale production utilizing North American and Asia Pacific manufacturing resources.

It is intended that Mr. Cloutier may be a consultant to the Resulting Issuer after Closing and will devote 25% of his time to the Resulting Issuer.

Michael Burke, Operations Manager and Adviser

Michael Burke, is responsible for technology commercialization of Cyberhand's patented assets into components and working prototypes utilizing these technologies. Michael has extensive experience in the development and structuring of start-up businesses, specializing in technological integration, finance, project and corporate development with a successful track record of creating shareholder value. Honoured member of the 1997 Edition of Who's Who and recognized among top executives in North America for the year.

It is intended that Mr. Burke will be a consultant to the Resulting Issuer and will devote 50% of his time to the Resulting Issuer.

Brian A. Hanson, Advisor

Brian Hanson, is a lawyer and a partner with the firm of Ratcliff & Company since 1995. Prior to that he was a partner with the firm of Collier Hanson from 1976 to 1995. Mr. Hanson obtained a Bachelor of Commerce degree from the University of British Columbia in 1970 and obtained a law degree from the University of British Columbia in 1971. He was called to the Bar of the Province of British Columbia in 1972. He is a member of the Law Society of British Columbia and the Canadian Bar Association. He is head of the Real Property Department of Ratcliff & Company and specializes in real property law, corporate commercial law and wills and estates law. Mr. Hanson is also the Chief Financial Officer and Secretary of Zena Capital Corp., a capital pool company listed on the Exchange.

It is proposed that Mr. Hanson devote approximately 1% of his time to the Resulting Issuer.

Terry M. Amisano, Advisor

Terry Amisano, a chartered accountant since 1985, is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1985 to 1990, Mr. Amisano was the partner of Amisano & Company, Chartered Accountants. Mr. Amisano was a director of Pender Capital Corp., from 1993 to 1995 and an officer of Commercial Consolidators Corp. (formerly Balmoral Capital Corp.) from May 1998 to October 1999. He was a director of Commercial Consolidators Corp. Both of these companies were junior capital pool companies and completed their qualifying transactions. Mr. Amisano is also the President and Chief Executive Officer of Zena Capital Corp., a capital pool company listed on the Exchange.

It is proposed that Mr. Amisano devote approximately 5% of his time to the Resulting Issuer.

At the date of this Information Circular the terms of the employment or consulting contracts with Messrs. Burke and Kitchen, have not been concluded. At the date of this Information Circular, no members of management have entered into non-competition or non-disclosure agreements. Although the Company is negotiating with Messrs. Burke and Kitchen no agreements have been entered into at the date of this Information Circular and there is no assurance that such agreements will be entered into.

Promoter Consideration

Currently there are no promoters of the Company, Cyberhand or the Resulting Issuer other than the officers and directors of those entities as otherwise disclosed herein.

Corporate Cease Trade Orders or Bankruptcies

None of those persons who will be directors, officers or promoters of the Resulting Issuer is, or has been within the past 10 years, a director, officer or promoter of any other issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the persons who will be directors, officers or promoters of the Resulting Issuer have, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

Personal Bankruptcies

None of the persons who will be directors, officers or promoters of the Resulting Issuer is, or has, within the 10 years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Resulting Issuer also holding positions as directors and/or officers of other companies. Some of those persons who will be directors and officers of the Resulting Issuer have been and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Resulting Issuer will be in direct competition with the Resulting Issuer. Conflicts, if any, will be subject to the procedures and remedies provided under the Company Act.

Other Reporting Issuer Experience

Those persons who will be directors, officers or promoters of the Resulting Issuer have, within the past ten years, been directors, officers or promoters of the following companies listed below:

Name	Name of Reporting Company	Position	Period From	Period To
Kevin R. Hanson	Commercial Consolidators Corp.	Director	May 1998	October 1999
		Director	Nov. 2001	July 2002
	Pender Capital Corp.	Director	Nov. 1993	Dec. 1995
	Princess Resources Ltd.	Director	March 1993	May 1993
	Zena Capital Corp.	Director	Feb. 2000	Present

EXECUTIVE COMPENSATION

Summary Compensation Table

Particulars of anticipated compensation to be paid to the Resulting Issuer's chief executive officer ("CEO") and each of the Resulting Issuer's four most highly compensated executive officers for the 12 month period after giving effect to the Qualifying Transaction (each a "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation($)	Securities Under Options/SARs Granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Patrick Burke Chairman and Chief Technical Officer	2004(1)	$72,000	(2)	Nil	100,000	Nil	Nil	Nil
Brad Kitchen Chief Executive Officer	2004(1)	$60,000	(2)	Nil	(3)	Nil	Nil	Nil
Michael Burke Operations Manager(5)	2004(1)	$24,000	(2)	Nil	(3)	Nil	Nil	Nil
Michael Anthony VP Channel Marketing	2004(1)	$90,000	(2)	Nil	(4)	Nil	Nil	Nil

Notes:
(1) For the 12 month period after giving effect to the Qualifying Transaction.
(2) Bonus to be paid based on performance for the year.
(3) Options yet to be negotiated.
(4) Mr. Anthony has been granted the option to purchase up to 300,000 common shares of Cyberhand at a strike price of $0.50 less allowable discount permitted by the Exchange.

Options and SARS of the Named Executive Officers

The following table shows options that have been or are anticipated to be granted to the Chairman or any Named Executive Officer of the Resulting Issuer upon Closing of the Qualifying Transaction.

Optionee	Amount	Exercise Price	Expiry Date
Patrick Burke Chairman and Chief Technical Officer	100,000	$0.40	Five years after Closing
Brad Kitchen Chief Executive Officer	105,000	$0.19(2)	May 14, 2008
William Cloutier Advisor	50,000	$0.40	Five years after Closing
Terry Amisano Advisor	97,500	$0.15(2)	August 28, 2006
Brian Hanson Advisor	10,000	$0.15(2)	August 28, 2006
TOTAL	362,500		

Notes:
(1) The exercise price of Mr. Kitchen's options was set at $0.19 which represents the closing price (less allowable discount) of the Company's shares on May 14, 2003. These options remain subject to regulatory approval.
(2) The options granted to the original directors of Brockton was priced equal to the offering price of the Company's initial public offering.
The Resulting Issuer will have no compensation committee.

Other Compensation to Directors

No other compensation is intended to be paid to directors of the Resulting Issuer, other than the Named Executive Officers, for the 12 months following Closing of the Qualifying Transaction.

Particulars of other stock options of the Resulting Issuer to be outstanding to directors, other than the Named Executive Officers, following Closing of the Qualifying Transaction are as follows:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant/ Expiry Date
Kevin R. Hanson Director	195,000	$0.15(1)	August 28, 2006
Rhonda Burke Director and Secretary	100,000	$0.40	Five years after Closing
TOTAL	**295,000**		

Notes:
(1) The options granted to the original directors of Brockton was priced equal to the offering price of the Company's initial public offering.

The following share purchase warrants or options to acquire Common Shares of the Company will be outstanding upon Closing of the Qualifying Transaction:

Type of Security	Number of Common Shares Reserved for Issuance	Exercise Price Per Common Share	Expiration Date
Incentive Options – outstanding	302,500 105,000	$0.15 $0.19	August 28, 2006 May 14, 2008
Incentive Options - to be granted	250,000	$0.40(2)	5 years after Closing
Incentive Options Reserved - Minimum Offering - Maximum Offering	1,005,250 1,105,250	N/A(1) N/A(1)	5 years after being Granted
Agent's Warrants at 15% of Concurrent Financing - Minimum Offering - Maximum Offering	600,000 750,000	$0.40(2) $0.46(2)	First 12 months from Closing Months 12 to 24 from Closing

Notes:
(1) Future Incentive Options will be granted at a price equal to 80% of the then current market value of the Resulting Issuers shares.
(2) Assuming the Concurrent Financing price is $0.40 per share.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

Stock Option Plan

On August 21, 2002, the Exchange (the "Exchange") published its revised Corporate Finance Manual. Under the Exchange's Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Company currently has no stock option plan and has previously granted stock options on an individual basis. Prior to the Meeting date, the directors of the Company will, subject to Member and regulatory approval, consider and approve a stock option plan. The Plan shall consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. In particular, the Plan will provide for options to vest in such manner as may be determined by the Plan Administrator, or in the absence of such body, the Board of Directors. The minimum exercise price of any options issued under the Plan will be equal to the closing price of the Company's shares on the Exchange at the time of grant, less such discount as is allow under Exchange policies. Options granted under the Plan will expire 90 days after an optionee ceases to be involved with the Company, with the exception that options granted to persons engaged in investor relations services will expire 30 days after such persons cease to be so engaged.

A copy of the Plan is available for review at the offices of the Company at Suite 604 - 750 West Pender Street, Vancouver, BC, V6C 2T7 or at Lang Michener, at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6E 4N7 during normal business hours up to and including the date of the Meeting.

The Company is asking Members to approve the following resolutions:

"Resolved that, subject to regulatory approval:
1.   the Company's stock option plan (the "Plan") be and it is hereby adopted and approved;
2.   the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;
3.   the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and
4.   the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

ESCROWED SECURITIES

Escrowed Securities

Upon the Closing of the Qualifying Transaction, a total of 8,647,000 Common Shares will be held in escrow under the policies of Exchange, which will then represent approximately 52.0% of the 16,627,500 issued and outstanding common shares of the Resulting Issuer based on a minimum offering, approximately 49.1% of the 17,627,500 issued and outstanding Common Shares of the Resulting Issuer based on a maximum offering, approximately 45.8% of the 18,890,250 fully diluted issued capital based on a minimum offering, and approximately and 42.9% of the 20,140,250 fully diluted issued capital based on a maximum offering of the Resulting Issuer.

Discount Seed Share Escrow Agreement

Escrow Conditions

All shares of the Resulting Issuer held by directors, officers and principal shareholders of the Resulting Issuer will be held in escrow pursuant to an escrow agreement (the "Escrow Agreement") to be dated as of the closing of the Proposed Qualifying Transaction, among the Company, the Trustee and such parties. A further 2,250,000 Common Shares of the Company are currently held in escrow by Pacific Corporate Trust Company pursuant to a discount seed share escrow agreement dated March 16, 2000 (the "Discount Escrow Agreement"). Under the terms of both the Escrow Agreement and the Discount Escrow Agreement, the shares may be voted by the holder prior to being released from escrow, may be transferred within escrow with the approval of the Exchange and are to be released from escrow on the basis of a timed release, as to 10% following issuance of the Final Exchange Notice, and as to 15% at the end of each of the six-month periods thereafter.

The following table sets out the holders of the escrowed shares, both before and after giving effect to the Qualifying Transaction.

ESCROWED SECURITIES

Name and Municipality of Residence of Securityholder	Designation of class	Prior to Giving Effect to the Transaction		After Giving Effect to the Transaction		
		Number of securities held in escrow	Percentage of class	Number of securities to be held in escrow	Percentage of class based on a Minimum Offering	Percentage of class based on a Maximum Offering
Starcom Technologies Inc., Vermillion Bay, ON(1)	Class A	Nil	N/A	5,537,000(2)	33.3%	31.4%
Patrick Burke, Fernie B.C.	Class A	Nil	N/A	1,343,750(2)	8.1%	7.6%
Brad Kitchen, Vancouver, B.C.	Class A	Nil	N/A	1,203,750(3)	7.2%	6.8%
Kevin R. Hanson, West Vancouver, B.C.	Class A	675,000	16.52%	168,750	1.0%	1.0%
Alan Crawford, Vancouver, B.C.	Class A	450,000	11.01%	112,500	0.7%	0.6%
Greg Burnett, Vancouver, B.C.	Class A	450,000	11.01%	112,500	0.7%	0.6%
Terry Amisano, Vancouver, B.C.	Class A	675,000	16.52%	168,750	1.0%	1.0%
Total:		2,250,000	55.06%	8,647,000	52.0%	49.1%

Notes:
(1) Starcom Technologies Inc. operates as a trust set up primarily for the children of one of the co-founders. Rhonda Burke, the spouse of the co-founder, is the sole director and officer of that company and a director of Cyberhand.
(2) Includes 843,750 Discount Seed shares to be acquired concurrent with Closing from Kevin Hanson, Alan Crawford, Greg Burnett and Terry Amisano for $0.10 per share.
(3) Includes 843,750 Discount Seed Shares and 360,000 Finder's Fee Shares.

The seed share resale restrictions set forth in Exchange Policy 5.4 may apply to certain non-principal shareholders.

The escrow agent for the escrow shares will be Pacific Corporate Trust Company (the "Escrow Agent"), of 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8. As a Tier 2 Issuer on the Exchange, the Resulting Issuer and the beneficial shareholders will be required to enter into a Form 5D Escrow Agreement as prescribed by Exchange Policy 5.4 with the Escrow Agent.

AUDITOR(S), TRANSFER AGENT(S) AND REGISTRAR(S)

Auditor(s), Transfer Agent(s) and Registrar(s)

Auditor

The auditor of the Resulting Issuer will be Morgan & Company, Chartered Accountants, of PO Box 10007, Pacific Centre, Suite 1488 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.

Transfer Agent and Registrar

The registrar and transfer agent of the Common Shares of the Resulting Issuer will be Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

<u>OTHER MATERIAL FACTS</u>

Other Material Facts

There are no material facts about the Company, Cyberhand, the Resulting Issuer or the Qualifying Transaction which are not otherwise disclosed in this Information Circular with the exception of the following:

Name Change

In connection with the Qualifying Transaction, the company proposes, subject to Completion of the Qualifying Transaction, and subject to shareholder and regulatory approval, to change its name from BROCKTON CAPITAL CORP. to BROCKTON TECHNOLOGIES CORP.

The Company therefore would propose to submit to the shareholders the following special resolution:

> "Resolved as A SPECIAL RESOLUTION THAT:
>
> 1. The memorandum of the Company be amended to change the name of the Company from "BROCKTON CAPITAL CORP." to "BROCKTON TECHNOLOGIES CORP." or such other name as may be approved by the directors of the Company and as may be acceptable to the regulatory authorities having jurisdiction;
>
> 2. The directors and officers of the Company be and they are hereby authorized to take such steps as may be necessary or advisable to give effect to the name change, including the filing of a special resolution altering the memorandum of the Company with the Registrar of Companies under the *Company Act* (British Columbia).

<u>BOARD APPROVAL</u>

Board Approval

The board of directors of the Company has approved the delivery of this Information Circular to its shareholders.

CERTIFICATE OF BROCKTON CAPITAL CORP.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Brockton Capital Corp., assuming Completion of the Qualifying Transaction.

the foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: October 2, 2003

"Kevin R. Hanson"   *"Brian Hanson"*
Kevin R. Hanson   Brian Hanson
Chief Executive Officer   Chief Financial Officer

"Terry Amisano"   *"Brad Kitchen"*
Terry Amisano   Brad Kitchen
Director   Director

CERTIFICATE OF CYBERHAND TECHNOLOGIES INC.

The foregoing as it relates to Cyberhand Technologies Inc. constitutes full, true and plain disclosure of all material facts relating to Cyberhand Technologies Inc.

DATED: October 2, 2003

"Patrick Burke"

Patrick Burke
Chief Executive Officer

"Rhonda Burke"

Rhonda Burke
Secretary, Treasurer & Director

SCHEDULE "A"

Financial Statements
Brockton Capital Corp.
April 30, 2003 and July 31, 2003

BROCKTON CAPITAL CORP.
Suite 604 – 750 West Pender Street
Vancouver, BC V6C 2T7

**ADJOURNED
ANNUAL AND EXTRAORDINARY GENERAL
MEETING OF MEMBERS**

TO BE HELD ON DECEMBER 12, 2003

**AMENDED AND RESTATED
INFORMATION CIRCULAR**

Dated as at November 28, 2003

Neither the TSX Venture Exchange (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the Qualifying Transaction described in the information circular..

TABLE OF CONTENTS

GLOSSARY

Except as otherwise defined in this Information Circular, the following terms shall have the accompanying meanings. Care must be taken to read each term in the context of the particular section of the Information Circular in which such term is used.

Affiliate
As defined in the *Company Act* (British Columbia); one corporation is affiliated with another corporation if one of them is the subsidiary of the other, or both are subsidiaries of the same corporation, or each of them is controlled by the same person.

Agent
Refers to Kingsdale Capital Markets Inc. conjunction with its affiliate Kingsdale Capital Western Canada Inc. in their capacity as selling agent for the Concurrent Financing.

Agent's Warrants
Refers to warrants to be granted to the Agent representing 15% of the Concurrent Financing Shares placed by the Agent and the Agent's selling group. No Agent's Warrants will be issued for Concurrent Financing Shares acquired by subscribers introduced by the Company. The Agent's Warrants will each be exercisable into one common share of the Resulting Issuer at the offering price of the Concurrent Financing during the first year following the close of the Concurrent Financing, and during the second year, at a price equal to 1.15 times the offering price of the Concurrent Financing.

BC Act
Refers to the *Securities Act* (British Columbia), R.S.B.C. 1996, c.418, as amended.

Brockton or the Company
Brockton Capital Corp.

CPC or Capital Pool Company
Capital Pool Company listed on the Exchange which started trading without any operating business. The nature of a CPC's business is to find and acquire a promising early stage venture.

Closing
The Closing of the Qualifying Transaction which shall take place at the offices of Lang Michener, Barristers & Solicitors, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6C 4N7, on the Closing Date.

Closing Date
The date of Closing, expected to be December 19, 2003 or such other date as may be agreed upon by the Company and Cyberhand.

Commission
Refers to the British Columbia Securities Commission.

Common Share
A Common Share in the capital stock of the Company.

Company Act
The British Columbia *Company Act*, R.S.B.C. 1996, c.62.

Company Options
Refers to the options to purchase up to 302,500 shares of the Company at $0.15 per share expiring on August 28, 2006 and the options to purchase up to 105,000 shares of the Company at $0.40 per share expiring on February 19, 2008, subject to regulatory approval, held by the Directors of the Company.

Completion of the Qualifying Transaction Means the date the Final Exchange Bulletin is issued by the Exchange.

Concurrent Financing
Refers to the offering by Cyberhand by way of an Offering Memorandum of a minimum of 4,000,000 to a maximum of 5,000,000 common shares of Cyberhand, at a price of approximately $0.40 per common share, raising gross proceeds of a minimum of $1.6 million and a maximum of $2.0 million.

Concurrent Financing Shares
Refers to up to 5,000,000 common shares of the Company in exchange for the up to 5,000,000 shares issued by way of the Concurrent Financing.

Cyberhand
Cyberhand Technologies Inc.

Cyberhand Shares
Refers to the 8,130,000 issued and outstanding shares of Cyberhand as at the date hereof, to be acquired by the Company.

Discount Seed Shares
Refers to the 2,250,000 common shares of Brockton which were issued at a price less than the price at which the shares were offered to the public on the initial public offering of Brockton.

Exchange
TSX Venture Exchange Inc.

Final Exchange Bulletin
Means the Exchange Bulletin which is issued following closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Qualifying Transaction.

Finders' Fee Shares
Refers to the 410,000 common shares of the Resulting Issuer to be issued to Charles Stone and Brad Kitchen at the closing of the Proposed Qualifying Transaction at a price of $0.25 per share, which was the price that the Brockton Shares were trading at the time the stock was halted pending announcement of the Proposed Qualifying Transaction.

Form of Proxy
The form of proxy accompanying this Information Circular.

Insider
If used in relation to an Issuer, means:
    (a)   a director or senior officer of the Issuer;
    (b)   a director or senior officer of Brockton that is an Insider or subsidiary of the Issuer;
    (c)   a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Issuer; or

	(d) the Issuer itself holds any of its own securities.
Letter of Intent	Refers to agreement entered into between Brockton and Cyberhand dated September 4, 2002 as the same may be amended from time to time by agreement between the parties.
Information Circular	This Information Circular dated November 28, 2003 as mailed to the Members of the Company on or about December 1, 2003.
Majority of the Minority Approval	Means the approval of the Qualifying Transaction by the majority of the votes cast by shareholders, other than:
	(a) Non Arm's Length Parties to the CPC;
	(b) Non Arm's Length Parties to the Qualifying Transaction; and
	(c) in the case of a Related Party Transaction:
	(i) if the CPC holds its own shares, the CPC; and
	(ii) a Person acting jointly or in concert with a Person referred to in paragraph (a) or (b) in respect of the transaction at a properly constituted meeting of the common shareholders of the CPC.
Meeting	The Annual and Extraordinary General Meeting of the Members of the Company to be held on October 28, 2003, and any adjournment thereof.
Members	The holders of Common Shares of the Company on the Record Date.
Non Arm's Length Party	Means in relation to a Company, a promoter, officer, director or other Insider or Control Person of that Company (including an Issuer) and any Associates or Affiliates of any such Persons. In relation to an individual, means any Associate of the individual or any Company of which the individual is a promoter, officer, director, Insider or Control Person.
Non Arm's Length Parties to the Qualifying Transaction	Means the Vendor(s), any Target Company(ies) and includes, in relation to Significant Assets or Target Company(ies), the Non Arm's Length Parties of the Vendor(s), the Non Arm's Length Parties of any Target Company(ies) and all other parties to associated with the Qualifying Transaction and Associates or Affiliates of all such other parties.
Notice of Meeting	The Notice of Annual and Extraordinary General Meeting of the Members of the Company dated September 26, 2003 and accompanying this Information Circular.
Offering	Refers to a minimum of 4,000,000 and a maximum of 5,000,000 common shares of Cyberhand at a price of approximately $0.40 per share, to raise gross proceeds of a minimum of $1.6 million and a maximum of $2 million.
Person	Means a Company or individual.
Pocketop	Pocketop Computer Corporation.
Policy 2.4	Refers to the Exchange policy entitled "Capital Pool Companies" and related rules and blanket orders of the Commission, as amended.
Policy 5.2	Refers to the Exchange policy entitled "Change of Business/Reverse Takeovers" and related rules and blanket orders of the Commission, as amended.
Proposed Qualifying Transaction	Refers to transaction pursuant to which Brockton will acquire all of the common shares of Cyberhand from the Cyberhand Shareholders in exchange for the common shares in Brockton pursuant to the agreement and in accordance with the Share Exchange Agreement, such acquisition intended to constitute the Qualifying Transaction of Brockton scheduled to close in conjunction with the Concurrent Financing.
Proxy	A Form of Proxy which has been completed, dated, signed and delivered by or on behalf of a Member to Pacific Corporate Trust Company.
Qualifying Transaction	The acquisition of all of the issued and outstanding shares of Cyberhand pursuant to Policy No. 2.4.
Record Date	The date determined by the Company for determining the Members entitled to vote at the Meeting, being September 26, 2003.
Reverse Takeover	Has the meaning ascribed thereto in Policy 5.2 of the Exchange.
Registrar and Transfer Agent	Pacific Corporate Trust Company, of 10th Floor , 625 Howe Street, Vancouver, British Columbia, V6C 3B8.
Related Parties	Any senior officer, director, promoter or 10% or greater holder of voting shares of the Company or of Cyberhand.
Resulting Issuer	The Company immediately following the closing of the Qualifying Transaction, to be renamed Brockton Technologies Corp.
Share Purchase Agreement	The August 28, 2003 agreement among the Company and Cyberhand respecting the acquisition of all of the shares in the capital of Cyberhand by the Company.
Significant Assets	Means one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the Exchange.

Sponsor	Refers to Kingsdale Capital Markets Inc. in its capacity as Sponsor to Brockton in connection with the Qualifying Transaction.
Sponsorship Agreement	Refers to the agreement to be entered into between the Sponsor and Brockton whereby the Sponsor has agreed to sponsor Brockton with respect to the Reverse Takeover and Qualifying Transaction of Brockton pursuant to Policy 5.2.
Target Company	Means a Company to be acquired by the CPC as its Significant Asset pursuant to a Qualifying Transaction.
Trustee	Refers to Pacific Corporate Trust Company as trustee for and on behalf of the escrow holders.
Vendors	Means one or all of the beneficial owners of the Significant Assets (other than the Target Company(ies)).

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular include the plural and vice versa where the context so requires.

SUMMARY OF INFORMATION CIRCULAR

The following is a summary of certain information relating to Brockton, Cyberhand and the Resulting Issuer (assuming completion of the transaction) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular.

The Meeting AS ADJOURNED
Time, Date and Place of Meeting as Adjourned

The Meeting was initially convened on October 28, 2003 in the Boardroom of Lang Michener, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, commencing at 11:00 a.m. Vancouver time. At that time resolutions respecting the election of directors and the appointment and remuneration of the auditors were passed. The Meeting was then adjourned to December 12, 2003 to consider matters relating to the Qualifying Transaction.

Purpose of the Meeting as Adjourned

The Members will be asked to pass an ordinary resolution approving the proposed Qualifying Transaction, adopt a share option plan and pass a special resolution approving the change of name of the Company.

Persons Entitled to Attend and Vote at the Meeting as Adjourned

The Members of record on the Record Date will be entitled to vote at the Meeting as adjourned.

Conditions to Completion of the Proposed Qualifying Transaction

The completion of the Proposed Qualifying Transaction is subject to a number of conditions. Among other things, the Proposed Qualifying Transaction is subject to approval by the Brockton Members, completion of the Concurrent Financing, either in conjunction with or immediately after the closing of the Proposed Qualifying Transaction, and is further subject to approval by the Exchange. There can be no assurance that the transaction will be completed as proposed or at all.

Recommendations of the Directors

The Directors of Brockton, having considered all factors they have deemed necessary to be considered, have concluded that the entering into of the Proposed Qualifying Transaction is appropriate and favourable for Brockton Members and recommend approval of its terms.

Change of Name

Subject to the approval of the Proposed Qualifying Transaction by the Members of Brockton, the Brockton Members will be asked to approve, with or without variation, a special resolution to change Brockton's name to "Brockton Technologies Corp." or such other name as proposed by the directors and as may be acceptable to the Registrar and the Exchange, and the amendment of Brockton's Memorandum accordingly so as to more accurately reflect the business focus of Brockton following completion of the Proposed Qualifying transaction; provided that if the Proposed Qualifying Transaction does not close, the special resolution being requested of Brockton's Members shall also authorize Brockton's directors, in their discretion, to refrain from proceeding to implement such name change.

Adoption of Stock Option Plan

Under recently revised policies of the Exchange, all listed companies are required to adopt a stock option plan governing the granting of stock options. Subject to approval of the Members, the Company proposes to adopt a stock option plan allowing the Company from time to time to grant stock options entitling the holders thereof to acquire common shares of the Company then equal to 10% of the issued and outstanding share capital of the Company. The existing 407,500 options of the Company will be deemed to be subject to and governed by the Plan.

The proposed Qualifying Transaction

On August 28, 2003, the Company entered into the Share Purchase Agreement with Cyberhand whereby the Company has agreed to acquire all of the 8,130,000 issued and outstanding shares in the capital of Cyberhand as at the date of the Share Purchase Agreement (the "Cyberhand Shares"). In consideration for the purchase of the Cyberhand Shares, the Company will pay CDN$1.626 million by the issue of 8,130,000 Common Shares of the Company with a deemed value of CDN$0.20 per share to Cyberhand shareholders and up to an additional 5,000,000 shares in exchange for the Concurrent Financing Shares (the "Concurrent Financing Shares").

Cyberhand Technologies Inc. is a company that develops new technologies specific to consumer electronics. Cyberhand is in the business of designing, manufacturing, marketing, selling, distribution and servicing ergonomically designed and more responsive computer hardware components. These products are primarily:
- Game and Digital Controllers;
- Wireless Keyboards For Personal Digital Assistants ("PDAs")
- Sophisticated Pointer or Mouse Product line; and
- Related peripherals such as Keyboards, Cameras and Scanners.

On closing of the Qualifying Transaction the Company will change its name to Brockton Technologies Corp. or such other name as the directors may determine and Cyberhand will become a wholly-owned subsidiary of the Company. The shareholders of Cyberhand will become shareholders of Brockton. The Agreement contemplates that the Resulting Issuer's Board of Directors on the closing of the Qualifying Transaction will consist of Kevin R. Hanson, Patrick Burke, Brad Kitchen and Rhonda Burke.

The Completion of the Qualifying Transaction is subject to a number of conditions. Among other things, the Qualifying Transaction is subject to approval by a majority of the minority of the Company's Members, to acceptance for filing by the Exchange and completion of the Minimum Offering.

Insider Interest

Brad Kitchen, a director of the Company, together with one other individual is entitled, subject to regulatory approval to share a finder's fee in connection with the Qualifying Transaction totalling 410,000 common shares of the Resulting Issuer. Mr. Kitchen also provides fiscal advisory services to Cyberhand pursuant to an agreement dated August 1, 2002 which agreement provides for compensation equal to 5% of the net funds received by Cyberhand during the course of the agreement including the net proceeds from the Concurrent Financing. The agreement contemplates certain periodic payments, to date totalling $75,000 of which approximately $40,000 has been paid and the balance accrued, with any amount remaining due as at the Closing being calculated and paid at that time. This agreement terminates as of the Closing. Further, concurrent with the Closing of the Qualifying Transaction and conditional upon such Closing, the current holders of the Discount Seed Shares, being certain directors and officers of the Company, have agreed to sell 75% of such shares to certain of the principal shareholders or officers of Cyberhand, including Brad Kitchen at a price of $0.10 per share.

Upon completion of the Proposed Qualifying Transaction and the Concurrent Financing, the total number of shares held by Insiders will be 8,253,250 Common Shares (comprised of 6,037,000 Cyberhand Shares, 360,000 of the Finders' Fee Shares and 1,856,250 Discount Seed Shares which will constitute approximately 46.8% of Brockton's issued and outstanding shares, assuming completion of the maximum offering of the Concurrent Financing. The Brockton Shares issued to certain Cyberhand shareholders will be subject to escrow restrictions pursuant to the terms of an escrow agreement to be entered into between Brockton, the Trustee and certain Cyberhand shareholders in the form prescribed by the Exchange. These shares will be released from escrow based upon the passage of time in accordance with the policies of the Exchange as to 10% following issuance of the Final Exchange Notice, and as to 15% at the end of each of the six six-month periods thereafter. The Discount Seed Shares being purchased by Patrick Burke and Brad Kitchen pursuant to the transfer within escrow will remain subject to the terms of the Escrow Agreement dated as of March 16, 2000. See "Information Concerning the Resulting Issuer – Escrowed Securities".

Upon completion of the Offering and Closing of the Qualifying Transaction, the percentage of Common Shares then outstanding beneficially owned by directors, senior officers, promoters, insiders and the Agent, as a group, will be 46.8% or 8,253,250 Common Shares, and the percentage owned by the public will be 53.2% or 9,374,250 Common Shares, assuming maximum placement of the Concurrent Financing.

Arms Length Qualifying Transaction

At the time of the Letter of Intent, September 4, 2002, the Qualifying Transaction was not a Non-Arms Length Transaction (as that term is defined in the policies of the Exchange). On February 19, 2003, Brad Kitchen was appointed a director of the Company. Mr. Kitchen is currently a corporate finance consultant to Cyberhand and will receive 360,000 Finder's Fee Shares for his work on co-ordinating the Qualifying Transaction. In addition Mr. Kitchen has 105,000 options in the Company, subject to regulatory approval.

Concurrent Financing and Available Proceeds

As a condition to the closing of the Proposed Qualifying Transaction, Cyberhand will offer by way of an Offering Memorandum in each of the Provinces of British Columbia, Ontario and Alberta, a minimum of 4,000,000 and a maximum of 5,000,000 common shares of Cyberhand at a price of approximately $0.40 per share, to raise gross proceeds of a minimum of $1.6 million and a maximum of $2.0 million. The Agent has agreed to act as agent with respect to the Concurrent Financing on a commercially reasonable best efforts basis. In exchange for acting as an agent in connection with the Concurrent Financing, the Agent will receive the Agent's Warrants representing 15% of the Concurrent Financing Shares placed by the Agent, a cash commission of 10% of the gross proceeds of the Concurrent Financing or 4% of the gross subscription proceeds from the sale of the Common Shares sold to those subscribers whose name was provided by the Company to the Agent, and repayment of out of pocket expenses, approved in advance by the Company.

Assuming the minimum Concurrent Financing, it is anticipated that the Resulting Issuer would have approximately $1,276,000 of funds available to it ($1,636,000 assuming the maximum Concurrent Financing). This includes the Concurrent Financing less the maximum commission to the Agent of 10%, Brockton's working capital of approximately $210,000 (unaudited) at October 31, 2003 and Cyberhand's working capital deficiency of approximately $374,000 (unaudited) at October 31, 2003. The Resulting Issuer will use the funds available to it to further the commercialization and development of Cyberhand's products as well as for marketing and general working capital purposes. See "Information Concerning the Resulting Issuer – Principal Purposes of Funds".

	Minimum Offering(1)	Maximum Offering(1)
Expenses to Complete the Proposed Qualifying Transaction	$90,000	$90,000
Business Development costs of Cyberhand, the component parts of which are(3);		
• Marketing & Sales	250,000	320,000
• Technical Sales Support, implementation and Customer Support	85,000	115,000
• Research and Development, and General Product Development	90,000	120,000
• Production and Manufacturing	125,000	265,000
• Repayment of Loan Obligations	380,000	380,000
• General and Administrative expenses for 12 months	156,000(2)	196,000(2)
• General corporate working capital	100,000	150,000
Total:	$1,276,000	$1,636,000

Notes:

(1) Represents the maximum commission of 10% which assumes all Common Shares are sold by the Agent without assistance from the Company.

(2) Includes approximately $50,000 for accrued salary to be paid to Brad Kitchen, a director of the Company, by Cyberhand.

(3) See "Information Concerning the Resulting Issuer - Milestones".

Net Proceeds from the Offering

The following chart sets out calculations of minimum and maximum net proceeds of the Offering after commissions but before deducting expenses estimated at $90,000:

The Offering		Price to Subscriber(1)	Agent's Commissions	Net Proceeds(3)
Per Common Share	1 Common Share	$0.40	$0.04(2)	$0.36
Total Offering – Minimum Subscription	4,000,000	$1,600,000	$160,000	$1,440,000
Total Offering – Maximum Subscription	5,000,00	$2,000,000	$200,000	$1,800,000

Notes:

(1) The offering price of the Common Shares was determined by negotiations between the Company and the Agent.

(2) Represents the maximum commission of 10% which assumes all Common Shares are sold by the Agent without assistance from the Company.

(3) Before deducting the costs of the Offering estimated to be $90,000.

Selected proforma consolidated financial information

The following unaudited financial information is taken from the Brockton Capital Corp. financial statements for the year ended April 30, 2003 (audited) and the Cyberhand Technologies Inc. financial statements (audited) for the six month period ended June 30, 2003 (unaudited).

Pro-Forma Consolidated Balance Sheet	Maximum Offering(1)
Current Assets	$ 1,842,175
Total Assets	$ 2,051,704
Current Liabilities	$ 164,776
Total Liabilities	$ 164,776
Shareholders' Equity	$ 1,886,928
Net Working Capital	$ 1,677,399

Notes:

(1) Assumes that the Concurrent Financing is 100% placed by the Agent resulting in payment of a 10% cash commission ($160,000 in the case of the minimum offering; $200,000 in the case of the maximum offering) and expenses to complete the Proposed Qualifying Transaction are $90,000.

Exchange Listing and Share Price

The shares of Brockton are currently listed on the Exchange under the trading symbol BKC.P. The shares were halted on September 4, 2002, as a result of the Letter of Intent with Cyberhand. At the time that the shares were halted the shares of the Company were trading at $0.25 per share. Trading of the shares resumed on May 1, 2003 and were halted on August 28, 2003 as a result of Brockton not having completed its Qualifying Transaction within 24 months from its original listing on the Exchange. The shares last traded at $0.30 per share.

Conflicts of Interest

Brad Kitchen, a director of the Company, will also be a principal shareholder of the Resulting Issuer and acts as a consultant to Cyberhand pursuant to a fiscal advisory agreement dated August 1, 2002. Mr. Kitchen is also entitled to share in a finder's fee totalling 360,000 common shares of the Resulting Issuer.

Sponsorship

The Sponsor has agreed to serve as Brockton's sponsor, in consideration of which Brockton will pay to the Sponsor a sponsorship fee of $22,500 plus applicable GST, of which $20,000 plus GST has been advanced to the Sponsor, and to reimburse the Sponsor for any out of pocket expenses incurred. The Sponsor has also been engaged by Cyberhand to act as Agent in respect of the Concurrent Financing. See "Financing - Concurrent Financing".

Risk Factors

The business of Cyberhand is subject to a number of risks, including the following:

- Cyberhand and the Resulting Issuer may need to raise additional funds by way of equity financings and/or commercial credit facilities in order to finance working capital requirements;

- Cyberhand is in start-up phase and has limited operating history;

- Cyberhand will face competition from well established competitors with access to significant resources;

- Cyberhand's success is dependent upon its ability to assemble distribution alliances, which are not currently developed;

- The success of Cyberhand depends in part on the services of certain key management personnel. Cyberhand or the Resulting Issuer may be unable to retain the services of these individuals;

- Cyberhand my not be able to protect all of its existing intellectual property, including patents, copyrights or other rights. Cyberhand cannot provide assurances that its intellectual property registrations or other existing intellectual property rights will not be successfully challenged by others or invalidated or infringe on the intellectual property rights of others;

- There can be no assurance that Cyberhand will be able to commercialize any of its products or technology it is proposing to develop;

- Cyberhand may not be able to obtain regulatory approvals;

- Cyberhand's target markets may not accept its proposed products and technologies;

- Cyberhand's business is dependent on and subject to various industry conditions, including capital requirements, market acceptance and technical advances; and

- Cyberhand anticipates losses for at least the next 12 month period and increased operating costs over the next several years.

See section entitled "General Proxy Information – Risk Factors" for further information.

GENERAL PROXY INFORMATION

Management Solicitation

This Information Circular is furnished to the members of the Company ("Members") by the Board of Directors of Brockton Capital Corp. (the "Company") in connection with the solicitation by the Board of Directors of proxies to be voted at the Meeting of the Members as adjourned to be held on December 12, 2003 at 11:00 a.m. (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Members, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

This Information Circular and the accompanying Proxy Form are being delivered to Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about December 1, 2003 to all registered Members as of the close of business on September 26, 2003 (the "Record Date").

Voting and Revocability of Proxy

Registered holders of Common Shares are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting. In order to be approved at the Meeting, ordinary resolutions presented must be passed by a simple majority of the votes cast in person or by proxy at the Meeting, while special resolutions must be passed by a majority of not less than ¾ of the votes cast in person or by proxy at the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed form of proxy were designated by the directors of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.**

In order to be voted, the completed form of proxy must be received by Pacific Corporate Trust Company or the office of the Company by mail or by fax, at any time up to and including 11:00 a.m. on December 10, 2003, Vancouver time or with the Chairman of the Meeting on the day of the Meeting prior to 11:00 a.m. on December 12, 2003, Vancouver time.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by an duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Member or joint Members or by an officer or attorney-in-fact for a corporate Member, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Member who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing (a) executed by that Member or by that Member's attorney-in-fact authorized in writing or, where that Member is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either (i) to the Company at Suite 604 - 750 West Pender Street, Vancouver, BC, V6C 2T7 (Attention: Kevin R. Hanson) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or in any other manner provided by law. Also, a proxy will automatically be revoked by either (i) attendance at the Meeting and participation in a poll (ballot) by a Member or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

WITHOUT LIMITING THE GENERALITY OF THE FOREGOING A PROXY IN THE FORM ENCLOSED MAY BE USED TO EFFECTIVELY ALTER ANY VOTING INSTRUCTIONS GIVEN BY WAY OF PROXY IN CONNECTION WITH THE MEETING AS INITIALLY CALLED. IF YOU WISH TO CHANGE THE WAY YOU INITIALLY VOTED BY PROXY ON THE MATTERS DETAILED IN THE FORM OF PROXY ATTACHED YOU MAY COMPLETE SUCH PROXY WITH YOUR NEW VOTING INSTRUCTIONS AND DELIVER IT AS PROVIDED FOR HEREIN. IF HOWEVER YOU PREVIOUSLY DEPOSITED A PROXY AND HAVE NO DESIRE TO ALTER YOUR VOTING INSTRUCTIONS THERE IS NO NEED TO DEPOSIT A NEW PROXY. YOUR PROXY AS DEPOSITED IN CONNECTION WITH THE MEETING AS INITIALLY CALLED WILL CONTINUE TO BE VALID AT THE MEETING AS ADJOURNED.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Members of the Company, as a substantial number of Members do not hold shares in their own name. Members who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Members whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those common shares will not be registered in the Member's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Member's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Members by the Company. However, its purpose is limited to instructing the registered Member (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and request Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Member and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Member should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Brockton is authorized to issue 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 preferred shares without par value. As of September 26, 2003, Brockton had outstanding 4,087,500 common shares and no preferred shares. Persons who on September 26, 2003 are recorded on our share register as holders of our common shares can vote at the Meeting. Each common share has the right to one vote.

To the knowledge of Brockton's directors and officers, the only persons or corporations who, as at September 26, 2003, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Brockton are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
Kevin R. Hanson, West Vancouver, B.C.	675,000 Class A	16.52%
Alan Crawford, Vancouver, B.C.	450,000 Class A	11.01%
Greg Burnett, Vancouver, B.C.	450,000 Class A	11.01%
Terry Amisano, Vancouver, B.C.	675,000 Class A	16.52%

The above information was supplied by Pacific Corporate Trust Company, Brockton's registrar and transfer agent, and by the directors.

ANNUAL GENERAL MEETING BUSINESS

The matters under this heading were dealt with at the Meeting as initially convened on October 28, 2003 and are set out herein as a matter of record only.

Receipt of Directors' Report and Financial Statements

The Directors' Report and the audited financial statements of Brockton for the year ended April 30, 2003, together with the auditors' report thereon will be presented at the Meeting.

Election of Directors

Members will be asked at the Meeting to pass an ordinary resolution to set the number of Directors of Brockton at three (3). Management of Brockton proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as listed in the table below.

Brockton's Board of Directors proposes to nominate the persons named in the table below for election as Directors of Brockton. Each Director elected will hold office until the next annual general meeting of Brockton or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of Brockton or the BCCA or he or she becomes disqualified to act as a Director. It is also intended that Kevin Hanson and Brad Kitchen along with Patrick Burke and Rhonda Burke will constitute the initial board of directors of the Resulting Issuer.

The following table sets out the names of management's nominees for election as Directors, the country in which each is ordinarily resident, all offices of Brockton now held by each of them, their principal occupations, the period of time during which each has been a Director of Brockton, and the number of Common Shares beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular and as of the Closing.

Name, Country of Residence and Office with Brockton (1)	Principal Occupation or Employment for Last Five Years(1)	Period from which Nominee Has Been Director	Brockton Shares Owned as of the date of this Information Circular	Shares to be Owned as of Closing of the Qualifying Transaction(2)
KEVIN R. HANSON* North Vancouver, BC President, CEO & Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	675,000	168,750
TERRY AMISANO* Burnaby, BC Director	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	675,000	168,750
BRAD KITCHEN Vancouver, BC Director	Corporate Finance Consultant, Structured Finance Specialist Founder and President of PBK Financial Engineering, a corporate finance consulting company; VP Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank and financial services company; Partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate; CFO of Protocal Holdings Inc., a real estate investment trust start-up; VP Structured Finance at TD Securities Inc. and VP and Director of Structured Finance at CIBC Wood Gundy Inc., both international investment banks.	February 19, 2003	Nil	1,203,750(3)

*   Member of Audit Committee.

(1)   The information as to country of residence, principal occupation and shares beneficially owned or over which a Director exercises control or direction has been furnished by the respective Directors individually.

(2)   All of the securities are subject to an escrow.

(3)   Includes 843,750 Discount Seed Shares and 360,000 Finder's Fee Shares.

Advance notice of the Meeting was published in *The Vancouver Sun* newspaper on September 10, 2003 pursuant to section 111 of the BCCA.

Statement of Executive Compensation

The following table provides a summary of compensation paid by Brockton during the three most recently completed financial years to Kevin R. Hanson, the President and Chief Executive Officer of Brockton (the "Named Executive Officer").

Summary Compensation Table								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
Kevin R. Hanson President & CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 195,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

There were no long term incentive plans in place for the Named Executive Officer of Brockton during the most recently completed financial year.

Options/SARs Granted During the Most Recently Completed Financial Year

There were no options granted to the Named Executive Officer during Brockton's most recently completed financial year.

Aggregated Options/SARs Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no options exercised by the Named Executive Officer during the most recently completed financial year.
There were no options held by the Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for the Named Executive Officer during the most recently completed financial year.

Directors' Compensation

There were no options granted to Directors of Brockton during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

Brockton did not enter into any employment agreements during the most recently completed financial year.

Brockton has no plan or arrangement whereby the Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of Brockton or a subsidiary or a change in the Named Executive Officer's responsibilities following such a change of control.

Indebtedness of Directors and Senior Officers

Since the beginning of the most recently completed financial year, no current or former Director, executive officer or senior officer, and no proposed management nominee for election as a Director, of Brockton, or any associate thereof, is or has been indebted to Brockton or any of its subsidiaries.

Management Contracts

There are no management functions of Brockton thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company.

Interest of Insiders in Material Transactions

Save and except as disclosed in this Information Circular, since the beginning of the most recently completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect Brockton or any of its subsidiaries:

- any Director or senior officer of Brockton;

- any proposed nominee for election as a Director of Brockton;

- any Member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of Brockton; or

- any associate or affiliate of any of the foregoing persons.

-

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Morgan & Company, Chartered Accountants, as auditor of Brockton to hold office until the close of the next annual general meeting of Brockton. It is proposed that the remuneration to be paid to the auditor of Brockton by fixed by the Board of Directors. Morgan & Company were first appointed as Brockton's auditors on August 3, 2000. It is contemplated that the auditor of the Resulting Issuer will be Morgan & Company, Chartered Accountants.

Risk Factors

The following is a comprehensive but not exhaustive list of risk factors that a holder of securities would consider relevant and in approving the Qualifying Transaction would be material to a holder of the securities in the Resulting Issuer after giving effect to the Qualifying Transaction.

Industry and Market Acceptance and Possible Need for Additional Equity

In the development of any computer hardware components, industry and market acceptance is always a large obstacle to overcome. Cyberhand has recognized this fact and is devoting considerable effort to build the types of links with the industry that will help to assure market acceptance.

While feedback from the user community is expected during the last quarter of calendar 2003, there can be no assurance that Cyberhand's product will be accepted in the marketplace. Cyberhand's marketing strategy for its products and services business relies on its ability to market and sell through strategic alliances and to secure and nurture such alliances. Consequently, Cyberhand has limited control over the timing of market acceptance of its products and services.

Even if the product does meet with general acceptance, there is no assurance as to the possible revenues that will be generated, the rate at which the service will be deployed into the market, or that, in the future, Cyberhand will sustain revenue growth or become profitable on a quarterly or annual basis. In addition, should actual revenues be less than projected, or should Cyberhand experience cost overruns, Cyberhand may be required to raise additional equity capital to fund initial losses. The proceeds of the Offering will not be sufficient to fully implement Cyberhand's plans to commercialize the game controller and mouse products. There is no assurance that such capital will be available, or that the capital will be available at a reasonable price. To the extent such financing is not available, Cyberhand may not be able to, or may be delayed in being able to, further commercialize its products and services.

Limited Operating History and Assets

Cyberhand has a limited operating history and nominal assets. Although the principals have a combined business experience of over 50 years and have demonstrated prudent fiscal management in advancing the project, this can not be considered to be sufficient reason for the success of the business and Cyberhand's ability to generate revenue and profits.

Timeliness and Competition

Another major hurdle in successfully launching a new product in the computer hardware equipment industry is the timeliness of those items with respect to potential competitors. The computer equipment industry is dominated by well-established competitors with access to greater financial, management, software development and marketing resources than Cyberhand. There is no assurance that these companies will not attempt to develop and market competing services or products on their own.

Distribution Alliances

Cyberhand's success is dependent on its ability to assemble distribution alliances with the capability to market and sell Cyberhand's products.

Fluctuation in Operating Results

Cyberhand's operating results may fluctuate significantly depending on factors, including but not limited to Cyberhand's capacity to develop, introduce and market these new products, the rate of acceptance and deployment of these new products, the size and timing of orders received for the products of Cyberhand, Cyberhand's ability to develop, introduce and market new and enhanced versions of its computer equipment products on a timely basis, changes in operating expenses, changes in average selling prices, among others. As a result, revenues for any future quarter may not be predictable with any significant degree of accuracy.

Cyberhand's future expense levels will be based in part on expectations of future revenues. If Cyberhand's projected revenues do not materialize as expected, Cyberhand's operating results may fluctuate and/or differ from the expectations of investors. In such event, the price of the Resulting Issuer's common shares could be adversely affected.

Intellectual and Proprietary Rights of Cyberhand

With respect to its existing and future business, Cyberhand relies primarily on a combination of patents, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Cyberhand seeks to protect its technology, documentation and other written materials under patent trade secret and copyright laws, which afford only limited protection. Although Cyberhand believes that its products and technology do not infringe on proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

Under the terms of its OEM agreement with Pocketop, Cyberhand has been granted a license to use certain intellectual property held by Pocketop in connection with the rights granted to Cyberhand to act as a distributor of the Pocketop Wireless Keyboard. This intellectual property is the subject of a lawsuit brought by a former employee of Pocketop alleging wrongful dismissal and breach of employment agreement. Included in the claims of the former employee is an allegation that the intellectual property in question was assigned by the former employee to Pocketop conditional upon Pocketop fulfilling the terms of his employment contract. In its Statement of Defence, Pocketop takes the position that the assignment of the intellectual property rights was unconditional. This claim currently remains unresolved.

Cyberhand seeks to protect its brand names under trademark and unfair competition laws. Despite Cyberhand's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Cyberhand's products or to obtain and use information that Cyberhand regards as proprietary.

In addition, the laws of some foreign countries do not protect Cyberhand's proprietary rights to as great an extent as do the laws of the Canada or the United States. There can be no assurance that Cyberhand's means of protecting its proprietary rights will be adequate or that Cyberhand's competitors will not independently develop similar technology.

Dependence on Key Personnel

Cyberhand's future success depends to a significant extent on its senior management and other key employees. Cyberhand does not yet have key employee insurance. The loss of the services of any of these individuals or group of individuals could have a material adverse affect on Cyberhand's results of operations.

In addition Cyberhand will need to recruit additional personnel highly skilled in current technology development. There is a shortage of such personnel at the date of this Information Circular and such shortage may adversely impact on the growth of Cyberhand.

Integration of Additional Personnel

Cyberhand also believes that its future success will depend in part on its ability to attract and retain additional key employees. Competition for such personnel in the technology industry is intense and there can be no assurance that Cyberhand will be successful in attracting and retaining such personnel.

Cyberhand is expecting growth in employees as a result of the introduction of its new products. This growth will place substantial demands on Cyberhand. Cyberhand's ability to assimilate new personnel will be critical to Cyberhand's performance. Cyberhand will be required to recruit additional key management personnel, expand its direct sales and business development force, improve its operational and financial systems, expand its customer support functions and train, motivate and manage its employees. There can be no assurance that Cyberhand will be able to manage these changes successfully.

Technological Change

Cyberhand carries on business in an industry which may be subject to rapid technological change. Cyberhand maintains its competitive position in the marketplace by focussing on research and development. However, there is no assurance that changes in personal computer operating system technology and hardware technology will be anticipated by Cyberhand.

Absence of Dividends

The Resulting Issuer does not anticipate paying any cash dividends in the near future. Cyberhand currently intends to retain future earnings to finance operations and the expansion of its business. Any future determination to pay dividends will be at the discretion of the Resulting Issuer's board of directors and will depend upon Cyberhand's financial condition, operating results, working capital requirements and such other factors as the Resulting Issuer's board of directors deems relevant.

Disruption of Services

A disruption in service, whether due to internal technical or external factors, could result in customer dissatisfaction and loss of credibility.

Arbitrary Determination of the Price of the Concurrent Offering

The Share price for the Concurrent Offering was arbitrarily established by the Company, Cyberhand and the Agent.

Cyberhand May Not Become Profitable

There is no assurance as to the profitability, viability or sustainability of Cyberhand. There is no assurance that Cyberhand's business will ever become commercially viable. Cyberhand and/or the directors may be subject, with or without merit, to a variety of civil or other lawsuits in the normal course of business. Cyberhand knows of no such pending or actual lawsuit as of the date of this Information Circular.

Economic and Political Risk

The computer peripheral business may be sensitive to any general downturn in the overall economy or currencies of the countries in which the product is produced or marketed. Substantial adverse or ongoing economic, currency, government or political conditions in various world markets may have a negative impact on Cyberhand's ability to operate profitably. Furthermore, the markets for computer peripheral equipment are highly competitive.

Asset and Liability Insurance

Cyberhand does not carry insurance as at the date of this Information Circular. Cyberhand intends to purchase Errors, Omissions, Liabilities Insurance on Closing. However, there may be certain inherent risks in the computer peripheral business, some of which may not be able to be insured or which Cyberhand may elect not to insure or underinsure due to the cost of such insurance. Adverse effects from some such risks may result in Cyberhand being unable to carry on its business.

Future Operations and Need for Additional Funds

Cyberhand requires significant amounts of capital and financing to fund its planned business development program and initial operations. Certain non-anticipated events such as cost over-runs, unanticipated liabilities, lower than expected revenues or other factors may occur which require Cyberhand to obtain additional debt and/or equity over and above the amounts currently anticipated. As of the date of this Information Circular, no additional sources of debt or equity, other then the Concurrent Financing, have been identified by Cyberhand.

Certain uninsurable or uninsured events may also occur which can substantially reduce one or more of Cyberhand's ability to carry on business in a profitable manner, including events resulting from errors, negligence and natural or man-made disasters.

Conflicts of Interest

Certain directors and officers of the Company and Cyberhand are also involved in other projects in British Columbia and elsewhere, including other projects in the technology industry and may have a conflict of interest in allocating their time between the businesses of the Company and Cyberhand and other businesses or projects in which they may be, or become involved.

The Company and Cyberhand and their officers and directors, are required to exercise their powers and discharge their duties honestly and in good faith. The officers and directors of the Company and Cyberhand are not limited or affected in the ownership, acquisition and operation of businesses that compete directly or indirectly with the Company and Cyberhand.

Limited Products

Cyberhand has limited product offerings which are not yet producing revenue. Therefore, market acceptance of Cyberhand's products is critical to Cyberhand's future success. Factors such as performance, market positioning, the availability and price of competing products and the introductions of new technologies will affect the market acceptance of Cyberhand's products.

Product Development

Many products undergoing development never make it to production or commercial use. Furthermore, even if a product reaches production or commercial use stage, there is no guarantee that the product will be able to effectively compete or be sold profitably in the market place or whether the product can deliver any sustained revenues or profit. Frequently, delays, scope changes, and market needs are encountered while a product is under development that makes it economically unviable to complete the product development cycle. These reasons, and any number of other factors, can cause the entire expenditures of the product development to be of little or no value.

Changing Needs

Cyberhand's future success depends upon its ability to address the changing needs of customers and to transition to new technologies and industry standards. The introduction of competing products, embodying new technologies or the emergence of new industry standards could render its product offerings non-competitive, obsolete or unmarketable and seriously harm its market share, revenue and gross margin. Risks inherent in this transition include the inability to expand production capacity to meet demand for new products, the impact of customer demand for new products on products being replaced, and delays in the initial installation of product offerings. There can be no assurance that Cyberhand will successfully manage these transactions.

Product Defects

Cyberhand's products may contain undetected software or hardware errors when first introduced or when new versions are released. In addition, its products will be combined with products from other suppliers. As a result, should problems occur, it may be difficult to identify the source of the problem. These errors could result in a loss of or delay in market acceptance of its products and would increase its costs, reduce its revenue and cause significant customer relations problems.

INFORMATION CONCERNING THE ISSUER

Corporate Structure

Name and Incorporation

Brockton Capital Corp. was incorporated under the laws of the Province of British Columbia on February 8, 2000 and has its registered office at 1100 - 888 Dunsmuir Street, Vancouver, B.C., V6C 3H4, and its head office located at Suite 604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7.
The Company does not have any subsidiaries.

General Development of the Business

History

The Company is in the development stage and is classified as a Capital Pool Company as defined in the Exchange Policy 2.4.

The Company's continued operations as intended are dependent upon its ability to identify, evaluate and negotiate an acquisition of, a participation in or an investment of an interest in a Qualifying Transaction (as defined). The Company was required to complete its Qualifying Transaction (as defined) by February 27, 2003, which is 18 months from its listing on the TSX. As a result of the stage of proceeding with the Target Company, the Exchange has granted an extension to provide the Company with enough time to file the required documents to affect the Proposed Qualifying Transaction. The acquisition will be subject to shareholder and regulatory approval.

On September 4, 2002, the Company entered into a Letter of Intent with a Target Company, Cyberhand Technologies Inc. On August 28, 2003, the Share Purchase Agreement with Cyberhand Technologies was executed which superceded and replaced the Letter of Intent. See Summary of Information Circular - The Proposed Qualifying Transaction.

Financing

Concurrent Financing

The Company and Cyberhand have entered into an agency agreement dated September 1, 2003 (the "Agency Agreement") with the Agent. The Agent was appointed as Cyberhand's agent, on a commercially reasonable best efforts basis, to offer to qualified investors resident in British Columbia, Alberta and Ontario by way of an offering memorandum a maximum of 5,000,000 Cyberhand common shares and a minimum of 4,000,000 Cyberhand common shares (the "Concurrent Financing") at a price of approximately $0.40 per Common Share. A maximum of 5,000,000 Cyberhand common shares are authorized to be sold under the Agency Agreement for gross proceeds of $2.0 million. The Concurrent Financing is subject to the receipt of minimum subscriptions for 4,000,000 Cyberhand common shares resulting in gross proceeds of $1.6 million.

The Agent will receive a commission, payable in cash, equal to 10% of gross subscription proceeds realized from the sale of the Cyberhand common shares sold by the Agent, or 4% of the gross subscription proceeds realized from the sale of common shares sold to those subscribers whose name was provided by the Company or Cyberhand to the Agent.

In addition to the foregoing consideration, the Agency Agreement authorizes the issuance to the Agent of Agent's Warrants representing 15% of the Cyberhand common shares placed by the Agent and the Agent's selling group (the "Agent's Warrants"). No Agent's Warrants will be issued for Cyberhand common shares acquired by subscribers introduced by the Company. The Agent's Warrants will each be exercisable into one Common Share of the Resulting Issuer at the offering price of the Concurrent Financing during the first year following the close of the Concurrent Financing, and during the second year, at a price equal to 1.15 times the offering price of the Concurrent Financing.

The Agent will be required to use its best efforts to sell the Cyberhand common shares, but will not be obliged to purchase any common shares that are not sold. The Agent may form, manage and participate in selling groups of registered dealers referred to as the "selling group" to offer and sell the Cyberhand common shares as provided under the Agency Agreement. In the event that a selling group is formed, it will be required that each member of the selling group offer and sell the common shares on the terms set forth in the Agency Agreement. Participants in selling groups may be offered part of the commission and other fees payable to the Agent. The Cyberhand common shares may be offered by the Company and Cyberhand to Subscribers resident in United States. The Agent will not participate in such United States offerings.

The Agent may also terminate its obligations under the Agency Agreement entered upon the occurrence of certain events, including the occurrence of an adverse "material change" as that term is defined in the BC Act, in the affairs of the Company, or the state of the financial markets in general, or the state of the market for the Cyberhand common shares hereby offered.

The closing of the Offering is contingent on the closing of the Qualifying Transaction. Under the Terms of the Qualifying Transaction each share subscribed for under the Concurrent Financing will be exchanged on a one for one basis for shares of the Resulting Issuer.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Information From Inception
April 30, 2003 and April 30, 2002
(Stated in Canadian Dollars)

	Year Ended April 30, 2003	Year Ended April 30, 2002
Total Expenses	$56,638	$44,133
Amounts Deferred in connection with the Transaction	$37,448	Nil

Management's Discussion and Analysis

Nature of Business

During the fiscal year ended April 30, 2002, the Company's activity was primarily related to the completion of the Company's initial public offering, including listing the Company for trading as a Capital Pool Company on the Exchange. Effective August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the Exchange, and issued 1,750,000 common shares at a price of $0.15 per share. On August 27, 2001, the common shares of the Company were listed for trading on the Exchange.

During the fiscal year ended April 30, 2003, the Company's principal business has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange. The Company was required to complete an acquisition on or before March 31, 2003, however, this time frame has been extended by the Exchange. The Company signed a Letter of Intent in respect to the acquisition of a business and has, since September 4, 2002, been undergoing the due diligence review of this business. The Company has now reached a Share Purchase Agreement and its initial submission was delivered to the Exchange within the month of April 2003.

By the aforementioned Share Purchase Agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand") in consideration for the issuance of 7,000,000 common shares of the Company at a price of $0.20 per share. Cyberhand, incorporated in Alberta, Canada, is developing new technologies specific to consumer electronics. The Company has also agreed to issue 1,130,000 common shares of the Company at prices ranging to $0.20 per share to up to $1.00 per share relating to shares issued by Cyberhand subsequent to signing the Letter of Intent.

A finder's fee related to the Qualifying Transaction will be payable upon closing of the transaction. The finder's fee will be the issuance of 410,000 Common shares of the Resulting Issuer to be issued in the amounts of 50,000 common shares to Charles Stone and 360,000 Common shares to Brad Kitchen at the closing of the Proposed Qualifying Transaction at a price of $0.25 per share, which was the price that the Brockton Shares were trading at the time the stock was halted pending announcement of the Proposed Qualifying Transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

The Company has advanced $99,280 ($69,280 at April 30, 2003) to Cyberhand pursuant to three promissory notes which bear interest at 10% per annum, and are secured by a general security agreement on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties and the receipt of proceeds with respect to government grants and scientific research and experimental development tax credits, such proceeds to be applied against the promissory notes.

At April 30, 2003, the Company had also advanced $20,000 in respect to a sponsorship agreement for the acquisition as noted above and has incurred additional direct acquisition costs (legal fees, filing fees and miscellaneous expenses) totalling $14,948.

In connection with the aforementioned acquisition, the Company and Cyberhand entered into the Agency Agreement for an offering of up to $2 million. The Agent is entitled to a commission, payable in cash, equal to 10% of the gross subscription proceeds realized from the sale of the Cyberhand common shares sold by the Agent, or 4% of the gross subscription proceeds realized from the sale of common shares sold to those subscribers whose name was provided by the Company or Cyberhand to the Agent. In addition to the foregoing consideration, the Agency Agreement authorizes the issuance to the Agent of Agent's Warrants representing 15% of the Cyberhand common shares placed by the Agent and the Agent's selling group. No Agent's Warrants will be issued for Cyberhand common shares acquired by subscribers introduced by the Company. The Agent's Warrants will each be exercisable into one common share of the Resulting Issuer at the offering price of the Concurrent Financing during the first year following the close of the Concurrent Financing, and during the second year, at a price equal to 1.15 times the offering price of the Concurrent Financing.

Discussion of Operations and Financial Condition

Operations during the year ended April 30, 2003, were primarily related to identifying and evaluating potential Qualifying Transactions and due diligence in respect to the Letter of Intent noted above. There were no investor relations arrangements entered into during the year. There were no transactions with related parties during the year ended April 30, 2003 other than office rent charges ($9,000), equipment rent charges ($6,000), office supplies charges ($3,000) and accounting fees ($9,943). There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the year.

At April 30, 2003, the Company had total working capital of $256,095 including promissory notes and accrued interest receivable to Cyberhand of $72,250. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Accounts receivable at April 30, 2003 includes $1,792 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $5,585.

Prepaid expenses are comprised of an advance of $5,000 to the agent of the above-noted offering, $3,000 for May and June office and equipment rental and supplies and $1,700 of listing fees paid to the Exchange.

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission under the Securities and Exchange Act of 1934. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Financings, Principal Purposes and Milestones

Effective August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the Exchange, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717. The proceeds were net of commissions ($26,250), brokerage fees ($7,000), legal fees ($30,433), filing fees ($6,500) and other miscellaneous costs ($2,600). These amounts were consistent with the disclosure in the initial public offering prospectus. All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent's share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

Liquidity and Solvency

At April 30, 2003, the Company had total working capital of $256,095, including promissory notes and accrued interest receivable to Cyberhand of $72,250. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Subsequent Events

On February 20, 2003, the Company announced the appointment of Brad Kitchen as a director of the Company, to fill the vacancy created by the resignation of Michael Weingarten. On May 15, 2003, Mr. Kitchen was granted 105,000 options in the Company subject to regulatory approval. Mr. Kitchen is the proposed Chief Executive Officer of the Company and since August 2002 has been working in the capacity of corporate finance consultant to Cyberhand.

On May 8, 2003, September 9, 2003 and September 30, 2003, the Company advanced $15,000, $10,000 and $5,000 respectively, to Cyberhand pursuant to a grid promissory note.

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop") from Tullaree Capital Inc. ("Tullaree"), in consideration for 500,000 common shares of Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Qualifying Transaction. In addition, loans payable owing by Pocketop totalling $380,000 will be acquired by Cyberhand from Tullaree as part of the transaction and as consideration therefor Cyberhand will issue a promissory note for $380,000 to Tullaree payable on the earlier of November 30, 2003 or the Closing if the promissory note totalling $380,000 is not repaid by Cyberhand, then the original loans payable by Pocketop and the related general security agreement will be transferred back to Tullaree and the promissory note from Cyberhand to Tullaree will be cancelled. Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,334 for a term expiring May 25, 2005, to be paid either in cash or by the issuance of 833,334 common shares of the Company. The proposed acquisition of the Tullaree shares of Pocketop is subject to regulatory approval which has not been received to date.

DESCRIPTION OF THE SECURITIES

Securities

The authorized capital of Brockton consists of 200,000,000 shares comprised of 100,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at the date hereof, there are 4,087,500 common shares and nil preferred shares issued and outstanding. The common shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects. The issued shares are not subject to call or assessment nor are there any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

The preferred shares may be issued from time to time in one or more series and with such special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights upon dissolution of Brockton and voting as the directors of Brockton may, from time to time, determine by resolution. Currently, the preferred shares rank in priority over common shares as to the payment of dividends and return of paid up capital upon dissolution or winding up of Brockton. Holders of preferred shares are not entitled to notice of or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the *Company Act* (British Columbia)). Brockton may at any time purchase for cancellation or redeem any of the preferred shares and holders of preferred shares may require Brockton to retract such shares in accordance with the terms upon which such shares have been issued.

STOCK OPTION PLAN

The Company does not currently have a stock option plan. It is proposed that, subject to shareholder approval, the Company would adopt a stock option plan in connection with the Completion of the Qualifying Transaction. (see Resulting Issuer – Stock Option Plan)

PRIOR SALES

The following table represents Brockton's share capital since Incorporation:

Prior Sales of Common Shares	Number of Issued Shares	Price Per Share	Total Consideration
Prior Sales within the last 12 months	Nil	Not Applicable	Not Applicable
Issued before completion of the Proposed Qualifying Transaction as at most recent month end (April 30, 2003):			
Discount Seed Shares Issued (April 30, 2001)	2,250,000	$0.075	$168,750
Pursuant to the Initial Public Offering ("IPO")	1,750,000	$0.15	$262,500
Less: Share issue costs			(72,783)
Exercise of brokers options associated with IPO	87,500	$0.15	$13,125
Total Issued before completion of the Proposed Qualifying Transaction	4,087,500		$371,592

All of the 2,250,000 Discount Seed Shares were sold to Non-Arm's Length Parties to the Company (as that term is defined in the policies of the Exchange).

Stock Exchange Price

The following table sets forth the high, low, closing prices and volumes of the Company's shares traded on the Exchange since August 27, 2001, being the date the Company's shares commenced trading on the Exchange:

Period	High	Low	Close	Volume
2001				
August	$0.15	$0.15	$0.15	1,750,000
September	$0.32	$0.26	$0.26	113,000
October	$0.28	$0.26	$0.28	88,500
November	$0.40	$0.30	$0.37	12,000
December	$0.30	$0.27	$0.30	94,500
2002				
January	$0.28	$0.28	$0.28	2,000
February	$0.28	$0.28	$0.28	1,500
March	$0.30	$0.27	$0.28	6,000
April	$0.30	$0.28	$0.29	10,000
May	$0.30	$0.30	$0.30	2,000
June	-	-	-	Nil
July	$0.29	$0.29	$0.29	2,000
August	$0.30	$0.25	$0.25	33,000
September	–	-	-	Nil
October	Halted			
November	Halted			
December	Halted			
2003				
January	Halted			
February	Halted			
March	Halted			
April	Halted			
May	$0.28	$0.24	$0.28	34,000
June	$0.45	$0.35	$0.35	2,000
July	$0.35	$0.20	$0.35	19,000
August	$0.35	$0.30	$0.30	10,000
September	Halted			
October	Halted			
November	Halted			

Trading of the Company's shares was halted on September 4, 2002 in relation to the Qualifying Transaction. Trading of the Company's shares resumed on May 1, 2003 and was later halted on August 25, 2003 as a result of Brockton not having completed its Qualifying Transaction within 24 months from its original listing on the Exchange.

ARM'S LENGTH TRANSACTIONS

Arm's Length Transactions

The Company entered into a Letter of Intent with Cyberhand in relation to the Proposed Qualifying Transaction on September 4, 2002. On February 19, 2003, Brad Kitchen, a principal of Cyberhand, was appointed a director of the Company in contemplation of the Completion of the Qualifying Transaction. However, Mr. Kitchen had no involvement with the Company at the time the Transaction was negotiated as a result of which the Company is of the view that the proposed Qualifying Transaction is not a Non-Arm's Length Transaction.

Legal Proceedings

There are no material pending legal proceedings to which the Company or the Resulting Issuer is or is likely to be a party which are material to the business and affairs of the Company or the Resulting Issuer upon the Closing of the Qualifying Transaction.

Pocketop Computer Corporation however is the subject of a lawsuit brought by a former employee claiming wrongful dismissal and breach of employment contract. Included in the claims brought by the former employee is an allegation that the assignment by the former employee to Pocketop of certain intellectual property rights should be voided as the assignment was conditional upon Pocketop fulfilling the terms of the employment contract. Pocketop takes the position that the assignment of the intellectual property rights was unconditional. This lawsuit remains outstanding as of the date hereof. The intellectual property rights in question relate to the Pocketop Wireless Keyboard, which is the subject of the OEM Agreement between Cyberhand and Pocketop.

AUDITOR, TRANSFER AGENTS AND REGISTRARS

Auditor

The auditor of the Company from the time of incorporation has been Morgan & Company, Chartered Accountants, of PO Box 10007, Pacific Centre, Suite 1488 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7. It is intended that Morgan & Company will continue as auditors of the Resulting Issuer.

Transfer Agent and Registrar

The registrar and transfer agent of the Common Shares of the Company is Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8. It is intended that Pacific Corporate Trust Company will continue to be the Resulting Issuer's registrar and transfer agent.

MATERIAL CONTRACTS

Material Contracts

1. Share Purchase Agreement between the Company, Cyberhand and the shareholders of Cyberhand dated August 28, 2003.
2. Sponsorship Agreement with Kingsdale dated November 27, 2003.
3. Escrow Agreement dated for reference March 16, 2000 among Brockton, Pacific Corporate Trust Company and certain shareholders of the Company.
4. Agency Agreement between the Company, Cyberhand and the Agent dated September 1, 2003.
5. Stock Option Agreements between the Company and each of Terry Amisano, Brian Hanson and Kevin Hanson dated August 28, 2001.
6. Stock Option Agreement between the Company and Brad Kitchen dated May 14, 2003.
7. Finders' Fee Agreements between the Company and each of Brad Kitchen and Charles Stone dated for reference April 1, 2003.

These material contracts may be viewed at the offices of the Company at Suite 604, 750 West Pender Street, Vancouver, BC, during normal business hours.

INFORMATION CONCERNING CYBERHAND

Corporate Structure
Name and Incorporation

Cyberhand was incorporated under the laws of the Province of Alberta on October 3, 2001. Cyberhand has operations in primarily two locations in Fernie and Vancouver in the province of British Columbia and smaller support operations in Vermilion Bay, Ontario. Its head office is located at 802, 4th Avenue, Fernie, BC, Canada, V0B 1M0 and the registered and records office of Cyberhand is located at #219, 6023 28th Ave., Edmonton, Alberta, T6L 2T7.

INTERCORPORATE RELATIONSHIPS

Cyberhand has one subsidiary in the United States. This subsidiary, Cyberhand Technologies Inc. was incorporated in Delaware and has signed an agreement with Pocketop to manufacture, market and sell the Pocketop Wireless PDA Keyboard using either the Pocketop or Cyberhand trademarks or tradenames.

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

Cyberhand Technologies Inc. is a company that develops, manufactures, markets and sells new technologies specific to consumer electronics. Cyberhand currently has one product in the market and is in the process of commercializing ergonomically designed and more responsive computer hardware components. The initial offering of products are primarily:

- Game and Digital Controllers;
- Sophisticated Pointer or Mouse Product line;
- Wireless Portable Keyboard for Handheld Computers and Personal Digital Assistants ("PDAs"); and
- Related peripherals such as Keyboards, Cameras and Scanners.

The products are patent protected in both Canada and the United States. Although Cyberhand was formed in October of 2001, some of the research and development, specific to the game controllers, had occurred by one of the founders over a period of 14 years. Since inception of Cyberhand, October 3, 2001, approximately $427,203 ($14,547: 2001 audited, $234,358: 2002 audited, $178,248: six months to June 30, 2003 unaudited) has been spent on research and development on the various product lines which are now in prototype testing and preparing for commercialization. Of the amount spent on research and development, approximately $274,608 (unaudited) was paid in cash and approximately $152,595 (unaudited) was paid by the issuance of Cyberhand common shares. Through a recent OEM Contract with Pocketop, Cyberhand has gained access to Pocketop's infrastructure and, while Pocketop no longer has existing distribution channels, Cyberhand has been able to establish manufacturing, distribution, marketing and sales channels, and has taken over a fully functional web site and service centre to compliment its in-house design operations. Further commercialization of Cyberhand's products will not only generate revenue but should confirm the value of Cyberhand's extensive Intellectual Property. See Information Concerning Cyberhand – Principal Products.

Cyberhand has and will continue use its best efforts to hire or contract senior management with targeted experience and extensive contacts that will allow the company to maximize its penetration in the computer peripheral market while continually focusing on generating earnings. It is Cyberhand's intention to develop all intellectual property in-house and reduce expenditures by outsourcing all capital intensive manufacturing. Please refer to "Information Concerning the Resulting Issuer - Milestones" for a detailed breakdown of the Resulting Issuer's proposed budget for its operations after the Qualifying Transaction. In addition, Cyberhand has initiated conversations with various government agencies with the intention that the company will benefit from various marketing and exporting programs available to Canadian companies. These government agencies include the Export Development Corporation, National Research Counsel of Canada and their Industrial Research and Assistance Program ("IRAP"), Canada Customs and Revenue Agency and the Scientific Research and Experimental Development Grant Program and Investissement Quebec.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Shortly after the formation of Cyberhand, that company acquired the intellectual property comprising the research and patents pertaining to the game controller product line. Cyberhand issued 1,000,000 shares to Patrick Burke for this intellectual property and Mr. Burke was appointed President of Cyberhand (see Material Contracts – Patrick Burke). On January 1, 2002, Cyberhand issued 1,000,000 common shares valued at $9,529 to Patrick Burke in exchange for all intellectual property pertaining to the Cyberhand game controller, including patents (specifically US Patent #4,650,934 – Hand Movement Controller) and related expenses. These patents are detailed in the asset purchase and sale agreement. See "Information Concerning Cyberhand - Material Contracts". In addition to the shares, Patrick Burke will receive royalties based on both the aggregate number of units sold and a related percentage of Gross Sales generated by the sale of the products based on his technology as per the following schedule:

Aggregate Number of Units Sold	Royalty
1 to 100,000	0%
100,001 to 1,000,000	5%
1,000,001 to 5,000,000	2%
5,001,001 to 15,000,000	1%
Thereafter	0.5%

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop") from Tullaree Capital Inc. ("Tullaree"), in consideration for 500,000 common shares of Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Qualifying Transaction. In addition, loans payable owing by Pocketop totalling $380,000 are to be acquired by Cyberhand from Tullaree as part of the transaction and as consideration therefor Cyberhand is to issue a promissory note for $380,000 to Tullaree on closing of the transaction between Cyberhand and Tullaree which under the initial terms of the Share Purchase Agreement was to be payable on the earlier of November 30, 2003 or the Closing. As the transaction with Tullaree remains subject to regulatory acceptance, the terms of the note has been extended. If the promissory note totalling $380,000 is not repaid by Cyberhand, then the original loans payable by Pocketop and the related general security agreement will be transferred back to Tullaree and the promissory note from Cyberhand to Tullaree will be cancelled. Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,334 for a term expiring May 25, 2005, to be paid either in cash or by the issuance of 833,334 common shares of the Company. The proposed acquisition of the Tullaree shares of Pocketop may be subject to regulatory approval.

Tullaree has also advanced to Cyberhand an aggregate loan amount of $150,000 (the "Cyberhand Loan") bearing interest at 12% per annum. The Cyberhand Loan together with accrued interest thereon was to be repaid on the earlier occurrence of the date of closing of the Qualifying Transaction or September 30, 2003. As detailed above, Cyberhand will now be obligated to repay the Cyberhand Note to Tullaree at the earlier occurrence of either the repayment of the Cyberhand Loan through Pocketop's operations or the close of the Qualifying Transaction. The terms of the Cyberhand Loan has been extended and they are anticipated to be repaid prior to the closing of the Qualifying Transaction.

As a result of the Share Purchase Agreement, Cyberhand will own approximately 32% of the common shares of Pocketop and if the option to acquire Tullaree's remaining holdings is exercised, Cyberhand will then own approximately 64% of Pocketop. The remaining 36% ownership of Pocketop is widely held. Further, Cyberhand will also receive 1,325,000 warrants to acquire shares of Pocketop and if Cyberhand exercises its option to acquire the balance of Tullaree's interest in Pocketop, it will receive a further 1,325,000 warrants. The warrants have an exercise price of $0.20 per share and expire on May 26, 2005. In addition, on August 1, 2003, Northshore Property Management Inc. ("Northshore"), a private Ontario company owned by Starcom Technologies Inc., the major shareholder of Cyberhand, signed a management agreement with Pocketop to provide services to manage and administer the business of Pocketop. The contract has an initial term of one year and Northshore will be paid a monthly fee of $10,000.

Cyberhand, through its U.S. subsidiary, has negotiated a non-exclusive agreement with Pocketop (the "OEM Agreement") that grants Cyberhand, initially, for a two-year period, the right to manufacture market and sell the Pocketop Wireless PDA Keyboard using either the Pocketop or Cyberhand trademark or trade names. Under the terms and conditions of the OEM Agreement, Cyberhand will pay Pocketop a U.S. $5.00 royalty payment for every unit sold with a minimum sales requirement of 20,000 units per year.

Pocketop Computer Corporation

Overview

Pocketop Computer Corporation is targeting the high growth handheld device market – one of the fastest growing consumer electronics markets. As handheld devices become more powerful, mobile professionals are demanding more of their PDAs – they want more than just an organizer, they want a mobile computer. In response to this trend, Pocketop has developed a new product that we believe will become the defacto standard in the PDA portable keyboard market.

Corporate Profile

Pocketop is pioneering innovations in the portable handheld market to propel users into the next era of mobile computing. Founded in 1997 by architect Michael Katz, the company's core business strategy is based on this lifelong work philosophy: to maximize the utility of small spaces. Katz's vision was realized with the introduction of the company's first product – the PocketopTM Keyboard.

The Pocketop Keyboard is the world's first wireless portable PDA keyboard and provides significant benefits to PDA users:

- It is half the volume and weight of the market leader, but has traditional touch-typing keyboard functionality
- Quick and easy wizard-driven software set-up
- No cords or hook-ups as there are with traditional portable keyboards
- Although the keyboard is optimized for the Palm OS platform, it is compatible with most Palm and PocketPC PDAs – the consumer doesn't have to replace their keyboard if they buy a new device
- Quick and easy data entry with less effort and greater productivity than when using a stylus pen. The touch-typing keyboard allows large amounts of text to be entered in to the PDA when using email, web browsing or word processing
- One touch access to important applications directly from the keyboard
- Programmable shortcut keys

Positioning Statement

Pocketop is offering PDA users a fully-functional, wireless, portable keyboard that fits in the same pocket as their PDA. This "same pocket" distinction is a size and form factor breakthrough, since it turns the PDA into a true pocket laptop, enabling users to send and receive email, surf the web, and perform work processing and spreadsheet tasks.

Attributes

Elegant Design

Through patent-pending design innovations, Pocketop has achieved unequalled miniaturization while preserving a true touch-typing experience.

Wireless

The Pocketop Keyboard is a self-powered infrared (IR) PDA companion device. The keyboard adheres to IR communications standards.

Compatibility with most PDAs

The keyboard utilizes the PDA's infrared port and Pocketop's software to connect the keyboard with most PDA's running PalmTM and PocketPCTM operating systems.

Pocket Computer Option

The product has accessories that allow the keyboard and PDA to be "hinged", creating a single-carry, integrated pocket computer (Palm V/Vx and m500/m505/m515).

**Multiple Carry Modes**

Palm users are free to use the keyboard in multiple modes: dual carry (PDA separate from keyboard), single-carry (as a pocket computer) or dual-carry with universal stand.

**Key Design**

Pocketop has employed the patent-pending Contour Key and other unique design features to reduce the form factor of the keyboard while preserving a true touch-typing experience.

**Rotational Software**

Pocketop's rotational software allows screen rotation (including the graffiti pad) to any one of four positions of rotation (currently available for Palm OS only).

Product Features

- Touch Typing - QWERTY keyboard
  The Pocketop Keyboard employs a QWERTY key layout. The keyboard infrastructure incorporates cutting-edge notebook key switch technology. The typing feel is equal in quality to the best notebook keyboards.
- Self-Powered
  Unlike the current leading competitor, the Pocketop Keyboard is self-powered. One single AAA battery is included with the keyboard and is available almost everywhere. The battery will last an estimated 3 months under average use.
- PDA Function Keys
  The Pocketop Keyboard comes with a set of PDA specific function keys for PalmTM and PocketPCTM operating systems.
- Programmable Keys
  The Pocketop Keyboard has 9 user-programmable keys.

Technical Design Strategy

Pocketop's design and innovation strategy has three dimensions:

- Hardware
  Pocketop's core competency is design. As a result of a comprehensive market evaluation and its own consumer focus group analysis, Pocketop identified that the leading companion products for the mobile computing and communications world need to combine sever attributes:
  - Mobility
  - Design Elegance
  - Functionality

  With these key success factors in mind, Pocketop's strategy was to create a keyboard incorporating a touch-typing QWERTY design in the form factor of a PalmTM V PDA. Hardware patents provide Pocketop with a clear path to further innovations in form and function and will present a strong barrier to competitors.
- Software
  Pocketop has utilized software innovation to achieve two major goals:
  - The production of a single keyboard SKU that addresses most of the PDA market. Although the Pocketop Keyboard is optimized for the Palm platform, the universal feature improves margins and makes the product attractive to distributors, retailers and consumers.
  - The enabling of the world's first true pocket computer. By developing rotational software to allow the screen to be viewed sideways, Pocketop enables users to carry their PDA and keyboard as one integrated device.
- Communications
  By creating an infrared design using standard protocols, the Pocketop Keyboard leverages the built-in and under-utilized IR capabilities of most PDAs. In addition to supporting the universal strategy, Pocketop can now quickly support other PDA operating systems and wireless communications protocols. Freeing up the serial port allows the simultaneous use of other peripheral devices, such as a wireless modem.

Competitive Market

There are a number of PDA keyboards available; a competitive matrix of six competitive products is included below. Pocketop prepared this matrix in January, 2002.

	Pocketop	Think Outside	Logitech KeyCase	Logitech TypeAway	Belkin	GoType
Pocket-Sized Dimensions	Yes	Yes	Yes	Yes	Yes	No
Touch Type Functionality	Yes	Yes	No	Yes	Yes	Yes
Programmable Hot Keys	Yes	Yes	No	Yes	Yes	Yes
Foldable	Yes	Yes	Yes	Yes	Yes	Yes
Wireless	Yes	No	No	No	No	No
Pocket-sized together with PDA	Yes	No	Yes	No	No	No
1 SKU compatible with most PDAs	Yes	No	No	No	No	No
Stylus Independent	Yes	No	No	No	No	No
Keyboard as protective cover for Palm	Yes	No	Yes	No	No	No
SKU's	1 for ALL PDAs	1 for each PDA	1 for each PDA	1 for each PDA	1 for each PDA	1 for each PDA

Compatibility List
PALM ® DEVICES WITH PALM OS ® VERSION 3.X TO 4.1:
PALM ® III, IIIx, IIIe, IIIc, V, Vx, VII, VIIx, m100, m105, m125, m130, m500, m505, M515, I705
HandSpring ® Visor, Visor Deluxe, Edge, Prism, Platinum, Neo, Pro, Treo
Sony Clie ® S series (S300, S320, S360) *T series (T415, T615C, T665C) *N series (N610C, N710C, N760C) * NR series (NR70 / V)
IBM ® WordPad Companion, C3 PC Companion **Symbol** ® 1700
* HandEra ® 330
POCKETPC ® 2000:
* Compaq ® Ipaq 3600 series
* HP ® Jornada 540 series (540, 545, 547, 548)
POCKETPC ® 2002 DEVICES:
Compaq ® IPaq 3700, 3800, 3900 series
HP ® Jornada 560 series (564, 565, 567, 568)
Toshiba ® e310, e740 *** NEC** ® MobilePro P300

* rotational software is not available

NARRATIVE DESCRIPTION OF THE BUSINESS

PRINCIPAL PRODUCTS

Through a recent acquisition and OEM Agreement with Pocketop, Cyberhand has gained access to established manufacturing, distribution, marketing and sales channels, fully functional website and services department to compliment its in-house design operations. The OEM Agreement allows Cyberhand to use the established manufacturing contracts for production of the Pocketop Wireless Keyboards under either the Pocketop or Cyberhand brands. Further, these manufacturing contracts may be expanded to include the manufacturing of Cyberhand's other computer peripheral equipment, specifically the ergonomic computer mouse product line and the computer gaming controller. Currently the Pocketop Wireless Keyboards are manufactured by a Taiwanese company that makes the product upon receipt of orders from either Pocketop or Cyberhand. The cost per unit is fixed, with only slight variations in the price depending upon size of order, availability of components and packaging required. Pocketop instructed the manufacturer to create two molds that are required to make the Pocketop Wireless Keyboards. These molds are good for making approximately 800,000 units. To date approximately 100,000 Wireless Keyboards have been manufactured.

The OEM Agreement also allows for Cyberhand to use Pocketop's existing fulfillment and distribution partners which may be used for the delivery of Cyberhand's other products. The contracts with these partners are on a per order basis and can be replaced with new delivery or fulfillment houses.

Notwithstanding the access gained under the OEM Agreement to Pocketop's existing business infrastructure, the OEM Agreement contemplates that Cyberhand will operate independently of Pocketop and in this regard Cyberhand has, building on Pocketop's existing arrangements, moved to establish its own infrastructure so as to avoid any need to be reliant on Pocketop. As a result Cyberhand will not be effected by the financial condition of Pocketop.

As Pocketop no longer has a dedicated sales and marketing team, it is anticipated that all new sales of the Pocketop Wireless Keyboard, with the exception of sales from the Pocketop web site, will be made by way of the OEM Agreement through Cyberhand's channel sales and marketing program. Cyberhand pays a royalty to Pocketop of U.S.$5.00 and the manufacturing and distribution costs for each unit sold under the terms of the OEM Agreement. Cyberhand is committed to sell a minimum of 20,000 units per year failing which it is obligated to pay Pocketop the difference between US$100,000 and the amount of royalties paid. All revenue received from the sale of these units will remain with Cyberhand.

The OEM Agreement allows for Cyberhand to use Pocketop's fully functional web site for on-line sales and service of its other products, once these products have been manufactured. Cyberhand has assumed ownership of this website and currently maintains it on behalf of itself and Pocketop. Further, Cyberhand's in-house design team has already developed new software drivers for the Pocketop Wireless Keyboard to allow it to be used for new PDAs that have recently been introduced to the market. Pocketop in the past had outsourced the software development at a significant expense to the company.

By replicating Pocketop's established infrastructure for its own benefit, Cyberhand does not have to create new relationships and should be able to take its other products to the market in a relatively short period of time. This commercialization of Cyberhand's products should not only generate revenue but should confirm the value of Cyberhand's extensive intellectual property.

Currently, Cyberhand is manufacturing and selling the Pocketop Wireless Keyboard under the Pocketop trade name. Cyberhand will re-brand this product upon completion of the Qualifying Transaction in conjunction with modifying the existing product for use in the cellular phone and web-enabled hand held computer market.

In addition, Cyberhand has ten products in prototype or design stages; the functionality, stage of development and status of related patents are detailed below. These products are initially targeted for applications in both computer information technology and computer gaming industries. Potential applications include the automotive, military, industrial and security industries.

The remaining steps required to achieve corporate-wide commercial success are:

- re-establish the Pocketop Wireless Keyboard as the market leader it was when first introduced 18 months ago;
- complete re-branding in conjunction with development of cellular and web-enabled wireless keyboard product offerings;
- completion and testing of production grade prototypes for both the gamer controller and ergonomic mouse product lines;
- use existing agreements and relationships with partners providing manufacturing, packaging, warehousing, distribution and servicing, including warranties to provide services and expand product offerings;
- select and enter into arrangements with new channel marketing partners;
- expand upon current market demand by product testing with retail partners;
- obtain conditional purchase orders for new product offerings;
- expand web-based sales to all product offerings; and
- fulfil purchase orders, continue to provide superior product service assistance and receive sales proceeds.

Detailed information regarding the specific tasks, timing and budget of the above steps to commercialization is available in the discussion of the Resulting Issuer, specifically Stated Business Objectives and Milestones.

Cyberhand's development of the technologies and working prototypes have resulted in a collection of patented assets with component application within the hand controlled computer peripheral industry. Component applications and integrated solutions from Cyberhand's technology exist within industries related to automotive, consumer durables, consumer electronics, military, design automation, manufacturing, construction, and security. Further, as a direct result of the recent acquisition of the Pocketop Shares, the related OEM Agreement and the general security agreement related to the assignment of the $380,000 Pocketop loans to Cyberhand from Tullaree, Cyberhand also has access to all existing intellectual property developed by Pocketop since its inception in 1997. All new product development related to the Pocketop Wireless Keyboard will be developed in house by Cyberhand and will remain the property of Cyberhand.

Cyberhand's current product offerings include the following which are also discussed in more detail below:

- Wireless PDA Keyboard
- Cyberhand Original Pointing Device Controller
- Game Controller Package Design
- Mouse Pointing Device Package Design

In addition, Cyberhand will offer the following component application packages for use in various applications as discussed in more detail below:

- Quickplay Omnipoint System
- ThumbWheel Mechanical
- ThumbWheel Optical
- ThumbWheel Rocker Combination
- Plunger Key Design
- Contact Key Design
- Universal Form Module

Each of the component products are based on digital solid state technologies which incorporate cross industry requirements for usability, durability, environmental tolerance, user performance, user productivity, and ergonomic user safety.

The components and underlying patented technologies are bundled into product and application classes that may match those required by Original Equipment Manufacturers ("OEM") of finished goods within their targeted industries. Using patent and design specifications for each, they may be further integrated in various combinations to produce hand controlled computer peripherals or added to non-Cyberhand developed components for the same or other industry solutions. For instance, an OEM licensee of a Cyberhand key switch or ThumbWheel product should consider licensing of the Universal Form Module ("UFM") and/or Processor Board products. it is Cyberhand's intention to charge a royalty for usage of its software to enhance its device capabilities that are licensed by OEMs. The terms of the royalties have not been established but will vary on the package of products licensed by the OEMs.

Product Offerings

Wireless PDA Keyboard

This product offers PDA users a fully-functional, wireless, portable keyboard that fits in the same pocket as their PDA. This "same pocket" distinction is a size and form factor innovation, since it turns the PDA into a true pocket laptop, enabling users to send and receive e-mail, surf the web, and perform word processing and spreadsheet tasks. The Pocketop Wireless Keyboard is the world's first portable PDA keyboard that provides the following benefits to PDA users;

- It is half the volume and weight of the market leader but has traditional touch-typing keyboard functionality;
- Easy to use Wizard-driven software set-up;
- No cords or hook-ups as there are with traditional portable keyboards;
- The Keyboard operates with all major PDA devices and the consumer doesn't have to replace their keyboard if they buy a new device;
- Quick and easy data entry with less effort and greater productively than when suing a stylus pen, The touch typing keyboard also allows large amounts of text to be entered into the PDA when using e-mail, web browsing or word processing
- One touch access to important applications directly from the keyboard; and
- Programmable shortcut keys.

Patent Name	Patent Type	Patent Duration	Status	Patent Status	Patent Filed
Folding Cellular Telephone and Digital Assistant Keyboard	Utility	20 years	• Commercially produced and generating revenue	Issued	8/01
Industries	• Computer Information Technology • Consumer Electronics • Computer Gaming				
Usability	• Ergonomic • Compatible with most PDAs • Multiple carry modes for either attached PDA use or separate PDA use • Rotational software				
Durability	• Solid State Switch • ABS Plastics • Metal and rubber cover				

Cyberhand Original Pointing Device Controller

An integrated hand movement controller that permits a variety of control functions to be performed by single left or right handed operation, and is particularly suited for handicapped individuals. The controller comprises a wide base which is generally wedge-shaped in side elevation with a sloping top surface on which is located a moveable palm support and either one or two rows of symmetrically spaced keys.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Cyberhand Original	Utility	20 years	• Initial complete • Production quality prototype in process	Issued	3/87
Industries	• Computer Information Technology • Consumer Electronics • Computer Gaming				
Usability	• Ergonomic				
Durability	• Solid State Switch • ABS Plastics				

Component Application Packages

Game Controller Package Design

The Cyberhand X3 is a gaming controller. It builds on the advanced ergonomic design of Cyberhand X2, giving the user an additional control axis. Consisting of 10 buttons (3 axis and 4 programmable buttons), it can be used as a stand-alone controller, or in combination with any Cyberhand device, a keyboard or mouse. New features can be added like the rumble pack, smell generators, biometrics protection and retinal scanners. It is also designed to talk to other Cyberhand devices and tell the user what it has learned.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Game Ctrlr Proc Board Design	Provisional Utility	1 year	• Complete on 1/27/03	Eng. Draft	Not yet filed
Game Ctrlr Proc Board Design	Utility	20 years			
X2 Game Controller Design	Design	20 years	• Production quality prototype in process	Legal Rev	
X3 Game Controller Design	Design	20 years	• See above	Legal Rev	
Industries	• Computer Information Technology • Consumer Electronics Game • Military-Navy Seals • Industrial Mechanical Equipment				
Usability	• Ergonomic • Performance				
Durability	• Solid state board • ABS Plastics • Reliability				

Mouse Pointing Device Package Design

The Cyberhand Mouse Pointing device is ergonomically designed to reduce stress, structurally designed to fit in a hand and responds to every hand movement. The DirectPoint steering system, utilizing one of the most accurate optical scanners in the world teamed with the tightest aspect ratio control system ever designed, offers intuitive control that responds to every command, providing the most comfortable, stress free computing solution for today's productive, but space efficient user. New features can be added like the rumble pack, smell generators, biometrics protection and retinal scanners. It is also designed to talk to other Cyberhand devices and tell the user what it has learned.

Patent Name	Patent Type	Patent Duration	Prototype Complete	Patent Status	Patent Filed
Mouse Processor Board Design	Provisional Utility	1 year	1/27/03	Eng. Draft	
Mouse Processor Board Design	Utility	20 years			
Quickplay Mouse Design	Design	20 years		Legal Rev	
Cobra Mouse Design	Design	20 years		Legal Rev	
Prowler Mouse Design	Design	20 years		Legal Rev	
Rock Mouse Design	Design	20 years		Legal Rev	
Racer Mouse Design	Design	20 years	• Production quality prototype in process	Legal Rev	
Piranha Mouse Design	Design	20 years	• See above	Filed	1/16/03
Industries	• Computer Information Technology • Consumer Electronics Game • Military-Navy Seals • Industrial Mechanical Equipment				
Usability	• Ergonomic • Performance				
Durability	• Solid state Board • ABS Plastics • Reliability				

Quickplay Omnipoint System

The Quickplay Omnipoint 8 key directional pointing system allows instant compass style movement in a hand controlled pointing or gaming environment with minimal effort to achieve true directional variances. The user can point his directional travel, targeting or drafting extensions in true 22.5 incremental degree radiuses. This coupled with pressure sensitive intelligent keys allows maximum flexibility with minimal effort coupled with a faster and accurate targeting ability. The application of this digital component across industries particularly benefits in the elimination of moving parts, large footprint legacy devices, increased durability, and digitization of analog devices such as conventional joysticks.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Quickplay Original	Provisional Utility	1 year	• Production quality available three months after Qualifying Transaction	Issued	5/02
Quickplay Omnipoint Sys (ReEng)	Provisional Utility	1 year	• See above		
Quickplay Omnipoint Sys (ReEng)	Utility	20 years	• See above		
Quickplay Omnipoint Sys Design	Design	20 years	• See above	No Assert	
Industries	• Computer Information Technology • Consumer Electronics • Military • Industrial • Design Automation				
Usability	• Ergonomic • Min. Real Estate • Form Factor • Footprint				
Durability	• Solid state switch • Environmental Tolerance • ABS Plastics				

ThumbWheel Mechanical

The Cyberhand finger control, as it is applied to a computer mouse, is used to generate 9 distinct commands based on the absolute position of the finger control from a neutral position. An application program to perform distinct program dependant operations translates these commands. The device allows for greater speed and accuracy because

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commands are generated at distinct angular displacements of the finger control. The Cyberhand finger control is designed to change its contact point with the finger as the finger moves. This rolling action has a more intuitive feel than the fixed-point function of the present lever system. The application of this digital component across industries particularly benefits in the minimization of moving parts, increased durability, and digitization of analog devices such as traditional slider controls.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Thumb Wheel Mechanical	Provisional Utility	1 year	• Production quality available three months after Qualifying Transaction	Filed	1/16/03
Thumb Wheel Mechanical	Utility	20 years	• See above		
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Consumer Durables				
Usability	• Ergonomic • Form Factor • Footprint				
Durability	• Solid state switch • Reliability				

ThumbWheel Optical

This Cyberhand component device removes the mechanical portion and optically tracks the movement of a fingerprint. This system extracts both horizontal and vertical movement translating that movement into horizontal and vertical scrolling commands. The software also compensates for unnatural micro tremors caused by injury or disease of the users control finger. The application of this digital component across industries particularly benefits in the elimination of moving parts, increased durability, and digitization of analog devices such as traditional potentiometers.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Thumb Wheel Optical – Vdirect	Provisional Utility	1 year	• Production quality available six months after Qualifying Transaction	Filed	1/16/03
Thumb Wheel Optical – Vdirect	Utility	20 years	• See above		
Thumb Wheel Optical – OmniDirect	Provisional Utility	1 year	• See above	Filed	1/16/03
Thumb Wheel Optical – OmniDirect	Utility	20 years	• See above		
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Consumer Durables • Security				
Usability	• Ergonomic • Form Factor • Performance • Accuracy				
Durability	• Solid state sensor • No moving Parts				

ThumbWheel Rocker Combination

The rolling switch scroll control utilizes a horizontal and vertical scroll on two ergonomically balanced switches. This achieves a natural ease of use and places much lower level of stress on the user by the reducing the scroll movement required. The switch further allows more flexibility via progressive scroll speed and accuracy. The application of this digital component across industries particularly benefits in the elimination of multi-function switch panels, macro-movement solenoids, increased durability, and digitization of analog joystick devices.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Thumb Wheel-Rocker Combo	Provisional Utility	1 year	• Production quality prototype in process	Legal Rev	Not yet filed
Thumb Wheel-Rocker Combo	Utility	20 years	• See above		
Thumb Wheel-Rocker Key Design	Design	20 years	• See above	No Assert	
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Industrial • Security				
Usability	• Ergonomic • Form Factor • Performance • Footprint				
Durability	• Solid state switches • ABS Plastics • Reliability				

Plunger Key Design

The Plunger Key Switch Key design was specifically designed to increase the speed and flexibility of the Cyberhand game controller. Impact resistant, spill resistant and child proof, this switch system is designed for endurance.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Plunger Key Design –Controller Series	Provisional Utility	1 year	• Production quality prototype in process	Legal Rev	Not yet Filed
Plunger Key Design -Ctrlr Series	Utility	20 years	• See above		
Plunger Key Design -Ctrlr Series	Design	20 years	• See above	No Assert	
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Industrial Keypad • Security Keypad				
Usability	• Ergonomic • 0.5mm Activation • Performance				
Durability	• Solid state switch • ABS Plastics • 2,000,000 Repeat Uses • Reliability • Environmental Tolerance				

Contact Key Design

The V Series Rolling Mouse allows 10 fully programmable function keys in a five key switch array. Scroll in/out/up/down/right/left and right click/left click/insert/delete are any combination of the above without lifting fingers from the keys. The application of this digital component across industries particularly benefits in the elimination of multi-function independent switch panels, increased durability, and digitization of analog joystick devices and steering column keypads.

Patent Name	Patent Type	Patent Duration	Prototype Status	Patent Status	Patent Filed
Contact Key Design -MseSeries	Provisional Utility	1 year	• Production quality prototype in process	Final Doc	Not yet filed
Contact Key Design -MseSeries	Utility	20 years	• See above		
Contact Key Design -MseSeries	Design	20 years	• See above	No Assert	
Industries	• Computer Information Technology • Automotive • Consumer Electronics • Industrial Mechanical Equipment • Security				
Usability	• Ergonomic • 5-Switch Form Factor • Performance • Performance				
Durability	• Solid state 5 key switch array • ABS Plastics • 2,000,000 Repeat Uses • Reliability				

Universal Form Module

The UFM is the base that the ergonomically tuned hand operated controller works from which takes into consideration all aspects of the human hand. The distances between fingers, between the wrist and each finger, the key angles, the positioning of the thumb all determine whether a user is going to reduce stress or increase it. This is the controlling blueprint for the human hand in the computer environment for years to come.

Patent Name	Patent Type	Patent Duration	Prototype Complete	Patent Status	Patent Filed
Universal Form Module	Provisional Utility	1 year	• Production quality prototype in process	Legal Rev	Not yet filed
Universal Form Module	Utility	20 years	• See above		
Industries	• Computer Information Technology • Industrial Mechanical Equipment • Security				
Usability	• Ergonomic • Productivity • Performance				
Durability	• Solid state 5key switch array • ABS Plastics				

OPERATIONS

Upon closing of the Qualifying Transaction Cyberhand's primary business will be to expand operations for its existing product offerings and continued development of its intellectual property relating to computer peripheral equipment. Cyberhand will focus on developing new ideas in its in house design studio, sub contracting out manufacturing, use existing distribution and fulfilment networks, develop strategic channel marketing relationships and build on existing retail and web based sales.

Cyberhand currently has operations in Vancouver and Fernie, British Columbia and Vermillion Bay, Ontario. Cyberhand intends to consolidate its operations in either Vancouver or Montreal shortly after closing the Proposed Qualifying Transaction and as such has not entered into any long term lease agreements for any of its existing operations. Currently the only lease payment Cyberhand is making is $5,000 per month for office and equipment. These payments are to a related company, Starcom Technologies Inc., and can be cancelled with one month's notice.

As a result of the recent acquisition of Pocketop and the related OEM Agreement, Cyberhand currently has agreements in place with respect to marketing, distribution, licensing and manufacturing. All aspects of design, manufacturing, distribution and sales are identical for the initial product offerings making the successful commercialization of the products resulting from these synergies more likely then a one product company. Cyberhand has identified the key operational positions and contracted with the people to ensure continued commercialization of existing and new product offerings. As at the date of this Information Circular, the Company has no employees but does have consultant contracts with key individuals.

Although Cyberhand has a single manufacturing sub-contract through the OEM Agreement with Pocketop, the company does not believe that it will become dependent on a single supplier. The components and materials required for production of Cyberhand's products are available globally, as are the manufacturing capabilities. Although its existing manufacturing contract, via the OEM Agreement with Pocketop, is with a Taiwanese company, it is Cyberhand's intention to source Canadian manufacturers where ever possible and cost effective, as the company intends to access various trade related assistance available to Canadian Companies exporting their goods.

Cyberhand's business, including demand and capacity to manufacture the products, is not necessarily cyclical. However, larger revenues will be tied somewhat to sale of personal computers which tends to increase slightly over the winter months. The wireless keyboard market is less cyclical.

The products are not subject to environmental protection requirements. The products are and will be fully tested and certified according to government regulations governing consumer electronics.

MARKET

Since the advent of distributed computing during the 1980's and the resulting birth of Personal Computers ("PC's") and workstations, an increasing emphasis has been placed on the use of these tools as "pipelines" of productivity and entertainment in both the home and workplace. In essence, a focus tool with which to channel an increasing number of functions or activities. While the PC has continued to evolve with ever increasing capabilities to emerge as the pre-dominant tool of choice, very little attention has been directed at capitalizing on the increased human productivity and performance benefits offered by the modern PC.

As a result, not only is the individual user prevented from realizing their productivity and performance potential, but is actually hindered as a result of RSI (Repetitive Stress Injuries). The following market statistics can be found at the National Institute for Occupational Safety and Health website in its discussion regarding the National Occupational Research Agenda ("NORA") and Musculoskeletal Disorders (ww2.cdc.gov/nora/naddinfoskeletal.html) and the related U.S. Department of Labour statistics can be found in the Occupational Safety and Health Administration ("OSHA") national press release of April 26, 2001. Based on information provided by the U.S. Bureau of Labour Statistics, in the US alone, more than $2.1 billion in workers' compensation costs and $90 million in indirect costs (hiring, training, overtime, and administrative costs) are incurred annually for these MSD (musculoskeletal disorders). In 1994, 332,000 MSD cases due to RSI were reported in U.S. workplaces. This figure represents nearly 65% of all illness cases reported to the U.S. Bureau of Labour Statistics--an increase of nearly 10% compared with 1993 figures and more than 15% relative to 1992 figures.

The most frequently reported upper-extremity MSD cases affect the hand/wrist region. According to the U.S. Department of Labour, in 1993, CTS (Carpal Tunnel Syndrome), the most widely recognized condition, occurred at a rate of 5.2 per 10,000 full-time workers. This syndrome required the longest recuperation period of all conditions resulting in lost workdays, with a median 30 days away from work. While the statistics have improved since 1993, RSI injuries consistently comprise over 65% of all occupational illnesses in private industry as recorded by the U.S. Dept of Labour. In 2000 alone (the last year of reported statistics) there were 250,000 reported cases. Uncounted from the roles are those RSI injuries either misdiagnosed, non-labour related unreported, or simply unreported.

The Information Technology industry has made several attempts over the years since CTS gained public awareness to address user RSI prevention, productivity, and performance through re-design of computer keyboards and mice. However in that time, there has been no reduction in reported cases of RSI from computer use and only minor progress towards user productivity and performance in the form of advancements to PC processing. As a result, business enterprises continue to apply capital expenditure budgets toward upgrading PCs without the ability to realize the worker productivity and performance targets that are used to justify these investments. Additionally, the litigation expenses and insurance costs combined with lost work days stemming from RSI injuries hinder the ability of companies to improve their operating expenses per employee ("OPEX") streams. This represents a significant market opportunity for Cyberhand if the company can provide, at a relatively low cost, a solution to prevent or reduce RSI.

Cyberhand has performed a number of market tests to determine the commercial viability of its ergonomic mouse and game controller products relating to the potential market demand discussed above. These tests include the following;

1.   Cyberhand retained Dan Robinson, a PhD in Kinesiology, to analyze the initial product designs and determine the strengths and ergonomics of the company's initial solid models. The Ergonomic Design Report resulted in the creation of the form module based on the ergonomics of the human hand that allowed the company to create the universal template based on for its products.
2.   In July 2002, Cyberhand commissioned a blind market survey, under the direction and assistance of the Government of Canada's Industrial Research Assistance Program ("IRAP") as a partner, performed by SMG Services Ltd. at the University of British Columbia to determine the engineering direction related to specific product features and the related market acceptability of the product. Cyberhand was able to specific market information relating to all aspects of the market demand for the product, including pricing. The results were encouraging, 65% of those surveyed stated that they would buy the Game Controller product at a price of between $50 and $75.
3.   Cyberhand then engaged Bill Cloutier as a business development advisor. Mr. Cloutier was the former Head of Business Development of VIA Systems, a company that is one of the largest contract manufacturers of computer related products. On Cyberhand's behalf, Mr. Cloutier attended Comdex 2002 in Las Vegas to perform competitive analysis and develop relationships for contract manufacturing, his specific area of expertise. Mr. Cloutier determined that although there is currently very little competition for the ergonomic mouse products there are signs that the market will readily accept such a product line. In addition, his work relating to securing production relationships has resulted in much success on behalf of Cyberhand.
4.   Cyberhand retained Michael Anthony, an extremely experienced marketing consultant in the computer peripheral market, to analyze the present market for Cyberhand's pointing devices and report potential sales revenue based on established retail distribution channels. This report has been completed and has been forwarded to Cyberhand. The report demonstrates that major retailers, distributors and fulfillment houses express interest in selling and distributing Cyberhand's current product offerings.

With respect to the market acceptance of the Pocketop Wireless PDA Keyboard, Pocketop reported in its financial statements over $1.36 million in revenue over the 15 months ended March 31, 2003 (audited). However, Pocketop reported a net loss of $2.37 million (audited) during this same 15 month period ending March 31, 2003. Current distributors are requesting product enhancements and continue to see increasing demand for the existing product offering. These requests for new products with or without enhancements will be satisfied by Cyberhand under the OEM Agreement with Pocketop.

In summary, Cyberhand believes it has completed a methodical, step by step approach to assessing the commercial viability of its products, verified at each stage by independent parties. Cyberhand believes that the evidence points to strong market acceptance of Cyberhand's products. In addition, the OEM Agreement with Pocketop significantly reduces the uncertainty of commercialization of the existing and new product offerings.

Cyberhand will focus its initial computer peripheral market penetration in the retail and corporate channels in Canada and the United Sates for the first 12 months after the Proposed Qualifying Transaction. See "Marketing Plans and Strategy".

Market Trends – Computer Peripheral Market

The industry for computer mice currently follows the general trends for the PC Industry since 70% of the yearly mouse volume is comprised of pull-through Original Equipment Manufacturers ("OEM") integrated PC sales, with the remaining 30% reflecting standalone retail after-market sales. Of the OEM PC volume, 75% reflects desktop computer sales which count directly toward mouse volume where 20% of buyers elect a mouse upgrade which adds 40%-60% OEM margin from a mouse ranging in price from $30 to $60. The retail growth rates for mice continue to outpace the OEM growth rates in both volume and margin reflecting the buying interest to upgrade PC components in an attempt to further performance and productivity yields from existing PC platform investments.

The following table demonstrates the growth of new mouse sales since this product's introduction to the marketplace in 1975. In addition, the table brings current the market information to establish market size and direction. Further, mouse sales are indirectly tied to the growth of PC sales and influenced by the size of the established base (for example: PC hardware upgrades) so this information is also included and also establishes market size and trends.

U.S. and Worldwide PC Market Growth

(All figures shown in millions)

TAM / SAM	1975	1980	1985	1990	1995	2000	2001	2002	2003	2006
U.S. Mouse Units (#M)	0.04	0.8	7.1	10.2	22.9	53.0	47.1	44.6	48.1	63.8
U.S. Mouse Units OEM (#M)	0.03	0.6	5.0	7.1	16.1	37.1	32.2	30.3	32.3	42.2
U.S. Mouse Units RETAIL (#M)	0.01	0.2	2.1	3.1	6.9	15.9	14.9	14.3	15.8	21.6
U.S. PC Sales (#M)	0.04	0.8	6.6	9.5	21.4	50.1	44.2	41.5	44.8	58.6
U.S. PC Revenues ($B)	0.05	1.5	17.2	24.5	56.8	95.9	78.2	71.2	77.0	99.1
U.S. PC Installed Base (#M)	0.04	1.4	19	51	93	176	178	170	184	240
Worldwide Mouse Units (#M)	0.05	1.2	11.8	26	75	148	143	146	158	233
Worldwide Mouse Units OEM (#M)	0.04	0.8	8.3	18	53	104	98	99	106	153
Worldwide Mouse Units RETAIL (#M)	0.02	0.4	3.5	8	23	44	45	47	52	80
Worldwide PC Sales (#M)	0.05	1.1	11	24	70	140	134	136	147	216
Worldwide PC Revenues ($B)	0.06	3.6	30	71	156	270	238	232	251	358
Worldwide Installed Base (#M)	0.05	2.1	33	100	232	562	598	639	691	1071

Source: Mouse Information: IDC Report December 2002/US PC revenue information: Gartner Dataquest Report October 2002/PC Sales Information: eTForecasts Market Research Report May 2002.

The OEM channel trends continue to experience severe margin pressure resulting from a 2-year-old industry price war, initiated after the merger of HP and Compaq, to capture share and drive out niche OEM providers. As a result Dell has been able to grow share from 19% to 29% at the expense of the combined HP-Compaq, while Micron and NEC were added to the list of large-scale casualties. Since OEM margins are more readily controlled through component supplier pricing than direct operations, the peripheral market including mice has suffered the greatest. Standard peripherals as a percentage of OEM cost of sales are becoming almost non-existent as giveaways have become the norm to luring buyers; thus the mouse industry has shifted its attention to the upgrade path already mentioned.

The retail channel trends continue to demonstrate stronger relative demand in part due to stretching of the underlying PC investment through peripheral upgrade paths. The other upgrade driver influencing buying behaviour is to benefit from those few feature improvements that have come to market during this time, namely optical and wireless mice.

In summary the mouse industry, led by Logitech and Microsoft with a combined 70% share, is searching for feature/platform innovation with which to capitalize on the growing demand for mouse upgrades in both channels. This will likely continue for the share leaders in this space as long as economic and OEM pricing challenges prevent them from retiring their low-end high-volume models. In 1999 alone, Logitech mice both branded and unbranded accounted for 82% of all products sold but only 40% of revenue.

Market Trends – Handheld Computer Device Market

The handheld device market is the fastest growing consumer electronic market in history. According to IDC (The Battle at Hand: the Smart Handheld Devices Market Forecast and Analysis, 2000-2004, IDC 2000 www.idc.com), unit shipments of PDAs grew from 2.8 million in 1998 to 9.3 million in 2000. IDC expects that number to grow 39% per year to 33.6 million units in 2004.

In dollar terms, the lucrative handheld market grew from US$1.0 billion in 1998 to US$3.6 billion in 2000 and is predicted to grow by IDC to grow 31% per year to US$10.8 billion in 2004. Despite the recent slowdown in overall technology sales and the earnings of device manufacturers, the industry analysts point to the huge untapped potential of the corporate enterprise market and the emergence of the more robust Windows-based devices as evidence that handheld device sales will continue their hyper-growth unit sales into the foreseeable future.

For developers of related technology components such as Cyberhand Technologies, the market opportunity has presented itself to make available to Industry both the patented Intellectual Property and resulting prototypes addressing the current market drivers and industry direction for next computer peripheral platforms.


MARKETING PLANS AND STRATEGIES


Like other vendors in the peripheral devices and pointing devices markets, Cyberhand's primary route to market will be channel based. Experience has shown that revenues through these channels (corporate, retail and OEM) account for most of all peripheral sales.

Initially, Cyberhand will focus on two channels, those serving the *corporate* user and those targeting the *retail* customer. Collectively, these channels virtually "own" the market for aftermarket pointing devices and other peripherals. In year two, it is expected that Cyberhand will be successful in signing its first significant OEM deal which will build on the brand equity and market momentum gained from a successful first year channel launch.

Corporate channels are those Value Added Reseller's (VAR's), systems integrators and fulfillment houses that target a primarily business and enterprise user. Chief among these are the fulfillment houses, which act as sourcing and procurement vehicles for the user departments of many of the "Fortune 500" companies. Largely invisible to the end user, this channel is concentrated in the hands of three major players—Corporate Software, Software Spectrum and Stream, which collectively control more than 40% of the PC-based hardware and software sold to corporate America. (Users at ATT, for example, are unaware that when they order a product through ATT's internal procurement number they are actually speaking to an inbound sales representative at Corporate Software). This channel is key to Cyberhand's first year goal of establishing rapid market traction by engaging six major fulfillment houses and more than 10 nationally significant VAR's to represent and promote Cyberhand products. By year two, the number of corporate channel partners is forecast to exceed 20, with monthly average sales production ramping up from a low of 1,000 units per partner per month to more than three times that. It should be noted that these estimates are derived from channel-supplied, historical sell-through data and represent an ambitious but entirely achievable target.

Retail channels are much more visible and generate potent market and brand equity through multi-location coverage and extensive consumer demand generation. Industry leaders such as CompUSA and Staples boast more than 700 locations each and target a varying mix of consumer, small office/home office ("SOHO") and small business markets. Cyberhand's first year goal is to engage at least 10 of these nationally and/or regionally significantly chains, with an average coverage of 250 storefronts each, for at total of more than 2,500 locations by year end. In year two, additional chains will be engaged but these will be smaller chains with an average of 100+ storefronts. Based on historical sell-through data, average monthly sales volumes in year one are conservatively projected to accelerate from an initial low of 7 units per store per month to approximately 24 units per month per location. In year two, retail sales volumes are expected to continue to grow as Cyberhand product gains mind share and brand recognition among channel partners and as new partners are added.

With such a channel-driven Go-To-Market Strategy, it is appropriate that virtually all promotion and demand generation activities are channel specific and channel dependent. (The only generic marketing activity envisioned by the marketing plan is an allocation for product reviews in target publications.) The principal reason for this approach is targeted cost-effectiveness. Consider the following example: a single full-page ad in Byte or similar national publication would cost $50,000 US for one occurrence. For approximately half of this amount, Cyberhand products may be included in daily newspaper ads running in major markets and sponsored by the national chains, with optional direct mail and/or telemarketing follow-up directed at the channel partner's customer base (i.e. purchasers of PC's 12-18 months prior who may be prime prospects for an aftermarket pointing device.)

The marketing plan differentiates between partner-friendly collateral material (designed to accommodate each partner's logo and location), partner launch market development funds (MDF) which are earmarked specifically for launch promotions as each new partner is engaged and co-op demand generation activities which are ongoing promotional campaigns jointly funded with the partner.

In addition to the above, the plan envisions one partner administered sales contest per year for the corporate channel and one for the retail channel. For example, in year one, funds may be allocated for an "Easy Rider" campaign with a first prize of a Harley-Davidson motorcycle for a chain's top salesperson of Cyberhand products. Campaigns of this nature have been quite successful in promoting mind share and excitement with key influencers of the retail sale—the sales staff "on the floor".

Similarly, efforts may be allocated for a "Foot-in-the-Door Campaign" among corporate channel partners. In this campaign, corporate channel partners are given a supply of sneakers (cross-trainers) with the instruction to send one sneaker only to the purchasing agent of their top 25-50 corporate customers. A tongue in cheek letter explains that if the purchasing agent will give the salesperson 15 minutes for a demonstration of a wonderful new pointing device he will receive both sneakers in his size.

With respect to staffing, the marketing plan contemplates a lean channel organization in the first two years, beginning initially with two account managers and expanding over time to include an administration aide (to track sell-through, returns and booked orders), a support person for channel sales training and exhibit support and a marketing co-ordinator to manage promotional and campaign logistics and support. In addition, a product manager is requested to provide pricing, competitive analysis, and other key elements of market intelligence as well as specifications for next product features and functionality. Although reporting through Marketing, this function should interface directly with product development and manufacturing to ensure ongoing product viability and competitiveness.

COMPETITIVE CONDITIONS

Cyberhand's current primary competitors are for the most part computer peripheral equipment manufacturers that distribute their products either direct to retail, or through OEMs or value added resellers ("VAR").

Cyberhand's competitive edge will come from its intellectual property relating to its innovative line of products (see "Cyberhand – Principal Products"). That advantage combined with the Resulting Issuer's plans to market its products through a number of strategic alliances should enable Cyberhand to compete and realize its business objectives. Recent analysis of competitors at the Comdex Exhibition in November 2002 revealed that there is no direct competition to Cyberhand's products but did note that some competitors are beginning to offer computer peripheral equipment with some ergonomic properties. Cyberhand believes this tends to validate the market for its products. Cyberhand did note increasing competition in the PDA Keyboard market. The Company believes its product is one of the best in this field and also feels that it can satisfy its current customers' requests for products relating to the cellular and Pocket PC market by developing the required product enhancements in its in house design studio.

Although there are some well established and significantly large competitors in the computer peripheral market, Cyberhand advantages with respect to the ergonomic mouse and game controller product lines include the following:

1.   Price
      Cyberhand intends to offer better performing and higher quality products at mid level prices. It is intended that all models will be sold to retail customers at a price under U.S. $72.00.
2.   Ergonomics
      Each Cyberhand product makes use of ergonomic design combined with unique stress absorbing products will provide a competitive advantage that is currently not offered in the computer peripheral marketplace.
3.   Margins
      Cyberhand owns all its technology and development allowing the company extreme flexibility in sourcing best value manufacturing.
4.   Volume
      The Company's marketing plan calls for a conservative number of products to be manufactured. However, using these relatively low numbers, and standardized components, Cyberhand is still able to capture economies of scale that will only improve as the size of the production run increases.
5.   Features
      Due to the design and technology being fully developed in house, Cyberhand will be able to incorporate very rapidly new feature sets in its products.
6.   Patents
      The Company's products are patent protected which may somewhat slow the Canadian and U.S. competition and could possibly permit Cyberhand to repel offshore imports or "knock-offs" of its products.
7.   Value
      Cyberhand will ensure that price performance is under competition by keeping overhead low and stressing engineering and quality. All capital cost intensive activities will be out-sourced to the best value supplier.
8.   Niche market
      The Company will aggressively market directly to large corporate purchasers with an ergonomic must have message that will empower these corporations with the ability to provide a more healthy work environment.
9.   Broad Distribution
      Direct and indirect marketing approaches combined with the Canadian Government Economic Development relationships may provide Cyberhand an advantage over U.S. or other foreign competitors.
10.   Validation and Verification
      Cyberhand will undertake to prove that it reduces Carpal Tunnel and other RSI disorders making it the device of choice for the insurance conscious employer.

With respect to the Wireless PDA Keyboard, Cyberhand can exploit three main areas of competitive advantage that will position this product as a long-term leader in this market;

1.   The Wireless PDA Keyboard has a number of proprietary hardware design advantages over the existing competition that are critical in the battle in the handheld peripherals market over design and size. Specifically, the Pocketop Wireless PDA Keyboard has filed a series of patents that are integral to the keyboard's compact size.
2.   The Pocketop Wireless PDA Keyboard has developed communications innovations such as infrared functionality that position it ahead of the competition. The move to wireless is an important leap as the company can demonstrate that it can quickly integrate other market-driven communication standards such as Bluetooth.
3.   Cyberhand is working on a number of software innovations that will be the key focus of future market competition and new product offerings.

Below is a list of some of Cyberhand's competitors (listed alphabetically) involved in controllers and pointing devices and a brief description of the competitor's business:

- **Advanced Gravis Computer Technology Ltd.**
  Advanced Gravis markets its products worldwide through its sales and distribution offices in the US and the Netherlands. Advanced Gravis is a subsidiary of Kensington Microwave Ltd. Cyberhand's competitive advantage with respect to the Advanced Gravis game controllers is that Cyberhand's one handed X2/3 units are faster and can be used for longer periods of time without experiencing stress from extended use fatigue.
- **CH Products (a division of Joystick Technologies Inc.)**
  CH has both domestic (USA) and international sales offices. The company markets the vast majority of its products to end users through a variety of channels. Cyberhand's competitive advantage with respect to CH products game/accessory (2 handed) controllers is that Cyberhand's one handed X2/3 units that are faster can be used for longer periods of time without experiencing stress from extended use fatigue.
- **Elo Touchsystems Inc.**
  It is estimated that the majority of Elo Touch screen sales are direct to OEMs with the remaining sales through VARs and System Integrators. Elo touchscreens and touchmonitors are available for a wide variety of uses, ranging from point of sale to kiosk applications, medical and industrial equipment, and gaming systems. Elo touchscreens for games are slower that Cyberhand's products but used in combination with Cyberhand's one handed gaming units could enhance both company's products performance.
- **Kensington Microware Ltd.**
  All of Kensington's pointing devices are sold to end users through a variety of channels including: computer stores, distributors, and mail order companies. Cyberhand' competitive advantage with respect to Kensington's controllers & mice is that Cyberhand's one handed X2/3 gaming units and mice are designed to be faster, more ergonomic and more accurate then Kensington's products.
- **Keytronic Corporation**
  Approximately 85% of Keytronic pointing devices are sold OEMs. Keytronic distributes most of its OEM products directly to its clients. A small percentage is shipped through distributors and VARs. Cyberhand's products are targeted for unique niches in traditional computer peripheral equipment markets. Keytronics make more traditional and standard mice and keyboards. Although Keytronics' product have wide market acceptance, they represent the low end market for both price and performance. Currently Keytronics is primarily an OEM manufacturer for other companies.
- **Logitech Inc.**
  Logitech manufacturers a wide range of pointing devices at their ISO certified manufacturing plants in Suzhou China and in Taiwan. They sell approximately 50% of their pointing devices to OEMs with the remaining shipments sold through end user channels. The majority of Logitech OEM sales are direct to corporate accounts with the rest shipped through distributors. Logitech's end user sales are through computer and other retail stores, distributors, and direct to the end user. Cyberhand's competitive advantage with respect to Logitech game controllers & joysticks is Cyberhand's one handed X2/3 units that are faster can be used for longer periods of time without experiencing stress from extended use fatigue. Cyberhand's mice or pointing devices are designed to be more ergonomic and comfortable than the current Logitech products.
- **Microsoft**
  Microsoft distributes the majority of its pointing devices to end users through various retail outlets. In addition, a small percentage of Microsoft's products are shipped to OEM clients. Cyberhand's competitive advantage with respect to the Microsoft game controllers & joysticks is that Cyberhand's one handed X2/3 units are faster and can be used for longer periods of time without experiencing stress from extended use fatigue. Cyberhand's mice or pointing devices are designed to be more ergonomic and comfortable then the current Microsoft products.
- **Mitsumi**
  All of Mitsumi's products are distributed to OEMs, either directly or through distributors. Most of Mitsumi's OEM clients are major PC manufacturers. Mitsumi does not produce a line of game controllers or joysticks. Cyberhand's competitive advantage with respect to mice or pointing devices are that Cyberhand's products are designed to be more ergonomic and comfortable than the current Mitsumi products.

- **Primax**
  The large majority of Primax's pointing devices are shipped directly to OEMs with approximately 15% of the company's sales shipped to end users. Primax distributes to OEMs directly, through distributors and manufacturers representatives. The company reaches end users directly, through retailers, manufacturers' representatives and distributors. Cyberhand's mice or pointing devices are designed to be more ergonomic and comfortable then the current Primax products.

FUTURE DEVELOPMENTS

Management expects that through its OEM Agreement with Pocketop, it will continue to generate revenue from existing Wireless PDA Keyboard product offerings. Cyberhand will continue software development of the Wireless PDA Keyboard so that it can be the market leader in supplying keyboards for the cellular and web-based handheld computer markets. In addition, Cyberhand's game controller and ergonomic mouse product lines will be ready to begin generating revenues within six months upon Closing of the Qualifying Transaction. The Resulting Issuer plans to expend further funds on research and development to continue to enhance and optimize on development work already completed, to further launch new products and expand sales, marketing and distribution channels. (See "Resulting Issuer - Milestones").

PROPRIETARY PROTECTION

Cyberhand's intellectual property is patent protected. As a result of the OEM Agreement with Pocketop and a general security agreement related to the assignment of Pocketop loans from Tullaree to Cyberhand, Cyberhand has access to all Pocketop's Intellectual Property, including patents and new product development. See Cyberhand - Product Description for type and status of these patents.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF CYBERHAND

Summary and Analysis of Operations

	For the six months ended June 30, 2003	For the year ended December 31, 2002
Net Income (loss) for the period	$(293,819)	$(329,832)
Total Assets	12,698	19,311
Research and Development Expenditures	178,248	234,358
General and Administration Expenditures	52,400	35,739
Legal and Professional Expenditures	44,006	22,000
Marketing Expenditures	19,165	37,735

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nature of Business

The following discussion relates to the six month period from January 1, 2003 to June 30, 2003, the last fiscal year ended December 31, 2002 and the period from Inception (October 3, 2001) to December 31, 2001. This discussion and analysis should be read in conjunction with the financials statements appearing elsewhere in this Information Circular. Historical results of operations, percentage relationships and any trends that may be inferred from the following discussion and analysis are not necessarily indicative of the operating results for any future period.

Cyberhand was incorporated in the province of Alberta on October 3, 2001. Since Inception, Cyberhand has been engaged in the business of developing new technologies specific to consumer electronics, primarily computer peripheral equipment. There are no revenues to June 30, 2003, reflecting the early stage of Cyberhand's operations. The majority of expenses incurred to date relate to research and development of Cyberhand's intellectual products and its first two product lines. These products lines are an enhanced performance Game Controller and two versions of ergonomically designed mice or pointing devices.

During the 12 months ended December 31, 2002, the six month period ended June 30, 2003 and the subsequent period to the date of this Information Circular, Cyberhand's principal business has been to further develop its existing intellectual property by producing production grade prototypes of the first two product lines, gauge market acceptability, identify and evaluate partners for production, distribution, and sales and marketing. In its acquisition of Pocketop and the related OEM Agreement, Cyberhand has a third product offering and has begun to generate revenues.

Cyberhand signed a Letter of Intent in respect to a share acquisition by Brockton Capital Corporation; a company listed on the TSX Venture Exchange, and has been working with Brockton to effect this Qualifying Transaction and subsequently entered into a Share Purchase Agreement dated August 28, 2003.

By the aforementioned Share Purchase Agreement, Brockton has agreed to acquire 100% of the common shares of Cyberhand in consideration for the issuance of 8,130,000 common shares of the Company, which figure includes the 500,000 shares of Cyberhand to be issued to Tullaree as consideration for the acquisition of the interest in Pocketop.
A finder's fee relating to the Qualifying Transaction will be payable upon closing of the transaction in the amount of 410,000 Common shares of the Resulting Issuer at a deemed price of $0.25 per share, to two (2) parties including Brad Kitchen, a director of the Company. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

Brockton has advanced $99,280 to Cyberhand pursuant to three (3) promissory notes which bear interest at 10% per annum, and are secured by a general security agreement on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties and the receipt of proceeds with respect to government grants and scientific research and experimental development tax credits, such proceeds to be applied against the promissory notes.

Brockton has also advanced $25,000 in respect to a Sponsorship Agreement for the acquisition as noted above and Cyberhand has advanced $10,555 to the sponsor for advisory and fiscal agreement fees and a total of $18,000 as a retainer for various legal expenses relating to the transaction.

In connection with the aforementioned acquisition, Cyberhand and Brockton entered into the Agency Agreement for an offering of up to $2,000,000 by way of an offering memorandum in Cyberhand. The proceeds of this financing will be held in trust to close concurrently with the close of the Proposed Qualifying Transaction. These shares will be exchanged for shares issued in Brockton upon the Close of the Proposed Qualifying Transaction. The Agent is entitled to a commission, payable in cash, equal to 10% of the gross subscription proceeds realized from the sale of the Cyberhand common shares sold by the Agent, or 4% of the gross subscription proceeds realized from the sale of common shares sold to those subscribers whose name was provided by Brockton or Cyberhand to the Agent. In addition to the foregoing consideration, the Agency Agreement authorizes the issuance to the Agent of Agent's Warrants representing 15% of the Cyberhand common shares placed by the Agent and the Agent's selling group. No Agent's Warrants will be issued for Cyberhand common shares acquired by subscribers introduced by the Company. The Agent's Warrants will each be exercisable into one common share of the Resulting Issuer at the offering price of the Concurrent Financing during the first year following the close of the Concurrent Financing, and during the second year, at a price equal to 1.15 times the offering price of the Concurrent Financing.

It is anticipated that at the closing of the Proposed Qualifying Transaction, Cyberhand will have no short term or long term debt obligations. The estimated net proceeds available to the Resulting Issuer upon the Close of the Proposed Qualifying Transaction and the Concurrent Financing will be approximately $1,276,000 in the case of the minimum offering and $1,636,000 in the case of the maximum offering after deducting the Agent's commission. Cyberhand expects that the Resulting Issuer's working capital will be sufficient to fund operations for 15 months.

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop") from Tullaree Capital Inc. ("Tullaree"), in consideration for 500,000 common shares of Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Qualifying Transaction. In addition, loans payable owing by Pocketop totalling $380,000 will be acquired by Cyberhand from Tullaree as part of the transaction and as consideration therefor Cyberhand will issue a promissory note for $380,000 to Tullaree on closing of the transaction between Cyberhand and Tullaree payable on the earlier of November 30, 2003 or the Closing if the promissory note totalling $380,000 is not repaid by Cyberhand, then the original loans payable by Pocketop and the related general security agreement will be transferred back to Tullaree and the promissory note from Cyberhand to Tullaree will be cancelled. Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,334 for a term expiring May 25, 2005, to be paid either in cash or by the issuance of 833,334 common shares of the Company. The proposed acquisition of the Tullaree shares of Pocketop is subject to regulatory approval which has not been received to date.

As a result of the Share Purchase Agreement, Cyberhand will own approximately 32% of the common shares of Pocketop and if the option to acquire Tullaree's remaining holdings is exercised, Cyberhand will then own approximately 64% of Pocketop. The remaining 36% ownership of Pocketop is widely held. Further, Cyberhand will also receive 1,325,000 warrants to acquire shares of Pocketop and if Cyberhand exercises its option to acquire the balance of Tullaree's interest in Pocketop, it will receive a further 1,325,000 warrants. The warrants have an exercise price of $0.20 per share and expire on May 26, 2005. In addition, on August 1, 2003, Northshore Property Management Inc. ("Northshore"), a private Ontario company owned by Starcom Technologies Inc., the major shareholder of Cyberhand, signed a management agreement with Pocketop to provide services to manage and administer the business of Pocketop. The contract has an initial term of one year and Northshore will be paid a monthly fee of $10,000.

Cyberhand, through its U.S. subsidiary, has negotiated a non-exclusive agreement with Pocketop (the "OEM Agreement") that grants Cyberhand, initially, for a two-year period, the right to manufacture market and sell the Pocketop Wireless PDA Keyboard using either the Pocketop or Cyberhand trademark or trade names. Under the terms and conditions of the OEM Agreement, Cyberhand will pay Pocketop a U.S. $5.00 royalty payment for every unit sold with a minimum sales requirement of 20,000 units per year.

Tullaree has also advanced a $150,000 loan to Cyberhand (the "Cyberhand Loan") bearing interest at 12% per annum. The Cyberhand Loan together with accrued interest thereon is to be repaid on the earlier occurrence of the date of closing of the Qualifying Transaction or September 30, 2003. The term of this loan has been extended and is anticipated to be repaid prior to the closing of the Qualifying Transaction. In addition, Cyberhand will repay the Cyberhand Note to Tullaree at the earlier occurrence of either the repayment of the Loans through Pocketop's operations or the close of the Qualifying Transaction.

Revenue

Cyberhand is in a pre-revenue stage and has not generated any revenue to June 30, 2003.

Research and development expenses

Research and development expenses consist primarily of contractors employed to design the products, create prototypes and create the engineering required for the production and testing of the products. During the six months ended June 30, 2003, Cyberhand expensed $178,248 (unaudited) for research and development. The $178,248 is comprised of $51,000 for design and modelling of plastic prototypes, $78,000 for prototype design, $25,000 for equipment and office lease to a related party, $21,436 for circuit board design and development and $2,811 for miscellaneous expenses. During the year ended December 31, 2002, Cyberhand expensed $234,358 for research and development, compared to $14,597 in the period from inception to December 31, 2001. The $234,358 is comprised of $86,233 for design and modelling of plastic prototypes, $77,825 for prototype design, $50,000 for equipment and office lease, $15,300 for circuit board design and development, $3,500 for design patent applications and $1,500 for miscellaneous expenses. The equipment and office lease and miscellaneous expenses were paid to a related party, $50,000 of the research and development expenses relating to prototype design was paid by the issuance of 250,000 shares at a deemed price of $0.20 per share. The research and development expenses for the six months ended June 30, 2003 are reflective of Cyberhand's commitment to product innovation. If annualized the research and development expenses would be $356,496; an increase of $122,138 over the 12 months ended December 31, 2002.

General and administration expenses

General and administration expenses consist primarily of payments for corporate services such as preparation of the business plan, corporate finance advisory services, and equipment and office expenses. During the six months ended June 30, 2003 $52,400 had been expensed and during the year ended December 31, 2002, $35,739 had been expensed for general and administration costs. There were no expenses incurred during the short period from inception to December 31, 2001. The increase is due primarily to work required to place Cyberhand in a position where it can effect the Proposed Qualifying Transaction.

Legals and professional expenses

During the six month period ended June 30, 2003, $44,006 had been expensed for legal and professional fees. Legal and professional expenses consist primarily of expenses incurred by legal counsel and financial advisors. During the year ended December 31, 2002, $22,000 had been expensed for legal and professional expenses compared to $2,500 for the period from inception to December 31, 2001. The period over period increase is a result of filing patents and direct costs related to the Proposed Qualifying Transaction.

Marketing expenses

Marketing expenses consist primarily of trade show expenses and market acceptability studies expenses incurred by external contractors and advisors. During the six month period ended June 30, 2003, $19,165 had been expensed and during the year ended December 31, 2002, $37,735 had been expensed for marketing expenses. There were no marketing expenses for the period from inception to December 31, 2001.

Income Taxes

Cyberhand had not earned any revenue to June 30, 2003 and consequently has not been required to pay any corporate income tax. Cyberhand has accumulated losses for income tax purposes which are available to reduce taxable income in future periods

Liquidity

As at June 30, 2003, Cyberhand had a total of $3,169 in cash and had secured financing for an additional $100,000. This loan was obtained in two tranches, $50,000 on July 3, 2003 and $50,000 on August 1, 2003.

The Concurrent Financing contemplates providing the required capital to complete the Proposed Qualifying Transaction and fund Cyberhand's operations for the 15 months after Closing. This funding will provide the necessary liquidity in the near term until the Resulting Issuer is able to commercialize its products so as to generate revenues to the point that they exceed operating expenses. In addition, research and development costs incurred by Cyberhand since inception are intended to be offset to some extent by Scientific Research and Experimental Development (SR&ED) cash refunds from Canada Customs and Revenue Agency. Cyberhand intends to apply for these cash refunds within the next quarter. The Proposed Qualifying Transaction will mark the end of Cyberhand's status as a Canadian Controlled Private Corporation (CCPC), which precludes further cash refunds. Due to the ongoing nature of product development, it is anticipated that Cyberhand will continue to accumulate non-cash tax credits for offset against corporate income taxes in the future. In addition, Cyberhand is in the process of filing an initial claim under the Government of Canada's Industrial Research Assistance Program. Since this is Cyberhand's initial claim and Cyberhand has no history of claims, the expected benefit of the claim has not been recorded on the Company's financial statements.

The Resulting Issuer may be dependent on the availability of additional capital resources in the future. There can be no assurance that such additional financing, whether by debt or equity, can be obtained on terms satisfactory to the Resulting Issuer.

TRENDS

Cyberhand anticipates that through its OEM Agreement with Pocketop, it will be generating revenues beginning in the month of September. In addition, Cyberhand anticipates completion of production grade prototypes of the computer mouse and game controller within a month of the date of this Information Circular. These prototypes will be used primarily to attract market interest with the goal of securing conditional sales orders. Once these orders are received, production could begin almost immediately.

CONSOLIDATED CAPITALIZATION

Consolidated Capitalization

The authorized capital of Cyberhand consists of an unlimited number of Class "A" common voting shares without par value, an unlimited number of Class "B" common non-voting shares without par value, an unlimited number of Class "C" non-cumulative redeemable preferred shares without par value and an unlimited number of Class "D" non-cumulative redeemable preferred shares without par value. As at the date hereof, there are 7,630,000 Class A common shares issued and outstanding and a further 500,000 Class A common shares are to be issued to Tullaree in connection with the acquisition of the interest in Pocketop. The common shares rank equally within their class as to dividends, voting rights, participation in assets and in all other respects. The issued shares are not subject to call or assessment nor are there any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of the date of the most recent balance sheet contained in this Information Circular(1)	Amount outstanding as at September 15, 2003
Class A Common Shares	Unlimited	7,630,000	8,130,000
Class B Common Shares	Unlimited	Nil	Nil
Class C Preferred Shares	Unlimited	Nil	Nil
Class D Preferred Shares	Unlimited	Nil	Nil

Notes:

(1) Cyberhand's shareholders' deficit is $640,748 as at the date of the most recent balance sheet included in this Information Circular (June 30, 2003).

PRIOR SALES

Prior Sales

The following table represents Cyberhand's securities sold within the 12 months before the date of this Information Circular:

Prior Sales of Common Shares	Number of Issued Shares	Price Per Share	Total Consideration
Shares Issued prior to October 1, 2002	6,500,000	---	---
Prior Sales within the last 12 months - Issued to Related Parties - Issued to Non-Related Parties	100,000	$0.25	$25,000
	250,000(4)	$0.20	$50,000
	500,000(5)	$0.25	$100,000
	180,000(6)	$0.25	$45,000
	500,000(3)	$1.00	$500,000
Proposed Concurrent Financing(2)	5,000,000(1)	$0.40	$2,000,000

Notes:

(1) This assumes the maximum number of shares are issued pursuant to the Concurrent Financing. The minimum offering will be 4,000,000 shares for total consideration of $1,600,000.

(2) These shares will be offered by Cyberhand by way of an Offering Memorandum and will be exchanged for shares of Brockton, on a one-for-one basis, to close concurrently with the Proposed Qualifying Transaction.

(3) These shares were issued to Tullaree Capital Inc. in exchange for approximately one-third of the issued and outstanding common shares of Pocketop Computer Corporation.

(4) Cyberhand issued 250,000 shares at $0.20 per share in return for research and development services provided by an independent contractor.

(5) Cyberhand issued 500,000 shares by way of a subscription agreement for $0.20 per share to a non-related party.

(6) Cyberhand issued 180,000 shares by way of two subscription agreements for $0.25 per share to non-related parties.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Particulars of compensation paid to Patrick Burke, Cyberhand's President (the "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation($)	Securities Under Options/SARs Granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Patrick Burke President	2002 2001	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

There were no options granted to the Named Executive Officer of Cyberhand during the most recently completed financial year.

Cyberhand has no compensation committee.

There were no options held by the Named Executive Officer that were exercised during the most recently completed financial year.

There were no options held by the Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for the Named Executive Officer during the most recently completed financial year.

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of Cyberhand during the last completed financial year.

There were no stock options granted to directors of Cyberhand during the most recently completed financial year.

The directors of Cyberhand have not received any cash compensation for services rendered in their capacity as directors of Cyberhand.

NON-ARM'S LENGTH PARTY TRANSACTIONS

Arm's Length Transactions

Concurrent with the formation of Cyberhand, that company acquired the intellectual property comprising the research and patents pertaining to the game controller product line. Cyberhand issued 1,000,000 shares to Patrick Burke for this intellectual property and Mr. Burke was appointed President of Cyberhand (see Material Contracts – Asset Purchase and Sale Agreement with Patrick Burke).

LEGAL PROCEEDINGS

Legal Proceedings

There are no material pending legal proceedings to which Cyberhand is or is likely to be a party which are material to the business and affairs of Cyberhand.

MATERIAL CONTRACTS

Material Contracts

Cyberhand has entered into the following material contracts:

8. Asset Purchase and Sale Agreement with Patrick Burke dated January 1, 2002;
9. Corporate Finance Consultant Contract with Brad Kitchen dated August 1, 2002;
10. Share Purchase Agreement with the shareholders of Cyberhand and Brockton Capital Corp. dated August 28, 2003;
11. Agency Agreement with Brockton and the Agent dated September 1, 2003;
12. Share Purchase Agreement with Tullaree Capital Inc. dated July 31, 2003.; and
13. OEM Agreement with Pocketop Computer Corporation dated August 1, 2003.

These material contracts may be viewed at Cyberhand's head office at 802 4th Avenue, Fernie, BC., during normal business hours.

INFORMATION CONCERNING THE RESULTING ISSUER

Corporate Structure
Name and Incorporation

The Company will change its name concurrently with the Completion of the Qualifying Transaction from "Brockton Capital Corp." to "Brockton Technologies Corp.", or such other name as proposed by the directors and is subject to regulatory and Member approval. The Resulting Issuer will remain incorporated under the laws of British Columbia. The registered office in British Columbia and the address for service of the Resulting Issuer will be Suite 604 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T7.

Intercorporate Relationships

The Resulting Issuer will own 100% of all of the issued securities of Cyberhand upon Completion of the Qualifying Transaction. Initially, Cyberhand will remain as a company incorporated under the laws of Alberta.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

The Resulting Issuer expects to accomplish the following business objectives for the 12 month period following the Completion of the Qualifying Transaction:

Business Objectives	Estimated Time Period (Months After Completion of QT)
General and Administrative Expenses	
1. Continue recruitment of additional executive, support staff and board personnel	6 months
2. Develop strategy to expand both products and new market penetration	12 months
Manufacturing	
1. Implement manufacturing, assembly and distribution plan of new products	3 months
2. Complete new products production run with distribution to vendors	6 months
3. Satisfy ongoing manufacturing requirements to suit new product roll-out	12 months
Marketing & Sales	
1. Begin roll-out of marketing plan	1 month
2. Obtain conditional purchase orders for new products	3 months
3. Expand North American multiple sales channels	6 months
4. Enter into agreements with additional core distributors	3 months
5. Complete staffing of internal sales and marketing group	12 months
6. Participate in key computer peripheral industry tradeshows/conferences	12 months
7. Ongoing sales/marketing activities	12 months
Support Services	
1. Create technical, customer and sales support plan	3 months
2. Implement ongoing technical, customer and sales support plan	12 months
Research & Development	
1. Complete planned enhancements to existing products	3 to 12 months
2. Complete development of current concept products	6 to 9 months
3. Complete research program for new product development	9 months

Business Objectives	Estimated Time Period (Months After Completion of QT)
4. Ongoing research and development	12 months

Milestones

The business objectives will be attained subject to the successful completion of a number of operational milestones:

Business Objectives	Estimated Time Period (Months After Completion of QT)	Anticipated Costs (Minimum Offering)	Anticipated Costs (Maximum Offering)
General and Administrative Expenses			
1. Continue recruitment of additional executive and board personnel			
• Management positions to be filled include Chief Operating Officer and related support staff	6 months	Nil	Nil
• Recruit Board member(s) with relevant business expertise/contacts in the computer peripheral and financial markets	9 months	$5,000	$5,000
2. Develop strategy to expand both products and new market penetration			
• Senior management and board to develop a plan to access new markets for components of existing products	6 months	$10,000	$30,000
• Continually source and assess acquisition opportunities with a focus on creating synergies with existing resources	12 months	$5,000	$25,000
3. Miscellaneous general and administrative expenses including listing requirements, audit and legal fees and salaries not related to specific business units	12 months	$56,000	$56,000
4. Salaries (1/2 CEO $30,000 plus accrued salaries)		$80,000	$80,000
Sub-Total General		**$156,000**	**$196,000**
Manufacturing			
1. Implement manufacturing, assembly and distribution plan of new products			
• Coordinate sourcing of manufacturer and assembly to satisfy cost efficiencies and inventory funding constraints (i.e. offshore vs. domestic production)	1 month	$10,000	$10,000
• Enter into warranty and inventory programs with manufacturer for new products	3 months	$10,000	$10,000
2. Complete new product's production run with distribution to vendors	6 months	$55,000	$145,000
3. Satisfy ongoing manufacturing requirements to suit new product roll-out			

Business Objectives	Estimated Time Period (Months After Completion of QT)	Anticipated Costs (Minimum Offering)	Anticipated Costs (Maximum Offering)
• Work with existing and new suppliers to continually develop most cost efficient and technologically advanced production methodologies.	12 months	$50,000	$100,000
4. Salaries		-	-
Sub-Total Manufacturing		**$125,000**	**$265,000**
Marketing & Sales			
1. Begin roll-out of marketing plan			
• In conjunction with sourcing manufacturing commitments, initiate marketing plan with a focus on shortest route to revenue	1 months	$5,000	$5,000
• Develop marketing plans for other industry verticals	3 months	$10,000	$10,000
2. Obtain conditional purchase orders for new products			
• Use launch of prototypes to generate potential retailer interest	3 months	$10,000	$10,000
3. Expand North American multiple sales channels			
• Expand strategic alliance with partners targeting computer peripheral retailers	3 months	$10,000	$10,000
• Create on-line retailing capabilities through existing web-site for new products	3 months	$10,000	$10,000
• Investigate and, if feasible, enter into contracts with targeted OEM partner to license Cyberhand's technology	6 months	---	---
4. Enter into agreements with additional identified core distributors			
• Once additional key distribution partners have been identified enter into contracts with an intention of hitting moderately aggressive minimum sales targets	3 months	$10,000	$10,000
5. Complete staffing or internal sales and marketing group			
• hire other key management with contacts in sales and distribution so that Cyberhand does not have to build an extensive in-house sales and distribution infrastructure	12 months	$5,000	$15,000
6. Participate in key computer peripheral industry tradeshows/conferences			
• Develop tradeshow booth and collateral marketing materials	3 months	$10,000	$20,000
• Partner with key industry players to generate synergy from displays	6 months	$5,000	$15,000

Business Objectives	Estimated Time Period (Months After Completion of QT)	Anticipated Costs (Minimum Offering)	Anticipated Costs (Maximum Offering)

• Attend identified key industry tradeshows/conferences in the US and Canada to conduct on-going sales/business development. Includes:
  ○ CES (Consumer Electronics Show)
  ○ Targeted exhibitions such as the New England Tech Exhibit at the Canadian Consulate in Boston
	12 months	$10,000	$20,000

7. Ongoing sales/marketing activities			
• As growth permits, recruit additional account executives in select geographical areas. These executives will be paid a base salary as well as commissions based on predefined sales quotas	12 months	$10,000	$25,000
• General business development activities including costs for travel, demonstrations and account management	12 months	$35,000	$50,000
8. Salaries (Vice-President Channel Marketing ($90,000), ½ CEO ($30,000)		$120,000	$120,000
Sub-Total Marketing & Sales		**$250,000**	**$320,000**
Support Services			
1. Create technical, customer and sales support plan			
• Working in conjunction with manufacturer/distributor develop a comprehensive plan to ensure retail perceptions are favourable with respect to customer service based on existing infrastructure	3 months	$5,000	$10,000
2. Implement ongoing technical, customer and sales support plan using existing infrastructure			
• Technical Implementation support for all products	9 months	$15,000	$20,000
• Ongoing costs for providing technical sales support and customer support	12 months	$5,000	$25,000
3. Salaries (1/2 CTO ($36,000), Operations Manager)		$60,000	$60,000
Sub-Total Support Services		**$85,000**	**$115,000**
Research & Development			
1. Complete planned enhancements to existing products			
• Development, prototyping and introduction into the market of enhancements to existing products, for example:	3 months to 12 months	$10,000	$20,000

Business Objectives	Estimated Time Period (Months After Completion of QT)	Anticipated Costs (Minimum Offering)	Anticipated Costs (Maximum Offering)
○ Rumble packs, smell generators, biometrics protection and retinal scanners			
2. Complete development of current concept products			
• Create prototypes and test products including market acceptability	6 months	$20,000	$30,000
• Source manufacturers	6 months	$5,000	$5,000
• Use existing sales and marketing infrastructure to facilitate ease of market entry	9 months	$5,000	$10,000
3. Complete research program for new product development			
• Develop new concept products based on changing market conditions including the use of the most advanced technologies available	9 months	$10,000	$15,000
4. Ongoing research and development			
• Continued program for research and development of new products will be targeted to be 20% of revenues after existing product concepts brought to market – time frame approximately 3 years	12 months	$4,000	$4,000
5. Salaries (1/2 CTO)		$36,000	$36,000
Sub-Total Research & Development		**$90,000**	**$120,000**
Total Anticipated Costs(1)		**$706,000**	**$1,016,000**

Notes:

(1) See Business of the Resulting Issuer – Principal Purposes of Funds.

DESCRIPTION OF THE SECURITIES

The authorized capital of Brockton consists of 200,000,000 shares comprised of 100,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at the date hereof, there are 4,087,500 common shares and nil preferred issued and outstanding. The common shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects. The issued shares are not subject to call or assessment nor are there any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

The preferred shares may be issued from time to time in one or more series and with such special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights upon dissolution of Brockton and voting as the directors of Brockton may, from time to time, determine by resolution. Currently, the preferred shares rank in priority over common shares as to the payment of dividends and return of paid up capital upon dissolution or winding up of Brockton. Holders of preferred shares are not entitled to notice of or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the *Company Act* (British Columbia)). Brockton may at any time purchase for cancellation or redeem any of the preferred shares and holders of preferred shares may require Brockton to retract such shares in accordance with the terms upon which such shares have been issued.

PRO FORMA CONSOLIDATED CAPITALIZATION

Pro Forma Consolidated Capitalization

Consolidated Share and Loan Capital

The following table represents select particulars of the share and loan capital of the Resulting Issuer following the completion of the Proposed Qualifying Transaction (at which time, Cyberhand will be a wholly-owned subsidiary of Brockton):

Designation of Security	Amount Authorized or to be Authorized	Amount to be outstanding Upon Completion of the Proposed Qualifying Transaction/Minimum Offering(4)	Amount to be outstanding Upon Completion of the Proposed Qualifying Transaction/Maximum Offering(4)
Common Shares	100,000,000	16,627,500(1)(2)	17,627,500(1)(3)
Preferred Shares	100,000,000	Nil	Nil

Notes:

(1) In addition there are 407,500 shares of the resulting issuer reserved for future issuance on the exercise of stock options.

(2) In addition there will be 1,662,750 shares of the Resulting Issuer reserved for future issuance on the exercise of stock options (including the 407,500 option already reserved) and 600,000 shares of the Resulting Issuer reserved for future issuance of the Agents' Warrants, assuming the minimum financing and the Agent placing 100% of the financing.

(3) In addition there will be 1,762,750 shares of the Resulting Issuer reserved for future issuance on the exercise of stock options (including the 407,500 option already reserved) and 750,000 shares of the Resulting Issuer reserved for future issuance of the Agents' Warrants, assuming the maximum financing and the Agent placing 100% of the financing.

(4) See Summary of Information Circular - Concurrent Financing, regarding terms of the Concurrent Financing.

Existing Share Capital and Prior Sales

The authorized capital of Brockton consists of 200,000,000 shares comprised of 100,000,000 common shares without par value and 100,000,000 preferred shares without par value. As at the date hereof, there are 4,087,500 common shares and nil preferred issued and outstanding. The common shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects. The issued shares are not subject to call or assessment nor are there any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

As of the date of this circular, Brockton has no outstanding loans or debt obligations.

The following table represents the Resulting Issuer's share capital both before and after the completion of the proposed Qualifying Transaction including the Private Financing (assuming maximum financing) and Concurrent Financing (assuming maximum financing)

Prior Sales of Common Shares	Number of Issued Shares	Price Per Share	Total Consideration
Prior Sales within the last 12 months	Nil	Not Applicable	Not Applicable
Issued before completion of the Proposed Qualifying Transaction as at most recent month end (April 30, 2003):			
Discount Seed Shares Issued (April 30, 2001)	2,250,000	$0.075	$168,750
Pursuant to the Initial Public Offering ("IPO")	1,750,000	$0.15	$262,500
Exercise of brokers options associated with IPO	87,500	$0.15	$13,125
To be Issued pursuant to the Proposed Qualifying Transaction	8,130,000	$0.2546	$2,070,000
To be issued in payment of Finder's Fee	410,000		
Sub-Total prior to Concurrent Financing	12,627,500	---	---
Maximum Concurrent Financing	5,000,000	$0.40	$2,000,000
Issued upon completion of the Proposed Qualifying Transaction with Maximum Concurrent Financing(1)	17,627,500		**$3,681,870**
To be issued pursuant to the Minimum Concurrent Financing	4,000,000	$0.40	$1,600,000
Issued upon completion of the proposed Qualifying Transaction with Minimum Concurrent Financing(1)	16,627,500	---	**$3,281,870**

Notes:

(1) Excluding common shares issuable upon the exercise of the Agent's Warrants to be issued in connection with the Concurrent Financing.

Fully Diluted Share Capital of the Resulting Issuer

	Maximum Offering	
	Number of Securities	**Percentage of Total**
Issued as at the most recent month prior to the date of this Information Circular	4,087,500	20.3%
To be Issued pursuant to the Proposed Qualifying Transaction	8,130,000	40.4%
To be issued in payment of Finder's Fee	410,000	2.0%
To be issued pursuant to Concurrent Financing	5,000,000	24.8%
Securities Reserved for Future Issuance;		
• On the Exercise of incentive stock options issued under the existing Stock Option Plan (Based on maximum financing)	1,762,750	8.8%
• Agents Warrants issued in conjunction with the Concurrent Financing (based on maximum financing and the Agent placing 100% of the financing)	750,000	3.7%
TOTAL:	20,140,250	100%

	Minimum Offering	
	Number of Securities	**Percentage of Total**
Issued as at the most recent month prior to the date of this Information Circular	4,087,500	21.6%
To be Issued pursuant to the Proposed Qualifying Transaction	8,130,000	43.0%
To be issued in payment of Finder's Fee	410,000	2.2%
To be issued pursuant to Concurrent Financing	4,000,000	21.2%
Securities Reserved for Future Issuance;		
• On the Exercise of incentive stock options issued under the existing Stock Option Plan (Based on maximum financing)	1,662,750	8.8%
• Agents Warrants issued in conjunction with the Concurrent Financing (based on maximum financing and the Agent placing 100% of the financing)	600,000	3.2%
TOTAL:	18,890,250	100%

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Funds Available

Available Funds and Principal Purpose for the Available Funds of the Resulting Issuer

The total funds available to the Resulting Issuer on Completion of the Qualifying Transaction would be approximately $1,276,000, assuming the minimum Concurrent Financing, and $1,636,000, assuming the maximum Concurrent Financing. These funds would consist of Brockton's working capital of approximately $210,000 (unaudited) as at October 31, 2003, Cyberhand's working capital deficit of approximately $374,000 (unaudited) as at October 31, 2003 and net proceeds of the Concurrent Financing of $1,440,000 (minimum) or $1,800,000 (maximum), after deducting the Agent's commission, assuming that the Agent sells all the shares offered in the Concurrent Financing.

The estimated funds available to the Resulting Issuer are currently intended to be used as outlined below under the heading "Principal Purposes of Funds". The proceeds from the exercise of any warrants and stock options will also be incorporated into the Resulting Issuer's general working capital.

The Resulting Issuer will apply the funds available to it on completion of the Proposed Qualifying Transaction to further Cyberhand's stated business objectives set out under "Information Concerning the Resulting Issuer– Milestones" and to satisfy general and administrative expenses of the Resulting Issuer for the next 12 month period. There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary in order for Cyberhand to achieve its stated business objectives. In addition, the Resulting Issuer may be required to raise additional monies (through debt or equity financing) over the next 12 months.

The Resulting Issuer's working capital available to fund ongoing operations will be sufficient to meet its administration costs for 15 months.

Dividends

The Resulting Issuer does not intend to declare or distribute dividends.

Principal Purposes of Funds

	Minimum Offering(1)	Maximum Offering(1)
Expenses to Complete the Proposed Qualifying Transaction	$90,000	$90,000
Business Development costs of Cyberhand, the component parts of which are(3)		
• Marketing & Sales	250,000	320,000
• Technical Sales Support, Implementation and Customer Support	85,000	115,000
• Research and Development, and General Product Development	90,000	120,000
• Production and Manufacturing	125,000	265,000
• Repayment of Loan Obligations	380,000	380,000
• General and Administrative expenses for 12 months(2)	156,000	196,000
• General corporate working capital	100,000	150,000
Total:	$1,276,000	$1,636,000

Notes:

(1) Represents the maximum commission of 10% which assumes all Common Shares are sold by the Agent without assistance from the Company.

(2) Includes approximately $50,000 for accrued salary to be paid to Brad Kitchen, a Director of the Company, by Cyberhand.

(2) See "Information Concerning the Resulting Issuer – Milestones."

PRINCIPAL SECURITYHOLDERS

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of the Company, the following persons will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Resulting Issuer upon the Closing of the Qualifying Transaction:

Name and Municipality of Residence	Number of Shares after Closing of the Qualifying Transaction	Percentage of Outstanding Shares after Closing of the Qualifying Transaction based on Minimum Offering(2)	Percentage of Outstanding Shares after Closing of the Qualifying Transaction based on Maximum Offering(4)
Starcom Technologies Inc. Vermillion Bay, Ontario	5,537,000(1)	33.3%(3)	31.4%(5)

Notes:

(1) Starcom Technologies Inc. operates as a trust set up primarily for the children of one of the co-founders. Rhonda Burke, the spouse of the co-founder, is the sole director and officer of that company and a director of Cyberhand.

(2) These percentages are of the 16,627,500 total which represents all of the shares which will be outstanding on Closing, assuming the minimum financing on the Concurrent Financing but does not include the exercise of any options or warrants which will be outstanding after closing of the Qualifying Transaction.

(3) On a fully diluted basis, this percentage would be 29.8% assuming Rhonda Burke's 100,000 options are exercised (see Executive Compensation).

(4) These percentages are of the 17,627,500 total which represents all of the shares which will be outstanding on Closing, assuming maximum financing on the Concurrent Financing but does not include the exercise of any options or warrants which will be outstanding after closing of the Qualifying Transaction.

(3) On a fully diluted basis, this percentage would be 28.0% assuming Rhonda Burke's 100,000 options are exercised (see Executive Compensation).

DIRECTORS, OFFICERS AND PROMOTERS

Name, Address, Occupation and Security Holdings

Name, Address, Occupation and Security Holding

The following persons will be Directors and/or officers of the Company upon the Closing of the Qualifying Transaction:

Name, Municipality of Residence and Office with the Resulting Issuer(1)	Principal Occupation or Employment for Last Five Years(1)	Shares Owned as of the date of this Information Circular	Shares Owned as of the date of Closing of the Qualifying Transaction(2)	% of Total Issued and Outstanding Shares Owned Based on a Minimum Offering	% of Total Issued and Outstanding Shares Owned based on a Maximum Offering
Patrick Burke Fernie, BC Chairman, CTO and Director	Entrepreneur, Development Manager/Senior Systems Architect; President of Cyberhand Technologies, a company that designs new products specifically for the consumer electronics market; Founder and President of Canscan Imaging, a technology servicing provider and a software and computer hardware company	Nil	1,343,750(3)	8.1%	7.6%
Brad Kitchen(5) Vancouver, BC President, Chief Executive Officer and Director	Corporate Finance Consultant, Structured Finance Specialist Founder and President of PBK Financial Engineering, a corporate finance consulting company; VP Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank and financial services company; Partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate; CFO of Protocal Holdings Inc., a real estate investment trust start-up; VP Structured Finance at TD Securities Inc. and VP and Director of Structured Finance at CIBC Wood Gundy Inc., both international investment banks.	Nil	1,203,750(4)	7.2%	6.8%
Kevin R. Hanson(5) Vancouver, BC Director	Certified Public Accountant; Chartered Accountant, Venture Capital Entrepreneur; Partner of Amisano Hanson, Chartered Accountants, an accounting firm that provides many financial services, including venture capital advice to small and large capitalized companies.	650,000	168,750	1.0%	1.0%
Rhonda Burke(5) Vermilion Bay, Ontario Director and Secretary	Secretary, Treasurer and Director of Cyberhand Technologies Inc., a company that designs new products for the consumer electronics market; Director and Officer of Starcom Technologies Inc., a company established for the benefit of the children of Rhonda Burke; Principal in Charge of Operations of Casey's Canadian Resort, a resort company in northern Ontario; President and Director of Northshore Commercial Credit Corp., an investor in small capital projects and real estate; Children's supervisor with the Kerwatin Patricia School District.	Nil	5,537,000(6)	33.3%	31.4%

Notes:

(1) The information as to municipality of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually. Patrick Burke has been a director and the President and Chairman of Cyberhand since January 1, 2002. Brad Kitchen has been a director of the Company since February 19, 2003. It is intended that Mr. Kitchen will become the President, Chief Executive Officer and Chief Financial Officer upon Closing of the Qualifying Transaction. Kevin Hanson has been a director of the Company since incorporation.

(2) All of the securities are subject to an escrow.

(3) Includes 500,000 Cyberhand Shares and 843,750 Discount Seed Shares.

(4) Includes 843,750 Discount Seed Shares and 360,000 Finder's Fee Shares.

(5) Member of Audit Committee.

(6) 100 of these Common Shares will be held directly by Rhonda Burke and are Cyberhand Shares. 5,536,900 Common Shares will be held indirectly through Starcom Technologies Inc., a company established for the benefit of the children of Rhonda Burke and Michael Burke, a co-founder of Cyberhand. Rhonda Burke is the sole director and officer of Starcom Technologies Inc. Of the 5,536,900 common shares, all are Cyberhand Shares.

Aggregate Ownership of Securities

As of the Closing of the Qualifying Transaction, the directors, officers and promoters of the Resulting Issuer will own, as a group, directly or indirectly, 8,253,250 Common Shares of the Resulting Issuer (excluding shares issuable pursuant to the exercise of warrants or incentive stock options), representing 46.8% of the then issued and outstanding Common Shares of the Resulting Issuer, assuming a maximum offering of the concurrent financing.


Management


Management

Upon Closing of the Qualified Transaction the management team of the Company is intended to consist of:

Patrick Burke, Co-Founder, Chairman, Chief Technical Officer and Director

Patrick Burke, age 46, is the inventor and original patent holder of the computer hardware design that led to the X Series of Cyberhand Game Controllers and V Series mice or pointing devices. Mr. Burke graduated with a degree in computer science and electronics from Lakehead University in Thunderbay, Ontario in 1984. Mr. Burke is the President of Cyberhand Technologies Inc. and joined the company in January of 2002. He is responsible for the day to day operations and the commercialization of the company's intellectual properties. Prior to joining Cyberhand, Mr. Burke was the President of Canscan Imaging which he founded in June of 1993. Canscan was primarily a technology services provider and a software and computer hardware research and development company. Through his work at Canscan, Mr. Burke has received National Research Council grants in advanced computer and imaging to further software development of software that converts raster pixel image files into vectorized image files, a key requirement in 3D development and CNC tooling applications. These applications and related Grants were not part of any work relating to the development of Cyberhand's intellectual properties or products. One of the company's projects was to create a new admissions student/course selection program for the Political Science department at Queens University. Prior to founding Canscan Mr. Burke was a Software Systems Analyst at the Vancouver General Hospital from January to June of 1993.

It is intended that Mr. Burke will be an employee of the Resulting Issuer and will devote 100% of his time to the Resulting Issuer.

Brad Kitchen, Chief Executive Officer and Director

Brad Kitchen, age 41 is responsible for the financing of the commercialization activities and directing the public merger activities of the Company. Mr. Kitchen graduated with an MBA from McGill University in Montreal, Quebec in June of 1987. Prior to receiving his MBA, Mr. Kitchen obtained a B.Ap.Sc. (Civil Engineering) from the University of British Columbia in June of 1985. After graduating from McGill University, Mr. Kitchen became a financial product oriented Investment Banker. Specific experience in this area included foreign and domestic debt markets, cross-border financings, asset-backed securities, derivatives and interest rate sensitive equity products. This experience was obtained over an eleven-year period when he was employed in Toronto, Ontario as a Vice-President and Director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) from September 1988 to November 1996 and TD Securities Inc. from November 1996 to April 1997. In April 1997, Mr. Kitchen formed PBK Financial Engineering which has continuously advised small to medium sized companies on corporate finance issues. These topics range from day-to-day working capital allocation to obtaining access and providing ongoing management of a company's funding requirements via the public and private capital markets. In addition to operating PBK Financial Engineering, Mr. Kitchen has also been the CFO for Protocol Holdings for the period from May 1998 to November 1998 and a partner in Kitchen and Fuller Holdings from December 1998 to December 1999. Both these companies were real estate holding companies and are no longer in operation. Mr. Kitchen was also the Vice-President, Corporate Finance of Pacific Opportunity Limited, a small financial services company that is still in operation, for the period from January, 2000 to January, 2001. For the past six years, Mr. Kitchen has been a Corporate Finance Consultant through PBK Financial Engineering in Vancouver, British Columbia, Canada.

It is intended that Mr. Kitchen will be the Chief Executive Officer of the Resulting Issuer after Closing and will devote 100% of his time to the Resulting Issuer.

Kevin R. Hanson, Director

Kevin Hanson, age 46, a chartered accountant since 1983, is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc. From 1994 until 1998, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the TSX Venture Exchange (formerly the Vancouver Stock Exchange). Mr. Hanson was a director of two junior capital pool companies, Pender Capital Corp., from 1993 to 1995 and Commercial Consolidators Corp. (formerly Balmoral Capital Corp.) from May 1998 to October 1999. In June of 2000, Mr. Hanson became a director of Tri-Lateral Venture Corporation, a reporting issuer in Ontario which trades in the over-the-counter market. Mr. Hanson is also a director of Zena Capital Corp., a capital pool company listed on the Exchange.

It is proposed that Mr. Hanson devote approximately 10% of his time to the Resulting Issuer.

Rhonda Burke, Director and Secretary

Rhonda Burke, age 35, is a Director, Secretary and Treasurer of Cyberhand Technologies Inc. Mrs. Burke has been involved with the company since its inception in October, 2001. In addition, Mrs. Burke is the sole director and officer of Starcom Technologies Inc., which is the largest shareholder of Cyberhand. Starcom is a company established in October 2001 for the benefit of her two children. Mrs. Burke also has extensive management experience in the hospitality industry through her work with Casey's Canadian Resorts Ltd., a pioneer in the resort industry in Northern Ontario. Mrs. Burke has been with Casey's Canadian Resorts since March of 1993 as the principal in charge of operations. There are currently no operations in Casey's Canadian Resorts although the company is still registered. In addition, since September, 1999, Mrs. Burke has been the President and a Director of Northshore Commercial Credit Corp., an Ontario corporation that invests in small capital projects and real estate. Mrs. Burke is also employed by the Keewatin Patricia District School Board, as a children's supervisor, and has been working with the School Board since October 2000.

It is proposed that Ms. Burke devote approximately 25% of her time to the Resulting Issuer.

The Resulting Issuer intends to hire a full-time Vice-President, Channel Marketing, at a salary of approximately $90,000.

Cyberhand Advisory Board

Barry L. Bridgman, Strategic Development

Prior to joining the Cyberhand Advisory Board, Barry was Executive Vice President of Viasystems Group, Inc. where he was responsible for all global business functions and accomplished an internal growth from $200 Million to $1.5 Billion in revenue with 32 global manufacturing sites and over 25,000 employees in the Americas, Europe and China. His earlier roles at Viasystems included President of the Americas as well as President of the Global PCB and Telecom divisions. Prior to Viasystems, Barry was Senior Vice President and General Manager of the Americas of Berg Electronics where he catapulted the company from the No. 7 position in the connector industry to No. 3. Barry holds a BS in Chemistry from Virginia Polytechnic Institute.

It is intended that Mr. Brigman may be a consultant to the Resulting Issuer after Closing and will devote 20% of his time to the Resulting Issuer.

William E. Cloutier, Operations and Business Development

Prior to joining the Cyberhand Advisory Board, Bill was the Global Account Manager with Viasystems Technologies Corp and responsible for Global EMS growth strategies where he broke down sales barriers with the first-ever sole source contract for a leading OEM and realized $100m combined growth for that company's U.S., France, and Asia operations. Prior to Viasystems Bill held senior Sales & Marketing and Business Development positions with several large Global EMS companies where he pioneered "right fit" manufacturing solutions through customer partnerships. Bill has extensive experience in product development, new product introduction (NPI), and large-scale production utilizing North American and Asia Pacific manufacturing resources.

It is intended that Mr. Cloutier may be a consultant to the Resulting Issuer after Closing and will devote 25% of his time to the Resulting Issuer.

Michael Burke, Operations Manager and Adviser

Michael Burke, is responsible for technology commercialization of Cyberhand's patented assets into components and working prototypes utilizing these technologies. Michael has extensive experience in the development and structuring of start-up businesses, specializing in technological integration, finance, project and corporate development with a successful track record of creating shareholder value. Honoured member of the 1997 Edition of Who's Who and recognized among top executives in North America for the year.

It is intended that Mr. Burke will be a consultant to the Resulting Issuer and will devote 50% of his time to the Resulting Issuer.

Brian A. Hanson, Advisor

Brian Hanson, is a lawyer and a partner with the firm of Ratcliff & Company since 1995. Prior to that he was a partner with the firm of Collier Hanson from 1976 to 1995. Mr. Hanson obtained a Bachelor of Commerce degree from the University of British Columbia in 1970 and obtained a law degree from the University of British Columbia in 1971. He was called to the Bar of the Province of British Columbia in 1972. He is a member of the Law Society of British Columbia and the Canadian Bar Association. He is head of the Real Property Department of Ratcliff & Company and specializes in real property law, corporate commercial law and wills and estates law. Mr. Hanson is also the Chief Financial Officer and Secretary of Zena Capital Corp., a capital pool company listed on the Exchange.

It is proposed that Mr. Hanson devote approximately 1% of his time to the Resulting Issuer.

Terry M. Amisano, Advisor

Terry Amisano, a chartered accountant since 1985, is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1985 to 1990, Mr. Amisano was the partner of Amisano & Company, Chartered Accountants. Mr. Amisano was a director of Pender Capital Corp., from 1993 to 1995 and an officer of Commercial Consolidators Corp. (formerly Balmoral Capital Corp.) from May 1998 to October 1999. He was a director of Commercial Consolidators Corp. Both of these companies were junior capital pool companies and completed their qualifying transactions. Mr. Amisano is also the President and Chief Executive Officer of Zena Capital Corp., a capital pool company listed on the Exchange.

It is proposed that Mr. Amisano devote approximately 5% of his time to the Resulting Issuer.

At the date of this Information Circular the terms of the employment or consulting contracts with Messrs. Burke and Kitchen, have not been concluded. At the date of this Information Circular, no members of management have entered into non-competition or non-disclosure agreements. Although the Company is negotiating with Messrs. Burke and Kitchen no agreements have been entered into at the date of this Information Circular and there is no assurance that such agreements will be entered into.

Promoter Consideration

Currently there are no promoters of the Company, Cyberhand or the Resulting Issuer other than the officers and directors of those entities as otherwise disclosed herein.

Corporate Cease Trade Orders or Bankruptcies

None of those persons who will be directors, officers or promoters of the Resulting Issuer is, or has been within the past 10 years, a director, officer or promoter of any other issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the persons who will be directors, officers or promoters of the Resulting Issuer have, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

Personal Bankruptcies

None of the persons who will be directors, officers or promoters of the Resulting Issuer is, or has, within the 10 years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Resulting Issuer also holding positions as directors and/or officers of other companies. Some of those persons who will be directors and officers of the Resulting Issuer have been and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Resulting Issuer will be in direct competition with the Resulting Issuer. Conflicts, if any, will be subject to the procedures and remedies provided under the Company Act.

Other Reporting Issuer Experience

Those persons who will be directors, officers or promoters of the Resulting Issuer have, within the past ten years, been directors, officers or promoters of the following companies listed below:

Name	Name of Reporting Company	Position	Period	
			From	To
Kevin R. Hanson	Commercial Consolidators Corp.	Director	May 1998	October 1999
		Director	Nov. 2001	July 2002
	Pender Capital Corp.	Director	Nov. 1993	Dec. 1995
	Princess Resources Ltd.	Director	March 1993	May 1993
	Zena Capital Corp.	Director	Feb. 2000	Present

<p style="text-align:center">EXECUTIVE COMPENSATION</p>

Summary Compensation Table

Particulars of anticipated compensation to be paid to the Resulting Issuer's chief executive officer ("CEO") and each of the Resulting Issuer's four most highly compensated executive officers for the 12 month period after giving effect to the Qualifying Transaction (each a "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE							
		Annual Compensation			Long Term Compensation		
					Awards	Payouts	
Name and Principal Position	Period Ended	Salary ($)(4)	Bonus ($)	Other Annual Compen- sation($)	Securities Under Options/SARs Granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Patrick Burke Chairman and Chief Technical Officer	2004(1)	$72,000	(2)	Nil	100,000	Nil	Nil	Nil
Brad Kitchen Chief Executive Officer	2004(1)	$60,000	(2)	Nil	(3)	Nil	Nil	Nil
Michael Burke Operations Manager(5)	2004(1)	$24,000	(2)	Nil	(3)	Nil	Nil	Nil

Notes:

(1) For the 12 month period after giving effect to the Qualifying Transaction.

(2) Bonus to be paid based on performance for the year.

(3) Options yet to be negotiated.

(4) The Resulting Issuer also proposes to hire a Vice-President, Channel Marketing, and anticipates paying this person a salary of approximately $90,000 per year.

Options and SARS of the Named Executive Officers

The following table shows options that have been or are anticipated to be granted to the Chairman or any Named Executive Officer of the Resulting Issuer upon Closing of the Qualifying Transaction.

Optionee	Amount	Exercise Price	Expiry Date
Patrick Burke Chairman and Chief Technical Officer	100,000	$0.40	Five years after Closing
Brad Kitchen Chief Executive Officer	105,000	$0.40(1)	May 14, 2008
William Cloutier Advisor	50,000	$0.40	Five years after Closing
Terry Amisano Advisor	97,500	$0.15(2)	August 28, 2006
Brian Hanson Advisor	10,000	$0.15(2)	August 28, 2006
TOTAL	362,500		

Notes:

(1) These options remain subject to regulatory approval.

(2) The options granted to the original directors of Brockton was priced equal to the offering price of the Company's initial public offering.

The Resulting Issuer will have no compensation committee.

Other Compensation to Directors

No other compensation is intended to be paid to directors of the Resulting Issuer, other than the Named Executive Officers, for the 12 months following Closing of the Qualifying Transaction.

Particulars of other stock options of the Resulting Issuer to be outstanding to directors, other than the Named Executive Officers, following Closing of the Qualifying Transaction are as follows:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant/ Expiry Date
Kevin R. Hanson Director	195,000	$0.15(1)	August 28, 2006
Rhonda Burke Director and Secretary	100,000	$0.40	Five years after Closing
TOTAL	**295,000**		

Notes:

(1) The options granted to the original directors of Brockton was priced equal to the offering price of the Company's initial public offering.

The following share purchase warrants or options to acquire Common Shares of the Company will be outstanding upon Closing of the Qualifying Transaction:

Type of Security	Number of Common Shares Reserved for Issuance	Exercise Price Per Common Share	Expiration Date
Incentive Options – outstanding	302,500	$0.15	August 28, 2006
	105,000	$0.40	May 14, 2008
Incentive Options - to be granted	250,000	$0.40(2)	5 years after Closing
Incentive Options Reserved - Minimum Offering - Maximum Offering	1,005,250 1,105,250	N/A(1) N/A(1)	5 years after being Granted
Agent's Warrants at 15% of Concurrent Financing - Minimum Offering - Maximum Offering	600,000 750,000	$0.40(2) $0.46(2)	First 12 months from Closing Months 12 to 24 from Closing

Notes:

(1) Future Incentive Options will be granted at a price equal to 80% of the then current market value of the Resulting Issuers shares.

(2) Assuming the Concurrent Financing price is $0.40 per share. These options are to be allocated as to 100,000 to Patrick Burke, 100,000 to Rhonda Burke and 50,000 to William Cloutier.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

Stock Option Plan

On August 21, 2002, the Exchange (the "Exchange") published its revised Corporate Finance Manual. Under the Exchange's Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Company currently has no stock option plan and has previously granted stock options on an individual basis. Prior to the Meeting date, the directors of the Company will, subject to Member and regulatory approval, consider and approve a stock option plan. The Plan shall consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. In particular, the Plan will provide for options to vest in such manner as may be determined by the Plan Administrator, or in the absence of such body, the Board of Directors. The minimum exercise price of any options issued under the Plan will be equal to the closing price of the Company's shares on the Exchange at the time of grant, less such discount as is allow under Exchange policies. Options granted under the Plan will expire 90 days after an optionee ceases to be involved with the Company, with the exception that options granted to persons engaged in investor relations services will expire 30 days after such persons cease to be so engaged.

A copy of the Plan is available for review at the offices of the Company at Suite 604 - 750 West Pender Street, Vancouver, BC, V6C 2T7 or at Lang Michener, at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6E 4N7 during normal business hours up to and including the date of the Meeting.

The Company is asking Members to approve the following resolutions:

"Resolved that, subject to regulatory approval:

1. the Company's stock option plan (the "Plan") be and it is hereby adopted and approved;
2. the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;
3. the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and
4. the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

ESCROWED SECURITIES

Escrowed Securities

Upon the Closing of the Qualifying Transaction, a total of 9,147,000 Common Shares will be held in escrow under the policies of Exchange, which will then represent approximately 55.0% of the 16,627,500 issued and outstanding common shares of the Resulting Issuer based on a minimum offering, approximately 51.9% of the 17,627,500 issued and outstanding Common Shares of the Resulting Issuer based on a maximum offering, approximately 48.4% of the 18,890,250 fully diluted issued capital based on a minimum offering, and approximately and 45.4% of the 20,140,250 fully diluted issued capital based on a maximum offering of the Resulting Issuer.

Discount Seed Share Escrow Agreement

Escrow Conditions

All shares of the Resulting Issuer held by directors, officers and principal shareholders of the Resulting Issuer will be held in escrow pursuant to an escrow agreement (the "Escrow Agreement") to be dated as of the closing of the Proposed Qualifying Transaction, among the Company, the Trustee and such parties. A further 2,250,000 Common Shares of the Company are currently held in escrow by Pacific Corporate Trust Company pursuant to a discount seed share escrow agreement dated March 16, 2000 (the "Discount Escrow Agreement"). Under the terms of both the Escrow Agreement and the Discount Escrow Agreement, the shares may be voted by the holder prior to being released from escrow, may be transferred within escrow with the approval of the Exchange and are to be released from escrow on the basis of a timed release, as to 10% following issuance of the Final Exchange Notice, and as to 15% at the end of each of the six-month periods thereafter.

The following table sets out the holders of the escrowed shares, both before and after giving effect to the Qualifying Transaction.

ESCROWED SECURITIES

Name and Municipality of Residence of Securityholder	Designation of class	Prior to Giving Effect to the Transaction		After Giving Effect to the Transaction		
		Number of securities held in escrow	Percentage of class	Number of securities to be held in escrow	Percentage of class based on a Minimum Offering	Percentage of class based on a Maximum Offering
Starcom Technologies Inc., Vermillion Bay, ON(1)	Class A	Nil	N/A	5,537,000(2)	33.3%	31.4%
Patrick Burke, Fernie B.C.	Class A	Nil	N/A	1,343,750(2)	8.1%	7.6%
Brad Kitchen, Vancouver, B.C.	Class A	Nil	N/A	1,703,750(3)	10.3%	9.7%
Kevin R. Hanson, West Vancouver, B.C.	Class A	675,000	16.52%	168,750	1.0%	1.0%
Alan Crawford, Vancouver, B.C.	Class A	450,000	11.01%	112,500	0.7%	0.6%
Greg Burnett, Vancouver, B.C.	Class A	450,000	11.01%	112,500	0.7%	0.6%
Terry Amisano, Vancouver, B.C.	Class A	675,000	16.52%	168,750	1.0%	1.0%
Total:		2,250,000	55.06%	9,147,000	55.0%	51.9%

Notes:

(1) Starcom Technologies Inc. operates as a trust set up primarily for the children of one of the co-founders. Rhonda Burke, the spouse of the co-founder, is the sole director and officer of that company and a director of Cyberhand.

(2) Includes 843,750 Discount Seed shares to be acquired concurrent with Closing from Kevin Hanson, Alan Crawford, Greg Burnett and Terry Amisano for $0.10 per share.

(3) Includes 843,750 Discount Seed Shares and 360,000 Finder's Fee Shares and 500,000 shares to be acquired by Michelle Kitchen, Brad Kitchen's spouse, in exchange for 500,000 Cyberhand shares previously purchased by her.

The seed share resale restrictions set forth in Exchange Policy 5.4 may apply to certain non-principal shareholders.
The escrow agent for the escrow shares will be Pacific Corporate Trust Company (the "Escrow Agent"), of 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8. As a Tier 2 Issuer on the Exchange, the Resulting Issuer and the beneficial shareholders will be required to enter into a Form 5D Escrow Agreement as prescribed by Exchange Policy 5.4 with the Escrow Agent.

AUDITOR(S), TRANSFER AGENT(S) AND REGISTRAR(S)

Auditor(s), Transfer Agent(s) and Registrar(s)

Auditor

The auditor of the Resulting Issuer will be Morgan & Company, Chartered Accountants, of PO Box 10007, Pacific Centre, Suite 1488 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.

Transfer Agent and Registrar

The registrar and transfer agent of the Common Shares of the Resulting Issuer will be Pacific Corporate Trust Company of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

OTHER MATERIAL FACTS

Other Material Facts

There are no material facts about the Company, Cyberhand, the Resulting Issuer or the Qualifying Transaction which are not otherwise disclosed in this Information Circular with the exception of the following:

Name Change

In connection with the Qualifying Transaction, the company proposes, subject to Completion of the Qualifying Transaction, and subject to shareholder and regulatory approval, to change its name from BROCKTON CAPITAL CORP. to BROCKTON TECHNOLOGIES CORP.

The Company therefore would propose to submit to the shareholders the following special resolution:

> "Resolved as A SPECIAL RESOLUTION THAT:
>
> 1. The memorandum of the Company be amended to change the name of the Company from "BROCKTON CAPITAL CORP." to "BROCKTON TECHNOLOGIES CORP." or such other name as may be approved by the directors of the Company and as may be acceptable to the regulatory authorities having jurisdiction;
>
> 2. The directors and officers of the Company be and they are hereby authorized to take such steps as may be necessary or advisable to give effect to the name change, including the filing of a special resolution altering the memorandum of the Company with the Registrar of Companies under the *Company Act* (British Columbia).

BOARD APPROVAL

Board Approval

The board of directors of the Company has approved the delivery of this Information Circular to its shareholders.

CERTIFICATE OF BROCKTON CAPITAL CORP.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Brockton Capital Corp., assuming Completion of the Qualifying Transaction.

the foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: November 28, 2003

"Kevin R. Hanson"	*"Brian Hanson"*
Kevin R. Hanson	Brian Hanson
Chief Executive Officer	Chief Financial Officer
"Terry Amisano"	*"Brad Kitchen"*
Terry Amisano	Brad Kitchen
Director	Director

<u>CERTIFICATE OF CYBERHAND TECHNOLOGIES INC.</u>

The foregoing as it relates to Cyberhand Technologies Inc. constitutes full, true and plain disclosure of all material facts relating to Cyberhand Technologies Inc.

DATED: November 28, 2003

"Patrick Burke"   *"Rhonda Burke"*
Patrick Burke   Rhonda Burke
Chief Executive Officer   Secretary, Treasurer & Director

Financial Statements

Brockton Capital Corp.
April 30, 2003 and July 31, 2003

Cyberhand Technologies Inc.
March 31, 2003 and June 30, 2003

Pocketop Computer Corporation
December 31, 2002 and June 30, 2003

Brockton Capital Corp.
Consolidated Pro Forma Financial Statements
July 31, 2003

BROCKTON CAPITAL CORP.
Suite 604 750 West Pender Street
Vancouver, British Columbia, V6C 2T7
Telephone No.: 604.689.0188 and Fax No.: 604.689.9773

P R O X Y

This proxy is solicited by the management of Brockton Capital Corp. (the "Company") for the ADJOURNED Annual and Extraordinary General Meeting of its shareholders (the "Meeting") to be RECONVENED and held on FRIDAY, DECEMBER 12, 2003.

The undersigned hereby appoints Kevin R. Hanson, President of the Company, or failing him, Terry Amisano, a director of the Company, or instead of either of the foregoing, (insert name) _____, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at the Boardroom of Lang Michener, Barristers & Solicitors, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on DECEMBER 12, 2003, at 11:00 a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. **ACQUISITION OF CYBERHAND TECHNOLOGIES INC.**

    Vote For ☐ Against ☐ the ordinary resolution approving the acquisition of Cyberhand Technologies Inc.

2. **CHANGE OF NAME**

    Vote For ☐ Against ☐ the special resolution to change the name of the Company from "Brockton Capital Corp." to "Brockton Technologies Corp." or such other name as the directors in their absolute discretion may determine and is acceptable to the corporate and regulatory authorities, and to amend the Articles of the Company accordingly.

3. **ADOPTION OF STOCK OPTION PLAN**

    Vote For ☐ Against ☐ the ordinary resolution adopting the Company's 2003 Stock Option Plan.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: _____, 2003.

_____
Signature of Shareholder

_____
(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust Company by fax (604.689.8144) by mail or by hand at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B9 at any time up to and including 4:00 p.m. (Pacific Time) on the last day preceding the day of the Meeting or any adjournments thereof. Please advise the Company of any change in your mailing address.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. Unless marked to the contrary below, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter**.

Discretion Conferred

The undersigned hereby grants or withholds ☐ authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.



MORGAN
& COMPANY
CHARTERED ACCOUNTANTS

December 3, 2003

TSX Venture Exchange
650 West Georgia Street, Suite 2700
Vancouver, BC V6B 4N9

Dear Sirs:
RE: BROCKTON CAPITAL CORP. (the "Company") QUALIFYING TRANSACTION

We refer to the Company's information circular (the "Circular") dated November 28, 2003 relating to the proposed acquisition of all of the issued and outstanding shares of Cyberhand Technologies Inc.

We consent to the use in the Circular of our Auditors' Report dated September 12, 2003, except as to Note 7(c) which is as of November 28, 2003 to the Company's directors on the following financial statements:

Balance sheets as at April 30, 2003 and 2002; Statements of operations and deficit and cash flows for each of the years ended April 30, 2003, 2002 and 2001, and for the period from February 8, 2000 (date of incorporation) to April 30, 2003.

We report that we have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We report that we have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We also consent to the use in the Circular of our Compilation Report dated November 28, 2003 to the Company's directors on the following unaudited pro-forma consolidated financial statements:

Pro-forma consolidated balance sheet as at July 31, 2003.

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL



P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1



This letter is provided solely for the purpose of assisting TSX Venture Exchange in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

"Jim Philip"

Jim Philip, C.A.
for MORGAN & COMPANY

JLP/nm



	British Columbia	QUARTERLY AND YEAR END REPORT
	Securities Commission	BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

__X__ Schedule A

_____ Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BROCKTON CAPITAL CORP.	**April 30, 2003**	**03/09/17**

ISSUER'S ADDRESS   **750 West Pender Street, Suite 604**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 2T7**	**604-689-9773**	**604-689-0188**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Kevin Hanson	**Director**	**604-689-0188**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
amishan@telus.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"*Terry Amisano*"	**TERRY AMISANO**	**03/09/17**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"*Kevin Hanson*"	**KEVIN HANSON**	**03/09/17**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD

(Electronic signatures should be entered in "quotations")

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2003

(Stated in Canadian Dollars)

AUDITORS' REPORT



To the Shareholders,
Brockton Capital Corp.
(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2003 and 2002 and the statements of operations and cash flows for each of the years in the three year period ended April 30, 2003 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2003 and the statement of shareholders' equity for the period February 8, 2000 (Date of Incorporation) to April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2003 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2003, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
September 12, 2003   Chartered Accountants

BROCKTON CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEETS
April 30, 2003 and 2002
(Stated in Canadian Dollars)

ASSETS		April 30, 2003		April 30, 2002
Current				
Cash and cash equivalents	$	187,149	$	344,515
Amounts receivable		7,377		6,494
Prepaid expenses – Note 6		9,700		-
Notes and accrued interest receivable – Note 6		72,250		-
		276,476		351,009
Deferred investment expenses – Note 6		37,448		-
	$	313,924	$	351,009
LIABILITIES				
Current				
Accounts payable and accrued liabilities – Note 4	$	20,381	$	11,693
SHAREHOLDERS' EQUITY				
Share Capital – Note 3		371,592		371,592
Deficit	(	78,049)	(	32,276)
		293,543		339,316
	$	313,924	$	351,009

Nature and Continuance of Operations – Note 1
Commitments – Note 3
Subsequent Events – Notes 1 and 7

APPROVED BY THE DIRECTORS:

"Terry Amisano"   _"Kevin Hanson"_
_____, Director   _____, Director

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended April 30, 2003, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2003
(Stated in Canadian Dollars)

| | Years ended April 30, | | | February 8, 2000 (Date of Incorporation) to April 30, |
	2003	2002	2001	2003
Administrative Expenses				
Accounting, audit and legal – Note 4	$ 21,605	$ 20,273	$ 2,250	$ 44,128
Consulting fees	2,060	6,600	-	8,660
Equipment rental – Note 4	6,000	4,000	-	10,000
Filing fees	3,446	35	360	3,841
General and administrative	756	-	-	756
Interest and bank charges	268	227	257	864
Marketing	1,170	-	-	1,170
Office rent – Note 4	9,000	6,000	-	15,000
Office supplies – Note 4	3,178	2,000	-	5,178
Promotion	539	467	-	1,006
Transfer agent fees	4,087	4,531	250	8,868
Travel	4,529	-	1,913	6,442
Loss before other item	(56,638)	(44,133)	(5,030)	(105,913)
Interest income	10,865	9,823	6,327	27,864
Net income (loss) for the year	$ (45,773)	$ (34,310)	$ 1,297	$ (78,049)
Basic and diluted loss per share	$ (0.02)	$ (0.03)	$ (0.00)	
Weighted average number of shares outstanding	1,837,500	1,363,542	-	

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2003, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2003
(Stated in Canadian Dollars)

| | | | | February 8, 2000 (Date of Incorporation) to April 30, |
| | Years ended April 30, | | | |
	2003	2002	2001	2003
Operating Activities				
Net income (loss) for the year	$ (45,773)	$ (34,310)	$ 1,297	$ (78,049)
Changes in non-cash working capital items related to operations:				
Amounts receivable	(883)	(5,969)	(525)	(7,377)
Prepaid expenses	(9,700)	-	-	(9,700)
Accounts payable and accrued liabilities	8,688	(4,402)	16,095	20,381
Due to shareholders	-	-	(15,404)	-
Cash provided by (used in) operating activities	(47,668)	(44,681)	1,463	(74,745)
Investing Activities				
Notes receivable	(72,250)	-	-	(72,250)
Deferred investment expenses	(37,448)	-	-	(37,448)
Cash used in investing activities	(109,698)	-	-	(109,698)
Financing Activities				
Proceeds from shares issued	-	275,625	168,750	444,375
Share issue costs	-	(47,560)	(21,723)	(72,783)
Cash provided by (used in) financing activities	-	228,065	147,027	371,592
Increase (decrease) in cash and cash equivalents during the period	(157,366)	183,384	148,490	187,149
Cash and cash equivalents at the beginning of the period	344,515	161,131	12,641	-
Cash and cash equivalents at the end of the period	$ 187,149	$ 344,515	$ 161,131	$ 187,149

…/Cont'd

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP. Continued
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2003, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2003
(Stated in Canadian Dollars)

| | Years ended April 30, | | | February 8, 2000 (Date of Incorporation) to April 30, |
	2003	2002	2001	2003
Cash and cash equivalents consist of:				
Cash	$ 3,873	$ 19,515	$ 21,131	$ 3,873
Term deposits	183,276	325,000	140,000	183,276
	$ 187,149	$ 344,515	$ 161,131	$ 187,149
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to April 30, 2003
(Stated in Canadian Dollars)

	Common Stock		Retained Earnings (Deficit) Accumulated during the Development Stage	Total
	Number of Shares	Amount		
Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -
Net income for the period	-	-	737	737
Balance, April 30, 2000	-	-	737	737
Cash received from share issuances at $0.075 per share	2,250,000	168,750	-	168,750
Net income for the year	-	-	1,297	1,297
Balance, April 30, 2001	2,250,000	168,750	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs – Note 3(b)	-	(72,783)	-	(72,783)
Net loss for the year	-	-	(34,310)	(34,310)
Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316
Net loss for the year	-	-	(45,773)	(45,773)
Balance, April 30, 2003	4,087,500	$ 371,592	$ (78,049)	$ 293,543

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

April 30, 2003, 2002 and 2001

Note 1   Nature and Continuance of Operations

The Company is in the development stage and is classified as a Capital Pool Company as defined in the TSX Venture Exchange ("TSX") Policy 2.4.

The Company's continued operations as intended are dependent upon its ability to identify, evaluate and negotiate an acquisition of, a participation in or an investment of an interest in a Qualifying Transaction (as defined). On August 28, 2003, trading in the shares of the Company were suspended as the Company had not completed its qualifying transaction within eighteen months of the Company's listing. At April 30, 2003, the Company had entered into a letter of intent as a Qualifying Transaction (Note 6). The acquisition will be subject to shareholder and regulatory approval.

These financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through the process of forced liquidation.

The Company's fiscal year was changed from December 31 to April 30, effective with the period ended April 30, 2001.

Note 2   Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. These financial statements conform in all respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is depended on the future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results could differ from these estimates.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below:

(a)   Organization

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

(b)   Cash and Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

Note 2   Significant Accounting Policies – (cont'd)

(c)   Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(d)   Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(e)   Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

(f)   Stock-based Compensation Plan

The Company has approved share purchase options which are detailed in Note 3. No compensation expense is recognized for these plans when shares or share purchase options are issued to employees and directors. Any consideration paid by employees and directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Note 2   <u>Significant Accounting Policies</u> – (cont'd)

(f)   Stock-based Compensation Plan – (cont'd)

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after May 1, 2002.

(g)   Deferred Investment Expenses

Deferred investment expenses comprise expenditures incurred in connection with the Company's proposed transaction as described in Note 6. The amount will be charged against the proposed transaction upon completion or charged to operations if the proposed transaction is unsuccessful.

Note 3   <u>Share Capital</u> – Notes 6 and 7

a)   <u>Authorized:</u>

100,000,000 common shares without par value
100,000,000 preferred shares without par value

	Year ended April 30, 2002
b) Share Issue Costs:	
Share issue costs incurred consist of the following:	
Brokerage fees	$ 7,000
Commission	26,250
Filing fees	6,500
Legal fees	30,433
Other	2,600
	$ 72,783

Note 3   <u>Share Capital</u> – Notes 6 and 7 – cont'd

c)   <u>Escrow Shares</u>:

At April 30, 2003, there were 2,250,000 common shares held in escrow. Subject to Section 11(5) of Policy 2.4 of The TSX Venture Exchange (the "TSX"), following the completion of the Company's Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the TSX, shares of the escrow shares will be released pro rata to the shareholders as follows :

a)   10% following the completion of the Qualifying Transaction;

b)   15% six months following the initial release;

c)   15% twelve months following the initial release;

d)   15% eighteen months following the initial release;

e)   15% twenty-four months following the initial release;

f)   15% thirty months following the initial release; and

g)   15% thirty-six months following the initial release.

	April 30, 2003		April 30, 2002	
	Number of Shares	Weighted Average Exercise *Price*	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning of year	487,500	$0.15	400,000	$0.15
Granted	-	-	175,000	$0.15
Exercised	-	-	(87,500)	$0.15
Cancelled	(97,500)	$0.15	-	-
Expired	(87,500)	$0.15	-	-
Options outstanding and exercisable at end of year	302,500	$0.15	487,500	$0.15

At April 30, 2003, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one share at $0.15 per share, each exercisable on or before August 28, 2006.

Note 4   Related Party Transactions – Notes 3 and 7

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

| | Years ended April 30, | | |
	2002	2002	2001
Accounting fees	$ 9,943	$ 13,292	$ -
Equipment rental	6,000	4,000	-
Office rental	9,000	6,000	-
Office supplies	3,000	2,000	-
	$ 27,943	$ 25,292	$ -

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2003, prepaid expenses includes $3,000 (2002: $Nil) and accounts payable and accrued liabilities includes $3,000 (2002: $8,997) to a partnership controlled by two directors of the Company.

Note 5   Corporation Income Tax Losses

At April 30, 2003, the Company has accumulated non-capital losses totaling $112,095 which are available to reduce taxable income in future taxation years. These losses expire as follows:

2007	$ 420
2008	2,748
2009	48,867
2010	60,060
	$ 112,095

The future income tax asset related to these losses have not been recorded in the financial statements as it is more likely than not that the assets will not be realized and a full valuation allowance has been made.

Commitments – Notes 3 and 7

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand"), in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.25 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to shareholder and regulatory approval, such approvals to be obtained on or before October 31, 2003. This transaction will be accounted for by the purchase method, as a reverse take-over.

The Company has advanced a total of $69,280 to Cyberhand pursuant to two promissory notes and a grid promissory note, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. Accrued interest to April 30, 2003 is $2,970.

The Company has incurred acquisition related expenses totalling $37,448 (included in deferred investment expenses) and paid a retainer of $5,000 (included in prepaid expenses) in respect to a sponsorship agreement. Deferred expenses are comprised of the following:

Filing fees	$3,500
Legal fees	10,000
Miscellaneous expense	1,448
Sponsorship fees	22,500
	$37,448

Also in connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $1,500,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

April 30, 2003, 2002 and 2001

Note 7   Subsequent Events – Notes 1 and 6

a)   On May 8, 2003 and September 9, 2003, the Company advanced $15,000 and $10,000 respectively, to Cyberhand pursuant to a grid promissory note on the same terms as detailed in Note 6.

b)   By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option is subject to regulatory approval.

c)   By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop"), in consideration for 500,000 common shares of the Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Cyberhand acquisition (Note 6). In addition, loans payable owing to Pocketop totalling $380,000 will be paid as part of the purchase consideration. Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,333 for a term expiring May 25, 2005, to be paid either in cash or by the issuance of 833,333 common shares of the Company. The proposed acquisition is subject to shareholder and regulatory approval.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in

INCORPORATED AS PART OF:

________ Schedule A

__**X**__ Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BROCKTON CAPITAL CORP.	**April 30, 2003**	**03/09/17**

ISSUER'S ADDRESS **750 West Pender Street, Suite 604**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 2T7**	**604-689-9773**	**604-689-0188**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Kevin Hanson	**Director**	**604-689-0188**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
amishan@telus.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Terry Amisano"	**TERRY AMISANO**	**03/09/17**
"Kevin Hanson"	**KEVIN HANSON**	**03/09/17**

(Electronic signatures should be entered in "quotations")

BROCKTON CAPITAL CORP.
QUARTERLY REPORT – FORM 51

182

for the year ended April 30, 2003

Schedule A: Financial Information
–   See financial information attached

Schedule B: Supplementary Information

1.   Analysis of expenses and deferred costs:
–   See financial information attached

2.   Related party transactions:
–   See Note 4 to the financial statements

3.   Summary of securities issued and options granted during the year:

(a)   Summary of securities issued during the year: Nil

(b)   Summary of options granted during the year: Nil

4.   Summary of securities as at the end of the reporting period

a)   Authorized
–   See Note 3 to the financial statements

b)   Number and recorded value of shares issued and outstanding
–   See Statement of Shareholders' Equity

c)   Summary of options, warrants and convertible securities outstanding.
–   See Note 3 to the financial statements

d)   Total number of shares in escrow
–   See Note 3 to the financial statements

5.   List of Directors and Officers: Kevin Hanson, President, CEO and Director
                                                Terry Amisano, Director
                                                Brad Kitchen, Director
                                                Brian Hanson, CFO and Secretary

Schedule C: Management Discussion
–   See attached

BROCKTON CAPITAL CORP.
QUARTERLY REPORT - FORM 51
for the year ended April 30, 2003

Schedule C: Management Discussion

Nature of Business

During the fiscal year ended April 30, 2002, the Company's activity was primarily related to the completion of the Company's initial public offering, including listing the Company for trading as a Capital Pool Company on the TSX Venture Exchange ("TSX"), formerly the Canadian Venture Exchange. Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share. On August 27, 2001, the common shares of the Company were listed for trading on the TSX.

During the year ended April 30, 2003, the Company's principle business has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company was required to complete an acquisition on or before March 31, 2003. At April 30, 2003, the Company has signed a Letter of Intent in respect to the acquisition of a business and has submitted to the TSX a draft information circular and is currently working with the TSX to address its comments. The Company also intends to seek shareholder approval for the acquisition at its annual general meeting on October 28,2003.

By the aforementioned Letter of Intent dated September 4, 2002, and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand") in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.25 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to shareholder and regulatory approval, such approvals to be obtained on or before October 31, 2003.

The Company has advanced $60,000 to Cyberhand pursuant to two promissory notes and a further $9,280 pursuant to a grid promissory note, all of which bear interest at 10% per annum and are secured by a general security agreement on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties and the receipt of proceeds with respect to government grants and scientific research and experimental development tax credits, such proceeds to be applied against the promissory notes. Accrued interest to April 30, 2003 is $2,970.

The Company also advanced $25,000 in respect to a sponsorship agreement for the acquisition noted above.

In connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $1,500,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

On February 20, 2003, the Company announced the appointment of Brad Kitchen as a director of the Company, to fill the vacancy created by the resignation of Michael Weingarten. Mr. Kitchen is the proposed Chief Financial Officer of the Company and since August 2002 has been working in the capacity of corporate finance consultant to Cyberhand.

In addition, an agreement was reached wherein the 450,000 discount seed shares previously held by Michael Weingarten were purchased equally by Kevin Hanson and Terry Amisano, directors of the Company.

On February 28, 2003, the agent's common share purchase options for 87,500 shares expired unexercised.

Discussion of Operations and Financial Condition

Operations during the year ended April 30, 2003 were primarily related to the completion of the Company's Qualifying Transaction and due diligence in respect to the Letter of Intent noted above. There were no investor relations arrangements entered into during the year. There were no transactions with related parties other than office rent charges ($9,000), equipment rent charges ($6,000), office supplies charges ($3,000) and accounting fees ($9,943). There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the year.

At April 30, 2003 the Company had total working capital of $256,095. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Amounts receivable at April 30, 2003 includes $ 1,792 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $5,585. Prepaid expenses relates to prepaid TSX annual sustaining fees, prepaid office rent and a retainer of $5,000 for the sponsor of the Qualifying Transaction. Notes receivable are as described in Note 6 to the financial statements.

The Company also proposed to complete a financing in accordance with the Qualifying Transaction, as discussed in the Nature of Business section to this management discussion

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Financings, Principal Purposes and Milestones

Effectively August 1, 2001, the Company completed its initial public offering ("IPO"), having received approval from the British Columbia Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717. All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent's share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

There have been no other financings since the IPO and the exercise of the agents options.

Liquidity and Solvency
At April 30, 2003 the Company had total working capital of $256,095. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Subsequent Events

a)   On May 8, 2003 and September 2, 2003, the Company advanced an additional $15,000 and $10,000, respectively, to Cyberhand pursuant to a grid promissory note with the same terms as previous notes.

b)   By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option is subject to regulatory approval.

c)   By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop"), in consideration for 500,000 common shares of the Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Cyberhand acquisition, as referred in "Nature of Business" sections above. In addition, loans totalling $380,000 will be repaid as part of the acquisition consideration. Pocketop, a Canadian incorporated company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,333 for a term expiring May 25, 2005 to be paid either in cash or by the issuance of 833,333 common shares of the Company. The proposed acquisition is subject to shareholder and regulatory approval.

d)   On August 28, 2003, trading in the shares of the Company were suspended as the Company had not completed its Qualifying Transaction within eighteen months of the Company's listing.



BRITISH COLUMBIA	**QUARTERLY AND YEAR END REPORT** **BC FORM 51-901F (previously Form 61)**

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in

INCORPORATED AS PART OF:

__X__   Schedule A

_____   Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BROCKTON CAPITAL CORP.	**July 31, 2003**	**03/07/29**

ISSUER'S ADDRESS   **750 West Pender Street, Suite 604**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 2T7**	**604-689-9773**	**604-689-0188**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Kevin Hanson	**Director**	**604-689-0188**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
amishan@telus.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"*Terry Amisano*"	**TERRY AMISANO**	**03/09/29**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"*Kevin Hanson*"	**KEVIN HANSON**	**03/09/29**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD

(Electronic signatures should be entered in "quotations")

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

July 31, 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM BALANCE SHEETS
July 31, 2003 and April 30, 2003
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

		(Unaudited) July 31, 2003		(Audited) April 30, 2003
ASSETS				
Current				
Cash and cash equivalents	$	165,243	$	187,149
Amounts receivable		9,701		7,377
Prepaid expenses – Note 3		4,062		9,700
Notes and accrued interest receivable – Note 4		89,341		72,250
		268,347		276,476
Deferred investment expenses – Note 4		44,942		37,448
	$	313,289	$	313,924
LIABILITIES				
Current				
Accounts payable and accrued liabilities – Note 3	$	30,394	$	20,381
SHAREHOLDERS' EQUITY				
Share Capital – Notes 2 and 4		371,592		371,592
Deficit	(	88,697)	(	78,049)
		282,895		293,543
	$	313,289	$	313,924

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three months ended July 31, 2003 and 2002
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

| | Three months ended July 31, | |
	2003	2002
Expenses		
Accounting, audit and legal fees – Note 3	$ 6,007	$ 1,200
Equipment rental – Note 3	1,500	1,500
Filing fees	548	500
Interest and bank charges	88	76
Office supplies – Note 3	750	750
Promotion	235	-
Rent – Note 3	2,250	2,250
Transfer agent fees	2,303	539
Loss before other item	(13,681)	(6,815)
Interest income	3,033	2,788
Loss for the period	$ (10,648)	$ (4,027)
Basic and diluted loss per share	$ (0.00)	$ (0.00)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three months ended July 31, 2003 and 2002
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

| | Three months ended July 31, | |
	2003	2002
Operating Activities		
Net loss for the period	$ (10,648)	$ (4,027)
Changes in non-cash working capital items related to operations:		
Accounts receivable	(2,324)	(3,117)
Prepaid expenses	5,638	-
Accounts payable and accrued liabilities	10,013	(4,115)
Cash provided from (used in) operating activities	2,679	(11,259)
Investing Activities		
Notes and accrued interest receivable	(17,091)	-
Deferred investment expenses	(7,494)	-
Cash used in investing activities	(24,585)	-
Decrease in cash during the period	(21,906)	(11,259)
Cash and cash equivalents at the beginning of the period	187,149	344,515
Cash and cash equivalents at the end of the period	$ 165,243	$ 333,256
Cash and cash equivalents consists of:		
Cash	$ 6,968	$ 8,256
Term deposits	158,275	325,000
	$ 165,243	$ 333,256

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to July 31, 2003
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

	Common Stock Number of Shares	Amount	Retained Earnings (Deficit) Accumulated during the Development Stage	Total
Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -
Net income for the period	-	-	737	737
Balance, April 30, 2000	-	-	737	737
Cash received from share issuances at $0.075 per share	2,250,000	168,750	-	168,750
Net income for the year	-	-	1,297	1,297
Balance, April 30, 2001	2,250,000	168,750	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs	-	(72,783)	-	(72,783)
Net loss for the year	-	-	(34,310)	(34,310)
Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316
Net loss for the year	-	-	(45,773)	(45,773)
Balance, April 30, 2003	4,087,500	$ 371,592	$ (78,049)	$ 293,543
Net loss for the three month period	-	-	(10,648)	(10,648)
Balance, July 31, 2003	4,087,500	$ 371,592	$ (88,697)	$ 282,895

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
July 31, 2003
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 1   Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the April 30, 2003 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's April 30, 2003 annual financial statements.

Note 2   Share Capital – Note 4

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b) Common shares issued:	Number	$
Balance, April 30, 2001	2,250,000	168,750
For cash		
Initial public offering – at $0.15	1,750,000	262,500
Less: share issue costs		(72,783)
Agent's share purchase options – at $0.15	87,500	13,125
Balance, April 30, 2002, 2003 and July 31, 2003	4,087,500	371,592

Share issue costs consist of the following:		
Commission	$	26,250
Brokerage fees		7,000
Legal fees		30,433
Filing fees		6,500
Other		2,600
	$	72,783

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
July 31, 2003
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 2   Share Capital

c)   Escrow Shares:

At July 31, 2003, there were 2,250,000 common shares held in escrow. Subject to Section 11(5) of Policy 2.4 of The TSX Venture Exchange (the "TSX"), following the completion of the Company's Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the TSX, shares of the escrow shares will be released pro rata to the shareholders as follows:

h)   10% following the completion of the Qualifying Transaction;
i)   15% six months following the initial release;
j)   15% twelve months following the initial release;
k)   15% eighteen months following the initial release;
l)   15% twenty four months following the initial release;
m)   15% thirty months following the initial release;
n)   15% thirty six months following the initial release

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company's Initial Public Offering. Detail of stock options for the interim period is as follows:

| | Three months ended July 31, | | | |
| | 2003 | | 2002 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning of period	302,500	$0.15	487,500	$0.15
Granted *	105,000	0.19	-	-
Options outstanding and Exercisable at end of period	407,500	$0.16	487,500	$0.15

*   Subject to regulatory approval.

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
July 31, 2003
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 2   <u>Share Capital</u> – (cont'd)

<u>Commitments:</u> – (cont'd)

Stock-based Compensation Plan – (cont'd)

At July 31, 2003, directors and officers of the Company held the 407,500 common share purchase options outstanding. Each option entitles the holder to purchase one share as follows:

Number	Price	Expiry
302,500	$0.15	August 28, 2006
105,000	$0.19	May 14, 2008
407,500		

The compensation charge associated with the options granted during the three months ended July 31, 2003 in the amount of $9,947 is not recognized in the financial statements, but included in the pro-forma amounts below. The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0.0%
Expected volatility	20.1%
Risk-free interest rate	3.0%
Expected term in years	5

Had the fair value method been used for those options issued, the Company's net loss and loss per share would have been adjusted to the pro-forma amounts indicated below:

		Three months ended **July 31, 2003**
Net loss	As reported	$ (10,648)
	Pro-forma	$ (20,595)
Basic and diluted loss per share	As reported	$ (0.00)
	Pro-forma	$ (0.01)

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
July 31, 2003
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 3   Related Party Transactions

During the interim period, the Company incurred the following expenses charged by a partnership controlled by two directors of the Company.

	Three months ended July 31,	
	2003	2002
Accounting fees	$ 3,257	$ 1,200
Equipment rental	1,500	1,500
Office supplies	750	750
Rent	2,250	2,250
	$ 7,757	$ 5,700

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At July 31, 2003, prepaid expenses includes $3,000 and accounts payable and accrued liabilities includes $4,985 to a partnership controlled by two directors of the Company.

Note 4   Commitments – Notes 2 and 5

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand"), in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to shareholder and regulatory approval, such approvals to be obtained on or before October 31, 2003. This transaction will be accounted for by the purchase method, as a reverse take-over.

The Company has advanced a total of $84,280 to Cyberhand pursuant to two promissory notes and a grid promissory note, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. Accrued interest to July 31, 2003 is $5,061.

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
July 31, 2003
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 4   <u>Commitments</u> – Notes 2 and 5 – (cont'd)

The Company has incurred acquisition related expenses totalling $44,942 (included as deferred investment expenses). Deferred expenses are comprised of the following:

Filing fees	$ 3,500
Legal fees	15,351
Miscellaneous expense	3,591
Sponsorship fees	22,500
	$ 44,942

Also in connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $2,000,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop"), in consideration for 500,000 common shares of the Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Cyberhand acquisition, as referred in "Nature of Business" sections above. In addition, loans totalling $380,000 will be repaid as part of the acquisition consideration. Pocketop, a Canadian company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,333 for a term expiring May 25, 2005 to be paid either in cash or by the issuance of 833,333 common shares of the Company. The proposed acquisition is subject to shareholder and regulatory approval.

Note 5   <u>Subsequent Event</u> – Note 4

On September 9, 2003, the Company advanced $10,000 to Cyberhand pursuant to a grid promissory note on the same terms as detailed in Note 4.



BRITISH COLUMBIA

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in

INCORPORATED AS PART OF:

_____   Schedule A

____**X**____   Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BROCKTON CAPITAL CORP.	**July 31, 2003**	**03/07/29**

ISSUER'S ADDRESS   **750 West Pender Street, Suite 604**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 2T7**	**604-689-9773**	**604-689-0188**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Kevin Hanson	**Director**	**604-689-0188**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
amishan@telus.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"*Terry Amisano*"	**TERRY AMISANO**	**03/09/29**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD

"*Kevin Hanson*"	**KEVIN HANSON**	**03/09/29**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD

(Electronic signatures should be entered in "quotations")

BROCKTON CAPITAL CORP.
QUARTERLY REPORT – FORM 51
for the three months ended July 31, 2003

Schedule A: Financial Information
–   See financial information attached

Schedule B: Supplementary Information

1.   Analysis of expenses and deferred costs:
–   See financial information attached

2.   Related party transactions:
–   See Note 3 to the financial statements

3.   Summary of securities issued and options granted during the period:

(a)   Summary of securities issued during the period: Nil

(b)   Summary of options granted during the period: Nil

4.   Summary of securities as at the end of the reporting period

a)   Authorized
–   See Note 2 to the financial statements

b)   Number and recorded value of shares issued and outstanding
–   See Note 2 to the financial statements

c)   Summary of options, warrants and convertible securities outstanding
–   See Note 2 to the financial statements

d)   Total number of shares in escrow
–   See Note 2 to the financial statements

5.   List of Directors and Officers: Kevin Hanson, President, CEO and Director
                                       Terry Amisano, Director
                                       Brad Kitchen, Director
                                       Brian Hanson, CFO and Secretary

Schedule C: Management Discussion
–   See attached

BROCKTON CAPITAL CORP.
QUARTERLY REPORT - FORM 51
<u>for the three months ended July 31, 2003</u>

Schedule C: Management Discussion

Nature of Business

During the fiscal year ended April 30, 2002, the Company's activity was primarily related to the completion of the Company's initial public offering, including listing the Company for trading as a Capital Pool Company on the TSX Venture Exchange ("TSX"), formerly the Canadian Venture Exchange. Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share. On August 27, 2001, the common shares of the Company were listed for trading on the TSX. On August 28, 2003, trading in the shares of the Company were suspended as the Company had not completed its qualifying transaction within eighteen months of the Company's listing.

During the three months ended July 31, 2003, the Company's principle business has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company was required to complete an acquisition on or before March 31, 2003. The Company had signed a Letter of Intent in respect to the acquisition of a business prior to March 31, 2003 and has submitted to the TSX a draft information circular and is currently working with the TSX to address its comments. The Company also intends to seek shareholder approval for the acquisition at its annual general meeting on October 28, 2003.

By the aforementioned Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand") in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. A finders fee will be payable upon closing of this transaction. The entire transaction is subject to shareholder and regulatory approval. Such approvals to be obtained on or before October 31, 2003.

As at July 31 2003, the Company had advanced $60,000 to Cyberhand pursuant to two promissory notes and a further $24,280 pursuant to a grid promissory note, all of which bear interest at 10% per annum and are secured by a general security agreement on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties and the receipt of proceeds with respect to government grants and scientific research and experimental development tax credits, such proceeds to be applied against the promissory notes. Accrued interest to July 31, 2003 is $5,061.

The Company also advanced $25,000 in respect to a sponsorship agreement and related expenses for the acquisition noted above.

In connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $2,000,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop"), in consideration for 500,000 common shares of Cyberhand at $1.00 per share, which will be exchanged for 500,000 common shares of the Company on closing of the Cyberhand acquisition, as referred to above. In addition, loans totalling $380,000 will be repaid as part of the acquisition consideration. Pocketop, a Canadian company, is developing innovations in the portable personal digital assistant ("PDA") market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,333 for a term expiring May 25, 2005 to be paid either in cash or by the issuance of 833,333 common shares of the Company. The proposed acquisition is subject to shareholder and regulatory approval.

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option is subject to regulatory approval.

Discussion of Operations and Financial Condition

Operations during the three months ended July 31, 2003 were primarily related to the completion of the Company's Qualifying Transaction and due diligence in respect to the Letter of Intent noted above. There were no investor relations arrangements entered into during the year. There were no transactions with related parties other than office rent charges ($2,250), equipment rent charges ($1,500), office supplies charges ($750) and accounting fees ($3,257). There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the year.

At July 31, 2003, the Company had total working capital of $237,953. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Amounts receivable at July 31, 2003 includes $2,285 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $7,416. Prepaid expenses relates to prepaid TSX annual sustaining fees and prepaid office rent. Notes receivable are as described in Note 4 to the financial statements.

The Company also proposed to complete a financing in accordance with the Qualifying Transaction, as discussed in the Nature of Business section to this management discussion

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Financings, Principal Purposes and Milestones

Effectively August 1, 2001, the Company completed its initial public offering ("IPO"), having received approval from the British Columbia Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717. All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent's share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

There have been no other financings since the IPO and the exercise of the agents options.

The Company intends to complete a financing of up to $2,000,000 at approximately $0.40 per share upon approval of its Qualifying Transaction.

Liquidity and Solvency

At July 31, 2003 the Company had total working capital of $237,953. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Subsequent Events

a)   On August 28, 2003, trading in the shares of the Company were suspended as the Company had not completed its Qualifying Transaction within eighteen months of the Company's listing.

b)   On September 2, 2003, the Company advanced an additional $10,000 to Cyberhand pursuant to a grid promissory note with the same terms as previous notes.



BRITISH COLUMBIA

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in

INCORPORATED AS PART OF:

__X__	Schedule A
_____	Schedule B
	(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BROCKTON CAPITAL CORP.	**October 31, 2003**	**03/12/24**

ISSUER'S ADDRESS	**750 West Pender Street, Suite 604**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 2T7**	**604-689-9773**	**604-689-0188**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Kevin Hanson	**Director**	**604-689-0188**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
amishan@telus.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"*Terry Amisano*"	**TERRY AMISANO**	**03/12/24**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD

"*Kevin Hanson*"	**KEVIN HANSON**	**03/12/24**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD

(Electronic signatures should be entered in "quotations")

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

October 31, 2003

(Stated in Canadian Dollars)

(<u>Unaudited – Prepared by Management</u>)

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM BALANCE SHEETS
October 31, 2003 and April 30, 2003
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

ASSETS	(Unaudited) October 31, 2003	(Audited) April 30, 2003
Current		
Cash and cash equivalents	$ 115,534	$ 187,149
Amounts receivable	4,559	7,377
Prepaid expenses	956	9,700
Notes and accrued interest receivable – Note 4	106,712	72,250
	227,761	276,476
Deferred investment expenses – Note 4	57,330	37,448
	$ 285,091	$ 313,924

LIABILITIES

Current		
Accounts payable and accrued liabilities – Note 3	$ 15,757	$ 20,381

SHAREHOLDERS' EQUITY

Share capital – Notes 2 and 4	371,592	371,592
Deficit	(102,258)	(78,049)
	269,334	293,543
	$ 285,091	$ 313,924

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
for the three and six months ended October 31, 2003 and 2002
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

	Three months ended October 31,		Six months ended October 31,	
	2003	2002	2003	2002
General and Administrative Expenses				
Accounting, audit and legal fees – Note 3	$ 1,500	$ 3,980	$ 7,507	$ 5,180
Equipment rental – Note 3	1,500	1,500	3,000	3,000
Filing fees	2,340	1,170	2,888	1,670
Interest and bank charges	85	80	173	156
Investor relations	3,088	-	3,088	-
Office and miscellaneous – Note 3	751	1,368	1,501	2,118
Promotion	575	-	810	-
Rent – Note 3	2,250	2,250	4,500	4,500
Transfer agent	2,071	1,326	4,374	1,865
Travel	1,729	1,208	1,729	1,208
Loss before other item	(15,889)	(12,882)	(29,570)	(19,697)
Other item				
Interest income	2,328	2,175	5,36	4,96
Net loss for the period	(13,561)	(10,707)	(24,209)	(14,734)
Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.0	$ (0.0

SEE ACCOMPANYING NOTES

205

BROCKTON CAPITAL CORP.
INTERIM STATEMENTS OF CASH FLOWS
for the three and six months ended October 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended October 31,		Six months ended October 31,	
	2003	2002	2003	2002
Operating Activities				
Net loss for the period	$ (13,561)	$ (10,707)	$ (24,209)	$ (14,734)
Changes in non-cash working capital items related to operations:				
Amounts receivable	5,142	2,990	2,818	(127)
Prepaid expenses	3,106	(1,082)	8,744	(1,082)
Accounts payable and accrued liabilities	(14,637)	(2,378)	(4,624)	(6,493)
	(19,950)	(11,177)	(17,271)	(22,436)
Investing Activities				
Advance on investment	-	(25,000)	-	(25,000)
Notes and accrued interest receivable	(17,371)	(25,000)	(34,462)	(25,000)
Deferred investment expenses	(12,388)	-	(19,882)	-
	(29,759)	(50,000)	(54,344)	(50,000)
Decrease in cash during the period	(49,709)	(61,177)	(71,615)	(72,436)
Cash and cash equivalents, beginning of the period	165,243	333,256	187,149	344,515
Cash and cash equivalents, end of the period	$ 115,534	$ 272,079	$ 115,534	$ 272,079
Cash and cash equivalents consist of:				
Cash	$ 7,258	$ 47,079	$ 7,258	$ 47,079
Term deposits	108,276	225,000	108,276	225,000
	$ 115,534	$ 272,079	$ 115,534	$ 272,079
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to October 31, 2003
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Common Stock Number of Shares	Common Stock Amount	Retained Earnings (Deficit) Accumulated during the Development Stage	Total
Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -
Net income for the period	-	-	737	737
Balance, April 30, 2000	-	-	737	737
Cash received from share issuances at $0.075 per share	2,250,000	168,750	-	168,750
Net income for the year	-	-	1,297	1,297
Balance, April 30, 2001	2,250,000	168,750	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs	-	(72,783)	-	(72,783)
Net loss for the year	-	-	(34,310)	(34,310)
Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316
Net loss for the year	-	-	(45,773)	(45,773)
Balance, April 30, 2003	4,087,500	371,592	(78,049)	293,543
Net loss for the period	-	-	(24,209)	(24,209)
Balance, October 31, 2003	4,087,500	$ 371,592	$ (102,258)	$ 269,334

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2003
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 1   <u>Interim Reporting</u>

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the April 30, 2003 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's April 30, 2003 annual financial statements.

Note 2   <u>Share Capital</u> – Note 4

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b) Common shares issued:	Number	$
Balance, April 30, 2001	2,250,000	168,750
For cash		
Initial public offering – at $0.15	1,750,000	262,500
Less: share issue costs		(72,783)
Agent's share purchase options – at $0.15	87,500	13,125
Balance, April 30, 2002, 2003 and October 31, 2003	4,087,500	371,592

Share issue costs consist of the following:		
Commission	$	26,250
Brokerage fees		7,000
Legal fees		30,433
Filing fees		6,500
Other		2,600
	$	72,783

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2003
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 2   <u>Share Capital</u>

c)   Escrow Shares:

At October 31, 2003, there were 2,250,000 common shares held in escrow. Subject to Section 11(5) of Policy 2.4 of The TSX Venture Exchange (the "TSX"), following the completion of the Company's Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the TSX, shares of the escrow shares will be released pro rata to the shareholders as follows:

o)   10% following the completion of the Qualifying Transaction;
p)   15% six months following the initial release;
q)   15% twelve months following the initial release;
r)   15% eighteen months following the initial release;
s)   15% twenty four months following the initial release;
t)   15% thirty months following the initial release;
u)   15% thirty six months following the initial release

<u>Commitments:</u>

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company's Initial Public Offering. Detail of stock options for the interim period is as follows:

| | Six months ended October 31, | | | |
| | 2003 | | 2002 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning of period	302,500	$0.15	487,500	$0.15
Granted *	105,000	0.19	-	-
Options outstanding and Exercisable at end of period	407,500	$0.16	487,500	$0.15

*   Subject to regulatory approval.

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2003
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 2   <u>Share Capital</u> – (cont'd)

<u>Commitments:</u> – (cont'd)

Stock-based Compensation Plan – (cont'd)

At October 31, 2003, directors and officers of the Company held the 407,500 common share purchase options outstanding. Each option entitles the holder to purchase one share as follows:

Number	Price	Expiry
302,500	$0.15	August 28, 2006
105,000	$0.19	May 14, 2008
407,500		

The compensation charge associated with the options granted during the six months ended October 31, 2003 in the amount of $9,947 is not recognized in the financial statements, but included in the pro-forma amounts below. The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

Dividend yield   0.0%
Expected volatility   20.1%
Risk-free interest rate 3.0%
Expected term in years   5

Had the fair value method been used for those options issued, the Company's net loss and loss per share would have been adjusted to the pro-forma amounts indicated below:

		Six months ended **October 31, 2003**
Net loss	As reported	$ (24,209)
Pro-forma		$ (34,156)
Basic and diluted loss per share	As reported	$ (0.01)
Pro-forma		$ (0.01)

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2003
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 3   <u>Related Party Transactions</u>

During the interim period, the Company incurred the following expenses charged by a partnership controlled by two directors of the Company.

	Six months ended October 31,	
	2003	2002
Accounting fees	$ 4,757	$ 2,680
Equipment rental	3,000	3,000
Office supplies	1,500	1,500
Rent	4,500	4,500
	$ 13,757	$ 11,680

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At October 31, 2003, accounts payable and accrued liabilities includes $4,500 due to a partnership controlled by two directors of the Company.

Note 4   <u>Commitments</u> – Note 2

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand"), in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to regulatory approval. This transaction will be accounted for by the purchase method, as a reverse take-over.

The Company has advanced a total of $99,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. Accrued interest to October 31, 2003 is $7,432.

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2003
(Stated in Canadian Dollars)
(<u>Unaudited – Prepared by Management</u>)

Note 4   <u>Commitments</u> – Note 2 – (cont'd)

The Company has incurred acquisition related expenses totalling $57,330 (included as deferred investment expenses). Deferred expenses are comprised of the following:

Filing fees	$	3,500
Legal fees		20,351
Miscellaneous expense		10,979
Sponsorship fees		22,500
	$	57,330

Also in connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $2,000,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agent's warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop"), in consideration for 500,000 common shares of the Cyberhand, which will be exchanged for 500,000 common shares of the Company on closing of the Cyberhand acquisition referred to above. Pocketop, a Canadian company, is developing innovations in the portable PDA market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,333 for a term expiring May 25, 2005 to be paid either in cash or by the issuance of 833,333 common shares of the Company. Cyberhand has agreed to assume notes payable of $380,000 in exchange for a note receivable from Pocketop secured by a general security assignment over all of the assets of Pocketop including intellectual property. The proposed acquisition is subject to shareholder and regulatory approval.



BRITISH COLUMBIA **QUARTERLY AND YEAR END REPORT**
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in

INCORPORATED AS PART OF:

________ Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BROCKTON CAPITAL CORP.	**October 31, 2003**	**03/12/24**

ISSUER'S ADDRESS **750 West Pender Street, Suite 604**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 2T7**	**604-689-9773**	**604-689-0188**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Kevin Hanson	**Director**	**604-689-0188**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
amishan@telus.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Terry Amisano"	**TERRY AMISANO**	**03/12/24**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Kevin Hanson"	**KEVIN HANSON**	**03/12/24**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD

(Electronic signatures should be entered in "quotations")

BROCKTON CAPITAL CORP.
QUARTERLY REPORT – FORM 51
for the six months ended October 31, 2003

Schedule A: Financial Information
– See financial information attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs:
– See financial information attached

2. Related party transactions:
– See Note 3 to the financial statements

3. Summary of securities issued and options granted during the period:

(a) Summary of securities issued during the period: Nil

(b) Summary of options granted during the year: Nil

4. Summary of securities as at the end of the reporting period

a) Authorized
– See Note 2 to the financial statements

b) Number and recorded value of shares issued and outstanding
– See Note 2 to the financial statements

c) Summary of options, warrants and convertible securities outstanding.
– See Note 2 to the financial statements

d) Total number of shares in escrow
– See Note 2 to the financial statements

5. List of Directors and Officers:
Kevin Hanson, President, CEO and Director
Terry Amisano, Director
Michael Weingarten, Director
Brian Hanson, CFO and Secretary

Schedule C: Management Discussion
– See attached

BROCKTON CAPITAL CORP.
QUARTERLY REPORT - FORM 51
for the six months ended October 31, 2003

Schedule C: Management Discussion

Nature of Business

During the fiscal years ended April 30, 2002, the Company's activity was primarily related to the completion of the Company's initial public offering, including listing the Company for trading as a Capital Pool Company on the TSX Venture Exchange ("TSX"), formerly the Canadian Venture Exchange. Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share. On August 27, 2001, the common shares of the Company were listed for trading on the TSX. On August 28, 2003, trading in the shares of the Company were suspended as the Company had not completed its qualifying transaction within eighteen months of the Company's listing.

The Company's principle business since its listing on the TSX on August 27, 2001, has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company was required to complete an acquisition on or before March 31, 2003. The Company has signed a Letter of Intent in respect to the acquisition of a business and has submitted to the TSX and to its shareholders an information circular.

By the aforementioned Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand") in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. A finders fee will be payable upon closing of this transaction. The transaction was approved on December 12, 2003 by the shareholders, but is subject to completion of financing and further regulatory approval.

As at October 31, 2003, the Company had advanced $99,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties and the receipt of proceeds with respect to government grants and scientific research and experimental development tax credits, such proceeds to be applied against the promissory notes. Accrued interest to October 31, 2003 is $7,432.

The Company also paid a total of $57,330 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above.

In connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $2,000,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

By a share purchase agreement dated October 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation ("Pocketop"), in consideration for 500,000 common shares of Cyberhand which will be exchanged for 500,000 common shares of the Company on closing of the Cyberhand acquisition, as referred to above. Pocketop, a Canadian company, is developing innovations in the portable personal digital assistant ("PDA") market. Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,333 for a term expiring May 25, 2005 to be paid either in cash or by the issuance of 833,333 common shares of the Company. Cyberhand has agreed to assume notes payable of $380,000

in exchange for a note receivable from Pocketop secured by a general security assignment over all of the assets of Pocketop including intellectual property. The proposed acquisition is subject to regulatory approval.

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option is subject to regulatory approval.

Discussion of Operations and Financial Condition

Operations during the six months ended October 31, 2003 were primarily related to the completion of the Company's Qualifying Transaction and due diligence in respect to the Letter of Intent and formal agreement noted above. There were no investor relations arrangements entered into during the period. There were no transactions with related parties other than office rent charges ($4,500), equipment rent charges ($3,000), office supplies charges ($1,500) and accounting fees ($4,757). There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the year.

At October 31, 2003, the Company had total working capital of $212,004. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Amounts receivable at October 31, 2003 includes $116 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $4,443. Prepaid expenses relates to prepaid TSX annual sustaining fees and prepaid transfer agent fees. Notes receivable are as described in Note 4 to the financial statements.

The Company also proposed to complete a financing in accordance with the Qualifying Transaction, as discussed in the Nature of Business section to this management discussion

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Financings, Principal Purposes and Milestones

Effectively August 1, 2001, the Company completed its initial public offering ("IPO"), having received approval from the British Columbia Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717. All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent's share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

There have been no other financings since the IPO and the exercise of the agents options.

The Company intends to complete a financing of up to $2,000,000 at approximately $0.40 per share upon approval of its Qualifying Transaction.


Liquidity and Solvency


At October 31, 2003 the Company had total working capital of $212,004. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Brockton Capital Corp. -- SEC File No. 0-49760
(Registrant)


Date: February 13, 2004   By /s/ Kevin R. Hanson
                                              Kevin R. Hanson, President/CEO/Director